As filed with the U.S. Securities and Exchange Commission on October 1, 2009

Registration No. 333-•

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Polymer Holdings LLC*

(Exact name of Registrant as specified in its charter)

Delaware	2821	20-0411521
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

15710 John F. Kennedy Blvd.

Suite 300

Houston, TX 77032

Telephone: (218) 504-4700

(Address including zip code, telephone number, including area code, of Registrant’s Principal Executive Offices)

Stephen W. Duffy, Esq.

General Counsel

Polymer Holdings LLC

15710 John F. Kennedy Blvd.

Suite 300

Houston, Texas 77032

Telephone: (281) 504-4700

Telecopy: (281) 504-4743

(Name, address including zip code, telephone number, including area code, of agent for service)

Copies To:

William F. Gorin, Esq. Duane McLaughlin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 Telephone: (212) 225-2000 Telecopy: (212) 225-3999	Peter M. Labonski, Esq. Keith L. Halverstam, Esq. Latham & Watkins LLP 885 Third Avenue New York, New York 10022 Telephone: (212) 906-1200 Telecopy: (212) 751-4864

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered (1)	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price	Amount of registration fees
Common stock, par value per share			$$230,000,000.00	$12,834.00

(1)	Includes shares that the underwriters have an option to purchase from the selling stockholders to cover over-allotments, if any.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933, as amended.

* Polymer Holdings LLC, a limited liability company organized under the laws of Delaware, is the registrant filing this Registration Statement with the Securities and Exchange Commission. Prior to the date of the effectiveness of the Registration Statement, Polymer Holdings LLC will be converted into a corporation organized under the laws of Delaware, pursuant to the Delaware Limited Liability Company Act Section 18-216 and the Delaware General Corporation Law Section 265. The securities issued to investors in connection with this offering will be shares of common stock in that corporation, which will be named Kraton Performance Polymers, Inc.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 1, 2009

Prospectus

            Shares

Kraton Performance Polymers, Inc.

Common Stock

This is our initial public offering, and no public market currently exists for our common stock. Kraton Performance Polymers, Inc. is offering             shares of common stock.

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $         and $         per share. We will apply to list our common stock on                              under the symbol            .

The selling stockholders identified in this prospectus have granted the underwriters the right to purchase up to              shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than              shares of common stock in this offering. We will not receive any proceeds from the sale of the shares, if any, by the selling stockholders. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuer	Proceeds to Selling Stockholders
Per Share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about                     , 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse
BofA Merrill Lynch
Morgan Stanley
Oppenheimer & Co.

The date of this prospectus is                      2009.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Information contained in our web site does not constitute part of this prospectus.

The KRATON name, our logo and other trademarks mentioned in this prospectus are the property of their respective owners.

We obtained the industry and market data used throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. While we believe our internal company research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

SUMMARY

The following summary includes basic information about our company and this offering. It may not contain all of the information that is important to you. For a more comprehensive understanding of our company and this offering, you should read this entire prospectus.

On                     , 2009, we converted our company from a Delaware limited liability company (Polymer Holdings LLC) into a Delaware corporation (Kraton Performance Polymers, Inc.).

In this prospectus, unless we indicate otherwise or the context requires:

•

“Polymer Holdings,” “our company,” “we,” “our,” “ours,” and “us” refer to Polymer Holdings LLC and its consolidated subsidiaries prior to                     , 2009, and to Kraton Performance Polymers and its consolidated subsidiaries after that date;

•	“Kraton” refers to Kraton Polymers LLC; and

•	the “SBC industry” refers to the elastomeric styrenic block copolymers industry and does not include the high styrene or rigid SBC business.

Our Company

General

We believe we are the world’s leading producer of styrenic block copolymers (SBCs) as measured by 2008 sales and volumes. We market our products under the widely recognized KRATON® brand. Our estimates indicate that sales of our products, in the end-use markets we target, constituted 34% of global SBC revenue in 2008, approximately 3.1 times larger than our nearest competitor. SBCs are highly engineered synthetic elastomers that we invented and commercialized over 40 years ago, which enhance the performance of numerous end-use products, imparting greater flexibility, resilience, strength, durability and processability. We focus on the end-use markets we believe offer the highest growth potential and greatest opportunity to differentiate our products from competing products. Within these end-use markets, we believe that we provide our customers with a broad portfolio of highly engineered and value enhancing polymers that are critical to the performance of our customers’ products. We seek to maximize the value of our product portfolio by introducing innovations that command premium pricing and by consistently upgrading from lower margin products. As the industry leader, we maintain significant competitive advantages, including a 40-year proven track record of innovation; world-class technical expertise; customer, geographical and end-use market diversity; and industry-leading customer service capabilities. These advantages are supported by a global infrastructure and a long history of successful capital investments and operational excellence.

Our SBC products are found in many everyday applications, including disposable baby diapers, the rubberized grips of toothbrushes, razor blades, power tools and in asphalt formulations used to pave roads. We believe that there are many untapped uses for our products, and we will continue to develop new applications for SBCs. Since January 1, 2008, we have been awarded 153 patents for new products or applications, which we believe will allow us to drive volume and revenue growth and expand our margins. We also develop, manufacture and market niche, non-SBC products that we believe have high growth potential, such as isoprene rubber latex, or IRL. IRL is a highly engineered, reliable synthetic substitute for natural rubber latex. We believe the versatility of IRL offers significant opportunities for new, high-margin applications. Our IRL products, which are used in applications such as surgical gloves, have not been found to contain the proteins present in natural latex and are, therefore, not known to cause allergies. We believe we produce the highest purity IRL globally and that we are the only significant third party supplier of the product. Our IRL business has grown at a compound annual growth rate of approximately 23% by volume from 2005 to 2008.

We currently offer approximately 800 products to more than 700 customers in over 60 countries worldwide, and we manufacture our polymers on four continents (North America, Europe, South America and Asia). Our products are typically developed using our proprietary, and in many cases patent-protected, technology and require significant engineering, testing and certification. We are widely regarded as the industry’s leading innovator and cost-efficient manufacturer in our end-use markets. We work closely with our customers to design products that meet application-specific performance and quality requirements. We expect these innovations to drive our organic growth, sustain our leadership position, expand our market share, improve our margins and produce a high return on invested capital. For example, in 2008, we developed a family of environmentally-friendly products to replace materials like polyvinyl chloride, or PVC, for medical packaging applications and wire and cable applications in electronics and automobiles.

Over the past several years, we have implemented a range of strategic initiatives designed to enhance our profitability and end-use market position. These include fixed asset investments to expand our capacity in high value products, enhance productivity at our existing facilities and significantly reduce our fixed cost structure through head count reductions, production line closures at our Pernis, The Netherlands, facility and system upgrades. During this period, we have shifted our portfolio to higher-margin products, substantially exited low-margin businesses such as footwear and implemented smart pricing strategies that have improved our overall margins and return on invested capital. We believe these initiatives provide us with a strong platform to drive growth, create significant operating leverage and position us to benefit from volume recovery in our end-use markets.

We believe that starting in late 2008 the global economic downturn, and associated reduction in customer and end-user inventory levels, caused an unprecedented slowdown across the industry. Kraton experienced sales volume decline across all of our end-use markets, including the traditionally more stable consumer and medical applications. We believe that a significant factor in this decline was inventory de-stocking. The trend began to reverse itself in June 2009, as demand patterns began to shift towards recovery.

We generated total operating revenue of $1.2 billion and $428.8 million for the twelve and six months ended December 31, 2008 and June 30, 2009, respectively, on volume of 313 kilotons and 119 kilotons, respectively. For the same periods, we generated net income of $28.4 million and $(20.6) million and Adjusted EBITDA of $152.0 million and $3.2 million, respectively. We define Adjusted EBITDA and reconcile it to net income in footnote 3 under “Summary—Summary of Consolidated Financial Information and Other Data.” We report under one operating segment.

Our Industry Focus

The global demand for SBCs in 2008 exceeded 1,400 kilotons, resulting in sales of approximately $4.0 billion. According to management estimates, between 2001 and 2007 SBC demand for non-footwear applications grew at a compound annual growth rate of approximately 9.0%, or approximately 2.7 times global real GDP. In 2008, the SBC market contracted along with the global economy, reducing the 2001 to 2008 growth rate to 6.8%.

2008 Global SBC Consumption by Volume

SBCs are primarily sold into four end-uses: (1) Advanced Materials (compounding, personal care and polymer systems); (2) Adhesives, Sealants and Coatings; (3) Paving and Roofing; and (4) Footwear. Due to the higher selling prices in the Advanced Materials, Adhesives, Sealants and Coatings and Paving and Roofing end-uses relative to the Footwear end-use, the market share by end-use on a revenue basis is meaningfully different than on a volume basis.

2008 Global SBC Consumption by End-Use Market(1)

Kraton focuses on the high-value end-use markets.

2008 Global SBC Consumption by End-Use Market—Kraton vs. Industry(1)

There are two major types of SBCs: hydrogenated styrenic block copolymers, or HSBCs and unhydrogenated styrenic block copolymers, or USBCs.

HSBCs. HSBC products are significantly more complex to produce than USBC products and, consequently, generate higher margins and generally command selling prices between two and three times those for USBCs. We believe our 47% end-use market share of 2008 HSBC sales leads the industry and is more than twice the size of our closest competitor. The HSBC class of products, which is typically more durable than USBC products, is primarily used in higher value-added Advanced Materials and Adhesives, Sealants and Coatings applications. We estimate that HSBCs accounted for approximately 12% of worldwide SBC industry sales in 2008.

HSBCs are primarily used in our Advanced Materials and Adhesives, Sealants and Coatings end-use markets, to impart improved performance characteristics such as:

•	stretch properties in disposable diapers and adult incontinence products;

•	soft feel in numerous consumer products such as the handles for razor blades, power tools and automobile interiors;

•	impact resistance for demanding engineering plastic applications;

•	flexibility for wire and cable plastic outer layers; and

•	improved flow characteristics for many industrial and consumer sealants and lubricating fluids.

USBCs. We believe that our 30% market share of 2008 USBC sales, excluding Footwear, leads the industry, and is approximately 2.2 times that of our closest competitor in terms of 2008 sales. In 2008, we estimate that USBCs represented approximately 88% of worldwide SBC industry sales volumes and were used primarily in Footwear, Paving and Roofing and Adhesives, Sealants and Coatings end-use.

USBCs are used in all our end-use markets in a range of products to impart desirable characteristics, such as:

•	resistance to temperature and weather extremes in roads and roofing;

•	resistance to cracking, reduced sound transmission and better drainage in porous road surfaces;

•	impact resistance for consumer plastics; and

•	increased processing flexibility in materials used in disposable diapers and adhesive applications, such as packaging tapes and labels.

Our End-Use Markets

We believe we hold the number one market position, based on 2008 sales and volume, in each of our targeted end-use markets. We have aligned our commercial activities to serve three core end-use markets that we believe have the highest growth and profitability potential: (1) Advanced Materials; (2) Adhesives, Sealants and Coatings; and (3) Paving and Roofing. We also serve a fourth end-use market, an Emerging Businesses category, which primarily includes our high-growth IRL business.

The following table describes our three core end-use markets together with our Emerging Businesses and other end-use markets and their approximate relative sizes:

End-Use Markets	Revenue Mix(1)	Our End-Use Market Position(2)	Our End-Use Market Share(2)	Our Relative End-Use Market Share(3)	Industry Compound Annual Growth Rate(4)	Selected Applications/Products
Advanced Materials	30%	#1	37%	2.2X	8.0%

Soft touch for consumer products (tooth brushes and razor blades) and power tools

Impact resistant engineering plastics

Automotive components

Elastic films for disposable diapers and adult incontinence branded products

Skin care products and lotions

Disposable food packaging

Medical packaging films and tubing, often to replace PVC

Adhesives, Sealants and Coatings	32%	#1	41%	2.6X	5.2%	Tapes and labels Non-woven and industrial adhesives Industrial and consumer weather sealants

Paving and Roofing	31%	#1	28%	1.9X	7.1%	Asphalt modification for performance roadways Asphalt modification for roofing felts and shingles

Emerging Businesses	3%	N/A	N/A	N/A	17.7%	Surgical gloves Condoms

Other Markets	4%	N/A	N/A	N/A	N/A	Lubricants and fuel additives High styrenics packaging Footwear

(1)	Based on 2008 sales of $1,171.3 million (excludes by-product sales which are reported as other revenues).
(2)	Management estimates, based on 2008 sales.
(3)	Management estimates, versus next largest competitor based on 2008 sales.
(4)	Management estimates of volume growth, 2001 to 2008 except for Emerging Businesses, which is 2005 to 2008.

Our Competitive Strengths

The following competitive strengths help us to sustain our market leadership position and contribute to our ability to generate superior margins and strong cash flow. We expect these strengths to support our growth in the future:

The Market Leader in SBCs

We believe we hold the number one global market position based on 2008 sales and volumes, including a 34% market share of revenues in the end-use markets we target. Our Belpre, Ohio facility is the largest in terms of production capacity and the most product-diversified SBC plant in the world, and we believe it is the largest HSBC plant as well in terms of production capacity. We believe our Wesseling, Germany plant is a world scale and cost efficient facility. As the pioneer of SBCs over 40 years ago, we believe our KRATON® brand is widely recognized for our industry leadership, and we are particularly well regarded for our process technology expertise and long track record of market-driven innovation.

Growth Through Innovation and Technological Know-how

SBC production and product development requires complex and specific expertise, which we believe many of our competitors are unable to replicate. As the industry pioneer, Kraton maintains a constant focus on enhancing the value-added attributes of our products and on developing new applications for SBCs. At December 31, 2008, we had approximately 1,250 granted patents and approximately 550 pending patent applications. Our “Vision 20/20” program, introduced earlier this year, targets generating 20% of revenues by 2011 from new products or applications introduced in the prior five years. In 2008, we generated 13.5% of our sales from innovation driven revenue. We believe that our new product innovation will allow us to drive increases in our volume, expand product contribution margins and increase our customers’ reliance on Kraton’s products and technical expertise. For example, for the six months ended June 30, 2009, IRL represented 4% of revenues. Our sales of IRL from 2005 to 2008 grew at 23% by volume and are earning a unit contribution margin in excess of the company as a whole.

Diverse Global Manufacturing Capabilities and End-Use Market Exposures

We operate manufacturing facilities on four continents (North America, Europe, South America and Asia) producing what we believe to be the highest quality grades available of USBC and HSBC and high purity IRL. We believe we are the only SBC producer with this breadth of technical capabilities and global footprint, selling approximately 800 products in over 60 countries. Since 2003, we have successfully completed plant expansions totaling 60 kilotons of capacity at a total cost of less than $50 million. Our manufacturing and product footprint allow revenue diversity, both geographically and by end-use market. We believe our scale and footprint make us an attractive customer for our monomer suppliers which, in turn, allows us to offer a high degree of supply security to customers.

Long-Standing, Strong Customer Relationships Supported by Leading Service Offering

We sell our products to over 700 customers, many of which we have had relationships with for 15 years or more. Our customers are broad-based, with no single customer accounting for more than 5% of our sales in 2008 (our top 10 customers represented 26% of sales in 2008). Our customers’ manufacturing processes are typically calibrated to the performance specifications of our products. Given the technical expertise and investment required to develop these formulations and the lead times required to replace them, we believe our customers face high switching costs. We believe our customers view our products as being high value-added, even though our products generally represent a small proportion of the overall cost of the finished product. Leveraging our global infrastructure, we believe we offer our customers a best-in-class service level that aligns us to their respective business models, through “on demand” order delivery and product development specifically designed for each customer’s needs.

Experienced Management Team with a Track Record of Growth and Productivity Improvements

Our senior management team has an average industry experience of over 25 years, most of which is with some of the world’s leading companies, including General Electric, Koch Industries and Chevron Phillips Chemical. Since early 2008, when the current executive team was put in place, we have instituted a number of strategic initiatives designed to enhance productivity, reduce costs and capital intensity, expand margins and drive innovation-led growth. For example, since the beginning of 2008, we have implemented cost reduction initiatives representing approximately $35 million in annual savings and have increased our unit contribution margins by more than 50%. We believe this demonstrates our management team’s ability to successfully manage the business in a downturn and position us for growth in a global economic recovery.

Our Business Strategy

Building on these competitive strengths, we are focused on achieving profitable top-line growth and improving margins through the introduction of highly engineered, high value-added products to drive strong and sustainable cash flow.

Driving Growth and Margin Expansion Through Innovation

We have a 40-year track record of innovation dating back to our development of the first SBCs. Our research and development effort is focused on end-use markets and new product developments that we believe offer higher growth as well as opportunities to develop highly differentiated products for our customers, thus yielding higher margin potential. We work very closely with our longstanding customer base to produce products that solve their specific technical requirements. For example, to address an industry trend to eliminate PVC from applications such as medical packaging and wire and cable, we have developed and commercialized a series of custom-designed polymers and compounds. In addition to this innovation-led growth, we believe that there are a number of end-use market dynamics that will also drive growth in our business such as: (1) the effect of the American Recovery and Reinvestment Act of 2009 will have on our paving business; (2) the general demand by customers for higher value-added products with better performance characteristics; and (3) the effect of an economic recovery on roofing applications.

Pursue “Smart Pricing”

In late 2007, we undertook a comprehensive review of our entire product portfolio, including both product-specific and customer-specific profitability analysis. As a result we took a variety of actions including reducing or eliminating our exposure to lower margin business and increasing our prices to reflect the significant value-added benefits of our products to our customers’ products. We will continue to pursue pricing strategies that reflect the contribution to the end product of our high value and complex product offerings for which limited substitutes exist.

Invest in Key Growth Initiatives

As part of this offering, we plan to use some proceeds to fund high priority, high return strategic projects that will continue to allow us to more effectively and more efficiently serve our customers’ needs. One such project is the development of additional capacity in our IRL business to serve the rapid growth and to better capture the high margins that exist in this product line.

Continue to Pursue Operational Efficiencies

We have a history of implementing continuous process and cost improvement plans that have resulted in a significant reduction in our fixed cost position and an improvement in the way we run our business. We have initiated a number of programs to streamline our operations, including Lean Six Sigma process improvements that we expect will reduce costs by more than $55 million by the end of 2009, as compared to 2006. Most recently, we expect that the decision to close our Pernis facility will result in an incremental cost savings of approximately $12 million per annum beginning in the first quarter of 2010. Through these actions, we have created substantial operating leverage in our business model, and we believe that we are therefore well positioned to experience significant growth and margin expansion in an economic recovery.

Corporate and Other Information

We currently conduct our business through a Delaware limited liability company, Polymer Holdings LLC and its consolidated subsidiaries. Prior to the closing of this offering, we will convert into a Delaware corporation to be named Kraton Performance Polymers, Inc.

Our principal executive offices are located at 15710 John F. Kennedy Boulevard, Suite 300, Houston, Texas 77032, and our telephone number is (281) 504-4700. Our corporate website address is www.kraton.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

On December 23, 2003, Polymer Holdings, which is owned indirectly, through TJ Chemical Holdings LLC, or TJ Chemical, by affiliates of TPG Capital, L.P. and J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co., acquired all the outstanding equity interests of Kraton from Ripplewood Chemical LLC. The acquisition was funded, including transaction fees and expenses, in part through proceeds from the issuance of senior subordinated notes and borrowings under the term loan portion of the senior secured credit facility.

Our Principal Stockholders

Following this offering, TPG Capital, L.P. and certain of its affiliates, which we refer to collectively as “TPG,” will own, indirectly, through TJ Chemical, approximately     % of our common stock (approximately     % if the underwriters’ over-allotment option is exercised in full) and J.P. Morgan Partners, LLC through certain of its affiliates, which we refer to collectively as “JPMP,” will own, indirectly, through TJ Chemical, approximately     % of our common stock (approximately     % if the underwriters’ over-allotment option is exercised in full). Together TPG and JPMP will own, on the aggregate, approximately     % of our common stock (approximately     % of the underwriter’s over-allotment option is exercised in full).

TPG Capital, L.P.

TPG manages one of the world’s largest private investment firms with approximately $47 billion of assets under management as of June 30, 2009. The firm was founded in 1992 and is led by David Bonderman and James G. Coulter. Through its global buyout platform, TPG Capital, the firm generally makes significant investments in companies through acquisitions and restructurings across a broad range of industries throughout North America, Europe, Asia and Australia. Notable investments include Alltel Corp., Avaya, Inc., Burger King Holdings, Inc., Continental Airlines, Inc., Energy Future Holdings Corp. (formerly, TXU Corp.), Graphic Packaging International Corp., Grohe AG, Harrah’s Entertainment, Inc., J Crew Group, Inc., Neiman Marcus Group, Inc., ON Semiconductor Corp., Seagate Technology, Shenzhen Development Bank Co., Ltd. and Texas Genco, LLC.

JPMorgan Partners

J.P. Morgan Partners, LLC is a private equity division of JPMorgan Chase & Co. (NYSE: JPM), one of the largest financial institutions in the United States. JPMP has invested over $15 billion worldwide in industrial, consumer, media, energy, financial services, healthcare and technology companies since its inception in 1984. In August 2006, the buyout and growth equity investment professionals of JPMP separated from JPMorgan Chase & Co. and formed CCMP Capital Advisors, LLC, or CCMP Capital, a global private equity firm specializing in buyout and growth equity investments. CCMP Capital has offices in New York, Texas and London. CCMP Capital advises JPMP on its portfolio of private equity investments, including the investment by TJ Chemical in our company; other notable investments include AMC Entertainment, Inc., Aramark Holdings Corporation, Grupo Corporative Ono, S.A., Jetro JMDH Holdings, Inc., Noble Environmental Power, LLC, QCE Holdings, LLC (Quiznos Sub), Warner Chilcott Holdings Co. and PQ Corporation.

The Offering

Common stock we are offering	shares

Common stock offered by the selling stockholders	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million at an assumed initial public offering price of $ per share (the midpoint of the range on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and offering expenses.

We expect to use the net proceeds of this offering to repay a portion of the senior secured credit facility. We expect to use the remaining net proceeds for general corporate purposes, including to fund capital expenditures. See “Use of Proceeds.”

Underwriters’ option to purchase additional shares	The selling stockholders may sell up to shares if the underwriters exercise their option to purchase additional shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

Dividend policy	We have not previously declared or paid any dividends or distributions on our common stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. We are currently prohibited from paying cash dividends on our common stock by the covenants in the senior secured credit facility and may be further restricted by the terms of future debt or preferred securities. See “Dividend Policy.”

Risk factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed              symbol

The number of shares of common stock to be outstanding after the offering is based on              shares of common stock outstanding as of             .

In addition, except as otherwise noted, all information in this prospectus:

•	assumes the underwriters do not exercise their over-allotment option; and

•	gives effect to our conversion from a Delaware limited liability company to a Delaware corporation prior to the closing of this offering.

Summary of Consolidated Financial Information and Other Data

The table below sets forth our selected consolidated historical financial data for the periods indicated. The summary consolidated historical financial data presented below for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary financial data for the six months ended June 30, 2009 and 2008 and as of June 30, 2009, have been derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair presentation of the consolidated financial information set forth in those statements. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year.

The selected financial information and other data presented below should be read in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus.

	Year ended December 31,			Six months ended June 30,
	2008	2007	2006	2009	2008
				(unaudited)	(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Operating Revenues
Sales	$1,171,253	$1,066,044	$1,015,766	$411,607	$584,650
Other(1)	54,780	23,543	32,355	17,172	27,580

Total operating revenues	1,226,033	1,089,587	1,048,121	428,779	612,230
Cost of Goods Sold	971,283	938,556	843,726	384,085	500,899

Gross Profit	254,750	151,031	204,395	44,694	111,331

Operating Expenses
Research and development expenses	27,049	24,865	24,598	10,040	15,321
Selling, general and administrative	101,431	69,020	73,776	36,303	45,364
Depreciation and amortization of identifiable intangibles	53,162	51,917	43,574	25,106	27,762

Total operating expenses	181,642	145,802	141,948	71,449	88,447

Gain on Extinguishment of Debt				23,831	—
Equity in Earnings in Unconsolidated Joint Ventures(2)	437	626	168	176	220
Interest Expense, Net	36,695	43,484	66,637	16,738	19,815

Income (Loss) Before Income Taxes	36,850	(37,629)	(4,022)	(19,486)	3,289
Income Tax Expense (Benefit)	8,431	6,120	29,814	1,160	2,489

Net Income (Loss)	$28,419	$(43,749)	$(33,836)	$(20,646)	$800

(1)	Other revenues include the sale of by-products generated in the production of polyisoprene rubber, or IR and styrene-isoprene-styrene, or SIS.
(2)	Represents our 50% joint venture interest in Kraton JSR Elastomers K.K., which is accounted for using the equity method of accounting.

	Year ended December 31, 2008	Six months ended June 30, 2009
Pro forma income per common share(1)
Basic	$	$
Diluted	$	$
Shares used to compute basic pro forma income per share(2)
Shares used to compute diluted pro forma income per share(2)

(1)	Pro forma to reflect the conversion of our company from a limited liability company to a corporation on , 2009.
(2)	Calculated based on number of common shares that would have been held by TJ Chemical as of December 31, 2009, assuming our conversion into a corporation.

	Year ended December 31,		Six months ended June 30, 2009
	2008	2007
		(in thousands)	(unaudited)
Balance Sheet Data
Cash and cash equivalents	$101,396	$48,277	$17,710
Total assets	1,031,874	984,894	894,984
Total debt	$575,316	$538,686	$486,650

	Fiscal Year			Six months ended
	2008	2007	2006	June 30, 2009	June 30, 2008
	(in thousands)
Other Data
EBITDA(1)(3)	$126,707	$57,772	$106,189	$22,358	$50,866
Adjusted EBITDA(2)(3)	152,048	68,310	121,908	3,240	60,216

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. We present EBITDA because it is used by management to evaluate operating performance, and we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

We also use EBITDA for the following purposes: our executive compensation plan bases incentive compensation payments on our EBITDA performance; and the senior secured credit facilities and the senior subordinated notes use EBITDA (with additional adjustments) to measure our compliance with covenants such as leverage and interest coverage.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these and other limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally. See the Consolidated Statements of Cash Flows included in our financial statements included elsewhere in this prospectus.

(2)	We present Adjusted EBITDA as a further supplemental measure of our performance and because we believe these additional adjustments provide additional and helpful information to securities analysts, investors and other interested parties evaluating our performance. We prepare Adjusted EBITDA by adjusting EBITDA to eliminate the impact of a number of items we do not consider indicative of our ongoing operating performance. We explain how each adjustment is derived and why we believe it is helpful and appropriate in the subsequent footnote. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. As an analytical tool, Adjusted EBITDA is subject to all the limitations applicable to EBITDA. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(3)	We reconcile Net Income/(Net Loss) to EBITDA and Adjusted EBITDA as follows:

	Fiscal Year			Six months ended
	2008	2007	2006	June 30, 2009	June 30, 2008
	(in thousands)
Net Income/(Net Loss)	$28,419	$(43,749)	$(33,836)	$(20,646)	$800
Plus
Interest expense	36,695	43,484	66,637	16,738	19,815
Income tax expense, net	8,431	6,120	29,814	1,160	2,489
Depreciation and amortization expenses	53,162	51,917	43,574	25,106	27,762

EBITDA(a)	$126,707	$57,772	$106,189	$22,358	$50,866

	Fiscal Year			Six months ended
	2008	2007	2006	June 30, 2009	June 30, 2008
	(in thousands)
EBITDA(a)	$126,707	$57,772	$106,189	$22,358	$50,866
Add (deduct):
Sponsor fees and expenses	2,000	2,000	2,000	1,000	1,000
Restructuring and related charges(b)	13,671	5,633	11,142	1,117	7,610
Other non-cash expenses(c)	9,670	2,905	2,577	2,596	740
Gain on extinguishment of debt(d)				(23,831)

Adjusted EBITDA(a)	$152,048	$68,310	$121,908	$3,240	$60,216

(a)	EBITDA and Adjusted EBITDA in the first six months of 2009 were negatively impacted by approximately $43.6 million due to the sale of inventory produced when raw material costs were higher than the then current replacement cost. This large first-half 2009 effect, which is included in EBITDA and Adjusted EBITDA amounts reflected above, was a result of the dramatic and swift decline in raw material costs from record high levels in the fourth quarter of 2008. Conversely, in the first half of 2008, EBITDA and Adjusted EBITDA, as reflected above, were positively impacted by approximately $17.0 million due to the sale of inventory produced when raw material costs were lower than the then current replacement cost.

(b)	2008 costs consist primarily of severance and retention costs associated with the restructuring of our Westhollow Technical Center and our research and technical services organizations, senior management changes in the first quarter and workforce reductions in the fourth quarter; 2007 costs are primarily costs in connection with the shutdown of our SIS plant in Pernis; and 2006 costs consist primarily of severance and other costs in connection with the rationalization of our facility in Belpre, Ohio and our U.S. headquarters, and charges related to a reorganization of our activities in Asia-Pacific and Belgium. All periods also reflect costs associated with evaluating merger and acquisition transactions and potential debt refinancing.
(c)	For all periods, consists primarily of non-cash compensation, asset impairment charges and losses on the sale of fixed assets. For 2008 and 2009, also reflects the non-cash adjustment to lower inventory from first in first out cost to market value.
(d)	2009 reflects the non-recurring cash gain related to bond repurchases.

RISK FACTORS

Buying shares of our common stock involves risk. You should consider carefully the risks and uncertainties described below, together with all of the other information in this prospectus, including the financial statements and the related notes appearing at the end of this prospectus, before deciding to purchase shares of our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risk Factors Relating to our Business

Conditions in the global economy and capital markets may adversely affect the company’s results of operations, financial condition and cash flows.

Our products are sold in markets that are sensitive to changes in general economic conditions, such as automotive and construction products. Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins. A decline in the demand for our products or a shift to lower-margin products due to deteriorating economic conditions could adversely affect sales of our products and our profitability and could also result in impairments of certain of our assets.

Our business and operating results have been and will continue to be affected by the global recession, including the turbulence in the credit markets, dislocations in the housing and commercial real estate markets, fluctuating commodity prices, volatile exchange rates and other challenges currently affecting the global economy and our customers. Although the effects of the global recession on our business appear to be easing, there can be no assurance that this trend will continue. If the global recession continues for significant future periods or deteriorates significantly, our results of operations, financial condition and cash flows could be materially adversely affected.

LyondellBasell Industries and Shell Chemicals provide significant operating and other services under agreements that are important to our business. The failure of LyondellBasell or Shell Chemicals to perform their obligations, or the termination of these agreements, could adversely affect our operations.

Prior to February 28, 2001, we were operated by Shell Chemicals, the chemicals operations unit of the Royal Dutch/Shell Group. Shell Chemicals continues to provide services that are important to our business. In addition, we have service agreements with LyondellBasell Industries, or LyondellBasell, the successor to another Shell Chemicals business. We are a party to:

•

operating agreements pursuant to which LyondellBasell (in Berre, France and Wesseling, Germany) and Shell Chemicals (in Pernis, The Netherlands) operate and maintain our European manufacturing facilities and employ and provide almost all of the staff for those facilities;

•

site services, utilities, materials and facilities agreements pursuant to which LyondellBasell and/or Shell Chemicals provide utilities and site services to our European manufacturing facilities and to one research and development facility; and

•	lease agreements pursuant to which we lease our European manufacturing facilities from LyondellBasell and Shell Chemicals.

In January 2009, the U.S. operations of LyondellBasell along with one of its European holding companies, Basell Germany Holdings GmbH, filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. LyondellBasell is one of our major suppliers of raw materials and also operates our plants at Berre, France and Wesseling, Germany. The bankruptcy of LyondellBasell and any resulting restructuring of LyondellBasell’s operations may adversely affect LyondellBasell’s ability to provide services to us. To date, our operations have not been negatively impacted. However, we cannot predict the effect, if any, that LyondellBasell’s bankruptcy will ultimately have upon our business in general, or our relationship with LyondellBasell in particular.

Under the terms of the above agreements, either party is permitted to terminate the applicable agreement in a variety of situations. Should Shell Chemicals or LyondellBasell fail to provide these services or should any operating agreement be terminated, we would be forced to obtain these services from third parties or provide them ourselves. Similarly, if in connection with or independent from the termination of an operating agreement, Shell Chemicals or LyondellBasell terminates a facility lease, we would be forced to relocate our manufacturing facility. From time to time, as part of our ongoing business operations, we discuss potential changes in the terms of our various agreements with Shell Chemicals and/or LyondellBasell, based upon changes in market conditions or other factors. Any agreed changes to any of these contractual arrangements are not binding until the execution of formal documentation. The failure of Shell Chemicals or LyondellBasell to perform their obligations under, or the termination of, any of these contracts could adversely affect our operations and, depending on market conditions at the time of any such termination, we may not be able to enter into substitute arrangements in a timely manner, or on terms as favorable to us.

Under certain of these agreements, we are required to indemnify Shell Chemicals or LyondellBasell in certain circumstances, including in certain circumstances for loss and damages resulting from Shell Chemicals’ or LyondellBasell’s negligence in performing their obligations.

The failure of our raw materials suppliers to perform their obligations under long-term supply agreements, or our inability to replace or renew these agreements when they expire, could increase our cost for these materials, interrupt production or otherwise adversely affect our results of operations.

Our manufacturing processes use three primary raw materials: styrene, butadiene and isoprene. We use styrene in the production of almost all of our polymer products. We use butadiene in the production of SBS (styrene-butadiene-styrene) grades of USBCs and SEBS (styrene-ethylene-butylene-styrene) grades of HSBCs. We use isoprene in the production of SIS (styrene-isoprene-styrene) grades of USBCs, SEPS (styrene-ethylene-propylene-styrene) grades of HSBCs and polyisoprene rubber, or IR. We have entered into long-term supply agreements with Shell Chemicals, LyondellBasell and others to supply our raw material needs in the United States and Europe. As these contracts expire, we may be unable to renew these contracts or obtain new long-term supply agreements on terms favorable to us, which may significantly impact our operations.

We recently amended the contract governing our U.S. supply of isoprene with Shell Chemicals to terminate on or after December 31, 2009 on two months prior notice by either party. Isoprene is primarily produced and consumed, by manufacturers, captively for the production of isoprene rubber, which is primarily used in the manufacture of rubber tires. As a result, there is limited non-captive isoprene available for purchase in the markets in which we operate. Isoprene availability and costs are issues being evaluated as we develop strategic options for the production of IR products. We may not be able to obtain isoprene required for our operations at our Pernis facility or alternate locations on terms favorable to us or at all. Our U.S. butadiene supply agreement with Shell Chemicals expired as of April 30, 2009. We currently access butadiene at competitive rates and are engaged in efforts with several suppliers to purchase ongoing and continuing supplies of butadiene. If we are unable to enter into agreements with alternative suppliers, we may not be able to meet our U.S. butadiene supply requirements in a timely manner or on favorable terms.

In addition, most of our long-term contracts contain provisions that allow our suppliers to limit the amount of raw materials shipped to us below the contracted amount in certain circumstances. During 2009, Shell Chemicals and other butadiene producers have limited supply at times due to raw material shortages and operational problems, and we have satisfied our butadiene needs by supplementing with spot market purchases. If we are required to obtain alternate sources for raw materials because Shell Chemicals or any other supplier is unwilling or unable to perform under raw material supply agreements or if a supplier terminates its agreements with us, we may not be able to obtain these raw materials from alternative suppliers in a timely manner or be able to enter into long-term supply agreements on terms as favorable to us. A lack of availability of raw materials could have an adverse effect on our results of operations.

If the availability of isoprene is limited, we may be unable to produce some of our products in quantities demanded by our customers, which could have an adverse effect on our sales of products requiring isoprene.

Isoprene is not widely available, and the few isoprene producers tend to use their production for captive manufacturing purposes or sell only limited quantities into the world chemicals market. The major producers of isoprene are Goodyear, Shell Chemicals, Nippon Zeon, Braskem, several Chinese producers and various Russian manufacturers. Currently, Shell Chemicals is our major supplier of isoprene in the United States and Europe. In Japan, we obtain the majority of our isoprene requirements from JSR Corporation, or JSR, on a commercial supply basis and from alternative suppliers as needed. In Brazil, isoprene is obtained from a local third party supplier. These suppliers may not be able to meet our isoprene requirements, and we may not be able to obtain substitute supplies of isoprene from alternative suppliers in a timely manner or on favorable terms.

Because there is limited non-captive isoprene availability, the market for isoprene is thin and prices are particularly volatile. Prices for isoprene are determined by the supply and prices of natural and synthetic rubber, crude oil and natural gas prices and existing supply and demand in the market. Market prices for isoprene increased significantly during the second half of 2008 as energy prices peaked in the third quarter. Following the collapse of energy pricing in late 2008, isoprene prices receded in the first half of 2009 due to lower costs and weaker demand. A significant factor contributing to higher prices was the extreme tightness in the market caused by operational problems of some key producers and reduced availability of crude C5 inputs for the extraction units. Although improved producer operation mitigated this risk in 2008, weak ethylene demand and light (ethane versus naphtha) ethylene inputs have limited isoprene production for some of the suppliers. In addition to this limit due to ethylene inputs, operational problems could return in the future. A lack of availability of isoprene could have an adverse effect on our results of operations if we are unable to produce products containing isoprene.

If the availability of butadiene is limited, we may be unable to produce some of our products in quantities demanded by our customers, which could have an adverse effect on plant utilization and our sales of products requiring butadiene.

The North American market is structurally short of butadiene and has relied on imports of crude C4 and/or butadiene to balance demand. Historically, the European market has been better balanced and provided exports to North America. Currently, Shell Chemicals is our major supplier of butadiene in the United States, and LyondellBasell is our major butadiene supplier in Europe. In January 2009, the U.S. operations of LyondellBasell along with one of its European holding companies, Basell Germany Holdings GmbH, filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. To date the U.S. bankruptcy has not negatively impacted our supply of butadiene in Europe. The quantity of butadiene available in any one region is dependent on the cracking inputs of olefins plants, ethylene demand, inter-regional demand for butadiene and demand for other oil derivatives. Suppliers may not be able to meet our butadiene requirements, and we may not be able to obtain substitute supplies of butadiene from alternative suppliers in a timely manner or on favorable terms.

Increases in the costs of our raw materials could have an adverse effect on our financial condition and results of operations if those costs cannot be passed onto our customers.

Our results of operations are directly affected by the cost of our raw materials. Our three principal raw materials (styrene, butadiene and isoprene) together represented approximately 52% of our total cost of goods sold in 2008. As a result of the significant portion of our cost of goods sold represented by these three monomers, our gross profit and margins could be adversely affected by changes in the cost of these raw materials if we are unable to pass the increases on to our customers.

Our end-use markets are highly competitive, and we may lose market share to other producers of styrenic block copolymers or to producers of other products that can be substituted for our products.

Our industry is highly competitive and we face significant competition from large international producers, as well as from smaller regional competitors. Our competitors may improve their competitive position in our core end-use markets by successfully introducing new products, improving their manufacturing processes or expanding their capacity or manufacturing facilities. If we are unable to keep pace with our competitors’ product and manufacturing process innovations, our financial condition and results of operations could be materially adversely affected.

Our most significant competitors are Asahi Chemical, Chi Mei, Dexco Polymers, Dynasol Elastomers, Korea Kumho P.C., Kuraray Company, Lee Chang Yung, LG Chemical, Polimeri Europa, Sinopec, Taiwan Synthetic Rubber Corporation and Zeon Corporation. Kuraray Company, Dynasol Elastomers, Korea Kumho P.C. and Sinopec have all expanded HSBC capacity over the last 3 years. Several competitors, including Dynasol, Lee Chang Yung and Sinopec, have expanded USBC capacity over the last 3 years.

In addition, competition between styrenic block copolymers and other products within the end-use markets in which we compete is intense. Increased competition from existing or newly developed non-SBC products may reduce demand for our products in the future and our customers may decide on alternate sources to meet their requirements.

•

In the Advanced Materials end-use market, our products compete against a wide variety of chemical and non-chemical alternatives, including thermoplastic vulcanizates, ethylene propylene diene monomer rubber, known as EPDM, thermoplastic polyolefin elastomers and thermoplastic polyurethanes, known as TPUs. The choice between these materials is influenced by performance characteristics, ease of use, desired aesthetics and total end-product cost. In addition, competing materials include spandex, natural rubber, polyvinyl chloride polymers and compounds, polyolefins, polyethylene terephthalate, known as PET, nylon and polycarbonate, based on performance, ease of use, desired aesthetics and total end-product cost.

•

In the Adhesives, Sealants and Coatings end-use market, SBC products primarily compete with acrylics, silicones, solvent-based rubber systems and thermoplastic polyolefin elastomers. The choice between these materials is influenced by bond strength, specific adhesion, consistent performance to specification, processing speed, hot-melt application, resistance to water and total end-product cost.

•

In the Paving and Roofing end-use market, our products primarily compete with atactic polypropylene, styrene butadiene rubber and unmodified asphalts. The choice between these materials is influenced by total end-product performance, cost and ease of use.

If we are unable to successfully compete with other producers of styrenic block copolymers or if other products can be successfully substituted for our products, our sales may decline.

If we are not able to continue the technological innovation and successful commercial introduction of new products, our customers may turn to other producers to meet their requirements.

Our industry and the end-use markets into which we sell our products experience periodic technological change and ongoing product improvements.

In addition, our customers may introduce new generations of their own products or require new technological and increased performance specifications that would require us to develop customized products. Innovation or other changes in our customers’ product performance requirements may also adversely affect the demand for our products. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key end-use markets, and upon our ability to successfully develop, manufacture and market products in such changing end-use markets. We need to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position. We may not be successful in developing new products and technology that successfully compete with such materials and our customers may not accept any of our new products. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers’ needs, then our business, financial condition and results of operations could be adversely affected as a result of reduced sales of our products.

Our business relies on intellectual property and other proprietary information and our failure to protect our rights could harm our competitive advantages with respect to the manufacturing of some of our products.

Our success depends to a significant degree upon our ability to protect and preserve our intellectual property and other proprietary information of our business. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or independently developing intellectual property and other proprietary information that is similar to ours, particularly in those countries where the laws do not protect our proprietary rights to the same degree as in the United States. The use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business. If it becomes necessary for us to litigate to protect these rights, any proceedings could be burdensome and costly, and we may not prevail. In addition, we acquired a significant number of patents from Shell Chemicals. Pursuant to our agreements with Shell Chemicals relating to our ownership of these patents, Shell Chemicals retained for itself fully-transferable and exclusive licenses to their use outside of the elastomers business, as well as fully-transferable non-exclusive licenses within the field of elastomers for certain limited uses in non-competing activities. Shell Chemicals is permitted to sublicense these rights. Shell Chemicals also retains the right to enforce these patents outside the elastomers field and recover any damages resulting from these actions.

Any patents, issued or applied for, may not provide us with any competitive advantage and may be challenged by third parties. Moreover, our competitors may already have applied for patents that, once issued, will prevail over our patent rights or otherwise limit our ability to sell our products in the United States or abroad. Our competitors also may attempt to design around our patents or copy or otherwise obtain and use our intellectual property and other proprietary information. Additionally, competitors or other parties may assert patent or other intellectual property rights against us. If we were found to infringe or violate another parties’ intellectual property rights we may have to pay damages, stop the violative use or attempt to obtain a license agreement with the owner of such intellectual property. With respect to our pending patent applications, we may not be successful in securing patents for these claims. Our failure to secure these patents may limit our ability to protect the intellectual property rights that these applications were intended to cover. In addition, the expiration of a patent can result in increased competition with consequent erosion of profit margins.

It is our policy to enter into confidentiality agreements with our employees and third parties to protect our unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets, but our confidentiality agreements could be breached or may not provide meaningful protection for our trade secrets or proprietary manufacturing expertise. Adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and manufacturing expertise. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition. In addition, others may obtain knowledge of our trade secrets through independent development or other access by legal means.

We have registered and applied for certain service marks and trademarks, and will continue to evaluate the registration of additional service marks and trademarks, as appropriate. The applicable governmental authorities may not approve our pending applications. A failure to obtain trademark registrations in the United States and in other countries could limit our ability to obtain and retain our trademarks and impede our marketing efforts in those jurisdictions. Moreover, even if the applications are approved, third parties may seek to oppose or otherwise challenge these registrations. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands.

The failure of our patents, trademarks or confidentiality agreements to protect our intellectual property and other proprietary information, including our processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing expertise, methods and compounds, could have a material adverse effect on our competitive advantages over other producers.

Our business is subject to seasonality that may affect our quarterly operating results and impact the market price of our common stock.

Seasonal changes and weather conditions typically affect the Paving and Roofing end-use market, with sales volumes generally rising in the warmer months and generally declining during the colder months of fall and winter. Abnormally cold or wet seasons may cause reduced purchases from our Paving and Roofing customers. However, because seasonal weather patterns are difficult to predict, we cannot accurately estimate fluctuations in our quarterly Paving and Roofing sales in any given year. If Paving and Roofing results cause our operating results to fall below the periodic expectations of financial analysts or investors, the market price of our common stock may decline.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

We continually seek to improve our business processes and develop new products and applications. Many of our competitors have a substantial amount of intellectual property that we must continually monitor to avoid infringement. Although it is our policy and intention not to infringe valid patents, we cannot be certain that our processes and products do not and will not infringe issued patents or other intellectual property rights of others. For example, our products or our technology may unintentionally be subject to filed patent applications by third parties that cover our products or technology. If patents are subsequently issued on these applications, or if patents that cover our products or technology are already in existence, we may be liable for infringement. We may also be subject to legal proceedings and claims in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, regardless of the merits of any claim, and could divert our management’s attention from operating our business. If we were to discover that our processes or products infringe the valid intellectual property rights of others, we might need to obtain licenses from these parties or substantially re-engineer our products in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to re-engineer our products successfully. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the senior secured credit facility and the senior subordinated notes.

We have substantial indebtedness. As of June 30, 2009, after giving effect to this offering and the use of proceeds therefrom, our total indebtedness would have been $386.7 million. Our indebtedness consists principally of the senior secured credit facility, which had $323.4 million outstanding as of June 30, 2009, and the 8.125% Senior Subordinated Notes due 2014, or the senior subordinated notes, which had $163.0 million outstanding as of June 30, 2009. The senior secured credit facility is payable in consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount and with the remaining balance payable in four equal quarterly installments commencing on September 30, 2012 and ending on May 12, 2013. The senior subordinated notes mature on January 14, 2014. In addition, subject to restrictions in the senior secured credit facility and the indenture governing the senior subordinated notes, Kraton and its subsidiaries may incur additional indebtedness.

As a result of our substantial indebtedness:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements or other general corporate purposes may be impaired;

•	we must use a substantial portion of our cash flow to pay principal of and interest on our indebtedness which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions;

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised; and

•	our ability to borrow additional funds or to refinance indebtedness may be limited.

The ability for us to pay principal of and interest on indebtedness, fund working capital, and make anticipated capital expenditures depends on our future performance, which is subject to general economic conditions and other factors, some of which are beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available under the senior secured revolving credit facility to fund liquidity needs in an amount sufficient to enable us to service indebtedness. Furthermore, if we decide to undertake additional investments in existing or new facilities, this will likely require additional capital, and there can be no assurance that this capital will be available.

Our debt instruments, including the senior secured credit facility and the indenture governing the senior subordinated notes, impose significant operating and financial restrictions on us.

The senior secured credit facility and the indenture governing the senior subordinated notes impose significant operating and financial restrictions on us. These restrictions limit our ability, the ability of Kraton and the ability of its subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make certain other restricted payments and investments;

•	create liens or other encumbrances; and

•	transfer or sell certain assets or merge or consolidate with another entity.

These restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities. Our ability to comply with these covenants may be affected by events beyond our control, and any material deviations from our forecasts could require us to seek waivers or amendments of covenants, alternative sources of financing or reductions in expenditures. We may not be able to obtain such waivers, amendments or alternative financings, or if we obtain them, they may not be on terms acceptable to us.

A deterioration in our results of operations may cause us not to be in compliance with the financial covenants in the senior secured credit facility. Under the terms of the senior secured credit facility, as amended through May 12, 2006, we are subject to certain financial covenants, including maintenance of a minimum interest rate coverage ratio and a maximum leverage ratio. Our ability to continue to comply with the financial ratios is subject to changes in our results of operations and financial position including but not limited to: the prices for raw materials; the sales of products; our ability to successfully implement selected selling price increases; our ability to reduce costs; and our availability of cash to reduce existing indebtedness. We generated net income of $28.4 million for the year ended December 31, 2008 and net loss of $20.6 million for the six months ended June 30, 2009 and $43.7 million for the year ended December 31, 2007. Furthermore, our earnings were insufficient to cover our fixed charges for the year ended December 31, 2007 by approximately $37.6 million. As of June 30, 2009, we were in compliance with the applicable financial ratios in the senior secured credit facility. We may not be able to maintain these ratios or avail ourselves of the equity cure provisions of the senior secured credit facility in future periods.

A breach of any of the covenants or restrictions contained in any of our existing or future financing agreements and instruments, including our inability to comply with the required financial covenants in the senior secured credit facility, could result in an event of default under those agreements. Such a default could allow the lenders under our financing agreements to discontinue lending, to accelerate the related debt and to declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with further funds.

We may be liable for damages based on product liability claims brought against our customers in our end-use markets.

Many of our products provide critical performance attributes to our customers’ products that are sold to consumers who could potentially bring product liability suits in which we could be named as a defendant. The sale of these products involves the risk of product liability claims. If a person were to bring a product liability suit against one of our customers, this customer may attempt to seek contribution from us. A person may also bring a product liability claim directly against us. A successful product liability claim or series of claims against us in excess of our insurance coverage for payments, for which we are not otherwise indemnified, could have a material adverse effect on our financial condition or results of operations. While we endeavor to protect ourselves from such claims and exposures in our contractual negotiations, there can be no assurance that our efforts in this regard will ultimately protect us from any such claims.

As a global business, we are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition or results of operations.

We have significant operations in foreign countries, including manufacturing facilities, research and development facilities, sales personnel and customer support operations. Currently, we operate, or others operate on our behalf, facilities in Brazil, Germany, The Netherlands, France and Japan, in addition to our operations in the United States. Our offshore operations are subject to risks inherent in doing business in foreign countries, including, but not necessarily limited to:

•	new and different legal and regulatory requirements in local jurisdictions;

•	export duties or import quotas;

•	domestic and foreign customs and tariffs or other trade barriers;

•	potential staffing difficulties and labor disputes;

•	managing and obtaining support and distribution for local operations;

•	increased costs of transportation or shipping;

•	credit risk and financial conditions of local customers and distributors;

•	potential difficulties in protecting intellectual property;

•	risk of nationalization of private enterprises by foreign governments;

•	potential imposition of restrictions on investments;

•	potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;

•	foreign currency exchange restrictions and fluctuations; and

•	local political and social conditions, including the possibility of hyperinflationary conditions and political instability in certain countries.

We may not be successful in developing and implementing policies and strategies to address the foregoing factors in a timely and effective manner at each location where we do business. Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition and results of operations.

Chemical manufacturing is inherently hazardous, which could result in accidents that disrupt our operations or expose us to significant losses or liabilities.

The hazards associated with chemical manufacturing and the related storage and transportation of raw materials, products and wastes exist in our operations and the operations of other occupants with whom we share manufacturing sites. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. These potential risks include, but are not necessarily limited to:

•	pipeline and storage tank leaks and ruptures;

•	explosions and fires;

•	inclement weather and natural disasters;

•	terrorist attacks;

•	mechanical failure; and

•	chemical spills and other discharges or releases of toxic or hazardous substances or gases.

These hazards may result in personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties, including governmental fines, expenses for remediation and claims brought by governmental entities or third parties. The loss or shutdown of operations over an extended period at our Belpre facility, which is our largest manufacturing facility, or any of our other major operating facilities could have a material adverse effect on our financial condition and results of operations. Although we maintain property, business interruption and casualty insurance of the types and in the amounts that we believe are customary for the industry, we are not fully insured against all potential hazards incidental to our business.

Regulation of our employees’ exposure to butadiene could require material expenditures or changes in our operations.

Butadiene is a known carcinogen in laboratory animals at high doses and is being studied for its potential adverse health effects. Effective February 1997, the Occupational Safety and Health Administration substantially lowered the permissible employee exposure limit for butadiene. Future studies on the health effects of butadiene may result in additional regulations or new regulations in Europe that further restrict or prohibit the use of, and exposure to, butadiene. Additional regulation of butadiene could require us to change our operations, and these changes could affect the quality of our products and materially increase our costs.

Compliance with extensive environmental, health and safety laws could require material expenditures, changes in our operations or site remediation.

Materials such as styrene, butadiene and isoprene, which are used in the manufacture of our products, can represent potentially significant health and safety concerns. Our products are also used in a variety of end-uses that have specific regulatory requirements such as those relating to products that have contact with food or medical end-uses.

We use large quantities of hazardous substances and generate hazardous wastes in our manufacturing operations. Consequently, our operations are subject to extensive environmental, health and safety laws and regulations at both the national and local level in multiple jurisdictions. Many of these laws and regulations have become more stringent over time and the costs of compliance with these requirements may increase, including costs associated with any necessary capital investments. In addition, our production facilities require operating permits that are subject to renewal and, in some circumstances, revocation. The necessary permits may not be issued or continue in effect, and any issued permits may contain significant new requirements. The nature of the chemical industry exposes us to risks of liability due to the use, production, management, storage, transportation and sale of materials that are heavily regulated or hazardous and can cause contamination or personal injury or damage if released into the environment.

We operate coal-burning boilers at our facility in the United States that could be subject to legislation and regulation affecting the emissions of greenhouse gases. While the impact of any such legislation or regulation is currently speculative, any such legislation or regulation, if enacted, may have an adverse effect on our operations or financial condition.

We have health and safety management programs in place to help assure compliance with applicable regulatory requirements and with internal policies and procedures, as appropriate. Each facility has developed and implemented specific critical occupational health, safety, environmental and loss control programs. Compliance with environmental laws generally increases the costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of wastes. We may incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations for violations arising under these laws or permit requirements.

Management at our facility at Belpre, Ohio has identified several occupied buildings that are closer to the manufacturing process than would be consistent with industry guidelines required by the Occupational Safety and Health Administration. A $7.6 million project is underway to relocate these facilities, and this cost is included in our projected future capital expenditures. However, such costs may change with changes in regulations or risk management strategy. This project is expected to be completed by the end of 2010.

We may be subject to losses due to lawsuits arising out of environmental damage or personal injuries associated with chemical manufacturing.

We face the risk that individuals could in the future seek damages for personal injury due to exposure to chemicals at our facilities or to chemicals otherwise owned or controlled by us. We may be subject to future claims with respect to workplace exposure, workers’ compensation and other matters that are filed after the date of our acquisition of Shell Chemicals’ elastomers business. While Shell Chemicals has agreed to indemnify us for certain claims brought with respect to matters occurring before our separation from Shell Chemicals in February 2001, those indemnity obligations are subject to limitations, and we cannot be certain that those indemnities will be sufficient to satisfy claims against us. In addition, we face the risk that future claims would fall outside of the scope of the indemnity due either to the limitations on the indemnity or to their arising from events and circumstances occurring after February 2001.

Some environmental laws could impose on us the entire cost of clean-up of contamination present at a facility even though we did not cause the contamination. These laws often identify the site owner as one of the parties that can be jointly and severally liable for on-site remediation, regardless of fault or whether the original activity was legal at the time it occurred. For example, our Belpre, Ohio facility is the subject of a required remediation program to clean up past contamination at the site and at an adjacent creek and we are a party to that site clean-up order. While Shell Chemicals has posted financial assurance of $5.2 million for this program and has taken the lead in implementing the program, we may incur costs and be required to take action under this program. Similarly, the Shell Chemicals indemnity for remediation at the Belpre facility may not cover all claims that might be brought against us.

Our Paulinia, Brazil facility also has on-site contamination resulting from past operations of Shell Chemicals. The indemnity from Shell Chemicals covers claims related to certain specified areas within the plant, and we may be required to undertake and pay for remediation of these and other areas. The indemnity coverage from Shell Chemicals is limited in time and amount and we cannot rely upon it to cover possible future claims for on-site contamination separate from the areas specified in the indemnity. The Paulinia facility is also adjacent to a former Shell Chemicals site where we believe past manufacturing of hydrocarbons resulted in significant contamination of soil and groundwater and required relocation of nearby residents. It is our understanding that the Shell Chemicals portion of the site has changed ownership several times, which may impact financial responsibility for contamination on the site. While we are not aware of any significant contamination at our Paulinia facility, we could potentially be the subject of claims related to pesticide contamination and effects at some point in the future.

In general, there is always the possibility that a third party plaintiff or claimant, or governmental or regulatory authority, could seek to include us in an action or claim for damages, clean-up, or remediation pertaining to events or circumstances occurring or existing at one or more of our sites prior to the time of our ownership or occupation of the applicable site. In the event that any of these actions or claims were asserted against us, our results of operations could be adversely affected.

Regulatory and statutory changes applicable to us or our customers could adversely affect our financial condition and results of operations.

We and many of the applications for the products in the end-use markets in which we sell our products are regulated by various national and local rules, laws and regulations. Changes in any of these areas could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. For example, changes in environmental regulations restricting the use of disposable diapers could cause a decline in sales to producers of that product. In addition, we benefit from certain trade protections, including anti-dumping protection. If we were to lose these protections, our results of operations could be adversely affected.

We are subject to customs, international trade, export control, antitrust, zoning and occupancy and labor and employment laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous regulations, including customs and international trade laws, export control, antitrust laws and zoning and occupancy laws that regulate manufacturers generally and/or govern the importation, promotion and sale of our products, the operation of factories and warehouse facilities and our relationship with our customers, suppliers and competitors. If these regulations were to change or were violated by our management, employees, suppliers, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and hurt our business and negatively impact results of operations. In addition, changes in federal and state minimum wage laws and other laws relating to employee benefits could cause us to incur additional wage and benefits costs, which could negatively impact our profitability.

Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effects on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Our relationship with our employees could deteriorate, which could adversely affect our operations.

As a manufacturing company, we rely on our employees and good relations with our employees to produce our products and maintain our production processes and productivity. As of June 30, 2009, we employed approximately 813 full-time employees. A significant number of our non-U.S. employees are subject to arrangements similar to collective bargaining arrangements. With respect to these employees, we may not be able to negotiate labor agreements on satisfactory terms, and actions by our employees may disrupt our business. Although we have historically maintained a good relationship with our employees, if these workers were to engage in a strike, work stoppage or other slowdown, our operations could be disrupted or we could experience higher labor costs. In addition, if our other employees were to become unionized, in particular our employees at our Belpre, Ohio facility, we could experience significant operating disruptions and higher ongoing labor costs, which could adversely affect our business and financial condition and results of operations. Because many of the personnel who operate our European facilities are employees of Shell Chemicals or LyondellBasell, relations between Shell Chemicals and its employees or LyondellBasell and its employees may also adversely affect our business and financial condition and results of operations.

Loss of key personnel or our inability to attract and retain new qualified personnel could hurt our business and inhibit our ability to operate and grow successfully.

Our success in the highly competitive markets in which we operate will continue to depend to a significant extent on our key employees. We are dependent on the expertise of our executive officers. Loss of the services of any of our executive officers could have an adverse effect on our prospects. We may not be able to retain our key employees or to recruit qualified individuals to join our company. The loss of key employees could result in high transition costs and could disrupt our operations.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted by subsidiaries in many countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currencies to which we are exposed, besides the U.S. dollar, are the Euro, Japanese Yen and Brazilian Real. The exchange rates between these currencies and the U.S. dollar in recent years have fluctuated significantly and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements and an appreciation of these currencies will result in a corresponding increase in such amounts. Because many of our raw material costs are determined with respect to the U.S. dollar rather than these currencies, depreciation of these currencies may have an adverse effect on our profit margins or our reported results of operations. Conversely, to the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. Beginning in 2008, we began implementing hedging strategies to minimize our exposure to certain foreign currency fluctuations. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

We generally do not have long-term contracts with our customers, and the loss of customers could adversely affect our sales and profitability.

With some exceptions, our business is based primarily upon individual sales orders with our customers. As such, our customers could cease buying our products from us at any time, for any reason, with little or no recourse. If multiple customers elected not to purchase products from us, our business prospects, financial condition and results of operations could be adversely affected.

A decrease in the fair value of pension assets could materially increase future funding requirements of the pension plan.

We sponsor a defined benefit pension plan. The total projected benefit obligation of our defined benefit pension plan exceeded the fair value of the plan assets by approximately $43,052,000 at June 30, 2009. We contributed $8,974,000 to the pension plan in 2008 and, based on the actuarial assumptions used in our consolidated financial statements, are forecasting contributions of approximately $4,190,000 in calendar year 2009 and $4,200,000 in calendar year 2010. Among the key assumptions inherent in the actuarially calculated pension plan obligation and pension plan expense are the discount rate and the expected rate of return on plan assets. If interest rates and actual rates of return on invested plan assets were to decrease significantly, the pension plan obligation could increase materially. The size of future required pension contributions could result in us dedicating a substantial portion of our cash flow from operations to making the contributions which could materially adversely affect our business, financial condition and results of operations.

Risk Factors Relating to this Offering

Concentration of ownership among our principal stockholders may prevent new investors from influencing significant corporate decisions.

Upon consummation of this offering, TJ Chemical will own approximately     % of our common stock (approximately     % if the underwriters’ over-allotment option is exercised in full). TPG and JPMP together own 100% of the outstanding voting equity interests of TJ Chemical. TJ Chemical’s limited liability company operating agreement requires the approval of TPG and JPMP for certain fundamental matters with respect to Kraton. Each party also has the right to participate in certain dispositions by the other parties and can be required to participate on the same terms in any sale by the other parties that sell in excess of a specified percentage of their original interests. TJ Chemical will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions and will have significant control over our management and policies. The interests of these stockholders may not be consistent with your interests as a stockholder. This control may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in the best interests of our company. In addition, our certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

There has been no prior public market for our common stock, and we cannot assure you that an active trading market in our stock will develop or be sustained.

Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained after this offering. Although we have applied to have our common stock approved for listing on the             , we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market in our common stock. Also, if you purchase shares of common stock in this offering, you will pay a price that was not established in public trading markets. The initial public offering price of our common stock will be determined through negotiation between us and the representatives of the underwriters and thus may not be indicative of the market price for our common stock after this offering. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Through their affiliates, certain underwriters for this offering are also creditors of our outstanding indebtedness, and therefore have interests in this offering beyond customary underwriting discounts and commissions.

Certain affiliates of Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are lenders under the senior secured credit facility. We expect to use portions of the net proceeds of this offering to repay existing indebtedness under the term loan portion of the senior secured credit facility, under which Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender. As a result, such affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated may receive portions of the proceeds of this offering and have interests beyond customary underwriting discounts and commissions. For more information on the use of the proceeds of this offering, see “Use of Proceeds.”

The market price of our common stock may fluctuate significantly, and it may trade at prices below the initial public offering price.

The market price of our common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	changes or trends in our industry;

•	adverse resolution of new or pending litigation against us;

•	additions or departures of key personnel;

•	changes in general economic conditions; and

•	broad market fluctuations.

Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the initial public offering price.

Future sales of our shares could adversely affect the market price of our common stock.

If our existing stockholders sell substantial amounts of our common stock in the public market following this offering, or if we issue a large number of shares of our common stock in connection with future business activities, the market price of our common stock could decline significantly. Sales by our existing stockholders might also make it more difficult for us to raise equity capital by selling new common stock at a time and price that we deem appropriate.

Based on shares outstanding as of             , upon completion of this offering we will have              shares of common stock outstanding. Of these outstanding shares,              shares sold in this offering will be freely tradable in the public market. The remaining              shares will be restricted securities as defined in the SEC’s Rule 144 and may be sold by the holders into the public market from time to time in accordance with Rule 144. Over     % of these restricted shares will be eligible for sale under Rule 144 following expiration of the lockup agreements described below.

We, each of our officers, directors and the selling stockholders have agreed to a 180-day lockup, meaning that, for a period of 180 days following the date of this prospectus, we and they will not sell shares of our common stock. However, this lockup is subject to several exceptions, and our lead underwriters in their sole discretion may release any of the securities subject to the lockup, at any time without notice.

Delaware law and some provisions of our organizational documents make a takeover of our company more difficult.

Provisions of our charter and bylaws may have the effect of delaying, deferring or preventing a change in control of our company. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, these provisions could make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our charter and bylaws will:

•	establish a classified board of directors so that not all members of our board of directors are elected at one time;

•	require that the number of directors be determined, and any vacancy or new board seat be filled, only by the board;

•	not permit stockholders to act by written consent;

•	not permit stockholders to call a special meeting;

•	permit the bylaws to be amended by a majority of the board without shareholder approval, and require that a bylaw amendment proposed by stockholders be approved by 66 2/3% of all outstanding shares;

•	require that notice of stockholder proposals and nominations of directors, be submitted between 90 and 120 days prior to the scheduled meeting; and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, by our board of directors without shareholder approval.

Many of our employment agreements, plans and equity arrangements with our executive officers also contain change in control provisions. Under the terms of these arrangements, the executive officers are entitled to receive significant cash payments, immediate vesting of Options, Restricted Units and Notional Units, and continued medical benefits in the event their employment is terminated under certain circumstances within one year following a change in control. Any Supplemental Pension Benefits a participant may have accrued under the Kraton Polymers U.S. LLC Pension Benefit Restoration Plan also vests immediately on a change of control and any amounts accrued under the Kraton Polymers LLC Executive Deferred Compensation Plan are immediately payable upon a change of control. We note that a change in control should not be triggered under these arrangements solely by this offering. See “Executive Compensation,” for disclosure regarding potential payments to Named Executive Offers following a change in control.

These and other provisions of our organizational documents and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management of our company, even if such transactions or changes would have significant benefits for our stockholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

Your share ownership in our company will be immediately and substantially diluted.

If you purchase shares of our common stock in this offering, you will experience an immediate and substantial dilution of $ per share (assuming the common stock is offered at $              per share, the midpoint of the estimated price range set forth on the cover of this prospectus) because the price that you pay will be substantially greater than the pro forma net tangible book value per share of such stock based on the pro forma net tangible book value per share as of June 30, 2009.

We do not expect to pay any dividends for the foreseeable future.

We do not anticipate paying any dividends to our shareholders for the foreseeable future. The senior secured credit facility precludes us from paying cash dividends, and we may be subject to other restrictions on our ability to pay dividends from time to time. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends and distributions from our subsidiaries. The terms of certain of the senior subordinated notes substantially restrict our ability and the ability of our subsidiaries to pay dividends. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend upon our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors our board deems relevant.

We are a holding company with nominal net worth and will depend on dividends and distributions from our subsidiaries to pay any dividends.

Polymer Holdings is a holding company with nominal net worth. We do not have any assets or conduct any business operations other than our investments in our subsidiaries. As a result, our ability to pay dividends, if any, will be dependent upon cash dividends and distributions or other transfers from our subsidiaries. Payments to us by our subsidiaries will be contingent upon their respective earnings and subject to any limitations on the ability of such entities to make payments or other distributions to us. In addition, our subsidiaries are separate and distinct legal entities and have no obligation to make any funds available to us.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements under the captions “Business,” “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Financial Statements” and elsewhere constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements are often characterized by the use of words such as “believes,” “estimates,” “expects,” “projects,” “may,” “will,” “intends,” “plans” or “anticipates,” or by discussions of strategy, plans or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or our achievements, or industry results, to differ materially from historical results, any future results, or performance or achievements expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to:

•	conditions in the global economy and capital markets,

•	our dependence on LyondellBasell, Shell Chemicals and other suppliers to perform their obligations to us,

•

failure of our suppliers to perform their obligations under long-term supply agreements, or our inability to replace or renew these agreements when they expire, could increase our cost for these materials and interrupt production,

•	limited availability or increases in prices of raw materials used in our business,

•	our substantial level of indebtedness and the operating and financial restrictions imposed by our debt instruments and related indentures,

•	competitive pressures in the specialty chemicals industry,

•	our ability to continue technological innovation and successful commercial introduction of new products,

•	our ability to protect intellectual property and other proprietary information,

•	losses due to lawsuits arising out of intellectual property infringement and product liability claims,

•	losses due to lawsuits arising out of environmental damage or personal injuries associated with chemical manufacturing,

•	compliance with extensive environmental, health and safety laws, including regulation of our employees’ exposure to butadiene, could require material expenditures or changes in our operations,

•	the risk of accidents that could disrupt our operations or expose us to significant losses or liabilities,

•	governmental regulations and trade restrictions,

•	exposure to interest rate and currency fluctuations,

•	acts of war or terrorism in the United States or worldwide, political or financial instability in the countries where our goods are manufactured and sold, and

•	other risks and uncertainties described in this report and our other reports and documents.

These statements are based upon current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made and we undertake no obligation to update publicly any of them in light of new information or future events.

You should carefully consider the “Risk Factors” and subsequent public statements, or reports filed with or furnished to the Securities and Exchange Commission, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition or operating results could be materially adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this cautionary statement.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of              shares of common stock offered by us will be approximately $             million at an assumed initial public offering price of $             per share of common stock (the midpoint of the range of the initial public offering price set forth on the cover page of this prospectus), after deducting underwriting discounts and estimated offering expenses payable by us of approximately $             million.

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We currently intend to use the net proceeds we receive from this offering to repay a portion of the senior secured credit facility. We expect to use the remaining net proceeds for general corporate purposes, including to fund capital expenditures.

The senior secured credit facility requires that Kraton prepay outstanding indebtedness in an aggregate amount equal to 50% of the proceeds of an issuance of capital stock by Kraton or us, net of underwriting discounts and commissions and other reasonable costs and expenses associated with this offering. Term loans under the senior secured credit facility are payable in 25 consecutive equal quarterly installments, in an aggregate annual amount equal to 1.0% of the original principal amount of the term loans with the remaining balance payable in four equal quarterly installments commencing on September 30, 2012, and ending on May 12, 2013. The remaining scheduled installments must be reduced on a pro rata basis in connection with the repayment contemplated herein. The term loans bear interest at a rate equal to the adjusted Eurodollar rate plus 2.00% per annum or, at our option, the base rate plus 1.00% per annum. As of June 30, 2009, we had total indebtedness of $486.7 million, consisting principally of $323.4 million of outstanding borrowings under the senior secured credit facility term loan and $163.0 million of outstanding senior subordinated notes.

Pending use of the net proceeds from this offering described above, we intend to invest the net proceeds in short- and intermediate-term AAA rated money market funds, overnight Eurodollar deposits, certificates of deposit or direct or guaranteed obligations of the United States government.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

A $1 change, up or down, in the midpoint of the range shown on the cover page of this prospectus would change our estimated net proceeds by $             million. Similarly, a change in the number of shares of common stock we sell would increase or decrease our net proceeds. We believe that our intended use of proceeds would not be affected by changes in either our initial public offering price or the number of shares of common stock we sell.

DIVIDEND POLICY

Prior to our conversion from a limited liability company to a corporation we did not make any dividend payments to our members. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. We are currently prohibited from paying cash dividends on our common stock by the covenants in the senior secured credit facility and may be further restricted by the terms of any of our future debt or preferred securities. In addition, because we are a holding company, our ability to pay dividends depends on our receipt of cash dividends and distributions from our subsidiaries. The terms of certain of the senior subordinated notes substantially restrict our ability and the ability of our subsidiaries to pay dividends. For more information about these restrictions, see “Description of Certain Indebtedness.” Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital expenditure requirements, restrictions contained in current and future financing instruments and other factors that our board of directors deems relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of                     , 2009:

1.	on an actual basis; and

2.	on an adjusted basis to reflect:

•	our conversion to a corporation in the State of Delaware, which will occur prior to the completion of this offering;

•

the sale of              shares of common stock offered by us in this offering at an assumed initial public offering price of $              per share (the midpoint of the range on the cover page of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses; and

•	the application of the net proceeds from this offering (as described under the heading “Use of Proceeds”).

You should read this information together with our financial statements and the notes to those statements and the information included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Consolidated Financial Data” included elsewhere in this prospectus.

	As of June 30, 2009 (in millions)
	Actual	As Adjusted(2)
		(unaudited)
Cash and cash equivalents	$17.7	$

Long-term debt, including current portion:
Senior secured credit facility(1)	$323.4	$
Senior subordinated notes (less $7.0 million held as Treasury Bonds)	163.0
Polymer Holdings LLC 12.00% discount notes	0.2
Total debt	486.7
Equity:
Polymer Holdings LLC members equity	$175.7
Kraton Performance Polymers, Inc. common stock, $ par value per share; no shares authorized or issued and outstanding ( shares authorized; shares issued and outstanding as adjusted)	—
Additional paid in capital	—
Retained earnings	—
Total equity	$175.7

Total capitalization	$662.4	$

Numbers in table may not foot, due to rounding.

(1)	As of June 30, 2009, we had $323.4 million outstanding under the term loan portion of the senior secured credit facility and $75.5 million available under the revolving portion. We have no drawings under the revolving portion.
(2)	A $1 increase or decrease in the assumed initial public offering price of $ per share of our common stock in this offering would increase cash and cash equivalents, and decrease long-term debt, by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses. Similarly, an increase or decrease in the number of shares we sell in the offering will increase or decrease our net proceeds by an amount equal to such number of shares multiplied by the public offering price, less underwriting discounts and commissions and estimated offering expenses.

The as adjusted number of shares of common stock to be outstanding is based on              shares outstanding at                     , 2009.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Our historical net tangible book value as of                     , 2009 was $             million, or approximately $             per share. Net tangible book value per share represents the amount of stockholders’ equity less the net book value of intangible assets, divided by the number of shares of common stock outstanding at that date.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and offering expenses, our pro forma as adjusted net tangible book value as of                     , 2009 would have been $             per share. This amount represents an immediate increase in net tangible book value of $             per share to existing stockholders and an immediate dilution in net tangible book value of $              per share to purchasers of common stock in this offering, as illustrated in the following table. A $1 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease, as applicable, the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses.

Assumed initial public offering price per share	$
Historical net tangible book value per share as of	$
Increase per share attributable to new investors

As adjusted net tangible book value per share after giving effect to this offering
Dilution per share to new investors

The following table summarizes, as of                     , 2009, on the pro forma basis described above, the differences between existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid, and the average price per share of our common stock paid by existing stockholders, after giving effect to the issuance of              shares of our common stock in this offering at an assumed initial public offering price of $             per share (the midpoint of the range on the cover page of this prospectus), before deducting the estimated underwriting discounts and commissions and offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders
New investors
Total

If the underwriters exercise their over-allotment option in full, the number of shares of common stock held by existing stockholders will decrease to              percent of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors will increase to             , or              percent, of the total number of shares of our common stock outstanding after this offering.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The table below sets forth our selected consolidated historical financial data for the periods indicated.

The selected consolidated historical financial data presented below for the years ended December 31, 2005 and 2004 and as of December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements and are not included elsewhere in this prospectus. The selected consolidated historical financial data presented below for the years ended December 31, 2008, 2007 and 2006 and as of December 31, 2008 and 2007 have been derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated historical financial data for the six months ended June 30, 2009 and 2008 and as of June 30, 2009 and 2008 have been derived from our unaudited condensed consolidated financial statements, which are included elsewhere in this prospectus. Results of operations for the interim periods are not necessarily indicative of the results that might be expected for any other interim period or for an entire year. Our historical results are not indicative of our future performance.

The selected consolidated financial information and other data presented below should be read in conjunction with the information contained in “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the audited consolidated financial statements and the notes thereto, which are included elsewhere in this prospectus.

	Year ended December 31,					Six months ended June 30,
	2008	2007	2006	2005	2004	2009	2008
						(unaudited)	(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Operating Revenues
Sales	$1,171,253	$1,066,044	$1,015,766	$952,921	$791,226	$411,607	$584,650
Other(1)	54,780	23,543	32,355	22,670	16,160	17,172	27,580

Total operating revenues	1,226,033	1,089,587	1,048,121	975,591	807,386	428,779	612,230
Cost of Goods Sold(2)	971,283	938,556	843,726	766,012	692,968	384,085	500,899

Gross Profit	254,750	151,031	204,395	209,579	114,418	44,694	111,331

Operating Expenses
Research and development expenses	27,049	24,865	24,598	26,152	23,178	10,040	15,321
Selling, general and administrative	101,431	69,020	73,776	72,731	64,903	36,303	45,364
Depreciation and amortization of identifiable intangibles	53,162	51,917	43,574	44,090	42,630	25,106	27,762

Total operating expenses	181,642	145,802	141,948	142,973	130,711	71,449	88,447

Gain on Extinguishment of Debt						23,831	—
Equity in Earnings in Unconsolidated Joint Ventures(3)	437	626	168	1,516	462	176	220
Interest Expense, Net	36,695	43,484	66,637	45,733	40,747	16,738	19,815

Income (Loss) Before Income Taxes	36,850	(37,629)	(4,022)	22,389	(56,578)	(19,486)	3,289
Income Tax Expense (Benefit)	8,431	6,120	29,814	(7,999)	19,645	1,160	2,489

Net Income (Loss)	$28,419	$(43,749)	$(33,836)	$14,390	$(36,933)	$(20,646)	$800

(1)	Other revenues include the sale of by-products generated in the production of IR and SIS.
(2)	In the year ended December 31, 2005 this amount includes $1,684 (in thousands) of additional costs relating to the sale of inventory, the carrying value of which had been increased to reflect the manufacturing profit in inventory as part of TPG and JPMP’s acquisition of our company.
(3)	Represents our 50% joint venture interest in Kraton JSR Elastomers K.K., which is accounted for using the equity method of accounting.

	Year ended December 31, 2008	Six months ended June 30, 2009
Pro forma income per common share(1)
Basic	$	$
Diluted	$	$
Shares used to compute basic pro forma income per share(2)
Shares used to compute diluted pro forma income per share(2)

(1)	Pro forma to reflect the conversion of our company from a limited liability company to a corporation on , 2009.
(2)	Calculated based on number of common shares that would have been held by TJ Chemical as of December 31, 2009, assuming our conversion into a corporation.

	As of December 31,					As of June 30,
	2008	2007	2006	2005	2004	2009	2008
	(in thousands)
Balance Sheet Data
Cash and cash equivalents	$101,396	$48,277	$43,601	$100,934	$46,357	$17,710	$21,352
Total assets	1,031,874	984,894	989,153	966,501	967,413	894,984	1,011,499
Total debt	$575,316	$538,686	$582,310	$567,988	$559,015	$486,650	$526,988

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled “Risk Factors” of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We believe we are the world’s leading producer, as measured by 2008 sales revenues and volumes, of styrenic block copolymers, or SBCs, a family of performance polymer products whose chemistry we pioneered over 40 years ago. SBCs are highly engineered synthetic elastomers which enhance the performance of numerous products by delivering a variety of performance-enhancing characteristics, including greater flexibility, resilience, strength, durability and processability, and are a fast growing subset of the elastomers industry. Our polymers are typically formulated or compounded with other products to achieve improved, customer specific performance characteristics in a variety of applications. The majority of our polymers are highly customized to specific applications and thus are a critical component to the performance of our customers’ products, yet each polymer represents a small fraction of the overall cost of a customer’s finished product. Each polymer requires a significant amount of testing and certification, which, when combined with our proprietary chemistry, encourages strong customer loyalty.

We believe that our superior technical expertise, strong customer relationships, track record of innovation, second-to-none service offering, diversity of customers and geographies, and history of continuous improvements, together with the recognized quality standard associated with our KRATON® brand name have enabled us to maintain our leading global position in SBCs. We serve a large number of customers across a diverse set of end-use markets in many regions of the world. As a result, we believe our sales are less sensitive to conditions in any one particular end-use market or region. We currently offer approximately 800 products to more than 700 customers in over 60 countries worldwide. We are the only SBC producer with manufacturing and service capabilities on four continents, enabling us to meet the global needs of our multinational customers. We manufacture products at six plants globally, including our flagship plant in Belpre, Ohio, the largest by production volume and most diversified SBC plant in the world, as well as plants in Germany, France, The Netherlands and Brazil, and a joint venture operated plant in Japan.

We serve three core end-use markets: (1) Advanced Materials; (2) Adhesives, Sealants and Coatings; and (3) Paving and Roofing. We also serve a fourth market, an Emerging Businesses category, which includes our IRL activity.

Recent Developments

Exit from Pernis facility. On September 10, 2009, we committed to exit our Pernis facility as of December 31, 2009. In connection with our exit from the Pernis facility, we currently estimate that we will incur approximately $5.0 million to $6.0 million in asset retirement obligations, $6.0 million to $7.0 million in restructuring costs (of which approximately $1.0 million will be a non-cash charge to write-down our inventory of spare parts), and $19.0 million to $21.0 million in accelerated depreciation of fixed assets. The asset retirement obligations and the restructuring costs will be recorded in the third quarter of 2009, and the accelerated depreciation will be recorded ratably, over the remainder of 2009, beginning in September 2009. We currently expect that the asset retirement obligations and the cash restructuring charges will be substantially paid in the first half of 2010. We currently expect the exit of our Pernis facility will result in an incremental cost savings of approximately $12 million per annum beginning in the first quarter of 2010 savings. We currently plan to transfer IR production to an alternative company site. We are in the process of completing project scoping, including associated capital expenditure requirements, for producing the alternative capacity, and until such alternative production capacity is brought on line, we plan to satisfy customer demand for IR with inventory currently on hand.

Purchase of a portion of our senior subordinated notes. In April 2009, TJ Chemical purchased approximately $6.3 million face value of the senior subordinated notes for cash consideration of $2.5 million, which included accrued interest of $0.1 million. Immediately upon purchasing the senior subordinated notes, TJ Chemical contributed the purchased notes to Polymer Holdings and we in turn contributed the notes to Kraton. Kraton holds the senior subordinated notes as treasury bonds. Also in April 2009, Kraton purchased approximately $0.7 million face value of the senior subordinated notes for cash consideration of $0.3 million which Kraton is holding as treasury bonds. We recorded a gain of approximately $4.3 million on the extinguishment of debt in the Condensed Consolidated Statements of Operations in the quarter ended June 30, 2009.

On March 16, 2009, Kraton purchased and retired $30 million face value of the senior subordinated notes for cash consideration of $10.9 million, which included accrued interest of $0.4 million. We recorded a gain of approximately $19.5 million in the quarter ending March 31, 2009 related to the purchase and retirement of these senior subordinated notes.

Pricing. Beginning in July 2009, we announced the implementation of a series of global price increases which were generally broad-based across our end-use markets and in response to the increase in raw material and energy costs.

Customer Event. One of our major asphalt customers, SemMaterials L.P., SEM, filed a petition for bankruptcy relief under Chapter 11 of Title 11 of the U.S. Bankruptcy Code on July 22, 2008, along with several of SEM’s affiliated companies. We had outstanding pre-petition receivables due from SEM of approximately $0.3 million at December 31, 2008 and $0.2 million as of February 15, 2009, for which we have filed an unsecured claim with the bankruptcy court. We do not believe that SEM’s bankruptcy case will have a material effect upon our ongoing operations.

Overall market demand for asphalt has not been materially impacted by SEM’s bankruptcy and SEM’s bankruptcy has not materially impacted our sales volumes in our Paving and Roofing end-use markets, although our sales volumes have been impacted to date by the economic trends that have prevailed worldwide over the past several months.

LyondellBasell Industries. In January 2009, the U.S. operations of LyondellBasell along with one of its European-holding companies, Basell Germany Holdings GmbH, filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. LyondellBasell is one of our major suppliers of raw materials and also operates our plants at Berre, France and Wesseling, Germany.

To date, our operations have not been negatively impacted and we are continuing to do extensive business with LyondellBasell. However, going forward we cannot accurately predict the effect, if any, that LyondellBasell’s bankruptcy will ultimately have upon our business in general, or our relationship with LyondellBasell in particular.

Factors Affecting Our Results of Operations

Raw Materials. Our results of operations are directly affected by the cost of raw materials. We use three monomers as our primary raw materials in the manufacture of our products: styrene, butadiene and isoprene.

These monomers together represented approximately 52% and 45% of our total cost of goods sold for the twelve months ended December 31, 2008, and the six months ended June 30, 2009, respectively. Other raw materials used in our production process include catalysts, solvents, stabilizers and various process control chemicals. The cost of these monomers has generally been correlated with changes in crude oil prices and affected by global supply and demand and global economic conditions. The market prices for styrene and butadiene monomers declined significantly late in 2008 and into the first quarter of 2009. Continuing through 2009, these monomer costs have either stabilized or begun to increase.

We believe that through our contractual arrangements with suppliers, or through other arrangements, we can presently source adequate supplies of styrene, butadiene and isoprene at competitive, market-based prices. We can provide no assurances, however, that our suppliers of raw materials will not terminate applicable contracts at the expiration of their terms or that we will be able to obtain substitute contractual arrangements on comparable terms, or that we generally will be able to source raw materials on an economic basis in the future. Our U.S. butadiene supply agreement with Shell Chemicals expired as of April 30, 2009. We currently have access to adequate butadiene supplies at competitive market rates, and we are currently engaged in efforts with various suppliers and potential suppliers to purchase ongoing and continuing supplies of butadiene for our U.S. operations.

Styrene, butadiene and isoprene used by our U.S. and European facilities are primarily supplied by Shell Chemicals or its affiliates, LyondellBasell, and other suppliers under long-term supply contracts with various expiration dates. Our isoprene sales contract with Shell Chemicals in the U.S. ends on December 31, 2009, subject to termination as of that date or any date thereafter, on not less than two (2) months written notice given by either party. To date, neither party has given notice under the contract. For our U.S. facilities, we also procure substantial amount of isoprene from several Chinese and Russian suppliers. We generally contract with them on a short-term basis, although the number of such contracts has been increasing since 2008.

In Japan, butadiene and isoprene supplies for our joint venture plant are supplied under our joint venture agreement, where our partner supplies our necessary requirements. Styrene in Japan is sourced from local third-party suppliers. Our facility in Paulinia, Brazil generally purchases all of its raw materials from local third-party suppliers.

International Operations and Currency Fluctuations. We operate a geographically diverse business serving customers in more than 60 countries from six manufacturing plants in six countries. For the six months ended June 30, 2009, 42% of net product sales were generated from customers located in the Americas, 40% in Europe and 18% in the Asia Pacific region.

Although we sell and manufacture our products in many countries, our sales and production costs are mainly denominated in U.S. dollars, Euros, Japanese Yen and Brazilian Real.

Our financial results are subject to gains and losses on currency transactions denominated in currencies other than the functional currency of the relevant operations. Any gains and losses are included in operating income, but have historically not been material. On February 18, 2009, we entered into a foreign currency option contract to reduce our exposure to fluctuations in the Euro to U.S. dollar exchange rate for a notional amount of €47.3 million that expires on December 29, 2009. See Note 9(a) of Notes to Condensed Consolidated Financial Statements for further discussion. Historically, we have not undertaken hedging strategies to minimize the effect of currency fluctuations.

In addition, our financial results are subject to gains and losses on currency translations, which occur when the financial statements of foreign operations are translated into U.S. dollars. The financial statements of operations outside the United States where the local currency is considered to be the functional currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses, gains and losses and cash flows. The effect of translating the balance sheet into U.S. dollars is included as a component of other comprehensive income (loss) in member’s equity. Any appreciation of the functional currencies against the U.S. dollar will increase the U.S. dollar equivalent of amounts of revenues, expenses, gains and losses and cash flows, and any depreciation of the functional currencies will decrease the U.S. dollar amounts reported.

Seasonality. Seasonal changes and weather conditions typically affect our polymer product sales into our Paving and Roofing end-use market. Within this market, typically, volume rises, as temperatures rise, from January to June, peaking during the summer. After summer, volume declines during the colder months in fall and winter. However, Paving and Roofing have different demand curves. Paving is seasonal with a warm weather peak and cool weather decline due to temperature requirements, whereas Roofing tends to be more consistent throughout the year. Our other end-use markets, Advanced Materials and Adhesives, Sealants and Coatings, tend to show relatively little seasonality.

Outlook

The effects of the global economic slowdown on our business appeared to begin to shift to recovery in the second quarter of 2009 as evidenced by our quarterly sales volume, as compared to the previous year’s comparable quarter, which improved from a 39% decline in the first quarter of 2009 to a 24% decline in the second quarter of 2009, with our June 2009 sales volume narrowing to a 12% decline compared to that of June 2008.

Results of Operations

The following table summarizes certain information relating to our operating results that has been derived from our consolidated financial statements.

	Year ended December 31,			Six months ended June 30,
	2008	2007	2006	2009	2008
				(unaudited)	(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Operating Revenues
Sales	$1,171,253	$1,066,044	$1,015,766	$411,607	$584,650
Other(1)	54,780	23,543	32,355	17,172	27,580

Total operating revenues	1,226,033	1,089,587	1,048,121	428,779	612,230
Cost of Goods Sold	971,283	938,556	843,726	384,085	500,899

Gross Profit	254,750	151,031	204,395	44,694	111,331

Operating Expenses
Research and development expenses	27,049	24,865	24,598	10,040	15,321
Selling, general and administrative	101,431	69,020	73,776	36,303	45,364
Depreciation and amortization of identifiable intangibles	53,162	51,917	43,574	25,106	27,762

Total operating expenses	181,642	145,802	141,948	71,449	88,447

Gain on Extinguishment of Debt				23,831	—
Equity in Earnings in Unconsolidated Joint Ventures(2)	437	626	168	176	220
Interest Expense, net	36,695	43,484	66,637	16,738	19,815

Income (Loss) Before Income Taxes	36,850	(37,629)	(4,022)	(19,486)	3,289
Income Tax Expense (Benefit)	8,431	6,120	29,814	1,160	2,489

Net Income (Loss)	$28,419	$(43,749)	$(33,836)	$(20,646)	$800

(1)	Other revenues include the sale of by-products generated in the production of IR and SIS.
(2)	Represents our 50% joint venture interest in Kraton JSR Elastomers K.K., which is accounted for using the equity method of accounting.

The following table summarizes certain information relating to our operating results as a percentage of total revenues and has been derived from the financial information presented above. We believe this presentation is useful to investors in comparing historical results. Certain amounts in the table may not sum due to the rounding of individual components.

	Year ended December 31,			Six months ended June 30,
	2008	2007	2006	2009	2008
				(unaudited)	(unaudited)
	(in thousands)
Consolidated Statements of Operations Data:
Operating Revenues
Sales	95.5%	97.8%	96.9%	96.0%	95.5%
Other(1)	4.5	2.2	3.1	4.0	4.5
Total operating revenues	100.0	100.0	100.0	100.0	100.0
Cost of Goods Sold	79.2	86.1	80.5	89.6	81.8
Gross Profit	20.8	13.9	19.5	10.4	18.2
Operating Expenses
Research and development expenses	2.2	2.3	2.3	2.3	2.5
Selling, general and administrative	8.3	6.3	7.0	8.5	7.4
Depreciation and amortization of identifiable intangibles	4.3	4.8	4.2	5.9	4.5
Total operating expenses	14.8	13.4	13.5	16.6	14.4
Gain on Extinguishment of Debt	—	—	—	5.6	—
Equity in Earnings in Unconsolidated Joint Ventures(2)	—	0.1	—	—	—
Interest Expense, net	3.0	4.0	6.4	3.9	3.2
Income (Loss) Before Income Taxes	3.0	(3.5)	(0.4)	(4.5)	0.5
Income Tax Expense (Benefit)	0.7	0.6	2.8	0.3	0.4
Net Income (Loss)	2.3%	(4.0)%	(3.2)%	(4.8)%	0.1%

(1)	Other revenues include the sale of by-products generated in the production of IR and SIS.
(2)	Represents our 50% joint venture interest in Kraton JSR Elastomers K.K., which is accounted for using the equity method of accounting.

Six Months Ended June 30, 2009 Compared to Six Months Ended June 30, 2008

Operating Revenues

Operating revenues for the six months ended June 30, 2009 decreased $183.5 million or 30.0% compared to the same period in 2008. The decrease was driven primarily by a decrease in sales of $173.0 million or 29.6%. Sales volume amounted to 118.5 kilotons in 2009 compared to 171.0 kilotons in 2008. The 52.5 kiloton or 30.7% decline in sales volume reduced sales by $171.2 million. The impact of changes in foreign currency exchange rates reduced sales by $31.2 million. Partially offsetting these decreases in sales was a $29.4 million increase in global product sales prices and changes in product mix.

The following are the primary factors influencing our sales volume:

•

In our Adhesives, Sealants and Coatings end-use market, we experienced a decrease in sales volume due to weakness in demand for commercial packaging tape applications, which began in the second-half of 2008 and has continued into the first half of 2009. In addition, non-woven and construction applications sales volume have been negatively impacted by deteriorating global economic conditions.

•

In our Advanced Materials end-use market, our sales volume into automotive, consumer electronics/appliances, and personal care applications declined commensurate with deteriorating global economic conditions.

•

In our Paving and Roofing end-use market, roofing applications were lower due to the overall decline in construction activity. We also experienced a decline in asphalt modification volume, largely due to delays associated with the uncertainty around the impact of the U.S. government economic stimulus spending.

Other revenue decreased $10.4 million or 37.7%. Other revenue primarily consists of the sales of small quantities of by-products resulting from the manufacturing process of isoprene rubber, which is offset by a corresponding cost included in cost of goods sold.

Cost of Goods Sold

Cost of goods sold for the six months ended June 30, 2009 decreased $116.8 million or 23.3% compared to the same period in 2008. The decrease was driven primarily by:

•	$121.4 million related to the decline in sales volume,

•	$23.8 million from changes in foreign currency exchange rates,

•	$10.4 million due to lower by-product costs, partially offset by

•	$38.8 million in monomer and other production costs.

As a percentage of operating revenues, cost of goods sold increased to 89.6% from 81.8%.

Gross Profit

Gross profit for the six months ended June 30, 2009 decreased $66.6 million or 59.9% compared to the same period in 2008. The decrease was driven primarily by a decrease in sales volume. As a percentage of operating revenues, gross profit decreased to 10.4% from 18.2%.

Operating Expenses

Operating expenses for the six months ended June 30, 2009 decreased $17.0 million or 19.2% compared to the same period in 2008. The decrease was driven primarily by:

Research and development decreased $5.3 million or 34.5%. The decrease was largely due to the costs associated with the realignment of our Research and Technology Service organization in 2008. As a percentage of operating revenues, research and development decreased to 2.3% from 2.5%.

Selling, general and administrative decreased $9.1 million or 20%. The decrease was primarily due to lower restructuring costs and a reduction of our incentive compensation costs of $8.1 million. As a percentage of operating revenues, selling, general and administrative increased to 8.5% from 7.4%.

Interest Expense, Net

Interest expense, net for the six months ended June 30, 2009 decreased $3.1 million or 15.5% to $16.7 million compared to $19.8 million during the same period in 2008. The decrease was primarily due to lower interest rates and amortized gains from our interest rate swap that was settled in June 2008. The average debt balances outstanding were $549.9 million for the six months ended June 30, 2009 and $565.9 million for the six months ended June 30, 2008. The effective interest rates on our debt were 6.1% for the six months ended June 30, 2009 and 7.0% for the six months ended June 30, 2008.

Income Tax Expense

Income tax expense was $1.2 million for the six months ended June 30, 2009 compared to $2.5 million for the six months ended June 30, 2008. The effective tax rate was (6.0)% for the six months ended June 30, 2009 compared to 75.7% for the six months ended June 30, 2008. Our effective tax rate for the current period was less than our statutory rate primarily due to a decrease in pre-tax income, along with not recording a tax benefit for certain net operating losses generated during that period and a change in mix of pre-tax income between foreign and domestic tax jurisdictions. Our effective tax rate for the prior period was higher than our statutory rate primarily due to an increase in pre-tax income, along with not recording a tax benefit for certain net operating losses generated during that period and a change in mix of pre-tax income between foreign and domestic tax jurisdictions.

Net Income (Loss)

Net loss was $20.6 million for the six months ended June 30, 2009, a decrease of $21.4 million compared to a net income of $0.8 million in the same period in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Operating Revenues

Operating revenues for the year ended December 31, 2008 increased $136.4 million or 12.5% compared to the same period in 2007. The increase was driven primarily by:

Sales increased $105.2 million or 9.9%. The increase in sales was the result of increases in global product sales prices and changes in product mix of $173.3 million and the impact of changes in foreign currency exchange rates of $50.1 million, partially offset by a $118.2 million decrease related to a 44.5 kiloton, or 12.4% decline in sales volume. Sales volume amounted to 313.1 kilotons in 2008 compared to 357.6 kilotons in 2007.

Factors influencing sales volumes:

•	Overall, volume was constrained due to butadiene availability in 2008.

•	In our Adhesives, Sealants and Coatings end-use market, raw material availability was a primary driver, affecting North American tape and formulator customers.

•

In our Advanced Materials end-use market, general weakness resulting from global economic conditions, partially offset by a modest growth in emerging markets due to increased demand for high quality isoprene latex rubber, used in medical applications.

We implemented a series of global price increases in 2008, which were generally broad-based across our end-use markets and in response to the continuing increase in raw material and energy costs. As a result, even though sales volumes declined year-over-year, we experienced revenue growth in each of our end-use markets.

Other revenue increased $31.2 million or 132.7%. Other revenue primarily consists of the sales of small quantities of residual products that are a by-product of the manufacturing process of isoprene rubber; however the increase is offset by a corresponding increase in cost of goods sold.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2008 increased $32.7 million or 3.5% compared to the same period in 2007. The increase was driven primarily by:

•	$39.2 million increase from changes in foreign currency exchange rates,

•	$37.1 million increase in monomer and other production costs,

•	$31.2 million increase in by-product cost, and

•	$8.1 million increase due to a lower-of-cost-or-market adjustment of our finished goods inventory, partially offset by

•	$82.9 million decline in cost of goods sold directly related to the decline in sales volume.

As a percentage of operating revenues, cost of goods sold decreased to 79.2% from 86.1%.

Gross Profit

Gross profit for the year ended December 31, 2008 increased $103.7 million or 68.7% compared to the same period in 2007. As a percentage of operating revenues, gross profit increased to 20.8% from 13.9%.

Operating Expenses

Operating expenses for the year ended December 31, 2008 increased $35.8 million or 24.6% compared to the same period in 2007. The increase was driven primarily by:

Research and development increased $2.2 million or 8.8%. The increase was largely due to the costs associated with the realignment of our Research and Technology Service organization. As a percentage of operating revenues, research and development decreased to 2.2% from 2.3%.

Selling, general and administrative increased $32.4 million or 47.0%. The increase was primarily due to $13.4 million associated with our incentive compensation plan, $4.1 million from changes in foreign currency exchange rates, $5.5 million associated with senior executive and other management changes, $3.9 million in severance related charges, $1.2 million related to analysis of refinancing options and $0.8 million related to the initial implementation cost associated with our ERP implementation. As a percentage of operating revenues, selling, general and administrative increased to 8.3% from 6.3%.

Depreciation and amortization of identifiable intangibles increased $1.2 million or 2.4%. The increase in depreciation and amortization expense reflects assets that were under construction in prior periods that were completed and placed in service, including our polyisoprene latex plant at our Paulinia, Brazil, accelerated depreciation on the SIS plant assets at our Pernis facility beginning in September 2007, and changes in foreign currency exchange rates.

Equity in Earnings of Unconsolidated Joint Venture

The Kashima, Japan plant is operated by a manufacturing joint venture with JSR under the name Kraton JSR Elastomers K.K. We use the equity method of accounting for our joint venture at the Kashima site. Earnings in the joint venture decreased $0.2 million or 30.2% for the year ended December 31, 2008 compared to the same period in 2007.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2008 decreased $6.8 million or 15.6% to $36.7 million compared to $43.5 million during the same period in 2007. The decrease was primarily due to lower interest rates, amortized gains from our interest rate swap, and lower debt balances. The average debt balances outstanding were $562.7 million and $565.6 million, respectively. The effective interest rates on our debt during the same periods were 6.5% and 7.5%, respectively.

Income Tax Expense

Income tax expense was $8.4 million for the year ended December 31, 2008, as compared to $6.1 million for the year ended December 31, 2007. Income tax expense increased by $2.3 million primarily due to an increase of taxable income. The effective tax rate was 22.9% for the year ended December 31, 2008, as compared to (16.3%) for the year ended December 31, 2007. Our effective tax rate for the current period was less than our statutory rate primarily due to not recording a tax benefit for certain net operating loss carryforwards generated during that period and recognition of deferred tax assets on U.S. operations that were previously offset by valuation allowances, as well as a different income mix between foreign and domestic tax jurisdictions. Our effective tax rate for the prior period was less than our statutory rate primarily due to not recording a tax benefit for certain net operating loss carryforwards generated during that period and a different income mix between foreign and domestic tax jurisdictions.

Net Income (Loss)

Net income was $28.4 million for the year ended December 31, 2008, an improvement of $72.2 million compared to a net loss of $43.7 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Revenues

Operating revenues for the year ended December 31, 2007 increased $41.5 million or 4.0% compared to the same period in 2006. The increase was driven primarily by:

Sales increased $50.3 million or 4.9%. The increase in sales was the result of the impact of changes in foreign currency exchange rates of approximately $43.0 million and approximately $29.0 million due to a 6.0 kiloton or 1.7% increase in sales volumes of our products, partially offset by approximately $22.0 million due to product sales mix and year-over-year price decline in SIS sales given the lower cost and increased availability of isoprene monomer. Sales volume amounted to 357.6 kilotons in 2007 compared to 351.6 kilotons in 2006.

Factors influencing sales volumes:

•	Growth in our Adhesives, Sealants and Coatings and Compounding end-use markets in the Asia Pacific region, the latter driven by innovation product growth.

•	Growth in Packaging and Films end-use markets in Europe and Asia Pacific, excluding Japan due to cap liners and innovation product growth.

•

Growth in Personal Care end-use market, including innovation product growth, partially offset by reduced volume in our North American Paving and Roofing end-use market due to poor weather condition and limited government paving budgets.

•

Other revenue decreased $8.8 million or 27.2%. Other revenue primarily consists of the sales of small quantities of residual products that are a by-product of the manufacturing process of isoprene rubber. The decrease was primarily due to decreased sales volumes, partially offset by the strengthening of the Euro against the U.S. dollar.

Cost of Goods Sold

Cost of goods sold for the year ended December 31, 2007 increased $94.8 million or 11.2% compared to the same period in 2006. The increase was driven primarily by:

•	$47 million of increased monomer and other variable costs,

•	$39 million increase related to foreign currency fluctuations,

•	$14 million related to increased sales volumes, and

•	$9 million related to manufacturing cost absorption, partially offset by

•	$9 million from lower by-product sales, and

•

$6 million decline in other manufacturing expenses primarily related to lower restructuring costs. The aggregate acquisition cost per metric ton for monomers increased 5% in 2007, due to the continued tight supply and demand conditions in the marketplace and rising crude oil prices.

As a percentage of total revenues, cost of goods sold increased to 86.1% from 80.5%.

Gross Profit

Gross profit for the year ended December 31, 2007 decreased $53.4 million or 26.1% compared to the same period in 2006. As a percentage of operating revenues, gross profit decreased to 13.9% from 19.5%.

Operating Expenses

Operating expenses for the year ended December 31, 2007 increased $3.9 million or 2.7% compared to the same period in 2006. The increase was driven primarily by:

Research and development increased $0.3 million or 1.1%. The increase was primarily due to foreign currency fluctuations. As a percentage of total revenues, research and development remained flat at 2.3%.

Selling, general and administrative decreased $4.8 million or 6.4%. The decrease was primarily due to lower incentive compensation; reduced personnel related costs due to restructuring activities implemented in 2006; and costs associated with our restructuring activities in 2006. These decreases were partially offset by an increase due to foreign currency fluctuations. As a percentage of total revenues, selling, general and administrative decreased to 6.3% from 7.0%.

Depreciation and amortization of identifiable intangibles increased $8.3 million or 19.1%. The increase in depreciation and amortization expense reflects assets that were under construction in 2006 that were completed and placed into service in 2006 and 2007, including our new polyisoprene latex plant at our Paulinia, Brazil facility; accelerated depreciation on the SIS plant assets at our Pernis facility; and foreign currency fluctuations.

Equity In Earnings Of Unconsolidated Joint Venture

The Kashima, Japan plant is operated by a manufacturing joint venture with JSR under the name Kraton JSR Elastomers K.K. We use the equity method of accounting for our joint venture at the Kashima site. Earnings in the joint venture increased $0.4 million or 272.6% for the year ended December 31, 2007 compared to the same period in 2007.

Interest Expense, Net

Interest expense, net for the year ended December 31, 2007 decreased $23.2 million or 34.7% compared to the same period in 2006. This increase was primarily due to the higher debt balances compared to 2006 as a result of the amendment to the senior secured credit facility partially offset by the recognition of approximately $2.0 million of unrealized gain on interest rate swaps during 2007 upon the termination of the interest rate swap agreements on June 24, 2007. The adjustment reflects the additional income statement effects of our highly effective interest rate swaps that should have been reflected in prior periods. We evaluated the materiality of the adjustment, including both qualitative and quantitative considerations, and concluded that the adjustment was not material to 2007 and December 31, 2006, the average debt balances outstanding were $565.6 million and $537.2 million, respectively. The effective interest rates on our debt during the same periods were 7.5% and 7.4%, respectively.

Income Tax Expense

Income tax expense was $6.1 million for the year ended December 31, 2007, as compared to $29.8 million for the year ended December 31, 2006. Income tax expense decreased by $23.7 million primarily due to a reduction of taxable income and an increase in valuation allowances for operating loss carryforwards in certain tax jurisdictions. The effective tax rate was (16.3%) for the year ended December 31, 2007, as compared to 741.3% for the year ended December 31, 2006. The decrease in the effective tax rate during the current period is related to the change in the mix of taxable income in our U.S. and international operations.

Net Income (Loss)

Net loss was $43.7 million for the year ended December 31, 2007, a loss of $9.9 million compared to a net loss of $33.8 million in 2006.

Critical Accounting Policies

The application of accounting policies and estimates is an important process that continues to evolve as our operations change and accounting guidance is issued. We have identified a number of critical accounting policies and estimates that require the use of significant estimates and judgments.

Management bases its estimates and judgments on historical experience and on other various assumptions that they believe are reasonable at the time of application. The estimates and judgments may change as time passes and more information becomes available. If estimates and judgments are different than the actual amounts recorded, adjustments are made in subsequent periods to take into consideration the new information.

Inventories. Our inventory is principally comprised of finished goods inventory. Inventories are stated at the lower of cost or market as determined on a first-in, first-out basis. On a quarterly basis, we evaluate the carrying cost of our inventory to ensure that it is stated at the lower of cost or market. Our products are typically not subject to spoiling or obsolescence and consequently our reserves for slow moving and obsolete inventory have historically not been significant. Cash flows from the sale of inventory are reported in cash flows from operations in the consolidated statement of cash flows.

Property, Plant and Equipment. Property, plant and equipment is recorded at cost. Major renewals and improvements which extend the useful lives of equipment are capitalized. Repair and maintenance expenses are charged to operations as incurred. We utilize the expensed as incurred method of accounting for planned major maintenance. Disposals are removed at carrying cost less accumulated depreciation with any resulting gain or loss reflected in operations. When applicable, we capitalize interest costs which are incurred as part of the cost of constructing major facilities and equipment. We did not record any capitalized interest in any periods presented. Depreciation is provided using the straight-line method over the following estimated useful lives:

Machinery and equipment	20 years
Building and land improvements	20 years
Computer hardware/information systems	3 years
Office equipment	5 years
Research equipment and facilities	5 years
Vehicles	5 years

Impairment of Long-Lived Assets. Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), provides a single accounting model for long-lived assets to be disposed of. We adopted SFAS No. 144 on January 1, 2002.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset, calculated using discounted cash flow.

Income Taxes. We conduct operations in separate legal entities; as a result, income tax amounts are reflected in these consolidated financial statements for each of those jurisdictions.

Net operating losses and credit carryforwards are recorded in the event such benefits are expected to be realized. Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

Benefit Plans. We sponsor a noncontributory defined benefit pension plan, a non-qualified defined benefit pension plan, and other postretirement benefit plans. The actuarial determination of the projected benefit obligations and related benefit expense requires that certain assumptions be made regarding such variables as expected return on plan assets, discount rates, rates of future compensation increases, estimated future employee turnover rates and retirement dates, distribution election rates, mortality rates, retiree utilization rates for health care services and health care cost trend rates. The selection of assumptions requires considerable judgment concerning future events and has a significant impact on the amount of the obligations recorded in the consolidated balance sheets and on the amount of expense included in the consolidated statements of operations.

Capital market declines experienced during the last half of 2008 have adversely impacted the market value of investment assets used to fund our defined benefit pension plans. Future changes in plan asset returns, assumed discount rates and various other factors related to our pension and post-retirement plans will impact future pension expense and liabilities.

Revenue Recognition. We recognize revenue from when title transfers. We classify amounts billed to customers for shipping and handling as revenues, with the related shipping and handling costs included in cost of goods sold.

We have entered into agreements with some of our customers, whereby they earn rebates from us when the volume of their purchases of our products reaches certain agreed upon levels. We recognize the rebate obligation under these agreements as a reduction of revenue based on an allocation of the cost of honoring the rebates that are earned to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate.

LIQUIDITY AND CAPITAL RESOURCES

Known Trends and Uncertainties

We are a holding company without any operations or assets other than the operations of our subsidiaries.

Credit markets in the United States have experienced varying degrees of credit volatility and contraction that have limited and reduced our ability to explore financing options. This volatility has been caused by many factors, including concerns about creditworthiness in the overall market, especially the financial services sector, which has culminated in the failure or consolidation of several large financial and investment institutions. As a result of these market conditions, the cost and availability of credit has been and may continue to be adversely affected by illiquid credit markets and wider credit spreads. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease to provide funding to borrowers. Continued turbulence in the U.S. and international markets and economies may adversely affect our liquidity and financial condition, and the liquidity and financial condition of our customers, to timely replace maturing liabilities, and access the capital markets to meet liquidity needs, resulting in adverse effects on our financial condition and results of operations. During this credit contraction, we have been able to access borrowings available to us in amounts sufficient to fund liquidity needs.

Based upon current and anticipated levels of operations, we believe that cash flow from operations of our subsidiaries and borrowings available to us will be adequate for the foreseeable future for us to fund our working capital and capital expenditure requirements and to make required payments of principal and interest on our senior subordinated notes and senior secured credit facility. However, these cash flows are subject to a number of factors, including, but not limited to, earnings, sensitivities to the cost of raw materials, seasonality, currency transactions and currency translation. Since feedstock costs represent approximately 50% of our cost of production, in periods of rising feedstock costs, we consume cash in operating activities due to increases in accounts receivable and inventory, partially offset by increased value of accounts payable. Conversely, in periods where feedstock costs are declining, we generate cash flow from decreases in working capital. We currently expect to have lower levels of working capital in 2009. There can be no assurance that continued or increased volatility and disruption in the global capital and credit markets will not impair our ability to access these markets on terms commercially acceptable to us or at all.

Going forward there can be no assurance that our business will generate sufficient cash flow from operations or that future borrowings will be available under the senior secured credit facility to fund liquidity needs in an amount sufficient to enable us to service our indebtedness. At June 30, 2009, we had $17.7 million of cash and cash equivalents. Our available cash and cash equivalents are held in accounts managed by third-party financial institutions and consist of cash invested in interest bearing funds and cash in our operating accounts. To date, we have experienced no loss or lack of access to our invested cash or cash equivalents; however, we can provide no assurances that access to our invested cash and cash equivalents will not be impacted by adverse conditions in the financial markets. We have available to us, upon compliance with customary conditions, the $75.5 million revolving portion of the senior secured credit facility of which we had borrowed $0.0 million at September 30, 2009. While we have met the conditions required to provide us full access to the revolving portion of the senior secured credit facility, we cannot guarantee that all of the counterparties contractually committed to fund a revolving credit draw request will actually fund future requests, although, based upon our present analysis, we currently believe that any such shortfall would not exceed 10% of the total amount of such revolver. Under the terms of the senior secured credit facility, as amended May 12, 2006, we are subject to certain financial covenants, including maintenance of a minimum interest rate coverage ratio and a maximum leverage ratio. We are required to maintain a fiscal quarter end interest coverage ratio of 2.75:1.00 beginning March 31, 2009 and 3.00:1.00 beginning March 31, 2010 and continuing thereafter. In addition, we are required to maintain a fiscal quarter end leverage ratio not to exceed 4.45 beginning March 31, 2009 through September 30, 2009 and 4.00 beginning December 31, 2009 and continuing thereafter.

Our failure to comply with any of these financial covenants would give rise to a default under the senior secured credit facility. As of June 30, 2009, we were in compliance with the applicable financial ratios in the senior secured credit facility and the other covenants contained in the senior secured credit facility and the indentures governing the senior subordinated notes. The maintenance of these financial ratios is based on our level of profitability. If the 2009 global economic environment worsens or other factors arise which negatively impact our profitability, we may not be able to satisfy our covenants. If we are unable to satisfy such covenants or other provisions at any future time we would need to seek an amendment or waiver of such financial covenants or other provisions. The respective lenders under the senior secured credit facility may not consent to any amendment or waiver requests that we may make in the future, and, if they do consent, they may not do so on terms which are favorable to us. In the event that we were unable to obtain any such waiver or amendment and we were not able to refinance or repay our debt instruments, our inability to meet the financial covenants or other provisions of the senior secured credit facility would constitute an event of default under our debt instruments, including the senior secured credit facility, which would permit the bank lenders to accelerate the senior secured credit facility.

From time to time, on an ongoing basis, we continue to evaluate options with respect to our overall debt structure, including, without limitation, the possibility of cash purchases, in the open market, privately negotiated transactions or otherwise, of our indebtedness up to amounts permitted under the senior secured credit facility. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors. In March 2009, Kraton purchased and extinguished $30 million face value of the senior subordinated notes for cash consideration of $10.9 million, which included accrued interest of $0.4 million. We recorded a gain of approximately $19.5 million in the quarter ended March 31, 2009 related to the purchase and extinguishment of these senior subordinated notes. In April 2009, TJ Chemical purchased approximately $6.3 million face value of the senior subordinated notes for cash consideration of $2.5 million, which included accrued interest of $0.1 million. Immediately upon purchasing the notes, TJ Chemical contributed the purchased notes to us and we in turn contributed the notes to Kraton. Kraton holds the senior subordinated notes in treasury. Also in April 2009, Kraton purchased approximately $0.7 million face value of the senior subordinated notes for cash consideration of $0.3 million which are held as treasury bonds. We recorded a gain of approximately $4.3 million on the extinguishment of debt in the Condensed Consolidated Statements of Operations in the quarter ended June 30, 2009.

Capital market declines experienced during the last half of 2008 have adversely impacted the market value of investment assets used to fund our defined benefit pension plans. Based on December 31, 2008 valuations, we expect to make contributions of $6.2 million to the plans in 2009 versus $10.0 million in 2008. If the market value of these assets does not improve during 2009, higher levels of contributions could be required in 2010 and beyond.

Our ability to pay principal and interest on our indebtedness, fund working capital and make anticipated capital expenditures depends on our future performance, which is subject to general economic conditions and other factors, some of which are beyond our control. See “Risk Factors” for further discussion.”

We intend to use proceeds from the offering of shares by us to repay $100 million under the term loan portion of the senior secured credit facility. See “Use of Proceeds.” As of June 30, 2009, after giving affect to this offering and the use of proceeds therefrom, our total indebtedness would have been $386.7 million. We anticipate that, following this initial public offering of our shares, we may, subject to market conditions, have greater access to the debt and equity capital markets. This access may, again subject to market conditions, facilitate our ability to raise funds in the future to engage in acquisitions and future capital expenditures.

Operating Cash Flows

Net cash provided by operating activities increased $18.6 million to $4.7 million for the six months ended June 30, 2009 compared to $13.9 million used in operating activities during the same period in 2008. This change was driven primarily by decreased working capital due to decreases in inventory and accounts receivable, partially offset by decreased accounts payable, other payables and accruals and related party balances primarily related to decreased costs of feedstocks and sales volume.

Net cash provided by operating activities decreased $41.5 million to $40.2 million in 2008 compared to $81.7 million in 2007. This change was driven primarily by:

•	$96.4 million increase in inventories of products, materials and supplies,

•	$24.1 million decrease in accounts payable,

•	$20.7 million increase in due to/from affiliate, partially offset by

•	$34.1 million decrease in accounts receivable and by

•	$72.1 million of higher net income.

Net cash provided by operating activities increased $83.8 million to $81.7 million in 2007 compared to $2.0 million used in 2006. This change was driven primarily by decreased inventory and accounts receivable balances, partially offset by lower earnings.

Investing Cash Flows

Net cash flows used in investing activities totaled $22.8 million for the six months ended June 30, 2009 compared to net cash flows used in investing activities of $9.7 million during the same period in 2008. This $13.1 million increase was primarily driven by timing of capital expenditures.

Net cash flows used in investing activities totaled $24.1 million in 2008 compared to net cash flows used in investing activities of $28.7 million in 2007. This $4.6 million decrease was primarily driven by timing of capital expenditures.

Net cash flows used in investing activities totaled $28.7 million in 2007 compared to $37.9 million used in investing activities in 2006. This $9.2 million decrease was primarily driven by a lower rate of capital expenditures.

Expected Capital Expenditures. We are forecasting 2009 expenditures of approximately $50.0 million. Our minimum annual capital expenditure levels to maintain and achieve required improvements in our facilities in each of the next three to five years are expected to be approximately $12 million to $16 million. We are upgrading certain systems and operating controls at our Belpre facility. This project is designed to significantly improve the effectiveness, competitiveness and operating efficiency of the Belpre plant. The project began in the second-half of 2008 and will be completed in distinct phases extending into 2012, with 2009 spending estimated at $9.0 million and the total project spending estimated at $40.0 million. We are also investing in a Global Enterprise Resource Plan (ERP) which began in January 2009 with a cost of approximately $15.0 million to be incurred in 2009. We have undertaken this project to upgrade to an ERP implementation utilizing a single global system and implementing best practices for our industry. This will result in us having a world-class global ERP system. We have implemented the new ERP system in Europe and in the United States and expect the ERP implementation will be completed in early 2010.

Financing Cash Flows and Liquidity

Our consolidated capital structure as of June 30, 2009, was 73% debt and 27% member’s equity and Kraton’s consolidated capital structure as of December 31, 2008, was 76% debt and 24% member’s equity.

Net cash provided by financing activities totaled $46.1 million in 2008 compared to $43.9 million net cash used in financing activities in 2007. This change was driven primarily by:

•	a voluntary pre-payment of $40 million on the term loan portion of the senior secured credit facility in September 2007; and

•	a $50 million draw on the revolving portion of the senior secured credit facility in September 2008.

Net cash used in financing activities totaled $43.9 million in 2007 compared to $11.3 million net cash used in financing activities in 2006. This change was driven primarily by a voluntary pre-payment of $40 million on the term facility in September 2007.

Other Contingencies

As a chemicals manufacturer, our operations in the United States and abroad are subject to a wide range of environmental laws and regulations at both the national and local levels. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs and chemical use and management.

Pursuant to these laws and regulations, our facilities are required to obtain and comply with a wide variety of environmental permits for different aspects of their operations. Generally, many of these environmental laws and regulations are becoming increasingly stringent, and the cost of compliance with these various requirements can be expected to increase over time.

Management believes that we are in material compliance with all current environmental laws and regulations. We estimate that any expenses incurred in maintaining compliance with these requirements will not materially affect our results of operations or cause us to exceed our level of anticipated capital expenditures. However, we cannot give assurances that regulatory requirements or permit conditions will not change, and we cannot predict the aggregate costs of additional measures that may be required to maintain compliance as a result of such changes or expenses.

In the context of the separation in February 2001, Shell Chemicals agreed to indemnify us for specific categories of environmental claims brought with respect to matters occurring before the separation. However, the indemnity from Shell Chemicals is subject to dollar and time limitations. Coverage under the indemnity also varies depending upon the nature of the environmental claim, the location giving rise to the claim and the manner in which the claim is triggered. Therefore, if claims arise in the future related to past operations, we cannot give assurances that those claims will be covered by the Shell Chemicals’ indemnity and also cannot be certain that any amounts recoverable will be sufficient to satisfy claims against us.

In addition, we may in the future be subject to claims that arise solely from events or circumstances occurring after February 2001, which would not, in any event, be covered by the Shell Chemicals’ indemnity. While we recognize that we may in the future be held liable with respect for remediation activities beyond those identified to date, at present we are not aware of any circumstances that are reasonably expected to give rise to remediation claims that would have a material adverse effect on our results of operations or cause us to exceed our projected level of anticipated capital expenditures.

We had no material operating expenditures for environmental fines, penalties, government imposed remedial or corrective actions during the years ended December 31, 2008, 2007 or 2006.

Off-Balance Sheet Transactions

We are not involved in any off-balance sheet transactions as of September 25, 2009.

Contractual Obligations

Our principal outstanding contractual obligations relate to the long-term debt under the senior secured credit facility and the senior subordinated notes, the operating leases of some of our facilities and the feedstock contracts with Shell Chemicals, or its affiliates, LyondellBasell and others to provide us with styrene, butadiene and isoprene. The following table summarizes our contractual cash obligations for the periods indicated.

Contractual Obligations as of December 31, 2008:

	Payments Due by Period
Dollars in Millions	Total	2009	2010	2011	2012	2013	2014 and after
Long-term debt obligations	$575.3	$3.3	$3.3	$53.3	$158.4	$156.7	$200.3
Estimated interest payments on debt	169.4	33.0	35.4	38.4	32.8	21.7	8.1
Operating lease obligations	43.0	7.4	6.6	4.7	4.9	2.9	16.5
Purchase obligations(1)(2)	573.0	60.8	58.6	58.6	25.0	25.0	345.0

Total contractual cash obligations	$1,360.7	$104.5	$103.9	$155.0	$221.1	$206.3	$569.9

(1)	Pursuant to two feedstock supply contracts with Shell Chemicals or its affiliates, we are obligated to purchase minimum quantities of isoprene each year. If we do not meet these minimums, we are obligated to pay a penalty of approximately $300 per ton up to a maximum aggregate penalty of approximately $2.2 million. Pursuant to the styrene and butadiene feedstock supply contracts with Shell Chemicals and its affiliates, we are obligated to purchase minimum quantities. The contracts do not contain a stated penalty for failure to purchase the minimum quantities. However, if we do not purchase the minimum requirements, it is required under the terms of the contracts to meet with Shell Chemicals in an effort to determine a resolution equitable to both parties.

(2)	Pursuant to production agreements with LyondellBasell, we are obligated to pay a minimum indirect service fee each year of approximately $21.6 million. Not included in this table are future obligations arising under our Operating Agreements and Site Services, Utilities, Materials and Facilities Agreements that do not specify fixed or minimum quantities of goods or services to be purchased and do not contain fixed, minimum or variable price provisions. Under such agreements, our obligations to third parties are based on costs incurred by them in connection with the operation and maintenance of, and other services provided to, our European facilities. The terms of these agreements range between 20 years and 40 years and each agreement includes bilateral renewal rights. During the years ended December 31, 2008, 2007 and 2006, we incurred costs aggregating $70 million, $70 million and $58 million, respectively, under these agreements.

Impact of Inflation

Our results of operations and financial condition are presented based on historical cost. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our results of operations and financial condition have been immaterial.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates, foreign currency exchange rates, credit risk and commodity prices. We currently do not hedge our exposure to these risks, except for the interest rate swap agreements and foreign currency option contracts discussed below.

Interest Rate Risk. We have $323.4 million of variable rate debt outstanding under the senior secured credit facility as of June 30, 2009. The debt bears interest at the adjusted Eurodollar rate plus 2.00% per annum or at our option, the base rate plus 1.00% per annum. In February 2008, we entered into a $325 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. The agreement had a fixed rate of 2.77%, with a margin of 2.0%, which resulted in a total cost of 4.77%, and a term through April 1, 2010. This agreement was designated as a cash flow hedge on the exposure of the variability of future cash flows subject to the variable quarterly interest rates on $325 million of the term loan portion of the senior secured credit facility. We settled the swap early in June 2008 and realized cash proceeds of $4.6 million, resulting in a gain on the sale of $4.6 million. The gain is deferred in accumulated other comprehensive income at June 30, 2009 and is being reclassified as a reduction in interest expense through March 31, 2010 using the effective interest method, unless we determine that the forecasted interest payments under the term facility are probable not to occur, in which case the gain would then be reclassified immediately to interest expense. In October 2008, we entered into a $320 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. The agreement had a fixed rate of 2.99%, with a margin of 2.0%, which resulted in a total cost of 4.99%, and a term through December 31, 2009. In May 2009, we entered into a $310 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. The agreement is effective on January 4, 2010 and expires on January 3, 2011 and has a fixed rate of 1.53%, with a margin of 2.0%, which resulted in a total cost of 3.53%. These agreements were designated as cash flow hedges on the exposure of the variability of future cash flows subject to the variable quarterly interest rates on the term loan portion of the senior secured credit facility.

Foreign Currency Risk. We conduct operations in many countries around the world. Our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant domestic currency and then translated into U.S. dollars for inclusion in our historical consolidated financial statements. In recent years, exchange rates between these currencies and U.S. dollars have fluctuated significantly and may do so in the future. Approximately, one-half of our revenue and costs are denominated in U.S. dollars. Euro-related currencies are also significant. In

February 2009, we entered into a foreign currency option contract to reduce our exposure to fluctuations in the Euro to U.S. dollar exchange rate for a notional amount of €47.3 million which expires on December 29, 2009.

Credit Risk. Our customers are diversified by industry and geography with approximately 700 customers in approximately 60 countries worldwide. We do not have concentrations of receivables from these industry sectors throughout these countries. The recent global economic downturn may affect our overall credit risk. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of those limits on an ongoing basis. We also obtain cash, letters of credit or other acceptable forms of security from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the contractual terms and conditions applicable to each transaction.

Commodity Price Risk. We are subject to commodity price risk in our purchasing of raw materials and energy. From time to time we may hedge our commodity price exposure.

New Accounting Pronouncements

The following new accounting pronouncements have been issued, but have not yet been adopted as of December 31, 2008:

SFAS No. 141R, “Business Combinations.” In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R which replaces SFAS No. 141, “Business Combinations.” SFAS No. 141R requires the acquiring entity in a business combination to recognize all and only the assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and cannot be early adopted. Currently this statement is not expected to have a significant impact to our financial position, results of operations or cash flows. A significant impact may, however be realized on any future acquisitions by us. The amount of such impact cannot be currently determined and will depend on the nature and terms of such future acquisition, if any.

SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” In March 2008, the FASB issued SFAS No. 161 which amends and expands the disclosure requirements for SFAS No. 133 with the intent to provide users of financial statements an enhanced understanding of how and why derivative instruments are used, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods within those fiscal years, beginning on or after November 15, 2008. For us, SFAS No. 161 is effective as of January 1, 2009. The adoption of SFAS No. 161 is not expected to materially affect our consolidated results of operations, financial position or cash flows.

FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” In April 2008, the FASB issued FSP No. FAS 142-3 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. For us, FSP No. FAS 142-3 is effective as of January 1, 2009. The adoption of FSP No. FAS 142-3 is not expected to materially affect our consolidated results of operations, financial position or cash flows.

FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” In December 2008, the FASB issued FSP No. FAS 132(R)-1 which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan and makes employers provide more transparency about the assets held by the retirement plan and the concentrations of risk in those plans. FSP No. FAS 132(R)-1 is effective for financial statements issued for fiscal years beginning after December 15, 2009, and interim periods within those fiscal years. For us, FSP No. FAS 132(R)-1 is effective as of January 1, 2010. We are currently evaluating the effect of adopting FSP No. FAS 132(R)-1.

FASB Staff Position (FSP) No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” In December 2008, the FASB issued FSP No. FAS 132(R)-1 which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan and requires employers to provide more transparency about the assets held by the retirement plan and the concentrations of risk in those plans. FSP No. FAS 132(R)-1 is effective for financial statements issued for fiscal years beginning after December 15, 2009, and interim periods within those fiscal years. For us, FSP No. FAS 132(R)-1 is effective as of January 1, 2010. We are currently evaluating the effect of adopting FSP No. FAS 132(R)-1.

INDUSTRY

Industry Overview

Elastomers are a diverse family of polymers that include natural and synthetic rubbers. Elastomers, as their name suggests, exhibit elastic or rubber-like characteristics. Thermoplastic elastomers, or TPEs, are a category of elastomers that are particularly desirable because, unlike other elastomers, they can be melted and reformed when heated, which reduces processing cost, time, energy use and waste. Styrenic block copolymers, or SBCs, are a high performance subset of TPEs. SBCs are used globally in a wide variety of industrial and consumer applications.

The global demand for SBCs in 2008 exceeded 1,400 kilotons with sales of approximately $4.0 billion. According to our management estimates, between 2001 and 2007, SBC demand for non-footwear applications grew at a compound annual growth rate of approximately 9.0%, or approximately 2.7 times global real GDP, and including Footwear, grew approximately 5.4%, or approximately 1.6 times global real GDP. In 2008, the SBC market contracted along with the global economy, reducing the 2001 to 2008 growth rate to 6.8%. Our estimates indicate that global SBC production is currently concentrated in developed industrial regions, with approximately 25% of industry volumes in North and South America, approximately 29% of industry volumes in Europe, the Middle East and Africa and approximately 46% of industry volumes in Asia Pacific.

SBCs are primarily sold into four end-uses: (1) Advanced Materials (compounding, personal care and polymer systems); (2) Adhesives, Sealants and Coatings; (3) Paving and Roofing; and (4) Footwear. Due to the higher selling prices in the Advanced Materials, Adhesives, Sealants and Coatings and Paving and Roofing end-uses relative to the Footwear end-use, the relative market share by end-use on a revenue basis is meaningfully different than on a volume basis.

SBC demand is satisfied by several competitors worldwide. We believe the top four producers supply 59% of the SBC products consumed globally. We believe we have approximately 34% (excluding Footwear and Other) market share while the next largest competitor in the SBC industry has approximately 11% market share in terms of 2008 sales revenue. Our most significant competitors in the SBC industry are: Asahi Chemical, Chi Mei, Dexco Polymers, Dynasol Elastomers, Kuraray, Korea Kumho P.C., Lee Chang Yung, LG Chemical, Polimeri Europa, Sinopec, Taiwan Synthetic Rubber Corporation and Zeon Corporation. We also compete in each of our end-use markets against non-SBC products that perform in a similar manner to our products.

SBC Products

As illustrated in the table below, there are two major types of SBCs: hydrogenated styrenic block copolymers, or HSBCs and unhydrogenated styrenic block copolymers, or USBCs.

HSBCs

HSBCs are produced in two primary configurations: SEBS (styrene-ethylene-butylene-styrene) and SEPS (styrene-ethylene-propylene-styrene), each in multiple grades. Generally, SEBS grades are used in advanced materials applications for general molded or extruded goods, including a broad range of consumer and industrial products requiring soft-touch characteristics. SEPS grades are more commonly used in the manufacture of adhesives and oil gels.

HSBC products are significantly more complex to produce than USBC products and, consequently, generate higher margins and generally command selling prices between two and three times those for USBCs. We believe our 47% end-use market share of 2008 HSBC sales leads the industry and is more than twice the size of our closest competitor. The HSBC class of products, which is typically more durable than USBC products, is primarily used in higher value-added Advanced Materials and Adhesives, Sealants and Coatings applications. We estimate that HSBCs accounted for approximately 12% of worldwide SBC industry sales in 2008.

HSBCs are primarily used in our Advanced Materials and our Adhesives, Sealants and Coatings end-use markets, to impart improved performance characteristics such as:

•	stretch properties in disposable diapers and adult incontinence products;

•	soft feel in numerous consumer products such as the handles for razor blades, power tools and automobile interiors;

•	impact resistance for demanding engineering plastic applications;

•	flexibility for wire and cable plastic outer layers; and

•	improved flow characteristics for many industrial and consumer sealants and lubricating fluids.

USBCs

USBCs are produced in two primary configurations: SBS (styrene-butadiene-styrene) and SIS (styrene-isoprene-styrene). In 2008, we estimate that USBCs represented approximately 88% of worldwide SBC industry sales volumes and were used primarily in Footwear, Paving and Roofing and Adhesives, Sealants and Coatings.

SBS. In 2008, we estimate that SBS products accounted for approximately 87% of worldwide USBC sales volumes. SBS is sold in both unmodified and “oil-extended” forms (blended with various amounts of oil to achieve the desired characteristics). The oil-extended grades of SBS are widely used in the Footwear end-use market. Unmodified grades of SBS are used in all four end-use markets, particularly Paving and Roofing and Footwear. We expect growth in SBS sales to be driven by the global expansion of adhesive and compounding applications and increasing penetration of modified asphalts in roofing and roadway construction.

SIS. In 2008, we estimate that SIS products accounted for approximately 13% of worldwide USBC sales volumes. SIS use is concentrated in the Adhesives, Sealants and Coatings end-use market because it provides superior specific adhesion and thermal behavior. SIS products have historically generated higher margins than SBS products due to their enhanced performance characteristics and their ability to add value to products used in adhesive applications. In addition, SIS is more difficult to produce than SBS due to the need for more demanding process controls and finishing technology. We expect growth in SIS sales to come primarily from increasing demand for hot-melt adhesive solutions used in the production of personal hygiene products and adhesives for tapes and labels and construction applications.

We believe that our 30% market share of 2008 USBC sales, excluding the Footwear end-use market, leads the industry, and is approximately 2.2 times that of our closest competitor in terms of 2008 sales.

USBCs are used in all our end-use markets in a range of products to impart desirable characteristics, such as:

•	resistance to temperature and weather extremes in roads and roofing;

•	resistance to cracking, reduced sound transmission and better drainage in porous road surfaces;

•	impact resistance for consumer plastics; and

•	increased processing flexibility in materials used in disposable diapers and adhesive applications, such as packaging tapes and labels.

End-Uses for SBCs

SBCs are primarily sold into four end-uses: (i) compounding, personal care and polymer systems, or Advanced Materials, (ii) Adhesives, Sealants and Coatings, (iii) Paving and Roofing and (iv) Footwear. We estimate that approximately 19% of the total 2008 industry SBC volume was consumed in Advanced Materials, approximately 36% was consumed in Paving and Roofing, approximately 19% was consumed in Adhesives, Sealants and Coatings and approximately 26% was consumed in Footwear and Other. Due to the higher selling prices in the Advanced Materials, Adhesives, Sealants and Coatings and Paving and Roofing end-uses relative to the Footwear and Other end-use, the relative share by end-use on a revenue basis is meaningfully different than on a volume basis. Based on our management estimates, on a revenue basis, approximately 24% of total industry SBC revenue in 2008 was related to Advanced Materials applications, approximately 32% was related to Paving and Roofing, approximately 23% was related to Adhesives, Sealants and Coatings applications and approximately 21% was related to Footwear and Other.

Advanced Materials. We estimate that advanced materials as an end-use represented approximately 19% of 2008 SBC industry sales volumes and approximately 24% of 2008 SBC industry revenue. According to management estimates, these applications grew at a compound annual growth rate of 11.4% from 2001 through

2007. In general, SBCs are compounded with other polymers (for example, polypropylene) in relatively small amounts (typically less than 30%) to yield desired performance characteristics while constituting a small portion of the cost of the final product. Examples of advanced materials products include soft touch for consumer products (tooth brushes and razor blades) and power tools, impact resistant engineering plastics, automotive interior components, elastic films for disposable diapers and adult incontinence branded products, skin care products and lotions, disposable food packaging, and medical packaging films and tubing, often to replace PVC. HSBC applications are projected to grow faster than USBC applications.

In advanced materials industry applications, SBCs compete with other polymers (including PVCs, EPDM, thermoplastic vulcanizates and natural rubber) based on performance, ease of use, desired aesthetics and total end-product cost.

Adhesives, Sealants and Coatings. We estimate that adhesives, sealants and coatings represented approximately 19% of 2008 SBC industry sales volumes and approximately 23% of 2008 SBC industry revenue. According to management estimates, demand for SBCs in adhesives, sealants and coatings grew at a compound annual growth rate of 6.8% from 2001 through 2007. We expect industry growth to be supported by the continuing substitution of adhesives for mechanical fastening systems and the growing demand within developing countries for disposable hygiene products that contain adhesives and sealants. Examples of adhesives, sealants and coatings products include tapes and labels, non-woven and industrial and industrial and consumer weather sealants.

In various adhesives and sealant applications, SBCs compete with acrylics, solvent-based rubber systems and silicones based on bond strength, specific adhesion, consistent performance to specification, processing speed, water resistance, hot-melt application and total end-product cost.

Paving and Roofing. We estimate that Paving and Roofing as an end-use represented approximately 36% of 2008 SBC industry sales volumes and approximately 32% of 2008 SBC industry revenue. According to management estimates, the demand for SBCs in Paving and Roofing grew at a compound annual growth rate of 9.1% from 2001 through 2007 due to the increased demand for improved durability of SBC-modified asphalt products, as well as growing penetration rates in many developing economies. Examples of paving and roofing products include asphalt modification for performance roadways and asphalt modification for roofing felts and shingles.

Asphalt modification applications involve the addition of small amounts of SBS, typically about 2% to 6% by weight to asphalt used in road paving and approximately 11% by weight in roofing felts and shingles, to enhance the properties of the end product. Many end-users have determined that the increased cost of installing SBS-enhanced asphalt is offset by future maintenance savings and the benefit of less disruption due to the increased durability.

In asphalt modification, SBCs compete with atactic polypropylene, EPDM, ethylene vinyl acetate resins and unmodified asphalts based on total end-product performance and cost and ease-of-use.

Footwear. We estimate that Footwear represented approximately 25% of 2008 SBC industry sales volumes and approximately 19% of 2008 SBC industry revenue. According to management estimates, the demand for SBC in footwear declined by a compound annual growth rate of 1.8% from 2001 through 2007 due to changes in fashion and substitution by lighter materials in shoe soling. This application is the most commoditized demand for SBCs with high competitive intensity and management estimates that SBC demand in footwear applications will continue to decline in the future.

SBCs are used in footwear applications to impart flexibility, durability, strong elastomeric properties at low temperatures, thermal insulation and ease of coloration to shoe soles. There are also niche applications in high-performance outdoor footwear that demand the superior traction and durability provided by SBCs. In footwear applications, SBCs compete with leather, PVC, various synthetic and natural rubbers and polyurethane materials, based on appearance and feel, durability, grip and ease of processing.

Manufacturing Processes

Both USBCs and HSBCs are produced by anionic polymerization. This process involves joining polymer chains consisting of blocks of styrene and either butadiene or isoprene, in the presence of a solvent. The solvent is a processing aid and must be removed to recover the final product. In the case of USBCs, the solvent removal occurs immediately after polymerization. Steam is typically applied to the polymer/solvent mixture to evaporate the solvent. The remaining polymer is then compressed to remove the water produced by the steam and air-dried, leaving behind dry pellets of USBC products, which are then packaged and shipped.

The manufacture of HSBCs follows a similar process to that of USBCs, except that the polymer goes through a hydrogenation process prior to removal of the solvent. After polymerization, a chemical catalyst and hydrogen are added to the mix to hydrogenate the base USBC. The resulting polymer mixture then undergoes a solvent removal process. Similar to USBC production, steam is applied to remove the solvent. The remaining product mix is air-dried and then packaged and shipped. HSBCs are significantly more difficult to produce than USBCs because of the hydrogenation process. This critical step introduces sufficient complexity into the production process such that only a handful of manufacturers have been able to produce HSBCs of consistent quality in commercial quantities.

BUSINESS

General

We believe we are the world’s leading producer of styrenic block copolymers (SBCs) as measured by both 2008 sales and volumes. We market our products under the widely recognized KRATON® brand. Our estimates indicate that sales of our products, in the end-use markets we target, constituted 34% of global SBC revenue in 2008, approximately 3.1 times larger than our nearest competitor. SBCs are highly engineered synthetic elastomers that we invented and commercialized over 40 years ago, which enhance the performance of numerous end-use products, imparting greater flexibility, resilience, strength, durability and processability. We focus on the end-use markets we believe offer the highest growth potential and greatest opportunity to differentiate our products from competing products. Within these end-use markets, we believe that we provide our customers with a broad portfolio of highly engineered and value enhancing polymers that are critical to the performance of our customers’ products. We seek to maximize the value of our product portfolio by introducing innovations that command premium pricing and by consistently upgrading from lower margin products. As the industry leader, we maintain significant competitive advantages, including a 40-year proven track record of innovation; world-class technical expertise; customer, geographical and end-use market diversity; and industry-leading customer service capabilities. These advantages are supported by a global infrastructure and a long history of successful capital investments and operational excellence.

Our SBC products are found in many everyday applications, including disposable baby diapers, the rubberized grips of toothbrushes, razor blades, power tools and in asphalt formulations used to pave roads. We believe that there are many untapped uses for our products, and we will continue to develop new applications for SBCs and since January 1, 2008, we have been awarded 153 patents for new products or applications, which we believe will allow us to drive volume and revenue growth and expand our margins. We also develop, manufacture and market niche, non-SBC products that we believe have a high growth potential, such as isoprene rubber latex, or IRL. IRL is a highly engineered, reliable synthetic substitute for natural rubber latex. We believe the versatility of IRL offers significant opportunities for new, high-margin applications. Our IRL products, which are used in applications such as surgical gloves, have not been found to contain the proteins present in natural latex and are, therefore, not known to cause allergies. We believe we produce the highest purity IRL globally and that we are the only significant third party supplier of the product. Our IRL business has grown at a compound annual growth rate of approximately 23% by volume from 2005 to 2008.

We currently offer approximately 800 products to more than 700 customers in over 60 countries worldwide, and we manufacture our polymers on four continents (North America, Europe, South America and Asia). Our products are typically developed using our proprietary, and in many cases patent-protected, technology and require significant engineering, testing and certification. We are widely regarded as the industry’s leading innovator and cost-efficient manufacturer in our end-use markets. We work closely with our customers to design products that meet application-specific performance and quality requirements. We expect these innovations to drive our organic growth, sustain our leadership position, expand our market share, improve our margins and produce a high return on invested capital. For example, in 2008, we developed a family of environmentally-friendly products to replace materials like PVC for medical packaging applications and wire and cable applications in electronics and automobiles.

Over the past several years, we have implemented a range of strategic initiatives designed to enhance our profitability and end-use market position. These include fixed asset investments to expand our capacity in high value products, enhance productivity at our existing facilities and significantly reduce our fixed cost structure through head count reductions, production line closures at our Pernis facility and system upgrades. During this period, we have shifted our portfolio to higher-margin products, substantially exited low-margin businesses such as footwear and implemented smart pricing strategies that have improved our overall margins and return on invested capital. We believe these initiatives provide us with a strong platform to drive growth, create significant operating leverage and position us to benefit from volume recovery in our end-use markets.

We believe that starting in late 2008 the global economic downturn, and associated reduction in customer and end-user inventory levels, caused an unprecedented slowdown across the industry. Kraton experienced this sales volume decline across all of our end-use markets, including the traditionally more stable consumer and medical applications. We believe that a significant factor in this decline was inventory de-stocking. The trend began to reverse itself in June 2009, as demand patterns began to shift towards recovery.

Corporate Background

We are currently a Delaware limited liability company. We intend to convert to a Delaware corporation prior to completion of this offering. Our principal executive offices are located at 15710 John F. Kennedy Boulevard, Suite 300, Houston, Texas 77032 and our telephone number is (281) 504-4700. Our corporate website address is www.kraton.com. We do not incorporate the information contained on, or accessible through, our corporate website into this prospectus, and you should not consider it part of this prospectus.

On December 23, 2003, Polymer Holdings, which is owned indirectly, through TJ Chemical, by TPG and J.P. Morgan Partners, LLC, the private equity division of JPMorgan Chase & Co., acquired all of the outstanding equity interests of Kraton from Ripplewood Chemical LLC. The acquisition was funded, including transaction fees and expenses, in part through proceeds from the issuance of the senior subordinated notes and borrowings under the term loan portion of the senior secured credit facility.

Our Competitive Strengths

The following competitive strengths help us to sustain our market leadership position and contribute to our ability to generate superior margins and strong cash flow. We expect these strengths to support our growth in the future:

The Market Leader in SBCs

We believe we hold the number one global market position based on 2008 sales and volumes, including a 34% market share of revenues in the end-use markets we target. Our Belpre, Ohio facility is the largest in terms of production capacity and the most product-diversified SBC plant in the world, and we believe it is the largest HSBC plant as well in terms of production capacity. We believe our Wesseling, Germany is a world scale and cost efficient facility. As the pioneer of SBCs over 40 years ago, we believe our KRATON® brand is widely recognized for our industry leadership, and we are particularly well regarded for our process technology expertise and long track record of market-driven innovation.

Growth Through Innovation and Technological Know-how

SBC production and product development requires complex and specific expertise, which we believe many of our competitors are unable to replicate. As the industry pioneer, Kraton maintains a constant focus on enhancing the value-added attributes of our products and on developing new applications for SBCs. At December 31, 2008, we had approximately 1,250 granted patents and approximately 550 pending patent applications. Our “Vision 20/20” program, introduced earlier this year, targets generating 20% of revenues by 2011 from new products or applicants introduced in the prior five years. In 2008, we generated 13.5% of our sales from innovation driven revenue. We believe that our new product innovation will allow us to drive increases in our volume, expand product contribution margins and increase our customers’ reliance on Kraton’s products and technical expertise. For example, for the six months ended June 30, 2009, IRL represented 4% of revenues. Our sales of IRL from 2005 to 2008 grew at 23% by volume and are earning a contribution unit margin in excess of the company as a whole.

Diverse Global Manufacturing Capabilities and End-Use Market Exposures

We operate manufacturing facilities on four continents (North America, Europe, South America and Asia) producing what we believe to be the highest quality grades available of USBC and HSBC and high purity IRL. We believe we are the only SBC producer with this breadth of technical capabilities and global footprint, selling approximately 800 products in over 60 countries. Since 2003, we have successfully completed plant expansions totaling 60 kilotons of capacity at a total cost of less than $50 million. Our manufacturing and product footprint allow revenue diversity, both geographically and by end-use market. We believe our scale and footprint make us an attractive customer for our monomer suppliers which, in turn, allows us to offer a high degree of supply security to customers.

Long-Standing, Strong Customer Relationships Supported by Leading Service-Offering

We sell our products to over 700 customers, many of which we have had relationships with for 15 years or more. Our customers are broad-based, with no single customer accounting for more than 5% of our sales in 2008 (our top 10 customers represented 26% of sales in 2008). Our customers’ manufacturing processes are typically calibrated to the performance specifications of our products. Given the technical expertise and investment required to develop these formulations and the lead times required to replace them, we believe our customers face high switching costs. We believe our customers view our products as being high value-added, even though our products generally represent a small proportion of the overall cost of the finished product. Leveraging our global infrastructure, we believe we offer our customers a best-in-class service level that aligns us to their respective business models, through “on demand” order delivery and product development specifically designed for each customer’s needs.

Experienced Management Team with a Track Record of Growth and Productivity Improvements

Our senior management team has an average industry experience of over 25 years, most of which was with some of the world’s leading companies, including General Electric, Koch Industries, and Chevron Phillips Chemical. Since early 2008, when the current executive team was put in place, we have instituted a number of strategic initiatives designed to enhance productivity, reduce costs and capital intensity, expand margins and drive innovation-led growth. For example, since the beginning of 2008, we have implemented cost reduction initiatives representing approximately $35 million in annual savings and have increased our unit contribution margins by more than 50%. We believe this demonstrates our management team’s ability to successfully manage the business in a downturn and position us for growth in a global economic recovery.

Our Business Strategy

Building on these competitive strengths, we are focused on achieving profitable top-line growth and improving margins through the introduction of highly engineered, high value-added products to drive strong and, sustainable cash flow.

Driving Growth and Margin Expansion Through Innovation

We have a 40-year track record of innovation dating back to our development of the first SBCs. Our research and development effort is focused on end-use markets and new product developments that we believe offer high growth as well as opportunities to develop highly differentiated products for our customers, thus yielding higher margin potential. We work very closely with our longstanding customer base to produce products that solve their specific technical requirements. For example, to address an industry trend to eliminate PVC from applications such as medical packaging and wire and cable, we have developed and commercialized a series of custom-designed polymers and compounds. In addition to this innovation-led growth, we believe that there are a number of end-use market dynamics that will also drive growth in our business such as: (1) the effect of the American Recovery and Reinvestment Act of 2009 will have on our paving business; (2) the general demand by customers for higher value-added product performance characteristics; and (3) the effect of an economic recovery will have on our roofing applications.

Pursue “Smart Pricing”

In late 2007, we undertook a comprehensive review of our entire product portfolio, including both product-specific and customer-specific profitability analysis. As a result we took a variety of actions including reducing or eliminating our exposure to lower margin business and increasing our prices to reflect the significant value-added benefits of our products to our customers’ products. We will continue to pursue pricing strategies that reflect the contribution to the end product of our high value and complex product offerings for which limited substitutes exist.

Invest in Key Growth Initiatives

As part of this offering, we plan to use some proceeds to fund high priority, high return strategic projects that will continue to allow us to more effectively and more efficiently serve our customers’ needs. One such project is the development of additional capacity in our IRL business to serve the rapid growth and to better capture the high margins that exist in this product line.

Continue to Pursue Operational Efficiencies

We have a history of implementing continuous process and cost improvement plans that have resulted in a significant reduction in our fixed cost position and an improvement in the way we run our business. We have initiated a number of programs to streamline our operations, including Lean Six Sigma process improvements that we expect will reduce costs by more than $55 million by the end of 2009, as compared to 2006. Most recently, we expect that the decision to close our Pernis facility will result in an incremental cost savings of approximately $12 million per annum beginning in the first quarter of 2010. Through these actions, we have created substantial operating leverage in our business model, and we believe that we are therefore well positioned to experience significant growth and margin expansion in an economic recovery.

New Innovations

Consistent with our strategy, we believe that we continue to lead SBC innovation as evidenced by numerous developments announced across several of our core end-use markets throughout the second quarter of 2009. Below are our most recently announced product innovations.

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In January 2009, we announced the introduction of a new Kraton A family of polymers. Kraton A1535 is the first polymer in the new “Advantaged” series to debut for global commercialization later this year. The new product family is halogen-free recyclable and FDA-approved for direct food contact applications. The “Advantaged” polymers offer an expansion of opportunities for thermoplastic elastomers, or TPE, compounds in a variety of soft grip and other over-mold applications for markets that range from personal care to high tech electronics. In addition, Kraton A1535 can also be easily compounded with thermoplastic polyurethanes, or TPU, materials to reduce hardness and enhance flexibility.

•

In February 2009, we announced Kraton G1643, a clear solution to the market demand for materials with enhanced performance capabilities and lower system costs. Kraton G1643 is a very durable material and is highly compatible with polypropylene. It features excellent clarity and offers improved resistance to blushing and cracking which often occur during transport of large molded parts such as totes and bins. Manufacturers using Kraton G1643 have the ability to reduce wall thickness, and this lowers overall material usage and production costs.

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In March 2009, we announced the introduction of the first high polymer content binder uniquely designed to enhance durability and safety of porous asphalt roads. The new tough binder has the capability to reduce aggregate loss (also known as raveling) which often results in increased road noise and damage to cars caused by debris. Contractors and binder producers will now have the opportunity to increase polymer concentrations to enhance performance without sacrificing workability and compatibility. Our new polymer is ideally suited for high performance asphalt road applications.

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In April 2009, we announced a series of new formulations designed to support lower Volatile Organic Compound (VOC) requirements and reduce costs associated with contact adhesives. The unique structure of the styrenic block copolymers provides key advantages to formulators. The end block enables cohesion, good load bearing properties and temperature resistance, while the center block promotes adhesion and elongation.

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In April 2009, we announced an innovation to double styrene-butadiene-styrene (SBS) modification levels in pre-modified asphalt emulsions. These new high polymer content or “HPC” emulsions are a result of our utilizing our latest development in high vinyl products. The effects of the enhanced mechanical properties can enable a transformation of traditional modified asphalt emulsion applications as well as open the door to new opportunities.

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In May 2009, we announced our recent commercialization of Kraton G1645, a polymer that creates new opportunities to replace PVC in medical applications. In recent years there has been increased demand for eco-friendly, better performing products versus conventional elastomers. We have delivered breakthrough technology offering a clear, sterilizable, strong elastomer that offers a broad formulating window without the need for phthalate plasticizers. Our technology provides a solution that is eco-friendly and ultra-clear in comparison to PVC or silicone.

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In June 2009, we announced our newly commercialized Nexar™ polymer product family. The Nexar polymer family is uniquely designed for high performance breathable fabrics, water purification, filtration and separation applications.

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In June 2009, we announced new advances in pressure sensitive adhesives for the tape market. We have determined it is now possible to blend our styrene-isoprene-butadiene-styrene (SIBS) and SBS polymers with rosin ester tackifying resins. The initial testing indicates the unique combination of Kraton SIBS and SBS with a rosin ester can produce a tape with properties similar to a traditional SIS and C5 hydrocarbon resin formulation, resulting in a system cost savings of 10% to 20%. The SIBS product is more compatible with the SBS, allowing higher concentrations of the lower cost SBS in tape formulations while maintaining excellent pressure sensitive performance.

Products

Our Kraton polymer products are high performance elastomers, which are engineered for a wide range of end-use applications. Our products possess a combination of high strength and low viscosity, which facilitates ease of processing at elevated temperatures and high processing speeds. Our products can be processed in a variety of manufacturing applications, including injection molding, blow molding, compression molding, extrusion, hot melt and solution applied coatings.

We offer our customers a broad portfolio of products that includes approximately 200 core commercial grades of SBCs. We believe that the diversity and depth of our product portfolio is unmatched in the industry, serving the widest set of applications within each end-use.

While we organize our commercial activities around our three core end-uses, we manufacture our products along five primary product lines based upon polymer chemistry and process technologies: (1) unhydrogenated SBCs, or USBCs; (2) hydrogenated SBCs, or HSBCs; (3) IR; (4) isoprene rubber latex, or IRL; and (5) Compounds. The majority of worldwide SBC capacity is dedicated to the production of USBCs, which are primarily used in the Paving and Roofing, Adhesives, Sealants and Coatings and Footwear end-use applications. HSBCs, which are significantly more complex and capital-intensive to manufacture than USBCs, are primarily used in higher value-added end-uses, including soft touch and flexible materials, personal hygiene products, medical products, automotive components and certain adhesives and sealant applications. The following product summaries highlight our portfolio of product grades, their key performance characteristics and selected applications:

HSBCs. We developed the first HSBC polymers in the late 1960s for use in production of soft, strong compounds for handles and grips and elastic components in diapers. Today, our HSBC product portfolio includes approximately 70 commercial grades of products. Our technical expertise in HSBC manufacturing and our history of HSBC innovation have led to what we believe is a 47% market share based on 2008 HSBC sales revenue. We believe this market share leads the industry, and is more than twice the size of our closest competitor. HSBC products are significantly more complex to produce than USBC products and, as a result, generally command selling prices between two and three times those for USBCs and generate higher margins.

HSBC products impart higher performance characteristics than USBC products including: color range and stability, including resistance to ultraviolet light; processing stability and viscosity; and elevated temperature resistance. HSBCs are primarily used in our Advanced Materials and our Adhesives, Sealants and Coatings end-use markets to impart improved performance characteristics such as: (1) stretch properties in disposable diapers and adult incontinence products; (2) soft feel in numerous consumer products such as razor blades, power tools, and automobile internals; (3) impact resistance for demanding engineering plastic applications; (4) flexibility for wire and cable plastic outer layers; and (5) improved flow characteristics for many industrial and consumer sealants lubricating fluids.

USBCs. We developed the first USBC polymers in 1964. Our flagship Belpre, Ohio site, the first dedicated block copolymer plant, was built in 1971. Today, our USBC product portfolio includes approximately 90 commercial grades of products. We believe that our 30% share of 2008 USBC sales revenue (excluding Footwear) leads the industry, and is approximately 2.2 times that of our closest competitor.

USBCs are used in all our end-use markets in a range of products to impart desirable characteristics, such as: (1) resistance to temperature and weather extremes in roads and roofing; (2) resistance to cracking, reduced sound transmission and better drainage in porous road surfaces; (3) impact resistance for consumer plastics; and (4) increased processing flexibility in adhesive applications, such as packaging tapes and labels, and materials used in disposable diapers. As with SBCs in general, USBCs are most often blended with substrates to impart the aforementioned performance enhancements. We made the strategic decision to largely exit the less attractive footwear market and focus our resources on the greater value proposition offered by the remaining end-uses for our USBC products.

IR. Isoprene Rubber (formed from polymerizing isoprene) is a line of high purity isoprene rubber products and is a non-SBC product. These products combine the key qualities of natural rubber, such as good mechanical properties and hysteresis, with superior features such as high purity, excellent clarity, good flow, low gel content, no nitrosamines and no natural rubber proteins. Our IR polymers are available as bales of rubber or as latex. IR polymers are useful in the production of medical products, adhesives, tackifiers, paints, coatings and photo-resistors.

IRL. Isoprene Rubber Latex (emulsion of IR rubber in water) is a substitute for natural rubber latex, particularly in applications with high purity requirements, such as medical, healthcare, personal care and food contact operations. Our IRL is unique polyisoprene latex with controlled structure and low chemical impurity levels manufactured through an anionic polymerization process followed by a proprietary latex processing step both of which were developed by us. IRL is durable, tear resistant, soft, transparent, and odorless. In addition, the synthetic material has unparalleled consistency and it is non-allergenic, providing a distinct property advantage over natural rubber latex.

Compounds. Our Compounds are a mixture of Kraton polymers and other polymers, resins, oils or fillers to enhance the final properties for processing. Compounds cover a wide range of polymers tailored to meet specific customer needs in consumer and industrial applications. Compounds can be formulated so that they can be extruded, injection molded, foamed, etc. to meet the final application requirements. These products are primarily used in soft-touch grips, sporting equipment, automotive components and personal care products.

Our End-Use Markets

We believe we hold the number one market position, based on 2008 sales and volume, in each of our targeted end-use markets. We have aligned our commercial activities to serve three core end-use markets that we believe have the highest growth and profitability potential: (1) Advanced Materials; (2) Adhesives, Sealants and Coatings; and (3) Paving and Roofing. We also serve a fourth end-use market, an Emerging Businesses category, which primarily includes our high-growth isoprene rubber latex, or IRL business.

The following table describes our three core end-use markets together with our Emerging Businesses and other end-use markets and their approximate relative sizes:

End-Use Markets	Revenue Mix(1)	Our End-Use Market Position(2)	Our End-Use Market Share(2)	Our Relative End-Use Market Share(3)	Industry Compound Annual Growth Rate(4)	Selected Applications/Products
Advanced Materials	30%	#1	37%	2.2X	8.0%

Soft touch for consumer products (tooth brushes and razor blades) and power tools

Impact resistant engineering plastics

Automotive interior components

Elastic films for disposable diapers and adult incontinence branded products

Skin care products and lotions

Disposable food packaging

Medical packaging films and tubing, often to replace PVC

Adhesives, Sealants and Coatings	32%	#1	41%	2.6X	5.2%	Tapes and labels Non-woven and industrial adhesives Industrial and consumer weather sealants

Paving and Roofing	31%	#1	28%	1.9X	7.1%	Asphalt modification for performance roadways Asphalt modification for roofing felts and shingles

Emerging Businesses	3%	N/A	N/A	N/A	17.7%	Surgical gloves Condoms

Other Markets	4%	N/A	N/A	N/A	N/A	Lubricants and fuel additives High styrenics’ packaging Footwear

(1)	Based on 2008 sales of $1,171.3 million (excludes by-product sales which are reported as other revenues).

(2)	Management estimates, based on 2008 sales.
(3)	Management estimates, versus next largest competitor based on 2008 sales.
(4)	Management estimates of volume growth, 2001 to 2008 except for Emerging Businesses, which is 2005 to 2008.

Advanced Materials. Through sales of HSBC, USBC and IR products, as well as certain compounded products, we maintained a leading position in the global Advanced Materials end-use market with a 37% market share, based on 2008 sales.

Advanced Materials polymers and compounds from Kraton are used in a range of diverse applications, many of which require customized formulations, product testing with long lead time approvals, and production evaluations for specific end-use customers and applications. As such, customer loyalty tends to be strongest in this end-use market, helped in part by the fact that many of the applications are patent protected. The degree of complexity in the manufacturing of these products and the attractive value proposition for our customers drives higher sustainable margins for this end-use market.

We believe our Advanced Materials’ growth is driven by customers’ desire for improved product flexibility and resilience, impact resistance, moisture resistance and aesthetics in consumer products, medical products, packaging and automotive components. In addition, due to health and recycling (or “green”) concerns, one trend that is particularly a focus for our company is replacing PVC in a number of demanding medical (blood and IV bags, tubes and stoppers) and electronic (wire and cable outer layer) applications.

A differentiating driver for our expected Advanced Materials’ growth is our unique ability to design and manufacture certain custom compound formulations. One specific example is Kraton compounds that provide critical stretch performance for the infant care (diaper) and adult incontinence markets.

Adhesives, Sealants and Coatings. Through sales of HSBC, USBC and certain IR products, we have continued our tradition of holding a leading position in the global Adhesives, Sealants and Coatings end-use market, garnering a 41% sales revenue share in 2008 in this end-use market.

Our Adhesive, Sealants and Coatings polymers are used in a number of demanding applications such as: adhesives for diapers and hygiene products; sealants for construction and automotive applications; and adhesives for tapes and labels. We expect our growth to be supported by the continuing substitution of adhesives for mechanical fastening systems and the growing demand within developing countries for disposable hygiene products that contain adhesives and sealants.

The other significant growth application for our SBCs is for tapes and labels. In both solvent-based and hot-melt forms, Kraton SBCs impart water resistance, color stability, strong bonding characteristics, high cohesive strength, good ultraviolet light resistance, heat stability and long shelf life. In addition, our SBCs’ compatibility with many other formulating ingredients and their suitability for hot-melt systems are major factors in demand growth. Furthermore, we believe our blend of new SIBS and SBS polymers with rosin ester tackifying resins can produce a tape with properties similar to a traditional SIS hydrocarbon resin formulation, but with cost savings of 10% to 20%.

In 2008, we largely exited the increasingly commodity-like portions of the tape and label business, choosing to refocus our development and manufacturing capacity on higher value-added and more proprietary products. Our history of innovation in the Adhesives, Sealants and Coatings end-use market has allowed us to capitalize on our unique product offerings, significantly enhancing the value of this end-use market to the business.

Paving and Roofing. Through sales of primarily USBC products, we maintained a leading market position with 28% sales revenue share in 2008 of the global asphalt modification SBC industry. We believe that our sales into the Paving and Roofing end-use market will see meaningful growth driven by U.S. and European government stimulus spending, improvement in roofing demand including re-stocking of depleted roofing supply chains, and continued penetration of polymer modified road surfaces. In the United States specifically, the American Recovery and Reinvestment Act of 2009 provides $6.9 billion in 2010 for incremental Federal Highway Administration funding (25% of the $27.5 billion in total committed to highway construction). We believe that the American Recovery and Reinvestment Act of 2009 will yield additional demand for our products, particularly in 2010 when the largest portion of funds is anticipated to be distributed to states and federal agencies.

The addition of our SBS in asphalt greatly improves the strength and elasticity of asphalt-based paving compositions over an extended temperature range, thus increasing resistance to wear, rutting and cracking. In roofing applications, SBS-modified asphalt produces stronger and more durable felts and shingles, thus reducing the possibility of damage from weather, ice and water build-up, thus again extending service life.

We believe our growth in the Paving and Roofing end-use market will benefit from new products we have recently introduced, and those that are currently under development, to respond to industry trends for elevated polymer content roads and surfaces, over-lay compatibility with concrete systems, and general environmental awareness (for example, road contraction emissions).

Emerging Businesses. We use this end-use to commercialize and manage innovations that are outside of our current end-use organizational structure. For example, IR is a line of high purity isoprene rubber products that combines the key qualities of natural rubber, such as good mechanical properties and hysteresis, with superior features such as high purity, excellent clarity, good flow, low gel content, no nitrosamines and no natural rubber proteins. IR polymers in general are used in high volume, lower value-added applications such as tire rubber. However, we focus our unique IR polymers, produced using state-of-the-art nanotechnology, in more demanding applications such as medical products, adhesives and tackifiers, paints, coatings and photo-resistors. Approximately half of our current IR production is converted into IRL (emulsion of IR rubber in water), a substitute for natural rubber latex, particularly in applications with high purity requirements, such as medical, healthcare, personal care and food contact applications. IRL is durable, tear resistant, soft, transparent, and odorless. Most importantly, IRL is non-allergenic for both doctor and patient, providing a distinct property advantage over natural rubber latex.

Today, we produce 86% of the world’s IRL by sales, and product adoption appears to be rapidly increasing. IRL is predominately used in the synthetic surgical glove market. Over the last three years, the compound annual growth rate for our IRL markets was 22.7%. The combination of increasing demand, favorable market dynamics and competitive differentiation make this a key product offering for us. We currently anticipate growth to continue for the foreseeable future, and will likely need to add capacity to our global supply system.

In addition to IRL, we believe we have a robust portfolio of innovations at various stages of development and commercialization that we believe will fuel our future growth. One such example is our Nexar™ family of membrane polymers for water filtration and breathable fabrics.

Research, Development and Technology

Our research and development program is designed to develop new products and applications, provide technical service to customers, develop and optimize process technology and assist in marketing new products. As of June 30, 2009, approximately 105 personnel are dedicated to this critical business activity.

Our research and development activities are primarily conducted in laboratories in Houston, Texas and Amsterdam, The Netherlands. We also own a laboratory in Paulinia, Brazil that provides technical services to our South American customers. Our application and technical service laboratories in Shanghai and Tsukuba provide support to our Asian customers. In August 2008, we executed a purchase and sale agreement to sell our Tsukuba, Japan facility which was completed in the first quarter of 2009. We opened a new technical service laboratory in Tsukuba, Japan in March 2009. In addition, we have technical service staff located in Mont St. Guibert, Belgium.

Our experienced, knowledgeable professionals perform product research using extensive scientific application equipment located at our Houston and Amsterdam research and development facilities. Our Houston laboratory also includes a comprehensive pilot plant for a number of uses. In early 2009, we moved into a new building that will house our Houston-based research and technology service organization. The new facility is expected to yield cost savings when compared with our previous facilities leased at Shell Chemicals’ Westhollow location in Houston. The new facility is designed specifically to enhance the effectiveness of our research and technology service team. At both of our major research and development facilities we produce new Kraton product samples for our customers and provide guidance to our manufacturing organization. In addition, we also use our pilot plant to test new raw materials and new process technologies in order to improve the manufacturing performance of our products. Application equipment is used in all of our research and technical service labs to evaluate polymers and compounds to determine optimal formulations.

Since the introduction of SBCs in the mid-1960s, we have experienced strong demand for the development of new products that utilize the enhancing properties offered by our polymers. We believe we have a strong new product pipeline to take advantage of many new opportunities. As a proven product innovator, we will continue to employ our product knowledge and technical expertise to provide application-based solutions for our customers’ highly specialized needs. This can include modifications to current products as well as significant new innovations aimed at displacing more expensive, less efficient product solutions in the marketplace.

Sales and Marketing

Our business is predominantly based on a short sales cycle. We sell our products through a number of channels including a direct sales force, sales agents and distributors. The majority of our products are sold through our direct sales force. In countries where we generate substantial revenues, our sales force is organized by end-use market in order to meet the specific needs of our customers. In geographic areas where it is not efficient for us to organize our sales force by end-use market, we may use one sales team to service all end-use markets.

In smaller markets, we often utilize sales agents who act as independent contractors to sell our products. In addition, we utilize distributors to service our smaller customers in all regions. Distributors sell a wide variety of products, which allow smaller customers to obtain multiple products from one source. In addition to our long-term relationships with distributors in North America and Europe, we have established relationships with a wide network of distributors in Latin America and the Asia Pacific region. We have transferred some existing small customers to distributors, and are working to transfer others, to free up our sales force to focus on more substantial opportunities.

Our sales force, distributors and agents interact with our customers to provide both product advice and technical assistance. In general, they arrange and coordinate contact between our customers and our research and development personnel to provide quality control and new product solutions. Our close interaction with our customers has allowed us to develop and maintain strong customer relationships. In addition, we focus our sales efforts on those customers who value the quality of our products, service and technical support.

Total operating revenues from our operations outside the United States were approximately 66%, 66% and 58% of our total operating revenues in the years ended December 31, 2008, 2007 and 2006, respectively. Direct sales we make outside of the United States are generally priced in local currencies and can be subject to currency exchange fluctuations when reported in our consolidated financial statements, which are maintained in U.S. dollars in accordance with U.S. Generally Accepted Accounting Principals (GAAP). For geographic reporting, revenues are attributed to the geographic location in which the customers’ facilities are located. We generated 43% of our 2008 net product sales revenues from customers located in the Americas, 41% in Europe, the Middle East and Africa and 16% in the Asia Pacific region. See Note 13 to our Consolidated Financial Statements for geographic reporting for total operating revenues and long-lived assets as of and for the years ended December 31, 2008, 2007 and 2006.

Sources and Availability of Raw Materials

We use three monomers as our primary raw materials in the manufacture of our products: styrene, butadiene and isoprene. These monomers together represented approximately 52% of our total costs of goods sold in 2008. Other raw materials used in our production processes include catalysts, solvents, stabilizers and various process control chemicals. The cost of these monomers has generally been correlated with changes in crude oil prices and affected by global supply and demand and global economic conditions. After significant increases in the cost of these monomers through the third quarter of 2008, the market prices for these monomers declined significantly late in the year. On a year-over-year basis, the cost of raw material feedstocks included in our cost of goods sold increased approximately 9% excluding the impact of foreign currency exchange rates and sales volume changes in 2008.

We believe our contractual and other arrangements with suppliers of styrene, butadiene and isoprene provide an adequate supply of raw materials at competitive, market-based prices. We can provide no assurances that contract suppliers will not terminate these contracts at the expiration of their contract terms, that we will be able to obtain substitute arrangements on comparable terms, or that we generally will be able to source raw materials on an economic basis in the future.

Styrene, butadiene and isoprene used by our U.S. and European facilities are primarily supplied by Shell Chemicals or its affiliates, LyondellBasell, and other suppliers under long-term supply contracts with various expiration dates. For our U.S. facilities, we also procure a substantial amount of isoprene from a variety of suppliers from Russia, China and Japan. These purchases include both spot and contract arrangements. We generally contract with them on a short-term basis, although the number of such contracts has been increasing since 2008.

In January 2009, the U.S. operations of LyondellBasell, along with one of its European-holding companies, Basell Germany Holdings GmbH, filed for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. LyondellBasell is one of our major suppliers of raw materials in Europe and also operates our plants at Berre, France and Wesseling, Germany. We cannot accurately predict the effect, if any, that LyondellBasell’s bankruptcy will have upon our business, or our relationships with LyondellBasell. To date, there have been no significant changes in our commercial relationship with LyondellBasell.

In Japan, butadiene and isoprene supplies for our joint venture plant are supplied under our joint venture agreement, where our partner supplies our necessary requirements. Styrene in Japan is sourced from local third-party suppliers. Our facility in Paulinia, Brazil generally purchases all of its raw materials from local third-party suppliers.

Styrene. Styrene is available on the global petrochemical market with approximately 13 producers located in the Americas, 11 producers located in Europe and 41 producers located in Asia. The top four producers worldwide are: Dow Chemical Company, LyondellBasell, BASF and Shell Chemicals, which collectively account for approximately one-third of global capacity. Styrene prices are primarily driven by worldwide supply and demand, and the cost of ethylene and benzene and are influenced by prevailing crude oil and natural gas prices. Market prices for styrene increased during 2008 as crude oil prices reached record levels, peaking early in the fourth quarter, then subsequently declined during the remainder of the quarter as crude oil prices decreased significantly.

We currently satisfy our styrene requirements in the United States pursuant to several purchase contracts. As contracts expire, we cannot give assurances that we will obtain new long-term supply agreements or that the terms of any such agreements will be on terms favorable to us, and as a consequence, our future acquisition costs for styrene may therefore increase.

We historically sourced our styrene requirements in Europe from Shell Chemicals pursuant to a contract that expired on February 28, 2007, and from BASF pursuant to a contract that expired on July 31, 2007. We have fully satisfied our styrene requirements in Europe with new purchase contracts that meet our present needs. As contracts expire, we cannot give assurances that we will obtain new long-term supply agreements, or that the terms of any such agreements will be on terms favorable to us, and as a consequence, our future acquisition costs for styrene may therefore increase.

For our agreements covering our manufacturing facility in the United States, the price we pay for styrene varies with the published prices of styrene and/or the raw materials used to produce styrene. The price we pay for styrene under our agreement covering The Netherlands, France and Germany varies to reflect the published price for styrene even though our purchase price is subject to certain minimums and maximums that vary with other factors.

Butadiene. Butadiene is available on the global petrochemical market with approximately 9 producers in the Americas, 19 producers in Western Europe and 36 producers located in Asia. Prices for butadiene reflect worldwide supply and demand and prevailing crude oil and ethylene prices. Since 2006, we have generally experienced increasing prices for butadiene. Although butadiene pricing was generally strong for most of 2008 due to tight supply/demand and the influence of rising crude oil costs, pricing decreased in late 2008 in response to weakening demand and crude oil price decreases. Pricing has strengthened during the third quarter of 2009 primarily due to butadiene supply limitations.

We have historically had adequate supplies of butadiene. However, in 2008 our supply of butadiene was constrained primarily in North America and Japan due to an industry-wide shortage in those regions that was primarily driven by limited availability of crude C4. Going forward, we believe our contractual and other arrangements with our suppliers will generally provide adequate future supplies of butadiene at competitive prices to support our current sales levels. Growth in the production of our products that require butadiene could be limited by our ability to source additional butadiene at competitive prices.

We currently source butadiene in the U.S. pursuant to supply arrangements with Shell Chemicals and other suppliers. Our U.S. butadiene purchases vary with the published prices for butadiene on world markets. On April 24, 2008, we received a notice of termination from Shell Chemicals for our U.S. butadiene supply contract effective April 30, 2009. We are currently finalizing butadiene supply contracts for 2009 with various suppliers, and have recently entered into a butadiene supply contract for 2010 with a new supplier. However, no assurances can be given that any other agreement(s) will be entered into or as to the volumes or terms of any such agreement(s).

We currently source our butadiene in Europe pursuant to contracts with LyondellBasell. The contract covering Germany will expire on December 31, 2040, and will be renewed automatically at the conclusion of the current term unless terminated with prior written notice by either party. The contract covering France expired effective December 31, 2008. We are presently acquiring butadiene from LyondellBasell in France under a term sheet reflecting an agreement in principle that has been reached between the parties. However, we can provide no assurance to the nature of the final agreement or as to the volumes or terms of such an agreement. The price we pay for butadiene under our agreements covering France and Germany vary based upon the published price for butadiene, the amount of butadiene purchased during the preceding calendar year and/or the cost of butadiene manufactured. In Brazil, butadiene is obtained from a local third-party source. In Kashima, Japan, a majority of our butadiene needs are sourced from JSR on a commercial supply basis. As contracts expire, we cannot give assurances that we will obtain new long-term supply agreements, or that the terms of any such agreements will be on terms favorable to us, and as a consequence, our future acquisition costs for butadiene may therefore increase.

Isoprene. Isoprene is primarily produced and consumed captively by manufacturers for the production of isoprene rubber, which is primarily used in the manufacture of rubber tires. As a result, there is limited non-captive isoprene available in the market place. Prices for isoprene are determined by the supply and prices of natural and synthetic rubber, crude oil and natural gas prices, and existing supply and demand in the market. Market prices for isoprene rose substantially from 2005 through 2006 but declined during 2007 as global supply improved. Subsequently, isoprene prices increased for most of 2008. Following the collapse of energy prices in late 2008, isoprene pricing declined during the first half of 2009. Most recently, isoprene prices have stabilized with moderately rising energy and supply limitations. The increase was largely driven by the reduced availability of raw materials for isoprene extraction. The economic advantage of lighter feeds for ethylene plants reduced the manufacture of by-products, including crude isoprene. We currently source the majority of our isoprene requirements in the United States and Europe pursuant to contracts with Shell Chemicals which provide a market-based price component as well as a formula component for determining our net transaction price. If we fail to purchase 95% of the agreed quantity of isoprene in either the United States or The Netherlands in a given year, unless excused because of reasonably unforeseen circumstances, including plant breakdowns, we must pay Shell Chemicals an idle capacity fee pursuant to formulas set forth in the contract. The agreements providing isoprene to our Belpre, Ohio facility and to our Pernis facility will expire on December 31, 2009 and are renewed automatically unless prior written notice of termination is given. On December 13, 2007, we received Shell Chemicals’ termination notice for isoprene supply to our Pernis facility, The Netherlands, effective December 31, 2009. On September 10, 2009, we committed to exit the Pernis facility, where we currently produce IR, as of December 31, 2009. We currently plan to transfer IR production to an alternative company site. We are in the process of completing project scoping, including associated capital requirements, for producing the alternative capacity, and until such alternative production capacity is brought on line, we plan to satisfy customer demand for IR with inventory currently on hand. Upon termination of the isoprene supply agreement with Shell Chemicals on December 31, 2009, we may not be able to obtain the isoprene required for our operations at our Pernis facility on terms favorable to us or at all. The agreement with Shell Chemicals in the United States has been amended to provide that the agreement will renew automatically unless either party provides two months prior written notice. As of the filing of this prospectus, we are engaged in discussions with Shell Chemicals and other suppliers regarding one or more isoprene supply contracts for periods after December 31, 2009. We also purchase some additional supplies of isoprene from various suppliers at prevailing market prices. In Brazil, isoprene is obtained from a local third party supplier. In Kashima, Japan, the majority of our isoprene needs are sourced from JSR on a commercial supply basis and from alternative suppliers as needed. As contracts expire, we may not be able to obtain new long-term supply agreements and the terms of any such agreement may not be on terms favorable to us. Supply constraints in 2009 have limited isoprene purchases under some of our existing contracts. We have satisfied our requirements by supplementing purchases from a variety of other suppliers.

We have historically had adequate supplies of isoprene. However, we have periodically experienced periods of limited supply due to operational problems at key producers, or as was the case during 2008—due to limited availability of crude raw materials for the isoprene extraction units. During these periods, we are normally able to meet most of our needs by acquiring relatively expensive isoprene from other suppliers. After an initial improvement in supply availability in 2008, isoprene availability was reduced for most of 2008. In response, we were forced to allocate SIS supplies. Going forward, we believe our contractual arrangements with Shell Chemicals (and its affiliates) as well as contractual and spot arrangements and longstanding relationships with other third-party suppliers of isoprene, will generally provide adequate future supplies of isoprene at competitive prices to support our current sales levels. Growth in the production of our products that require isoprene could be limited by our ability to source additional isoprene at competitive prices, and we can give no guarantees or assurances in this regard.

Competition

SBC Industry. Our most significant competitors in the SBC industry are: Asahi Chemical, Chi Mei, Dexco Polymers, Dynasol Elastomers, Kuraray, Korea Kumho P.C., Lee Chang Yung, LG Chemical, Polimeri Europa, Sinopec, Taiwan Synthetic Rubber Corporation and Zeon Corporation.

Product Substitution. We also compete against a broad range of alternative, non-SBC products within each end-use market.

In the Advanced Materials end-use market, the primary competitive materials range from thermoplastic technologies such as polyolefin elastomers, PVC polymers and compounds, thermoplastic polyurethanes, as well as thermoset technologies such as thermoplastic vulcanizates and natural rubber.

In the Adhesives, Sealants and Coatings end-use market, the primary product alternatives include acrylic polymers, silicones, solvent-based natural rubber systems and metallocene polyolefins.

In the Paving and Roofing end-use market, the primary product substitute for roofing is atactic polypropylene, whereas for road surfaces it is styrene butadiene rubber, or SBR. Customers also have a choice to use unmodified asphalts.

Operating and Other Agreements

Operating Agreements. Shell Netherlands Refinery operates our manufacturing facility located in Pernis, The Netherlands. This facility is situated on a major Shell petrochemical site at which other third party tenants also own facilities. Shell charges us fees based on certain costs incurred in connection with operating and maintaining this facility, including the direct and indirect costs of employees and subcontractors, reasonable insurance costs, certain taxes imposed on Shell (other than income taxes) and depreciation and capital charges on certain assets. Pursuant to the agreement, Shell employs and provides all staff, other than certain plant managers, assistant plant managers and technical personnel whom we may appoint. The agreement has an initial term of 20 years, beginning in February 2001, and thereafter will automatically renew indefinitely for consecutive 5-year periods. Either party may terminate the agreement (totally or partially) under various circumstances, including if such party ceases its operations at the facility and provides 18 months prior written notice; or if any of the services, utilities, materials and facilities agreements have been terminated, and the terminating party provides notice as required by such agreement.

LyondellBasell operates our manufacturing facility located in Berre, France. This facility is situated on a major LyondellBasell refinery and petrochemical site at which other third party tenants also own facilities. LyondellBasell charges us fees based on certain costs incurred in connection with operating and maintaining this facility, including the direct and indirect costs of employees and subcontractors, reasonable insurance costs, certain taxes imposed on LyondellBasell (other than income taxes) and depreciation and capital charges on certain assets. Pursuant to the agreement, LyondellBasell employs and provides all staff, other than certain plant managers, assistant plant managers and technical personnel whom we may appoint. The agreement has an initial term of 20 years, beginning in February 2001, and thereafter will automatically renew indefinitely for consecutive 5-year periods. Either party may terminate the agreement (totally or partially) under various circumstances, including if such party ceases its operations at the facility and provides 18 months prior written notice; or if any of the services, utilities, materials and facilities agreements have been terminated, and the terminating party provides notice as required by such agreement.

Pursuant to an agreement dated March 31, 2000, LyondellBasell operates and provides certain services, materials and utilities required to operate our manufacturing facility in Wesseling, Germany. We pay LyondellBasell a monthly fee, as well as costs incurred by LyondellBasell in providing the various services, even if the facility fails to produce any output (whether or not due to events within LyondellBasell’s control), and even if we reject some or all output. This agreement has an initial term of 40 years and will automatically renew subject to 5 years prior written notice of non-renewal. This agreement will terminate at any earlier date as of which the facility can no longer operate in a safe and efficient manner.

Site Services, Utilities, Materials and Facilities Agreements with Shell Nederland Refinery. Shell Chemicals, through local operating affiliates, provides various site services, utilities, materials and facilities at the locations they operate and maintain for us in Pernis, The Netherlands and Houston, Texas (Westhollow). Generally these services, utilities, materials and facilities are provided by Shell on either a long-term basis, short-term basis or a sole-supplier basis. Items provided on a sole-supplier basis may not be terminated except upon termination of the applicable agreement in its entirety. Items provided on a long-term or short-term basis may be terminated individually under certain circumstances. An analogous agreement is in place with LyondellBasell for the Berre, France manufacturing site.

Information Systems

We utilize Enterprise Resource Planning software systems to support each of our facilities worldwide. Those systems are supported both by internal resources and by relying on a long-term out-sourcing partner. While we believe that our current information technology environment is relatively stable, our Enterprise Resource Planning hardware and software systems are old and many components are unsupported versions. We have undertaken a project to upgrade to an ERP implementation utilizing a single global system and implementing best practices for our industry. We implemented the new ERP system in Europe and in the United States and expect the ERP implementation to be completed in early 2010. We are at risk in the event of a system failure at facilities in countries where we have not fully implemented the ERP system, which may result in us being unable to recover data from such facilities in a timely manner. In addition to providing increased reliability, we estimate cost savings of $5.0 million to $10.0 million will be achieved as a result of the new ERP system. We also have in place a laboratory quality assurance system, bar code based material management systems and manufacturing systems. An annual disaster recovery exercise is performed on critical systems utilizing third party data centers.

Patents, Trademarks, Copyrights and Other Intellectual Property Rights

We rely on a variety of intellectual property rights in the conduct of our business, including patents, trademarks and trade secrets. As of September 2009, our portfolio included approximately 1,176 granted and 447 pending patent applications in the United States and in foreign countries. Since January 2003, we have filed 100 new patent applications with filings in the United States and many foreign countries. A significant number of patents in our patent portfolio were acquired from Shell Chemicals. Shell Chemicals retained for itself fully-transferable and exclusive licenses for their use outside of the elastomers field, as well as fully-transferable, non-exclusive licenses within the field of elastomers for certain limited uses in non-competing activities. Shell Chemicals is permitted to sublicense these rights. Shell Chemicals also retains the right to enforce these patents outside the elastomers field and recover any damages resulting from these actions. Shell Chemicals may engage in or be the owner of a business that manufactures and/or sells elastomers in the elastomers field, so long as they do not use patent rights or technical knowledge exclusively licensed to us.

As a general matter, our trade names are protected by trademark laws. Our SBC products are marketed under the trademark “Kraton,” which is registered in the United States and in many other countries.

In our over 40 years in the SBC business, we have accumulated a substantial amount of technical and business expertise. Our expertise includes: product development, design and formulation, information relating to the applications in which our products are used, process and manufacturing technology, including the process and design information used in the operation, maintenance and debottlenecking of our manufacturing facilities, and the technical service that we provide to our customers. Extensive discussions are held with customers and potential customers to define their market needs and product application opportunities. Where necessary, we have implemented trade secret protection for our technical knowledge through non-analysis, secrecy and related agreements.

Employees

We had approximately 813 full-time employees and approximately 27 independent contractors at June 30, 2009. In addition, approximately 195 Shell Chemicals or LyondellBasell manufacturing employees operate our manufacturing facilities and provide maintenance services in Europe under various operating and services arrangements with Shell Chemicals and its affiliates or LyondellBasell. See “—Operating and Other Agreements.” None of our employees in the United States are subject to collective bargaining agreements. In Europe, Brazil and Japan, a significant number of our employees are in arrangements similar to collective bargaining arrangements. We believe our relationships with our employees continue to be good.

Environmental Regulation

Our operations in the United States and abroad are subject to a wide range of environmental laws and regulations at both the national and local levels. These laws and regulations govern, among other things, air emissions, wastewater discharges, solid and hazardous waste management, site remediation programs and chemical use and management.

Pursuant to these laws and regulations, our facilities are required to obtain and comply with a wide variety of environmental permits for different aspects of their operations. Generally, many of these environmental laws and regulations are becoming increasingly stringent and the cost of compliance with these various requirements can be expected to increase over time.

Management believes that we are in material compliance with all current environmental laws and regulations. We currently estimate that any expenses incurred in maintaining compliance with these requirements will not materially affect our results of operations or cause us to exceed our level of anticipated capital expenditures. However, we cannot give assurances that regulatory requirements or permit conditions will not change and we cannot predict the aggregate costs of additional measures that may be required to maintain compliance as a result of such changes or expenses.

Environmental laws and regulations in various jurisdictions also establish programs and, in some instances, obligations to clean up contamination from current or historic operations. Under some circumstances, the current owner or operator of a site can be held responsible for remediation of past contamination regardless of fault and regardless of whether the activity was legal at the time that it occurred. Evaluating and estimating the potential liability related to site remediation projects is a difficult undertaking, and several of our facilities have been affected by contamination from historic operations.

Our Belpre, Ohio facility is the subject of a site investigation and remediation program administered by the Environmental Protection Agency pursuant to the Resource Conservation and Recovery Act. In March 1997, Shell Chemicals entered into a consent order to investigate and remediate areas of contamination on and adjacent to the site. In March 2003, we joined Shell Chemicals in signing a new consent order that required additional remediation and assessment of various areas of contamination and continues to require groundwater-monitoring and reporting. Shell Chemicals continues to take the lead in this program, has posted financial assurance of $5.2 million for the work required under the consent order and has also indemnified us for the work required under this program, subject to certain time limitations. In turn, we have agreed with Shell Chemicals that we will, for a fee, provide certain services related to the remediation program. We have agreed with Shell Chemicals that we will pay up to $100,000 per year for the groundwater monitoring associated with the 2003 consent order.

Our Brazilian facility has also been affected by prior Shell Chemicals operations. A Shell Chemicals pesticide manufacturing operation previously was located on a tract of land adjacent to our Brazilian facility. In addition, areas of our facility were used by Shell Chemicals as part of its crop protection business. Shell Chemicals has retained responsibility for remediating a former manufacturing facility located on our site and has also indemnified us for a number of the identified waste management areas used in prior operations, subject to certain time limitations. Shell Chemicals has installed a hydraulic barrier to prevent migration of ground water contamination and has completed other cleanup actions on the site.

Shell Chemicals agreed to indemnify us for specific categories of environmental claims brought with respect to matters occurring before our separation from Shell Chemicals in February 2001. However, the indemnity from Shell Chemicals is subject to dollar and time limitations. Coverage under the indemnity also varies depending upon the nature of the environmental claim, the location giving rise to the claim and the manner in which the claim is triggered. Hence, if claims arise in the future related to past operations, we cannot give assurances that those claims will be covered by the Shell Chemicals’ indemnity and also cannot be certain that any amounts recoverable will be sufficient to satisfy claims against us.

In addition, we may in the future be subject to claims that arise solely from events or circumstances occurring after February 2001 that would not, in any event, be covered by the Shell Chemicals’ indemnity. While we recognize that we may, in the future, be held liable with respect for remediation activities beyond those identified to date, at present we are not aware of any circumstances that are reasonably expected to give rise to remediation claims that would have a material adverse effect on our results of operations or cause us to exceed our projected level of anticipated capital expenditures.

Insurance

We have customary levels of insurance for a company of our size in our industry. Our insurance policies are subject to customary deductibles and limits.

Seasonality

Seasonal changes and weather conditions typically affect our polymer product sales into our Paving and Roofing end-use market. Within this market, typically, volume rises, as temperatures rise, from January to June, peaking during the summer. After summer, volume declines during the colder months in fall and winter. However, Paving and Roofing have different demand curves. Paving is seasonal with a warm weather peak and cool weather decline due to temperature requirements, whereas Roofing tends to be more consistent throughout the year. Our other end-use markets, Advanced Materials and Adhesives, Sealants and Coatings, tend to show relatively little seasonality.

Properties

Our principal executive offices are located at 15710 John F. Kennedy Boulevard, Houston, Texas 77032.

We believe that our properties and equipment are generally in good operating condition and are adequate for our present needs. Production capacity at our sites can vary depending upon feedstock, product mix and operating conditions.

The following table sets forth our principal facilities:

Location	Acres	Approximated Square Footage	Use	Owned /Leased
Belpre, Ohio, United States	350	3,600,000	Manufacturing	Owned	(1)
Wesseling, Germany	8.1	354,000	Manufacturing	Leased	(2)
Berre, France	9.0	392,000	Manufacturing	Owned	(3)
Pernis, The Netherlands	3.4	146,000	Manufacturing	Owned	(3)
Paulinia, Brazil	179	2,220,000	Manufacturing	Owned
Kashima, Japan	11.6	395,000	Manufacturing	Owned	(4)
Houston, Texas, United States	N/A	46,615	R&D	Leased	(5)
Amsterdam, The Netherlands	N/A	32,015	R&D	Leased	(5)
Tsukuba, Japan	4.5	23,327	R&D	Owned	(6)
Shanghai, China	N/A	20,000	Distribution	Leased	(5)

(1)	A portion of the HSBC capacity at the Belpre facility is owned by Infineum USA, a joint venture between Shell Chemicals and ExxonMobil.
(2)	We lease the land and the manufacturing facility, but own the production equipment.
(3)	We lease the land, but own the manufacturing facility and production equipment.
(4)	The Kashima, Japan facility is owned by our 50%-50% joint venture with JSR.
(5)	We lease the facility, but own the equipment.
(6)	The Tsukuba, Japan facility was sold on February 27, 2009 and replaced with a new technical service laboratory at a leased location in Tsukuba, Japan.

Belpre, Ohio, United States. Our Belpre, Ohio site is our largest manufacturing facility with connections to barge, rail and truck shipping and receiving facilities. The Belpre site has approximately 189 kilotons of production capacity to which we are entitled. It has the largest dedicated SBC production capacity of any SBC facility in the world. The Belpre facility currently produces USBC and HSBC products.

A portion of the HSBC capacity at Belpre is owned by Infineum USA. Infineum is a joint venture between Shell Chemicals and ExxonMobil that makes products for the lubricating oil additives business. Under a facility sharing agreement that terminates in 2030, we operate Infineum’s share of the HSBC assets to manufacture a line of products for Infineum, and Infineum is entitled to a portion of the HSBC capacity at Belpre. Other than those assets owned by Infineum, we own the Belpre plant and the land on which it is located.

Wesseling, Germany. Our Wesseling, Germany manufacturing site is located on the premises of LyondellBasell. The site has direct access to major highways and extensive railway connections. Production capacity is approximately 95 kilotons. LyondellBasell owns the land and buildings on the premises and leases them to us. All leased property is required to be used in connection with our elastomers business. The lease is for a term of 30 years, beginning from March 31, 2000 and is extended automatically for a successive period of 10 years unless terminated upon one-year’s written notice by either party. We own the SBC production equipment in the manufacturing facility. The Wesseling facility currently produces USBC products. LyondellBasell provides us operating and site services, utilities, materials and facilities under a long-term production agreement. LyondellBasell has the right to approve any expansion of our facility at Wesseling; although its consent may only be withheld if an expansion would be detrimental to the site.

Berre, France. Our Berre, France site is located in southeastern France. The facility has direct access to sea, rail and road transport and has a production capacity of approximately 87 kilotons. The Berre site was leased to us by Shell Petrochimie Mediterranee, through April 1, 2008, at which time the site was sold to LyondellBasell, who now operates the site and with whom our lease now exists under a long-term lease due to expire in 2030. We own the SBC manufacturing facility and production equipment at Berre. We currently produce USBC and HSBC products there. We have an operating agreement with LyondellBasell for various site services, utilities and facilities under a long-term agreement.

Pernis, The Netherlands. Our Pernis site is located near Rotterdam in The Netherlands, with access to deep-sea shipments and river barges as well as rail and road links. The plant currently has a production capacity of approximately 18 kilotons of USBC and approximately 15 kilotons of IR. The Pernis site is subleased to us by Shell Nederlands Chimie, or SNC, on a shared site with other occupants. SNC itself leases the property from the Rotterdam Harbor Authorities. The term of the sublease expires on June 30, 2024, with an option for us to renew for a further period until June 30, 2044. We own the SBC manufacturing facility and production equipment at Pernis. The facility is operated by SNC under an operating agreement, and they provide various site services, utilities and facilities to us under a long-term agreement. The USBC production at this site was suspended on December 27, 2007.

On September 20, 2007, we exited the SIS plant at our Pernis facility, and relocated our SIS production to our other production facilities as part of our cost reduction efforts. This resulted in a contractor workforce reduction and provided annual cost savings of approximately $10 million. The exit plan was completed in the first half of 2008. As a result of exiting the SIS plant, we recorded a liability associated with the plan of approximately $2.1 million, consisting of $1.8 million in contractor workforce reduction and $0.3 million in other associated costs. The entire amount of the charge consisted of cash expenditures in the first and second quarters of 2008.

On September 10, 2009, we committed to exit the Pernis facility, where we currently produce IR, as of December 31, 2009. We currently plan to transfer IR production to an alternative company site. We are in the process of completing project scoping, including associated capital expenditure requirements, for producing the alternative capacity, and until such alternative production capacity is brought on line, we plan to satisfy customer demand for IR with inventory currently on hand.

Paulinia, Brazil. Our Paulinia, Brazil site is located with access to major highways. The facility currently has a production capacity of approximately 28 kilotons of USBC. The plant was built to meet demand for IRL products for hypoallergenic and medical applications, including surgical gloves and condoms. We own the plant at Paulinia as well as the land on which our plant sits. BASF owns the adjacent site and shares title to facilities that are common to the two companies such as the administration building, cafeteria and maintenance facilities. An expansion of the existing capacity is scheduled to be completed by mid-2009.

Kashima, Japan. Our Kashima, Japan site is operated by a manufacturing joint venture named Kraton JSR Elastomers K.K., or KJE, between us and JSR. The Kashima site is located northeast of Tokyo on the main island of Honshu at a JSR site that includes several synthetic rubber plants and butadiene and isoprene extraction units. This site is serviced by rail, barge and truck connections. Production capacity is approximately 44 kilotons, of which we are generally entitled to 50% of the production pursuant to our joint venture agreement. The SBC manufacturing facility is leased to KJE.

The KJE plant currently produces USBC products. JSR markets its portion of the production under its own trademarks, and we market our portion of the production under the KRATON® brand name although this amount may vary from time to time based on the economic interest of the joint venture. We and JSR each have a right of first refusal on the transfer of the joint venture interests of the other.

Research, Development and Technical Service Facilities

Our research and development activities are primarily conducted in laboratories in Houston, Texas and Amsterdam, The Netherlands. We support our customers via a technical service network of laboratories around the globe. Our technical service laboratories are located in Shanghai, China, Tsukuba, Japan, and Paulina, Brazil. In addition we have a technical service office in Mont St. Guivert, Belgium.

We perform application development and technical service support in all locations. In addition, our research and development centers in Houston and Amsterdam carry out polymer and process development. We are operating pilot lines in our Houston facility to provide scale up support to our manufacturing sites as well as our customers.

In August 2008, we executed a purchase and sale agreement to sell our Tsukuba, Japan facility that provided technical services to our Asia Pacific customers. The site was sold on February 27, 2009. We opened our new technical service laboratory in Tokoday, Japan in the first-half of 2009.

In August 2008, we signed a lease on a new building that will house our Houston-based Research and Technology Service organization. The new facility was occupied in the first-half of 2009 and is designed to enhance the effectiveness of our Research and Technology Service.

We believe we are able to meet projected global demand for HSBC products through at least 2009, and we have postponed the start up of the new HSBC manufacturing facility in the Asia Pacific region beyond the previously announced 2009 target date. We will continue, however, to perform engineering and evaluate new sites in the Asia Pacific region for the new plant.

Legal Proceedings

Pursuant to the sale agreements between us and Shell Chemicals relating to the separation from Shell Chemicals in 2001, Shell Chemicals has agreed to indemnify us for certain liabilities and obligations to third parties or claims against us by a third party relating to matters arising prior to the closing of the acquisition by Ripplewood Chemical, subject to certain time limitations. Shell Chemicals has been named in several lawsuits relating to the elastomers business that we have acquired. In particular, claims have been filed against Shell Chemicals alleging workplace asbestos exposure at the Belpre, Ohio facility. We are indemnified by Shell Chemicals with respect to these claims, subject to certain time limitations. In addition, we and Shell Chemicals have entered into a consent order relating to certain environmental remediation at the Belpre, Ohio facility.

While we are involved from time to time in litigation and governmental actions arising in the ordinary course of business, we are not aware of any actions which we believe would individually or in the aggregate materially adversely affect our business, consolidated results of operations, financial position or cash flows.

MANAGEMENT AND BOARD OF DIRECTORS

Directors and Executive Officers

The following table sets forth the name, age and position of individuals who currently serve as directors and executive officers of our company. Prior to this offering, each of the individuals listed below served as a director or officer of Kraton and has been named to the same position at Polymer Holdings in connection with this offering.

Name	Age	Position
Dan F. Smith	63	Director and Chairman of the Board of Directors
Barry J. Goldstein	66	Director and Audit Committee Chairman
Kelvin L. Davis	45	Director
Michael G. MacDougall	38	Director
Nathan H. Wright	43	Director
Timothy J. Walsh	46	Director
Kevin G. O’Brien	43	Director
Steven J. Demetriou	51	Director
Richard C. Brown	50	Director
Kevin M. Fogarty	43	Director, Chief Executive Officer and President
Stephen E. Tremblay	50	Vice President and Chief Financial Officer
David A. Bradley	38	Chief Operating Officer
Richard A. Ott	55	Vice President, Global Human Resources and Communications
Stephen W. Duffy	56	Vice President, General Counsel and Secretary
Lothar Freund	49	Vice President, Technology
Larry R. Frazier	64	Chief Information Officer

Dan F. Smith. Mr. Smith was named a director and Chairman of the Kraton board of directors on February 4, 2008. He began his career with ARCO (Atlantic Richfield Company) in 1968 as an engineer. He was elected President of Lyondell Chemical Company in August 1994, Chief Executive Officer in December 1996 and Chairman of the Board of Directors in May 2007. Mr. Smith retired in December 2007 as Chairman, President and Chief Executive Officer of Lyondell Chemical Company following the acquisition of Lyondell by Basell. Mr. Smith also served as Chief Executive Officer of Equistar Chemicals, LP from December 1997 through December 2007 and as Chief Executive Officer of Millennium Chemicals Inc. from November 2004 until December 2007. Equistar and Millennium are wholly owned subsidiaries of Lyondell. Mr. Smith currently serves on the Board of Directors of Cooper Industries, Inc. He also serves as a member of the College of Engineering Advisory Council at Lamar University and as a member of the Board of Trustees of the Lamar University Foundation. Mr. Smith is a graduate of Lamar University with a B.S. degree in Chemical Engineering.

Barry J. Goldstein. Barry Goldstein was named a director of the Kraton board of directors on May 1, 2008. Mr. Goldstein retired as Executive Vice President and Chief Financial Officer of Office Depot, Inc. in October 2000, which he first joined as Chief Financial Officer in May 1987. Mr. Goldstein was previously with Grant Thornton from 1969 through May 1987, where he was named a Partner in 1976. Mr. Goldstein currently serves on the Board of Directors of Interline Brands, Inc., Noble Environmental Power, LLC and Generac Power Systems, Inc. He received a B.S. degree in Economics from the Wharton School at the University of Pennsylvania.

Kelvin L. Davis. Mr. Davis was named a director of the Kraton board of directors on December 23, 2003. Mr. Davis is a senior partner of TPG and Head of the North American Buyouts Group, incorporating investments in all non-technology industry sectors. Prior to joining TPG in 2000, Mr. Davis was President and Chief Operating Officer of Colony Capital, Inc., a private international real estate-related investment firm in Los Angeles. Prior to the formation of Colony, Mr. Davis was a principal of RMB Realty, Inc., the real estate investment vehicle of Robert M. Bass. Prior to his affiliation with RMB Realty, Inc., he worked at Goldman, Sachs & Co. in New York City and with Trammell Crow Company in Dallas and Los Angeles. Mr. Davis earned a B.A. degree in Economics from Stanford University and an M.B.A. from Harvard University, where he was a Baker Scholar, a John L. Loeb Fellow and a Wolfe Award recipient. Mr. Davis is a director of Metro-Goldwyn-Mayer, Inc., Graphic Packaging Holding Company, Harrah’s Entertainment, Inc. and Univision Communications, Inc. He is also a director of Los Angeles Team Mentoring, Inc., a charitable mentoring organization, a director of the Los Angeles Philharmonic Association and is on the Board of Overseers and Art Collectors Council of The Huntington Library, Art Collections and Botanical Gardens.

Michael G. MacDougall. Mr. MacDougall was named a director of the Kraton board of directors on December 23, 2003. Mr. MacDougall is a partner of TPG Capital. Prior to joining TPG Capital in 2002, Mr. MacDougall was a vice president in the Principal Investment Area of the Merchant Banking Division of Goldman, Sachs & Co., where he focused on private equity and mezzanine investments. He is a director of Graphic Packaging Holding Company and Energy Future Holdings Corp. (formally TXU Corp.). Mr. MacDougall served on the board of managers of Texas Genco, LLC prior to its sale to NRG Energy, Inc. in February 2006. He also serves as the Chairman of the Board of The Opportunity Network and is a member of the board of directors of the Dwight School Foundation and Iselsboro Affordable Property. Mr. MacDougall is a graduate of the University of Texas at Austin and received his M.B.A. with distinction from Harvard Business School.

Nathan H. Wright. Mr. Wright was named a director of the Kraton board of directors on July 26, 2005. Mr. Wright has been a principal of TPG’s Operations group for six years, during which time he has supported transformation efforts within TPG portfolio companies. Prior to joining TPG, Mr. Wright spent six years as a consultant with Bain & Company in the firm’s Dallas, Texas, Sydney, Australia and Johannesburg, South Africa offices. He received his M.B.A. from the Tuck School at Dartmouth College. Prior to earning his M.B.A., Mr. Wright worked in the information systems consulting and outsourcing industry for four years and founded an Atlanta-based systems strategy firm. He holds a B.S. degree in Mechanical Engineering from the Rose-Hulman Institute of Technology.

Timothy J. Walsh. Mr. Walsh was named a director of the Kraton board of directors on December 23, 2003. Mr. Walsh is a Managing Director of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Prior to his role with CCMP, Mr. Walsh was a partner with J.P. Morgan Partners, LLC from 1993 to 1999, holding various positions with JPMP in Europe and North America. Prior to 1993, he was a vice president of J.P. Morgan Chase & Co. (formerly The Chase Manhattan Corporation). Mr. Walsh serves as a director of Octagon Credit Investors, LLC, Metokote Corporation, Pliant Corporation and Generac Power Systems, Inc. Mr. Walsh received his B.S. in Economics from Trinity College, Hartford and his M.B.A. from the University of Chicago.

Kevin G. O’Brien. Mr. O’Brien was named a director of the Kraton board of directors on January 31, 2008. Mr. O’Brien is a managing director of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout/growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. Prior to his role with CCMP, Mr. O’Brien was a partner with J.P. Morgan Partners, LLC. Prior to joining JPMP in 2000, Mr. O’Brien worked in the High Yield Capital Markets and High Yield Corporate Finance Groups at Chase Securities and Chemical Securities. Previously, he was a member of the Leveraged Finance Group at Bankers Trust and prior to that, Mr. O’Brien was a Commissioned Officer in the U.S. Navy. Mr. O’Brien serves on the board of directors of CareMore Medical Enterprises, Hanley Wood, LLC, LHP Hospital Group, Inc. and National Surgical Care, Inc. Mr. O’Brien holds a B.A. in Economics and English from the University of Notre Dame and an M.B.A. from the Wharton School of the University of Pennsylvania.

Steven J. Demetriou. Mr. Demetriou was named a director of the Kraton board of directors on December 1, 2004. Mr. Demetriou is currently the Chairman and Chief Executive Officer of Aleris International, Inc., also a TPG portfolio company. Previously, Mr. Demetriou was appointed President and Chief Executive Officer of

Commonwealth Industries, Inc. (a predecessor by merger to Aleris) in June 2004, after serving as a member of that company’s board of directors since 2002. Before joining Commonwealth in 2004, Mr. Demetriou was President and Chief Executive Officer of privately held Noveon, Inc. Prior to that, from 1999 to 2001, he was Executive Vice President of IMC Global Inc. From 1997 to 1999, Mr. Demetriou held various leadership positions with Cytec Industries Inc. From 1981 to 1997, he served in management positions with ExxonMobil Corporation. Mr. Demetriou currently serves on the boards of two publicly owned companies, Foster Wheeler and OM Group, Inc. He has a B.S. degree in Chemical Engineering from Tufts University.

Richard C. Brown. Richard Brown was named a director of Kraton board of directors on May 1, 2008. Mr. Brown is Chief Executive Officer of Performance Fibers, a global leader in high-performance industrial fibers and related materials. Prior to joining Performance Fibers, Mr. Brown was a vice president of W.R. Grace & Co. and President of the Grace Performance Chemicals business, which business included Grace Construction Products, Grace Residential Building Products and Darex Packaging Technologies. Previously, he spent 19 years with General Electric in a series of positions with increasing responsibilities, including President of GE Silicones, Core Products Business and President of GE Sealants & Adhesives. Mr. Brown has a B.S. degree from Plymouth State University (University of New Hampshire system).

Kevin M. Fogarty. Mr. Fogarty was named a director of Kraton board of directors effective as of January 31, 2008, and was appointed President and Chief Executive Officer on January 14, 2008. Prior to being appointed President and Chief Executive Officer, Mr. Fogarty served as our Executive Vice President of Global Sales and Marketing from June 15, 2005. Mr. Fogarty joined us from Invista, where he had served as President for Polymer and Resins since May 2004. For the 13 years prior to his most recent position with Invista, Mr. Fogarty held a variety of roles in Koch Industries Inc.’s companies, including KoSa. Mr. Fogarty earned a B.S. degree in Engineering from the Technical University of Nova Scotia.

Stephen E. Tremblay. Mr. Tremblay was appointed Vice President and Chief Financial Officer on January 21, 2008. From 1997 to 2007, Mr. Tremblay held various financial positions, including Chief Financial Officer at Vertis, Inc. a provider of print advertising and media and technology. From 1990 to 1997, Mr. Tremblay held senior finance positions at Wellman, Inc., a provider of polyester fiber and resins, and from 1983 to 1990 was a member of the accounting and auditing practice at Ernst & Young. Mr. Tremblay earned a B.S. degree in Business Administration from Bryant University and is a Certified Public Accountant.

David A. Bradley. Mr. Bradley was appointed Chief Operating Officer on January 14, 2008 and was previously our Vice President of Global Operations since December 2, 2004. On April 1, 2004, we hired Mr. Bradley as Vice President of Business Transformation. Prior to joining us, he served as the Lexan Manufacturing Manager at GE Plastics’ Mount Vernon, Indiana site. From 1994 to 2004, Mr. Bradley served in a variety of leadership positions for GE Plastics, which included roles in business process development and Six Sigma. He holds a B.S. degree in Chemical Engineering from the University of Louisville.

Richard A. Ott. Mr. Ott has been our Vice President of Global Human Resources and Communications since December 2, 2004. Mr. Ott was the Vice President of Operations and Human Resources from June 2000 to December 2004. From 1998 to 2002, he also served as the Site Manager for the Belpre plant. Mr. Ott started with Shell Chemicals in 1976, where he held various positions in operations and business strategy. He holds a B.S. degree in Industrial Engineering from West Virginia University.

Stephen W. Duffy. Mr. Duffy was appointed Vice President, General Counsel and Secretary on February 4, 2008. Prior to his appointment, Mr. Duffy served as Counsel to Curtis, Mallet-Prevost, Colt & Mosle, LLP where he was responsible for domestic and international energy sector transactions. Mr. Duffy previously served as Senior Vice President, Legal and Government Affairs for Paramount Petroleum Corporation from July 2004 to July 2005, and as Vice President, Global General Counsel and Secretary for KoSa B.V. from December 2000 to April 2004. Mr. Duffy earned an A.B. degree from Duke University and his J.D. degree from Southern Methodist University.

Lothar Freund. Mr. Freund has served as our Vice President of Technology since 2005. He is responsible for Kraton’s global R&D programs and technical service as well as the implementation of the company-wide innovation process. Dr. Freund joined Kraton from Koch Industries, where he served since 1989 in a variety of operating and technical positions in the polyester businesses acquired from Hoechst in 1998, most recently as the manufacturing and technology director of the PET & Nylon Polymer business of Invista, a Koch subsidiary. Dr. Freund holds a Masters Degree and a PhD in Polymer Chemistry from the University of Marburg in Germany.

Larry R. Frazier. Mr. Frazier joined Kraton as Chief Information Officer on November 10, 2008. Prior to joining Kraton, Mr. Frazier was Chief Information Officer for Chevron Phillips Chemical Company, a position he held since July 2000. Previous to this, Mr. Frazier was employed in various management positions with Phillips Petroleum Company (now ConocoPhillips). Earlier in his career he worked for the U.S. federal government as a Statistician/Mathematician. Mr. Frazier earned a B.S. degree in Mathematics from Northeastern Oklahoma State University, a Masters Degree in Electrical Engineering from University of New Mexico, and a Masters in Public Administration from Harvard University.

Our Board of Directors

Our board of directors currently has ten members. Upon the consummation of this offering, we expect to have one director, Mr. Goldstein, who satisfies the current independence requirements of the SEC.

Our bylaws will provide that our board of directors consists of no less than          persons. The exact number of members of our board of directors will be determined from time to time by resolution of a majority of our full board of directors.

Our board of directors will be divided into three classes, with each director serving a three-year term and one class being elected at each year’s annual meeting of stockholders.

Committees of the Board of Directors and Meeting Attendance

We currently have one standing committee: an audit committee. Our board of directors will establish two additional committees prior to the effectiveness of the registration statement: the nominating and corporate governance committee and the compensation committee.

Audit Committee. The primary purpose of the committee is to assist the board of directors in fulfilling its oversight responsibility relating to: (1) the integrity of our financial statements and financial reporting process and our systems of internal accounting and financial controls; (2) the performance of the internal audit services function; (3) the annual independent audit of our financial statements, the engagement of the independent auditors and the evaluation of the independent auditors’ qualifications, independence and performance; and (4) the compliance by us with legal and regulatory requirements, including our disclosure controls and procedures. The committee will also review our critical accounting policies, our annual and quarterly reports on Form 10-K and Form 10-Q and our earnings releases before they are published. The committee has sole authority to engage, evaluate and replace the independent auditor. The committee also has the authority to retain special legal, accounting and other consultants it deems necessary in the performance of its duties. The committee meets regularly with our management, independent auditors and internal auditors to discuss our internal controls and financial reporting process and also meets regularly with the independent auditors and internal auditors in private.

The current members of our Audit Committee are Messrs. Goldstein (chairman), O’Brien, Wright and MacDougall. We expect that Mr. Goldstein will be designated as an “audit committee financial expert” who is independent under the applicable rules of the SEC. We expect to meet the current requirements of the

Sarbanes-Oxley Act of 2002 and the                      rules and regulations as they become applicable to us and to have a majority of independent members within 90 days of listing and a fully independent audit committee within one year.

Compensation Committee. Our Compensation Committee will be a standing committee of our board of directors. The purpose of the committee will be to discharge the responsibility of the board of directors relating to compensation of our directors, executive officers and such other employees as the committee may determine together with management, and related matters.

We expect that our compensation committee members will meet the current requirements of the                  rules and regulations as they become applicable to us.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance committee will be a standing committee of our board of directors. The purpose of the committee will be to identify, evaluate and recommend nominees to our board of directors and committees of our board of directors, evaluate the performance of our board of directors and individual directors and related matters.

The Nominating and Corporate Governance committee will also be responsible for reviewing developments in corporate governance practices, evaluating the adequacy of our corporate governance practices and reporting and making recommendations to the board of directors concerning corporate governance matters.

We expect that our Nominating and Corporate Governance Committee will meet the current requirements of the                  rules and regulations as they become applicable to us.

Compensation Committee Interlocks and Insider Participation

During 2008 the compensation committee of Kraton, consisting of Messrs. Walsh (chairman), Davis and Wright performed the functions of the Compensation Committee. None of the Kraton Compensation Committee members was formerly or during 2008 an officer or employed by us. No executive officer serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

Corporate Governance

Prior to the completion of this offering, our board of directors will adopt procedures and policies to comply with the Sarbanes-Oxley Act of 2002 and the rules adopted by the SEC and the                     , including a code of conduct and ethics applicable to our officers, directors and employees. Upon completion of this offering, our code of conduct and ethics will be available on our website at             .

Director Compensation

Directors who are our employees or representatives of TPG or JPMP are not entitled to receive any compensation for their services. Prior to the completion of this offering our directors were compensated as directors of Kraton. See “Executive Compensation.”

Election of Officers

Our board of directors elects our officers and our officers serve until their successors are duly elected and qualified.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

We do not employ any executive officers. The executives that run our company are employed by Kraton and, therefore, the disclosure in this section relates to those executives. The compensation program for Kraton’s executive officers named in the Summary Compensation Table below (the “Named Executive Officers”) is structured to attract, motivate, retain and reward high quality executives. This section includes information and analysis related to such compensation arrangements of the Named Executive Officers.

Compensation Philosophy and Objectives

Kraton’s Executive Compensation Policy, as established by the Compensation Committee of Kraton, is designed to provide a base salary that is competitive in the marketplace with other privately and publicly owned chemical companies whose revenue is approximately the same as that of Kraton. In 2007, after analyzing the data obtained from outside consultants, the Compensation Committee approved management’s determination of our peer companies to include Berry Plastics Corp., Chemtura Corp., Freescale Semiconductor, Hercules Inc., Koppers Inc., MacDermid Inc., PolyOne Corp., ON Semiconductor Corp., Rockwood Holdings, Inc. and Tronox Inc. The composition of our peer group was last considered in 2007.

The Compensation Committee looks to the aggregate compensation package for each Named Executive Officer to determine the individual elements of each such Named Executive Officer’s pay. The Compensation Committee and the board of directors of Kraton approve an annual variable compensation plan (the “Incentive Compensation Plan”) targeted to pay at a competitive level for the peer group companies, provided that pre-established individual and Kraton performance goals are achieved. The Compensation Committee may also approve the grant of membership units, options, or other equity or equity-based awards from time to time, the value of which is intended to retain and motivate the Named Executive Officers as well as align a portion of their compensation with the performance of Kraton.

The Named Executive Officers each has one or more of the types of awards described under “Equity” below. These awards are intended to align the long-term interests of the Named Executive Officers with those of Kraton and its shareholders, while also promoting retention by utilizing multi-year vesting periods. Generally, Kraton grants equity awards to executives in connection with their commencement of employment with Kraton. The Compensation Committee determines the value of such grants by reviewing compensation practices of peer companies, past practice of Kraton, and individual negotiations with the executive. In addition, the Compensation Committee has the discretion to grant additional equity awards to executives, including the Named Executive Officers, based on the individual’s contributions to Kraton. These grants typically are made on April 1 of each year; however, the Compensation Committee has the discretion to grant such awards throughout the year.

Role of the Compensation Committee

The Compensation Committee of Kraton discharges the responsibility of the board of directors of Kraton relating to the compensation of the Named Executive Officers. The Compensation Committee’s Charter contains detailed information on its duties and function and is available on-line at www.kraton.com/content/released/compensation_committee.pdf.

The Compensation Committee no less frequently than annually reviews Kraton’s goals and objectives related to the compensation of the Named Executive Officers. During that review, the Compensation Committee considers the balance between short-term compensation and long-term incentives, evaluates the performance of the Named Executive Officers in light of the established goals and objectives and sets the compensation levels of the Named Executive Officers based on that evaluation. In determining appropriate compensation levels, the Compensation Committee considers the performance of Kraton and relative shareholder return, the compensation levels of persons holding comparable positions at our peer companies and the compensation given to the Named

Executive Officers in previous years. The Compensation Committee has the ultimate authority and responsibility to engage and terminate any outside consultant to assist in determining appropriate compensation levels for the Named Executive Officers. The Compensation Committee has not hired outside consultant companies to conduct a direct analysis of Kraton’s compensation levels; however, Kraton does subscribe to databases maintained by two independent consultant companies, which include chemical and manufacturing industries of comparable revenue. The largest database utilized is Hay Paynet, which is purchased from the Hay Group, and contains compensation information on numerous jobs and in most countries where Kraton operates. The second database utilized is a purchased compensation survey by Mercer for chemical non-durable manufacturing industries. The Chief Executive Officer (the “CEO”) and the Vice President of Human Resources analyze the data to develop recommendations as to the compensation of the Named Executive Officers. The Compensation Committee then reviews and recommends any changes for subsequent Board approval. Neither the CEO nor the Vice President of Human Resources makes recommendations about his own compensation to the Compensation Committee. Kraton does not otherwise engage the Hay Group or Mercer for any other services.

Components of Direct Compensation

Base Salary

Employment contracts for the Named Executive Officers are established as a result of negotiation between the individual and Kraton at the time of hire, within a reasonable range of compensation determined by competitive data, including that described above, and experience. The Compensation Committee reviews the base salaries of the Named Executive Officers on an annual basis and determines if an increase is warranted based on its review of individual performance, compensation comparisons, and recommendations of the CEO.

As of January 1, 2008, Mr. Fogarty served as Executive Vice President, Global Sales and Marketing with a base salary of $335,000, and Mr. Bradley served as Vice President, Corporate Operations with a base salary of $280,000. On January 14, 2008, the Board of Directors approved an increase to Mr. Fogarty’s base salary to $500,000 and an increase to Mr. Bradley’s base salary to $350,000 upon their appointments as President and CEO, and Chief Operating Officer, respectively.

On February 13, 2009, the Compensation Committee approved a mandatory 10% reduction in base salary for certain senior managers of our company, including the Named Executive Officers, effective April 1, 2009 through December 31, 2009. In the event Kraton’s Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) in fiscal year 2009 equals or exceeds certain pre-established targets, each affected executive shall be entitled to receive a cash payment equal to up to two times the difference between the amount of base salary he/she actually received during 2009 and the amount of base salary he/she would have received during 2009 absent the reduction described above. Any and all such cash payments shall be made no later than March 15, 2010, provided that affected executives shall be entitled to receive the payment only if they are an employee in good standing through the date the payment is actually made. Unless otherwise agreed to in writing by the executive and our company, as of January 1, 2010, each affected executive’s annual base salary shall be equal to the amount of such executive’s base salary prior to the reduction described above, subject to increase for cost of living or otherwise.

As of April 1, 2009, the annual base salary of each of Messrs. Fogarty, Bradley, Tremblay, Ott and Freund was reduced as described above. Each of Messrs. Fogarty, Bradley, Tremblay and Ott entered into a Waiver and Agreement in which each executive consents to the reduction in annual base salary and waives, on a one-time basis, his right to claim “good reason” exists, for purposes of his employment agreement, incentive compensation, equity awards or pursuant to any other agreement the individual has with our company, as a result of such reduction.

Annual Bonus: Incentive Compensation Plan

Pursuant to their employment agreements with Kraton, the Named Executive Officers are eligible to receive annual bonuses with targets equal to 100% of base salary for Mr. Fogarty, 60% of base salary for Mr. Bradley and 50% of base salary for Messrs. Tremblay, Ott and Freund, with maximum bonuses of 200% of base salary for Mr. Fogarty, 120% of base salary for Mr. Bradley, and 100% of base salary for Messrs. Tremblay, Ott and Freund. If such executive’s employment had not been terminated in 2008, Messrs. Gregory and Dekker would have been eligible to receive an annual bonus with a target equal to 100% and 50% of base salary, respectively, and a maximum of 200% and 100% of base salary, respectively. All annual bonuses are paid pursuant to the Incentive Compensation Plan, subject to the discretion of the Compensation Committee to make such adjustments as it deems appropriate, including in certain instances, its discretion to exceed the maximum amount otherwise payable under the plan.

A participant’s annual bonus is a multiple of base salary, his target bonus factor, Kraton’s performance factor and the individual’s performance factor which are then weighed against the performance of all other participants and contractual limits (as described above) to determine the percentage of the common bonus pool he will receive. The Compensation Committee determines Kraton’s performance factor through use of a sliding scale based on the earnings before interest, taxes, depreciation and amortization (“EBITDA”) generated by Kraton, with 100% set at the EBITDA target as set in the annual business plan of Kraton (“Business Plan EBITDA”). Sixty-five percent of Business Plan EBITDA forms a threshold below which the common bonus pool is zero. Based on additional performance criteria such as safety performance, innovation as a percent of total revenue, cost out and pricing initiatives, an additional amount of up to $1 million may be added or subtracted from the common bonus pool amount. Those eligible for payout from the common bonus pool include all employees, with the exception of the non-exempt hourly plant workers at the Belpre Plant, on the payroll as of December 31, 2007. This incentive plan is intended to encourage strong performance on factors that are key to Kraton’s growth and success. Final bonus amounts are adjusted as necessary so as not to exceed the common bonus pool amount or maximum payouts as established by employment contracts (as described above). The Kraton performance factor is thus determined by the actual pool amount divided by the target pool amount as a percentage. The individual performance factor typically ranges from 0 to 2.0 times the individual’s target bonus factor based on the individual’s contributions to Kraton and adherence to Kraton’s company values.

For the bonus year that ended December 31, 2008, the Compensation Committee granted performance bonuses based on the targets set in early 2008. Utilizing the additional performance criteria discussed above, the Compensation Committee also elected to fully fund the additional monies ($1 million) and add them to the pool. The Kraton performance factor for bonus payouts was 200% for 2008.

On February 13, 2009, the Compensation Committee approved and adopted the 2009 Incentive Compensation Plan (the “Plan”), including the performance-based criteria by which potential bonus payouts to participants in the Plan (“Participants”) will be determined. The Plan is designed to attract, retain, motivate and reward officers, including named executive officers, and certain other employees that have been deemed eligible to participate in the Plan.

For the bonus year that ends December 31, 2009, the board of directors of Kraton will establish a common bonus pool based upon EBITDA performance calculations, in accordance with Plan provisions. The potential range for this bonus pool is from zero to $15 million, depending on Kraton’s and individual’s performance factors, including performance criteria to be established by the Committee. Based on additional performance criteria such as safety performance, innovation as a percent to total revenue, cost out, and pricing initiatives, the Committee may add up to $1 million from the bonus pool. Kraton’s 2009 performance will be the most significant factor in determining the size of the bonus pool. Accordingly, the size of the 2009 bonus pool cannot be predicted at this time.

A Participant’s final bonus amount, if any, will be based upon the Participant’s base salary multiplied by the Target Bonus Factor, as defined in the Plan. The Target Bonus Factor for certain executive officers is set forth below. For all other Participants, this range will be from 5% to 50%, depending upon job level. For each Participant, the Target Bonus Factor will be modified by factors for individual and our company performance.

Our company has approved the following Target Bonus Factor based on base salary for each of the following executive officers: Mr. Kevin Fogarty, 100%; Mr. David Bradley, 60%; and Messrs. Stephen Tremblay, Richard Ott, and Lothar Freund, 50%.

Any such bonuses will be paid in cash and Kraton expects that such payments, if any, will be made in the first quarter 2010.

Special Bonus

On January 14, 2008, in consideration of the business environment at that time, the board of directors of Kraton voted to grant special bonus awards to certain executives, including the Named Executive Officers. The Named Executive Officers were entitled to receive two bonus payments, payable on each of January 1, 2008 and July 1, 2008, subject to the executive remaining employed through such payment dates. Had the executive’s employment been terminated by Kraton without cause or by the executive for good reason, in either case in connection with a change in control, then the executive would have been entitled to both bonus payments, to the extent not previously paid.

Equity

Options

On September 9, 2004, TJ Chemical adopted the TJ Chemical Holdings LLC 2004 Option Plan (the “Option Plan”), which allows for the grant to key employees, consultants, members and service providers of TJ Chemical and its affiliates, including Kraton, of non-qualified options (“Options”) to purchase TJ Chemical membership units. The purpose of the plan is to retain talent and improve the growth and profitability of TJ Chemical and its affiliates. The Option Plan originally provided that the aggregate number of membership units with respect to which Options and profits units (described below) may be granted under the Option Plan may not exceed 21,740,802, representing 8% of the outstanding membership units and profits units of TJ Chemical on March 31, 2004, on a fully diluted basis. On August 18, 2008, by recommendation of the Compensation Committee, and with approval of the TJ Chemical’s board of directors, the aggregate number of membership units with respect to which Options and profits units may be granted under the Option Plan was increased to 23,740,802. As of December 31, 2008, there were 23,001,118 Options and profit units granted and outstanding. All Options granted in fiscal year 2008 had an exercise price of $1 per membership unit, which is equal to or in excess of the fair value of a membership unit on the date of grant. The Options generally vest in 20% annual increments from the date of grant. However, the Compensation Committee determined that a shorter vesting period was appropriate for grants made during the 2008 fiscal year and therefore Options granted in 2008 were set to vest in increments of 1/3 over 3 years.

The Compensation Committee administers the Option Plan on behalf of TJ Chemical, including, without limitation, the determination of the individuals to whom grants will be made, the number of membership units subject to each grant and the various terms of such grants. The committee has the right to terminate all of the outstanding Options at any time and pay the participants an amount equal to the excess, if any, of the fair market value of a membership unit as of such date over the exercise price with respect to such Option (i.e., the spread). Generally, in the event of a merger where Kraton is the surviving corporation, the Options will pertain to and apply to the securities that the option holder would have received in the merger. Generally, in the event of a dissolution, liquidation, sale of assets or merger where Kraton is not the surviving corporation, the committee has the discretion to: (1) provide for an “exchange” of the Options for new Options on all or some of the property for which the membership units are exchanged (as may be adjusted by the committee); (2) cancel and cash out the Options (whether or not then vested) at the value of the spread; or (3) provide for a combination of both. Generally, the committee may make appropriate adjustments with respect to the number of membership units covered by outstanding Options and the exercise price in the event of any increase or decrease in the number of membership units or any other corporate transaction not described in the preceding sentence.

In general, on a termination of a Named Executive Officer’s employment, unvested Options automatically expire and vested Options expire on the earlier of (1) the commencement of business on the date the employment is terminated for cause; (2) 90 days after the date employment is terminated for any reason other than cause, death or disability; (3) one-year after the date employment is terminated by reason of death or disability; or (4) the tenth anniversary of the grant date for such Option. In the event the Named Executive Officer’s employment is terminated by Kraton without cause or by the executive officer for good reason within the 2 years immediately following a change in control, all outstanding Options become vested as of such termination and shall expire 90 calendar days after the date the Named Executive Officer’s employment is terminated.

Generally, pursuant to TJ Chemical’s operating agreement, membership units acquired pursuant to the Option Plan are subject to customary tag-along and drag-along rights as well as a call right for the 180-day period following the later of a termination of employment and six months and one-day following the date that units were acquired pursuant to the exercise of the Option. During this 180-day period, TJ Chemical has the right to repurchase each membership unit then owned by the participant at fair value, as determined in good faith by the board of directors of TJ Chemical.

Periodically, the Compensation Committee reviews the option outstanding of Kraton and recommends to TJ Chemical that designated employees be awarded Option grants based on their contributions and/or potential to contribute to the success of Kraton. Option grants may also be made to new employees when they join Kraton. Please see the table below titled “Outstanding Equity Awards at End of Fiscal Year 2008” for more information on the Named Executive Officers’ current outstanding options.

Profits Units of Kraton Management LLC (“Management LLC”)

The Compensation Committee may grant profits units of Management LLC (subject to the pool limitation described above) to Named Executive Officers (“Profits Units”). Profits Units are economically equivalent to options, except that they may provide the recipient/employee with an opportunity to recognize capital gains in the appreciation of TJ Chemical and its affiliates and TJ Chemical and its affiliates will not be entitled to take any deduction at the time of grant or disposition of the Profits Unit by the employee. Generally, 50% of the Profits Units granted will vest when the fair value of TJ Chemical’s assets equal or exceed two times the “Threshold Amount,” which is defined as the value of TJ Chemical’s assets on the date of grant, and 50% of the Profits Units granted will vest when the fair value of TJ Chemical’s assets equal or exceed three times the Threshold Amount, provided that the participant is employed by Kraton or its subsidiaries on such vesting date, and provided further that 100% of the Profits Units shall become vested upon a change in control of TJ Chemical. If at the time TJ Chemical makes a determination as to whether an individual is entitled to any appreciation with respect to the Profits Units, the value of the assets is more than two-times, but less than three-times, the Threshold Amount, a pro rata portion of the second tranche will vest based on the appreciation in excess of the two times Threshold Amount. Messrs. Fogarty, Bradley and Ott currently hold Profits Units. The Profits Units held by Mr. Gregory were on the same terms as those of Mr. Fogarty; however, Mr. Gregory forfeited all Profits Units in connection with his termination of employment. If an executive’s employment terminates prior to any applicable vesting date, such executive shall automatically forfeit all rights to any unvested Profits Units. Upon the occurrence of any distributions received by the Management LLC, the holders of the Profits Units will have a right to receive their pro rata share of the positive difference between initial value of the Profits Units, as determined by the profits unit award agreement, and the then current fair value of the Profits Units, as determined in accordance with the terms of the agreement governing TJ Chemical and the Management LLC. For more information on the Named Executive Officer’s current Profits Units holdings please see the “Outstanding Equity Awards at End of Fiscal Year 2008” table below.

Notional Units and Restricted Units of Management LLC

The Compensation Committee may grant time-vested restricted membership units (“Restricted Units”) and time-vested notional membership unit awards (“Notional Units”) to Named Executive Officers. Holders of Notional Units do not have any beneficial ownership in the underlying membership units, and the grant represents an unsecured promise to deliver membership units or cash on a future date. Actual membership units or cash underlying the awards will not be distributed until the earlier of (1) a change in control or (2) the termination of the grantee’s employment, to the extent vested as of such date.

Each Notional Unit is the equivalent of one notional membership unit of TJ Chemical. Mr. Gregory held 525,000 vested and 350,000 unvested Notional Units as of the date of his termination of employment. Mr. Dekker held 30,000 vested and 120,000 unvested Notional Units as of the date of his termination of employment. In connection with each executive’s termination of employment, all unvested Notional Units were forfeited. Vested Notional Units held by each executive were settled for an equal number of membership units of Management LLC, effective as of the date of termination. Other than pursuant to our Deferred Compensation Plan (see “Components of Post-Employment Compensation—Executive Deferred Compensation Plan” for information on Notional Units granted in connection therewith), Mr. Fogarty is the only Named Executive Officer who held Notional Units as of December 31, 2008. Mr. Fogarty does not have any beneficial ownership in the membership units underlying the Notional Units, and the grant of Notional Units represents an unsecured promise to deliver membership units of TJ Chemical (either directly or through membership units of Kraton Management LLC) on a future date. Notional Units generally vest 20% on each anniversary of the grant date, provided that the executive remains employed through the applicable vesting date. Upon termination of the executive’s employment for any reason, all unvested Notional Units shall immediately and automatically be forfeited unless the executive’s employment is terminated without cause or for good reason during the two-year period immediately following a change in control, in which case all unvested Notional Units shall become immediately vested. Distribution of membership units representing the portion of vested Notional Units shall occur as soon as practicable after the earlier of a change in control or termination of the executive’s employment, provided that following a change in control, unvested Notional Units shall remain outstanding and continue to vest as provided above until his employment terminates. For more information on Mr. Fogarty’s current Notional Units holdings, please see the “Outstanding Equity Awards at End of Fiscal Year 2008” table below.

The Restricted Units are a grant of membership units in Management LLC, subject to certain vesting conditions. Mr. Bradley received a grant of Restricted Units on September 10, 2004 which vest 20% on the first five anniversaries of his employment commencement date (April 1, 2004), provided he remains employed through each such vesting date. Mr. Bradley received an additional grant of Restricted Units on February 1, 2005 which vest 20% on the first five anniversaries of the grant date, provided he remains employed through each such vesting date.

In connection with their promotions, Messrs. Fogarty and Bradley were awarded additional Restricted Units in the amount of 600,000 and 300,000 on June 19, 2008. These Restricted Units vest 1/3 on each of the first three anniversaries of the grant date, provided they remain employed through the vesting date. For more information on Restricted Units, please see the “Grants of Plan-Based Awards in Fiscal Year 2008” and “Outstanding Equity Awards at End of Fiscal Year 2008” tables below.

Mr. Gregory received a grant of Restricted Units on February 1, 2007. Fifty percent of Mr. Gregory’s Restricted Units vested and were delivered to him on February 1, 2008 and 50% would have vested on February 1, 2009, but for his termination of employment.

The other Named Executive Officers do not hold Restricted Units.

Membership Units of Management LLC

The Named Executive Officers were each given the opportunity to purchase membership units of Management LLC, which owns a corresponding number of membership units in TJ Chemical. The membership units are subject to customary tag-along and drag-along rights, as well as a call right in the event of termination of employment.

Fringe Benefits / Perquisites

Pursuant to Mr. Dekker’s employment agreement, while he was employed by Kraton, he was entitled to: (1) housing support; (2) travel expenses for himself and his spouse to travel to and from France; (3) costs associated with maintaining his residence in France during such times as his spouse is in the United States; (4) use of a company car; (5) tax equalization payments; and (6) reimbursement for tax preparation expenses. We believe that the total compensation involved in both direct compensation and indirect compensation associated with the above perquisites remain within market norms for, and that Mr. Dekker’s unique skills and expertise warranted, these benefits.

Kraton reimburses Mr. Freund for travel expenses to his home country of Germany for his direct family members once per year, and for expenses related to tax preparation, consistent with his employment agreement.

No other material fringe benefits or perquisites are provided to the Named Executive Officers.

Components of Post-Employment Compensation

Employment Agreements and Severance Benefits

The employment agreements for each of the Named Executive Officers provide for severance payments upon certain terminations of employment. In the event employment is terminated by us without “cause” or by the Named Executive Officer for “good reason” (as each such term is defined in the employment agreements), the executive would be entitled to eighteen months of salary and medical benefit continuation for Mr. Fogarty and up to twelve months of base salary and medical benefit continuation for all other Named Executive Officers. Upon their termination of employment, Mr. Gregory and Mr. Dekker were provided severance payments consistent with the terms of their employment agreements. As a result of amendments to the employment agreements with the Named Executive Officers in 2007 and 2008, in the event such termination occurs within the one year immediately following a change in control of Kraton, in addition to the salary and benefit continuation otherwise provided upon a termination of employment without cause or for good reason, the Named Executive Officers would be entitled to receive an additional amount equal to the sum of (a) 1.5 times, in the case of Mr. Fogarty, and 1.0 times, in the case each of Messrs. Fogarty, Bradley, Tremblay, Ott and Freund, his target annual bonus and (b) a pro rata portion of the annual bonus he would have earned in the year of termination had his employment not terminated, based upon his date of termination. Mr. Gregory received severance payments equal to 18 months of his annual base salary of $500,000 and medical continuation benefits for 18 months following his termination of employment. Mr. Dekker received severance payments equal to 15 months of his annual base salary of $315,000 plus a prorated target bonus following his termination of employment. For more information on these severance arrangements, see “Named Executive Officers Whose Employment was Terminated in Fiscal Year 2008” below.

For more information on these employment agreements, see “Employment Agreements” below.

U.S. 401K Plan

The Named Executive Officers are eligible to participate in the Kraton Savings Plan (the “Savings Plan”), a broad-based tax-qualified savings plan providing for employer and employee contributions for employees employed within the United States. By contract, Mr. Dekker elected not to participate in the U.S. Savings Plan.

U.S. Defined Benefit Pension Plan

The Named Executive Officers are eligible to participate in our broad-based tax-qualified noncontributory defined benefit pension plan (the “Pension Plan”). Employees hired on or after October 15, 2005, are not eligible to participate in the Pension Plan. The Pension Plan was amended in 2005 to provide participants with a choice, which was effective as of January 1, 2006, between (a) continuing to accrue benefits under the final average pay formula provided for under the Pension Plan or (b) “freezing” benefits under the Pension Plan in exchange for an enhanced benefit under the Savings Plan. For participants who chose to receive the enhanced benefit under the Savings Plan, the Final Average Earnings, Service and Social Security Benefit components of the pension formula were frozen as of December 31, 2005. However, such participants will still be credited with service accumulated after December 31, 2005, for purposes of vesting of benefits under the Pension Plan. By contract, Mr. Dekker elected not to participate in the U.S. Pension Plan.

U.S. Savings Restoration Plan and Pension Restoration Plan

The Named Executive Officers are eligible to participate in a non-qualified defined benefit restoration plan and non-qualified defined contribution restoration plan that are intended to restore certain benefits under the Pension Plan and the Savings Plan, respectively, which would otherwise be lost due to certain limitations imposed by law on tax-qualified plans. By contract, Mr. Dekker elected not to participate in the restoration plans.

Other Pension Plans

While employed by Kraton Polymers France, Mr. Dekker participated in a French pension plan as well as Kraton Polymers France Arial private supplementary pension plan. As a condition to his employment as Chief Financial Officer, Kraton agreed that while he served in such position, Kraton would facilitate Mr. Dekker’s continued participation in the Kraton Polymers France Arial private supplementary pension plan and he was provided comparable coverage within French voluntary plans for social security.

Executive Deferred Compensation Plan

The Named Executive Officers have the option of deferring up to 50% of their annual bonus, if any, which is subsequently converted to Notional Units. Such Notional Units remain outstanding until either (1) a change in control or (2) termination of employment. The amount held pursuant to the plan may ultimately be paid in units of Management LLC.

Retiree Medical Benefits

Health and welfare benefits are provided to eligible employees in the United States, including the Named Executive Officers, who retire from Kraton. Retirees under the age of 65 are eligible for the same medical, dental, and vision plans as active employees, but with a cap that varies based on years of service and ranges from $7,000 to $10,000 per employee for premiums on an annual basis.

Summary Compensation Table

The following table sets forth certain information concerning annual compensation for all persons who served as our Chief Executive Officer during the year ended December 31, 2008, all persons who served as our Chief Financial Officer during the year ended December 31, 2008 and our three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer who were serving as executive officer as of December 31, 2008.

Name and Principal Position(1)(a)	Year (b)	Salary ($) (c)	Stock Awards ($)(3)(4) (e)	Option Awards ($)(3)(5) (f)	Non-Equity Incentive Plan Compensation ($)(6) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(7) (h)	All Other Compensation ($)(8) (i)	Total ($) (j)
Kevin M. Fogarty	2008	494,394	166,111	200,142	1,500,000	1,643	429,664	2,791,954
Chief Executive Officer, and former Exec VP, Sales	2007	330,000	60,000	160,913	0	1,445	20,869	573,227
	2006	315,000	60,000	160,913	150,000	895	42,138	728,946

David A. Bradley	2008	347,622	113,056	96,221	630,000	11,654	420,857	1,619,410
Chief Operating Officer, and former VP, Operations	2007	275,000	60,000	128,299	0	1,658	21,000	485,957
	2006	251,250	60,000	128,299	150,000	3,096	31,700	624,345

Stephen E. Tremblay	2008	332,948	0	99,175	450,000		99,406	981,529
Vice President, Chief Financial Officer

Richard A. Ott	2008	250,000	0	61,404	325,000	246,998	215,000	1,098,402
Vice President, Human Resources and Corporate Communications	2007	227,500	0	127,643	0	156,677	23,600	535,420
	2006	220,000	0	127,643	90,000	47,786	38,278	523,707

Lothar Freund	2008	250,000	0	54,090	250,000		215,000	769,090
Vice President, Technology

George B. Gregory	2008	43,590	(264,667)	151,514	0		1,070,032	1,000,469
Former Chief Executive Officer(1)	2007	487,500	275,000	386,886	0	11,844	41,038	1,202,268
	2006	450,000	275,000	386,886	400,000	7,164	51,997	1,571,047

Nicholas G. Dekker	2008	81,375	(7,500)	32,865	0		500,600	607,340
Former Vice President, Chief Financial Officer(2)	2007	299,250	30,000	83,256	0	0	216,122	628,628
	2006	188,310	7,500	83,256	50,000	0	22,623	351,689

(1)	Mr. Gregory served as our CEO until January 31, 2008. On January 31, 2008, Mr. Fogarty was appointed CEO. Mr. Dekker served as our Vice President, Chief Financial Officer until March 31, 2008. On February 21, 2008, Mr. Tremblay was appointed as our Vice President, Chief Financial Officer.

(2)	Payments to Mr. Dekker in connection with his position at Kraton Polymers France were made in Euros. For purposes of this table, we have assumed an exchange rate of 1.41 U.S. Dollars to Euros, the currency conversion rate as of December 31, 2008, as reported on http://www.oanda.com.

(3)

Amounts set forth in the Stock Awards and Option Awards columns represent the amounts recognized as compensation expense for financial statement reporting purposes in fiscal year 2008 by Kraton with respect to restricted unit awards, notional unit awards (but not profits unit awards as no compensation expense is required to be taken with respect to such awards) and option awards, in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) (“FASB 123R”) (disregarding the estimate of forfeitures related to service-based vesting conditions). A discussion of the assumptions used in this valuation with respect to awards made in fiscal year 2008 may be found in Kraton’s financial statements and accompanying footnotes on F-3. A discussion of the assumptions used in this valuation with respect to awards made in fiscal years prior to fiscal year 2008 may be found in the corresponding sections of Kraton’s financial statements and accompanying footnotes for the fiscal year in which the award was made. In connection with his termination of employment on February 1, 2008, Mr. Gregory forfeited 1,200,000 Options, 200,000 Restricted Units, 350,000 Notional Units and 875,000 Profit Units. In connection with his termination of employment on March 31, 2008, Mr. Dekker forfeited 435,000 Options and 120,000 Notional Units.

(4)	This column consists of awards of Restricted Units and Notional Units. Profits unit awards are not included as no compensation expense is required to be taken with respect to such awards.
(5)	This column consists of awards of Options to purchase membership units of TJ Chemical issued pursuant to the TJ Chemical 2004 Option Plan.
(6)	Amounts listed in this column for 2008 consists of bonuses paid pursuant to the 2008 Incentive Compensation Plan.
(7)	Amounts shown in this column for 2008 are not included in the total for purposes of determining the Named Executive Officers. All amounts in this column reflect the aggregate change in the present value of the Pension Plan in accordance with Item 402(c)(2)(viii)(A). Participants in the Deferred Compensation Plan do not receive preferential earnings on amounts deferred thereunder.
(8)	Amounts in this column consists of (a) a Special Bonus for Messrs. Fogarty, Bradley, Ott, Freund and Gregory in the amount of $400,000, $400,000, $200,000, $200,000, and $600,000; (b) contributions to the Savings Plan by Kraton on behalf of Messrs. Fogarty, Bradley, Tremblay, Ott, Freund and Gregory in the amount of $13,800, $13,800, $6,900, $13,800, 13,800 and $2,615, respectively; (c) contributions to the Deferred Compensation and Restoration Plan by Kraton on behalf of Messrs. Fogarty, Bradley, Tremblay, Ott and Freund in the amount of $15,864, $7,057, $3,088, $1,200 and $1,200; respectively; (d) for Mr. Tremblay a Signing Bonus of $50,000 and relocation costs of $39,418; and (e) for Mr. Dekker employer contributions to a defined contribution plan maintained by Kraton Polymers France in the amount of $5,640; Medical and Disability insurances amounting to $25,549 paid in France; and a payment for accrued vacation at termination in the amount of $6,361. In addition, the column includes severance payments paid to Messrs. Gregory and Dekker in the amount of $1,067,417 and $463,050, respectively.

Grants of Plan-Based Awards in Fiscal Year 2008

Name (a)	Grant Date (b)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(i)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)(3)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)
Kevin M. Fogarty	2/5/2008	191,176	500,000	1,000,000	—	—	—
	6/19/2008							600,000			$534,000
	6/19/2008								3,300,384	$1.00	$1,023,119

David A. Bradley	2/5/2008	80,294	210,000	420,000	—	—	—
	6/19/2008							300,000			$267,000
	6/19/2008								1,122,284	$1.00	$347,908

Stephen E. Tremblay	2/5/2008	66,912	175,000	350,000	—	—	—	—

Richard A. Ott	2/5/2008	36,750	125,000	250,000	—	—	—	—
	6/19/2008								300,000	$1.00	$93,000

Lothar Freund	2/5/2008	36,750	125,000	250,000	—	—	—	—
	6/19/2008								700,000	$1.00	$217,000

George B. Gregory(4)	2/5/2008	—	—	—	—	—	—	—	—	—	—

Nicholas G. Dekker(4)	2/5/2008	—	—	—	—	—	—	—	—	—	—

(1)	These columns provide information on potential payouts under the 2008 Incentive Compensation Plan. For information on amounts actually earned, see the “Summary Compensation Table.”
(2)	Messrs. Fogarty and Bradley were granted 600,000 and 300,000 Restricted Units, respectively, on June 19, 2008 in connection with each of their promotions.
(3)	There is no established public market for membership units of TJ Chemical. Kraton engaged an independent valuation and financial consultant, Corporate Valuation Advisors, Inc., to perform a valuation of the total equity of TJ Chemical Holdings LLC in January 2007 and again in January of 2008. In valuing the equity of TJ Chemical, the consultant relied upon our historical financial statements. In valuing the total equity of TJ Chemical, the consultant utilized the Market Approach. The Market Approach is a valuation technique in which estimated market value is based on market prices in actual transactions. The Market Approach compared Kraton with similar companies that are publicly traded. The technique consists of collecting selling prices for comparable assets. After studying the selling prices, value adjustments are made for comparability differences. This process is essentially one of comparison and correlation. In applying the Market Approach, market and financial data on publicly traded guideline companies was analyzed and relevant valuation multiples were formulated. The consultant considered the outlook of the economy and the current market for publicly traded guideline companies engaged in the same industry or an industry similar in which we compete. The fair value of a membership unit was estimated at $0.87 as of December 31, 2008. Due to the fact that TJ Chemical’s assets consist solely of the assets of Management LLC and its subsidiaries, we have concluded that it is reasonable to assume that membership units of Management LLC have the same value as membership units of TJ Chemical on any given date.
(4)	Due to their terminations of employment, Messrs. Gregory and Dekker were not eligible for payments under the 2008 Incentive Compensation Plan.

The following table sets forth information regarding outstanding equity awards held by our Named Executive Officers as of December 31, 2008.

Outstanding Equity Awards at the End of Fiscal Year 2008

	Option Awards(1)					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable(1) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2) (h)		Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Kevin M. Fogarty	750,000	500,000	—	1.00	7/15/2015
	0	3,300,834	—	1.00	6/19/2018
						120,000	104,400	(4)		—
						600,000	522,000	(5)		—
									300,000	0

David A. Bradley	500,000	125,000	—	1.00	9/9/2014
	225,000	150,000	—	1.00	2/1/2015
	0	1,122,284		1.00	6/19/2018
						40,000	34,800	(5)		—
						40,000	34,800	(5)		—
						300,000	261,000	(5)		—
		0							125,000	0

Stephen E. Tremblay	0	2,400,000	—	1.00	6/19/2018

Richard A. Ott	800,000	200,000	—	1.00	9/9/2014
	0	300,000	—	1.00	6/19/2018
									350,000	0

Lothar Freund	300,000	200,000	—	1.00	9/29/2015
	0	700,000	—	1.00	6/19/2018

George B. Gregory	1,500,000	0	—	1.00	12/2/2014
	300,000	0	—	1.00	2/1/2015

Nicholas G. Dekker	30,000	0	—	1.00	1/1/2014
	85,000	0	—	1.00	4/1/2016
	75,000	0	—	1.00	10/6/2016
									125,000	0

(1)	All options were granted pursuant to the TJ Chemical 2004 Option Plan and relate to the right to purchase membership units in TJ Chemical. All Options prior to 2008 vest in 20% annual increments from the date of grant. Those granted in 2008 vest in 33.33% increments from the date of the grant.
(2)

There is no established public market for membership units of TJ Chemical. The fair value of a membership unit was estimated at $0.87 as of December 31, 2008. Due to the fact that TJ Chemical’s assets consist solely of the assets of Management LLC and its subsidiaries, we have concluded that it is reasonable to assume that membership units of

Management LLC have the same value as membership units of TJ Chemical on any given date. For more information, see the footnotes to the “Grants of Plan-Based Awards in Fiscal Year 2008” table above.
(3)	These are awards of Profits Units. Profit units vest 50% if the assets of TJ Chemical double and an additional 50% if such assets triple in value from the date of the grant of the Profit Units, or 100% upon a change in control. Due to the complexity of the calculations involved in determining how the assets above the Threshold Amount for each profit unit would be allocated among all holders of profit units (especially as Threshold Amounts may vary from award to award) and due to the fact that the value of TJ Chemical’s assets has not increased significantly since the initial grant of Profits Units, Kraton believes that the Profits Units have no discernable market value as of December 31, 2007.
(4)	These are awards of Notional Units. (See “Equity Arrangements—Other Equity Awards” for more information.)
(5)	These are awards of Restricted Units. (See “Equity Arrangements- Other Equity Awards” for more information.)

The following table sets forth information regarding equity awards held by our Named Executive Officers exercised or vested during fiscal year 2008.

Option Exercises and Stock Vested in Fiscal Year 2008

Name(a)	Option Awards Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($)(1) (c)	Stock Awards Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)(1) (e)
Kevin M. Fogarty	0	—	60,000	$54,600
David A. Bradley	0	—	60,000	$54,600
Stephen E. Tremblay	0	—	—	—
Richard A. Ott	0	—	—	—
Lothar Freund	0	—	—	—
George B. Gregory	0	—	725,000	$659,750
Nicholas G. Dekker	0	—	30,000	$27,300

(1)	Membership units were valued at $0.91 per unit on each of the vesting dates in fiscal 2008. See footnotes to the “Grants of Plan-Based Awards in Fiscal Year 2008” table above for more information.

The following table sets forth information regarding participation of our Named Executive Officers in our pension plans.

Pension Benefits in Fiscal Year 2008

Name (a)	Plan name (b)	Number of years credited service (#) (c)	Present value of accumulated benefit ($) (d)	Payments during last fiscal year ($) (e)
Kevin M. Fogarty	Pension Plan	.60	5,453	0
	Pension Benefit	.60	2,385	0
	Restoration Plan

David A. Bradley	Pension Benefit	1.76	11,654	0
	Restoration Plan	1.76	308	0

Stephen E. Tremblay	Pension Plan
	Pension Benefit
	Restoration Plan

Richard A. Ott	Pension Plan	33.26	1,019,107	0
	Pension Benefit	33.26	524,968	0
	Restoration Plan

Lothar Freund	Pension Plan
	Pension Benefit

George B. Gregory	Restoration Plan
	Pension Plan
	Pension Benefit

Nicholas G. Dekker	Restoration Plan

Pension Plan

Kraton maintains a noncontributory defined benefit pension plan (the “Pension Plan”) that covers its U.S. eligible employees, including the Named Executive Officers (other than Mr. Dekker), former employees and retirees. See Note 7(a) in Notes to the Consolidated Financial Statements. Kraton makes contributions on behalf of its eligible employees to the Pension Plan. Employees do not make contributions to the Pension Plan. The Pension Plan is intended to qualify under Section 401 of the Code. Note that employees hired on or after October 15, 2005 are not eligible to participate in the Pension Plan.

Mr. Ott is the only Named Executive Officer that continues to participate in the Pension Plan and accrue benefits thereunder. Benefits under the Pension Plan for Messrs. Bradley and Fogarty were frozen as of December 31, 2005, however, they continue to accumulate years of credited services for purposes of vesting under the plan.

Benefit Restoration Plan

Certain employees, including the Named Executive Officers, are eligible to participate in a non-qualified defined benefit plan (the “Pension Benefit Restoration Plan”) which is intended to restore certain benefits under the Pension Plan which would otherwise be lost due to certain limitations imposed by law on tax-qualified plans.

Nonqualified Deferred Compensation During Fiscal Year 2008

Name (a)	Plan	Executive contributions in last FY ($) (b)	Registrant contributions in last FY ($) (c)(3)	Aggregate earnings in last FY ($) (d)(2)	Aggregate withdrawals and distributions in last FY ($) (e)	Aggregate balance at last FYE (f)
Kevin M. Fogarty	Deferred Compensation and Restoration Plan	15,864	15,864	(17,157)	0	71,296

David A. Bradley	Deferred Compensation and Restoration Plan	7,057	7,057	(21,123)	0	47,396

Stephen E. Tremblay	Deferred Compensation and Restoration Plan	0	3,088	(12)	0	3,076

Richard A. Ott	Deferred Compensation and Restoration Plan	1,200	1,200	(23,016)	0	24,578

Lothar Freund	Deferred Compensation and Restoration Plan	575	575	(882)	0	7,753

George B. Gregory	Deferred Compensation and Restoration Plan	0	0	(10,162)	130,627	0

Nicholas G. Dekker(1)	Deferred Compensation and Restoration Plan	0	0	0	0	0

(1)	Mr. Dekker did not participate in the Deferred Compensation and Restoration Plan in Fiscal Year 2008.
(2)	Participants in the Deferred Compensation and Restoration Plan direct the investment of their account balance in the plan in the same manner that they direct their account in the Savings Plan. In 2008, the Named Executive Officers invested in the following funds with the following annual rates of return: Fidelity Diversified International (-45.21%); Fidelity Freedom Income Fund (-12.14%); Fidelity Freedom 2025 (-33.66%); Fidelity Emerging Markets (-60.83%); Fidelity International Real Estate (-50.52%); DWS Global Opps S (-49.52%); Mutual Discovery A (-26.73%); Fidelity Leveraged Co. Stock (-54.53%); and MSIF Emerging Markets (-56.52%).
(3)	Amounts in this column are included in the “All Other Compensation” column of the Summary Compensation Table.

Deferred Compensation and Restoration Plan

The Deferred Compensation and Restoration Plan is intended to restore certain benefits under the Savings Plan which would otherwise be lost due to restrictions imposed by the Internal Revenue Code. Prior to the commencement of each plan year, participants make elections to defer a portion of their compensation under both the Savings Plan and the Deferred Compensation and Restoration Plan. Contributions by both Kraton and the participant are made to the Savings Plan until the maximum amount permitted by law has been contributed to such plan, after which contributions are made to the Deferred Compensation and Restoration Plan.

Executive Deferred Compensation Plan

Under the Executive Deferred Compensation Plan adopted on May 30, 2006, certain employees are permitted to elect to defer a portion (generally up to 50%) of their annual incentive bonus with respect to each bonus period. Participating employees are credited with a notional number of membership units of Kraton based on the fair value of TJ Chemical membership units as of the date of deferral, although the distribution of membership units in such accounts may be made indirectly through Management LLC. Such membership units will be distributed upon termination of the participant’s employment subject to a call right or upon a change in control, as defined in the plan. We reserved 2 million membership units for issuance pursuant to the Executive Deferred Compensation Plan, and as of December 31, 2007, there were 354,798 membership units outstanding under the Plan.

Pursuant to the participation in the Executive Deferred Compensation Plan, Messrs. Gregory, Dekker, Bradley, Fogarty and Ott hold 101,010; 25,253; 75,758; 75,758; and 22,727 Notional Units, respectively, in their plan accounts as of March 15, 2007, which reflect a deferral of a portion of the annual bonuses with respect to fiscal year 2006 and paid in the first quarter of fiscal year 2007. All such units are 100% vested and subject to the terms of the plan. There were no bonuses paid for fiscal year 2007, therefore none of the Named Executive Officers could participate with respect to their 2007 bonuses.

Termination and Change in Control Payments

The following tables set forth the estimated value of payments and benefits that our Named Executive Officers, other than Messrs. Gregory and Dekker (whose actual termination arrangements are set forth in the narrative following the tables), would be entitled to receive assuming certain terminations of employment and/or assuming a change in control of Kraton, in each case occurring on December 31, 2008 in addition to the amounts they would be entitled to receive pursuant to the Pension Plan, the Benefit Restoration Plan and the Executive Deferred Compensation Plan, each as described above. Complete descriptions of employment agreements immediately follow these tables. Valuations of equity subject to accelerated vesting are made assuming the value of a membership unit is $0.87. As the exercise price for all Options granted is $1.00 per membership unit, the acceleration of an Option as of December 31, 2008 would have $0 value to the executive.

Kevin M. Fogarty

Triggering Event	Severance Payment	Cash-Out Value of Equity-Based Awards that vest as a result of a Triggering Event	Value of Benefit Continuation
Termination of Employment
By Kraton for cause or resignation by executive without good reason	$0	$0	$0
By Kraton without cause, or pursuant to Kraton’s election not to extend the employment term, or by executive for good reason	$750,000(1)	$0	$23,531(2)
By Kraton without cause or by executive for good reason within one year of a change in control(3)	$2,000,000(4)	$0 (3,800,834 Options)	$23,531(2)
		$0 (120,000 Notional Units) $0 (600,000 Restricted Units)
Disability	$0	$0	$15,684(5)
Death	$0	$0	$0
Change in Control	$0	$0	$0

(1)	This figure represents continuation of base salary for a period of 18 months.
(2)	Mr. Fogarty is entitled to medical benefits for himself and his eligible dependents comparable to those received on the date of termination for the shorter of (a) 18 months and (b) the date he is entitled to medical benefits from a new employer.
(3)	Options, Restricted Units and Notional Units vest immediately in the event of such a termination within one year following a change in control.
(4)	This figure represents (a) continuation of base salary for a period of 18 months, (b) 1.5 times Mr. Fogarty’s annual bonus calculated at target level payable as lump sum, and (c) a pro-rata portion of his target annual bonus. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Fogarty would be entitled to receive the entire target bonus for fiscal year 2008.
(5)	Mr. Fogarty is entitled to medical benefits for himself and his eligible dependents comparable to those received on the date of termination for the shorter of (a) 12 months and (b) the date he is entitled to medical benefits from a new employer.

David A. Bradley

Triggering Event	Severance Payment	Cash-Out Value of Equity-Based Awards that vest as a result of a Triggering Event	Value of Benefit Continuation
Termination of Employment
By Kraton for cause or resignation by executive without good reason	$0	$0	$0
By Kraton without cause or by executive for good reason	$350,000(1)	$0	$15,687(2)
By Kraton’s election not to extend the employment term	$350,000(1)	$0	$15,687(2)
By Kraton without cause or by executive for good reason, in either case within one year following a change in control(4)	$770,000(3)	$0 (275,000 Options)	$15,687(2)
		$0 (380,000 Restricted Units)
Disability	$630,000(5)	$0	$0
Death	$630,000(5)	$0	$0
Change in Control	$0	$0	$0

(1)	This figure represents continuation of base salary for a period of 12 months.
(2)	Mr. Bradley is entitled to medical benefits for himself and his eligible dependents comparable to those received on the date of termination for the shorter of (a) 12 months and (b) the date he is entitled to medical benefits from a new employer.
(3)	This figure represents (a) continuation of base salary for a period of 12 months, (b) one times Mr. Bradley’s annual bonus calculated at target level payable as lump sum, and (c) a pro-rata portion of his target annual bonus. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Bradley would be entitled to receive the entire target bonus for fiscal year 2008.
(4)	Options, Restricted Units and Notional Units vest immediately in the event of such a termination within one year following a change in control.
(5)	Disability and Death Severance Payments are comprised of a pro-rata payment of Mr. Bradley’s bonus for the fiscal year in which death or disability occurs, based on actual performance and paid on the date when bonuses are otherwise paid. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Bradley would be entitled to receive the entire bonus amount earned in fiscal year 2008.

Stephen E. Tremblay

Triggering Event	Severance Payment	Cash-Out Value of Equity-Based Awards that vest as a result of a Triggering Event	Value of Benefit Continuation
Termination of Employment
By Kraton for cause or resignation by executive without good reason	$0	$0	$0
By Kraton without cause, or pursuant to Kraton’s election not to extend the employment term, or by executive for good reason	$350,000(1)	$0	$15,687(2)
By Kraton without cause or by executive for good reason within one year of a change in control(3)	$700,000(4)	$0 (2,400,000 Options)	$15,687(2)
Disability	$450,000(5)	$0	$0
Death	$450,000(5)	$0	$0
Change in Control	$0	$0	$0

(1)	This figure represents continuation of base salary for a period of 12 months.
(2)	Mr. Tremblay is entitled to medical benefits for himself and his eligible dependents comparable to those received on the date of termination for the shorter of (a) 12 months and (b) the date he is entitled to medical benefits from a new employer.
(3)	Options, Restricted Units and Notional Units vest immediately in the event of such a termination within one year following a change in control.
(4)	This figure represents (a) continuation of base salary for a period of 12 months, (b) one times Mr. Tremblay’s annual bonus calculated at target level payable as lump sum, and (c) a pro-rata portion of his target annual bonus. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Tremblay would be entitled to receive the entire target bonus for fiscal year 2008.
(5)	Disability and Death Severance Payments are comprised of a pro-rata payment of Mr. Tremblay’s bonus for the fiscal year in which death or disability occurs, based on actual performance and paid on the date when bonuses are otherwise paid. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Tremblay would be entitled to receive the entire bonus amount earned in fiscal year 2008.

Richard A. Ott

Triggering Event	Severance Payment	Cash-Out Value of Equity-Based Awards that vest as a result of a Triggering Event	Value of Benefit Continuation
Termination of Employment
By Kraton for cause or resignation by executive without good reason	$0	$0	$0
By Kraton without cause or by executive for good reason	$125,000-250,000(1)	$0	$15,687(2)
By Kraton’s election not to extend the term	$125,000-250,000(1)	$0	$15,687(2)
By Kraton without cause or by executive for good reason within one year of a change in control(3)	$500,000(4)	$0 (500,000 Options)	$15,687(2)
Disability	$325,000(5)	$0	$0
Death	$325,000(5)	$0	$0
Change in Control	$0	$0	$0

(1)	Mr. Ott is entitled to at least 6 months continued base salary. Any additional severance is payable only so long as he does not become employed with a subsequent employer.
(2)	Mr. Ott is entitled to medical benefits for himself and his eligible dependents comparable to those received on the date of termination for the shorter of (a) 12 months and (b) the date he is entitled to medical benefits from a new employer.
(3)	Options, Restricted Units and Notional Units vest immediately in the event of such a termination within one year following a change in control.
(4)	This figure represents (a) continuation of base salary for a period of 12 months, (b) one times Mr. Ott’s annual bonus calculated at target level payable as lump sum, and (c) a pro-rata portion of his target annual bonus. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Ott would be entitled to receive the entire target bonus for fiscal year 2008.
(5)	Disability and Death Severance Payments are comprised of a pro-rata payment of Mr. Ott’s bonus for the fiscal year in which death or disability occurs, based on actual performance and paid on the date when bonuses are otherwise paid. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Ott would be entitled to receive the entire bonus amount earned in fiscal year 2008.

Lothar Freund

Triggering Event	Severance Payment	Cash-Out Value of Equity-Based Awards that vest as a result of a Triggering Event	Value of Benefit Continuation
Termination of Employment
By Kraton for cause or resignation by executive without good reason	$0	$0	$0
By Kraton without cause, or pursuant to Kraton’s election not to extend the employment term, or by executive for good reason	$125,000-250,000(1)	$0	$15,687(4)
By Kraton without cause or by executive for good reason within one year of a change in control(2)	$500,000(3)	$0 (900,000 Options)	$15,687(4)
Disability	$250,000(5)	$0	$0
Death	$250,000(5)	$0	$0
Change in Control	$0	$0	$0

(1)	Mr. Freund is entitled to at least 6 months continued base salary. Any additional severance is payable only so long as he does not become employed with a subsequent employer.
(2)	Options, Restricted Units and Notional Units vest immediately in the event of such a termination within one year following a change in control.
(3)	This figure represents (a) continuation of base salary for a period of 12 months, (b) one times Mr. Freund’s annual bonus calculated at target level payable as lump sum, and (c) a pro-rata portion of his target annual bonus. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Freund would be entitled to receive the entire target bonus for fiscal year 2008.
(4)	Mr. Freund is entitled to medical benefits for himself and his eligible dependents comparable to those received on the date of termination for the shorter of (a) 12 months and (b) the date he is entitled to medical benefits from a new employer.
(5)	Disability and Death Severance Payments are comprised of a pro-rata payment of Mr. Freund’s bonus for the fiscal year in which death or disability occurs, based on actual performance and paid on the date when bonuses are otherwise paid. The tables assume a December 31, 2008 termination date, and, therefore, Mr. Freund would be entitled to receive the entire bonus amount earned in fiscal year 2008.

Employment Agreements.

On January 14, 2008, Mr. Gregory resigned as Chief Executive Officer of Kraton effective January 31, 2008. He remained a consultant of Kraton through June 30, 2008 pursuant to a consulting agreement with Kraton, described below. Mr. Fogarty entered into a new agreement with Kraton in connection with his appointment as the President and Chief Executive Officer effective January 31, 2008. Mr. Bradley succeeded Mr. Fogarty as Chief Operating Officer and entered into a new employment agreement with Kraton to set forth the terms of his new position. On December 31, 2008, Kraton entered in an Employment Agreement with Mr. Freund, similar in form to those with other Named Executive Officers that effectively restated earlier letter agreements between Mr. Freund and Kraton. The employment agreements for Messrs. Bradley, Fogarty, Ott and Tremblay were immaterially amended in December of 2008 to provide technical compliance with Section 409A of the Code.

The employment agreements for Messrs. Fogarty, Bradley, Tremblay, Ott and Freund provide for an annual base salary of $500,000, $350,000, $350,000, $250,000 and $250,000, respectively. The Employment Agreements provide for target and maximum bonus opportunities of 100% and 200% of base salary for Mr. Fogarty, 60% and 120% of base salary for Mr. Bradley and 50% and 100% of base salary for each of Messrs. Tremblay and Freund. Mr. Ott’s agreement provides for a target incentive bonus of 50% of base salary and does not provide a maximum incentive bonus. The employment agreements for Messrs. Gregory and Dekker provided for an annual base salary of $500,000 and $315,000, respectively, and target bonus opportunities of 100% and 60% of base salary, respectively. Please see the section entitled “Base Salary” above for information regarding decreases in salary for fiscal year 2009.

Severance Arrangements as Set Forth in Employment Agreements.

The employment agreements generally set forth the severance, if any, a Named Executive Officer is entitled to under varying circumstances. The provisions of the Named Executive Officer’s agreements (other than those for Messrs. Gregory and Dekker, which are described below) that are related to payments on termination of employment and change in control are set forth in the tabular disclosure directly above under the heading “Termination and Change in Control Payments.”

Generally, the employment agreements define “Cause” to mean (A) the executive’s continued failure substantially to perform the executive’s duties, provided that Kraton cannot terminate the executive’s employment for Cause because of dissatisfaction with the quality of services provided by or disagreement with the actions taken by him or her in the good faith performance of his or her duties to Kraton; (B) failure to maintain his principal residence in the same metropolitan area as Kraton’s principal headquarters, or elsewhere as mutually agreed; (C) theft or embezzlement of the property of Kraton; (D) executive’s conviction of or plea of guilty or no contest to (x) a felony or (y) a crime involving moral turpitude; (E) the executive’s willful malfeasance or willful misconduct in connection with his or her duties under the employment agreement or any act or omission which is materially injurious to the financial condition or business reputation of Kraton or any of its subsidiaries or affiliates; or (F) the executive’s breach of the restrictive covenants in the employment agreement.

Generally, the employment agreements define “Good Reason” to mean (A) the failure of Kraton to pay the executive’s Base Salary or Annual Bonus (if any) when due; (B) a reduction in the executive’s Base Salary, the Target Annual Bonus opportunity, or Employee Benefits other than an across-the-board reduction; (C) a relocation of the executive’s primary work location more than 50 miles from Houston, TX, without written consent; or (D) a material reduction in the executive’s duties and responsibilities, provided that none of these events shall constitute Good Reason unless Kraton fails to cure such event within 30 days after receipt from the executive of written notice and provided further that “Good Reason” shall cease to exist for an event on the 60th day following the later of its occurrence or the executive’s knowledge thereof, unless the executive has given Kraton written notice thereof prior to such date.

Each of the Named Executive Officers’ employment agreements provide for customary restrictive covenants, including non-competition and non-solicitation provisions for a period of 12 months following termination of employment as well as confidentiality provisions.

Named Executive Officers Whose Employment Terminated in Fiscal Year 2008.

Upon their termination of employment, Mr. Gregory and Mr. Dekker were provided severance payments consistent with the terms of their employment agreements. Mr. Gregory’s payments and benefits were set forth in a separation agreement entered into with Kraton, effective January 14, 2008. The separation agreement provided Mr. Gregory with severance payments equal to 18 months of his annual base salary of $500,000 (for a total of $750,000) and medical continuation benefits for 18 months following his termination of employment (for an aggregate cost of $20,152). Mr. Dekker did not enter into a separate separation agreement. Pursuant to his employment agreement, as amended, he received severance payments equal to 15 months of his annual base salary of $330,750 (for a total of $413,438) plus a prorated target bonus (for a total of $49,613) following his termination of employment (for an aggregate cost of $463,050).

Mr. Gregory’s Employment Agreement provided, in the event that his employment is terminated without cause or by him for good reason (as each term is defined in his employment agreement), Mr. Gregory would be entitled to, subject to his execution of a general release and waiver, (1) a continuation of his annual base salary for the 18-month period following the termination of employment and (2) medical benefits for himself and his eligible dependents during such salary continuation period. If Mr. Gregory had been terminated without cause or for good reason during the one-year period immediately following a change in control, he would also have received the sum of (a) 1.5 times his annual target bonus and (b) a pro rata portion of the annual bonus he would have earned had his employment not terminated. In addition, upon such a termination following a change in control, benefit continuation would have applied to all benefits, not just medical benefits.

On January 24, 2008, Kraton entered into a Separation Agreement with Mr. Gregory effective as of February 1, 2008. The terms of the separation with Mr. Gregory provide, among other things, a payment of 1.5 times his annual base salary, paid in installments through 2008 and completed in lump sum in January 2009, and continued medical benefits through August 1, 2009. Mr. Gregory also received his entire special bonus of $600,000. In addition, Kraton agreed to repurchase certain of Mr. Gregory’s vested equity-based rights. Mr. Gregory forfeited all unvested Options and other equity-based awards, and is otherwise subject to customary confidentiality obligations indefinitely, as well as non-competition, non-solicitation and non-disparagement obligations for one year following his termination of employment.

On February 1, 2008, Kraton entered into a consulting agreement with Mr. Gregory, effective as of February 1, 2008. The terms of the consulting agreement provided, among other things, that Mr. Gregory would be a consultant to Kraton from February 1, 2008 to June 30, 2008. In exchange for his consulting services, Kraton paid Mr. Gregory a fee equal to $93,750 in the aggregate, in monthly installments over the consulting period. In addition, had certain corporate events occurred during fiscal year 2008, Kraton would have paid Mr. Gregory a cash bonus equal to $1,750,000. These events did not occur, and Mr. Gregory was not paid that cash bonus.

Mr. Dekker’s employment agreement was amended in 2008 to provide that in the event (a) his employment term expired, (b) he was terminated by Kraton without cause, (c) he terminated his employment for good reason, or (d) he terminated his employment for no reason after Kraton’s 2007 annual report on form 10-K was filed (in each case as such terms are defined in his employment agreement) he would be entitled to a lump-sum payment equal to (1) 12 months of Mr. Dekker’s annual base salary, and (2) a pro rata portion of any 2008 annual bonus that Mr. Dekker would have been entitled to receive based upon the percentage of the fiscal year that shall have elapsed through the date of Mr. Dekker’s termination of employment, payable when such annual bonus would have otherwise been payable had his employment not terminated. In addition, as consideration for Mr. Dekker’s agreement to extend the employment term, upon a termination under the circumstances set forth in the previous sentence, Mr. Dekker was also entitled to receive a lump sum payment equal to three months base salary plus 25% of his target annual bonus for 2008. Furthermore, Kraton agreed not to exercise its right to repurchase shares from Mr. Dekker received through equity incentive awards to the extent such rights are triggered solely as a result of the termination of Mr. Dekker’s employment, and agreed that Mr. Dekker would continue to vest in any incentive awards that are Options to purchase units granted pursuant to the terms of the TJ Chemicals 2004 Option Plan as if Mr. Dekker remained employed until at least January 1, 2008 and that any vested units shall remain outstanding for the remainder of such Options’ ten-year term.

The following table sets forth certain information regarding the compensation of our directors.

Director Compensation During Fiscal Year 2008

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($)(1)(2) (d)	All Other Compensation ($) (g)	Total ($) (h)
James R. Ball(3)	$3,333	0	$2,391	0	$5,724
Richard C. Brown	$37,379	0	$11,344	0	$47,800
Kelvin L. Davis(4)	0	0	0	0	0
Steven J. Demetriou	$25,000	0	$2,276	0	$27,276
Barry J. Goldstein	$47,393	0	$11,344	0	$58,737
Michael G. MacDougall(4)	0	0	0	0	0
Kevin G. O’Brien(4)	0	0	0	0	0
Dan F. Smith	$181,319	0	$42,352	0	$223,671
Timothy J. Walsh(4)	0	0	0	0	0
Nathan H. Wright(4)	0	0	0	0	0

(1)	Amounts set forth in the Option Awards column represent the amounts recognized as compensation expense for financial statement reporting purposes in fiscal year 2008 by Kraton with respect to Option awards in accordance with FASB 123R (disregarding the estimate of forfeitures related to service-based vesting conditions). A discussion of the assumptions used in this valuation with respect to awards made in fiscal year 2008 may be found in Kraton’s financial statements and accompanying footnotes on F-3. A discussion of the assumptions used in this valuation with respect to awards made in fiscal years prior to fiscal year 2008 may be found in the corresponding sections of the Kraton’s financial statements and accompanying footnotes for the fiscal year in which the award was made.
(2)	As of December 31, 2008, Messrs. Ball, Brown, Demetriou, Goldstein and Smith, each held an aggregate of 100,000, 225,000, 125,000, 225,000 and 200,000, Options, respectively. Following his resignation, Mr. Ball retained his 37,500 unvested options which will continue vest in accordance with the normal vesting schedule and are schedule to vest with respect to 25,000 on December 1, 2009 and with respect to 12,500 on December 1, 2010. Mr. Demetriou’s options vest with respect to 50% on each of the first and second anniversaries of the grant date. Mr. Demetriou currently holds 37,500 unvested options, which are scheduled to vest with respect to 25,000 on December 1, 2009 and with respect to 12,500 on December 1, 2010. Mr. Brown’s options and Mr. Goldstein’s options vest with respect to 33.33% on each of the first three anniversaries of the grant date, May 1, 2008. Mr. Smith’s options will vest 100% on December 1, 2009, the first anniversary of the grant date. Directors do not receive other equity-based awards.
(3)	Mr. Ball resigned from the Board, effective May 1, 2008.
(4)	As employees or representatives of TPG or JPMP, Messrs. Davis, MacDougall, Walsh, Wright and O’Brien received no compensation for their services to the Board or its committees in 2008.

Messrs O’Brien, Smith, Goldstein and Brown joined our Board on the dates of January 31, 2008, February 4, 2008, May 1, 2008 and May 1, 2008, respectively.

Directors who are employees or representatives of TPG or JPMP do not receive any compensation for their services to the Board or its committees. Mr. Ball served as the Chairman of the Audit Committees for the Boards of each of Kraton and Polymer Holdings until May 1, 2008 and received total annual fees for 2008 of $3,333. Mr. Brown is entitled to an annual director fee of $50,000, which was prorated in 2008 for a total of $33,379. In addition, Mr. Brown receives $2,000 for his participation in person in Board meetings. In 2008, Mr. Demetriou received an annual director fee of $25,000, paid quarterly. Mr. Goldstein received an annual director fee of $50,000 and is entitled to a supplemental fee for serving as Audit Committee chairman of $15,000. All of Mr. Goldstein’s annual fee based compensation was prorated in 2008 for a total of $47,393. In addition, Mr. Goldstein receives $2,000 for his participation in person in Board meetings. Mr. Smith is entitled to an annual director fee of $200,000, which was prorated in 2008 for a total of $181,319.

Mr. Ball did not receive any grants of Options in 2008. On May 1, 2008, Mr. Brown and Mr. Goldstein each received 225,000 Options, which vest 33.33% on the first three anniversaries of the grant date, contingent upon continued service. Mr. Demetriou received 25,000 Options on December 1, 2008, pursuant to his annual grant. These Options will vest 50% per year on each of the first two anniversaries of the grant date so long as the Mr. Demetriou continues to serve as a director. On February 4, 2008, Mr. Smith was granted 200,000 options at a grant price of $1, which will vest 100% on the first anniversary of the grant date.

Indemnification of Officers and Directors and Limitation of Liability

Prior to the closing of this offering, we will incorporate in the State of Delaware and adopt and file a certificate of incorporation and bylaws. Our certificate of incorporation and bylaws will provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on behalf of us. In addition, the certificate of incorporation will provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper personal benefit from their action as directors. We maintain liability insurance that insures our directors and officers against certain losses and that insures us against our obligations to indemnify our directors and officers.

In addition, we will enter into indemnification agreements with each of our directors and officers prior to the closing of this offering. These agreements, among other things, will require us to indemnify each director and officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines, and settlement amounts incurred by the director or officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or officer. At present, we are not aware of any pending or threatened litigation or proceeding involving any of our directors, officers, employees, or agents in which indemnification would be required or permitted. We believe provisions in our certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

PRINCIPAL AND SELLING STOCKHOLDERS

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Percentage of beneficial ownership is based on              shares of common stock outstanding after giving effect to our corporate reorganization, and              shares of common stock to be outstanding after the completion of this offering, assuming no exercise of the option to purchase additional shares, or              shares, assuming full exercise of the option to purchase additional shares. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder.

The following table sets forth information regarding the beneficial ownership of our common stock by each person, or group of affiliated persons, whom we know beneficially owns more than five percent of our outstanding common stock securities immediately prior to the completion of this offering, but after giving effect to the reorganization transactions that are described under “Certain Relationships and Related Party Transactions – Reorganization Transactions.”

For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Title of Class	Name and Address of Beneficial Owner	Shares Beneficially Owned Before This Offering(1)			Shares Offered Hereby	Shares Beneficially Owned After This Offering Without Exercise of Option		Shares Beneficially Owned After This Offering With Exercise of Option
		Number	Percent			Number	Percent	Number	Percent
Common Stock	TPG Advisors III, Inc. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102		30.0	%(2)

Common Stock	TPG Advisors IV, Inc. 301 Commerce Street, Suite 3300 Fort Worth, Texas 76102		30.0	%(2)

Common Stock	JPMP Capital Corp. c/o J.P. Morgan Partners, LLC 270 Park Avenue, 39th Floor New York, New York 10017		40.0	%(3)

(1)	Shares shown in the table above include shares held in the beneficial owner’s name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner’s account.
(2)

TPG Advisors III, Inc. (“TPG Advisors III”) is the general partner of TPG GenPar III, L.P., which in turn is the sole general partner of each of TPG Partners III, L.P. (“Partners III”), TPG Parallel III, L.P. (“Parallel III”),

TPG Investors III, L.P. (“Investors III”), FOF Partners III, L.P. (“FOF”) and FOF Partners III-B, L.P. (“FOF B”) and the sole member of TPG GenPar Dutch, L.L.C., which is the general partner of TPG Dutch Parallel III, C.V. (“Dutch Parallel III”). Partners III, Parallel III, Investors III, FOF, FOF B and Dutch Parallel III are the members of TPG III Polymer Holdings LLC, which holds 30% of the voting interests in TJ Chemical Holdings LLC. TPG Advisors IV, Inc. (“TPG Advisors IV”) is the general partner of TPG GenPar IV, L.P., which in turn is the sole general partner of TPG Partners IV, L.P. (“Partners IV”). Partners IV is the sole member of TPG IV Polymer Holdings LLC, which holds 30% of the voting interests of Chemical Holdings. TPG Advisors III and TPG Advisors IV may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to beneficially own all of the securities held by TPG III Polymer Holdings LLC and TPG IV Polymer Holdings LLC, respectively. David Bonderman and James G. Coulter are directors, officers and sole shareholders of each of TPG Advisors III and TPG Advisors IV, and therefore, Messrs. Bonderman and Coulter may be deemed to be the beneficial owners of the equity securities held by TPG III Polymer Holdings LLC and TPG IV Polymer Holdings LLC.

(3)	Includes 22.6%, 5.4%, 0.8%, 2.3%, 0.3%, 0.4%, 0.9%, 1.0%, 6.0% and 0.4% indirectly owned by J.P. Morgan Partners (BHCA), L.P., (“JPMP BHCA”), J.P. Morgan Partners Global Investors, L.P., JPMP Global Fund/Kraton A. L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., JPMP Global Fund/Kraton, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., JPMP Global Fund/Kraton/Selldown, L. P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., and JPMP Global Fnd/Kraton/Selldown II, L.P. (collectively, the “Global Investor Funds”), respectively. The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. (“JPMP MFM”). The general partner of each of the Global Investor Funds is JPMP Global Investors, L.P. (“JPMP Global”). JPMP Capital Corp., a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly traded company, is the general partner of each of JPMP MFM and JPMP Global. Voting and disposition decisions at JPMP Capital Corp. are made by three or more of its officers, and therefore no individual officer of JPMP Capital Corp. is the beneficial owner of the securities. The address for each of these entities is 270 Park Avenue, New York, New York 10017, except that the address of each Cayman Global Fund Entity is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands.

The following table sets forth information regarding the beneficial ownership of each class of our company’s equity securities through their ownership of interests in TJ Chemical by each of our directors and each of the executive officers identified in the Summary Compensation Table set forth under “Executive Compensation” and our directors and executive officers as a group immediately prior to the completion of this offering, but after giving effect to the reorganization transactions that are described under “Certain Relationships and Related Party Transactions – Reorganization Transactions.”

Title of Class	Name and Address of Beneficial Owner	Shares Beneficially Owned Before This Offering		Shares Offered Hereby	Shares Beneficially Owned After This Offering Without Exercise of Option		Shares Beneficially Owned After This Offering With Exercise of Option
		Number	Percent		Number	Percent	Number	Percent
Common Stock	Dan F. Smith
Common Stock	Barry J. Goldstein
Common Stock	Kelvin L. Davis
Common Stock	Michael G. MacDougall
Common Stock	Nathan H. Wright
Common Stock	Timothy J. Walsh
Common Stock	Kevin G. O’Brien
Common Stock	Steven J. Demetriou
Common Stock	Richard C. Brown
Common Stock	Kevin M. Fogarty
Common Stock	Stephen E. Tremblay
Common Stock	David A. Bradley
Common Stock	Richard A. Ott
Common Stock	Lothar Freund

Common Stock	All executive officers and directors as a group:

Non-voting Equity Security	Dan F. Smith
Non-voting Equity Security	Barry J. Goldstein
Non-voting Equity Security	Kelvin L. Davis
Non-voting Equity Security	Michael G. MacDougall
Non-voting Equity Security	Nathan H. Wright
Non-voting Equity Security	Timothy J. Walsh
Non-voting Equity Security	Kevin G. O’Brien
Non-voting Equity Security	Steven J. Demetriou
Non-voting Equity Security	Richard C. Brown
Non-voting Equity Security	Kevin M. Fogarty
Non-voting Equity Security	Stephen E. Tremblay
Non-voting Equity Security	David A. Bradley
Non-voting Equity Security	Richard A. Ott
Non-voting Equity Security	Lothar Freund

Non-voting Equity Security	All executive officers and directors as a group:

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Conversion of Corporate Form. Prior to the closing of the offering, we will reorganize as a Delaware corporation under the name Kraton Performance Polymers, Inc.

TJ Chemical Limited Liability Company Operating Agreement. In connection with the acquisition of Kraton by TPG and JPMP on December 23, 2003, TPG III Polymer Holdings LLC, or TPG III Holdings, TPG IV Polymer Holdings LLC, or TPG IV Holdings and JPMP established TJ Chemical. We refer to TPG III Holdings and TPG IV Holdings together as the TPG Parties. Pursuant to the limited liability company operating agreement of TJ Chemical, each of the TPG Parties received approximately a 30% membership interest in TJ Chemical, and JPMP received approximately a 40% membership interest. In addition, members of our management received equity or profit interests in TJ Chemical.

Pursuant to TJ Chemical’s limited liability company operating agreement, initially each of the TPG Parties was entitled to designate or nominate two directors of TJ Chemical and JPMP was entitled to elect four directors of TJ Chemical. Our board of directors includes the directors of TJ Chemical. The remainder of our board of directors consists of our chief executive officer and three independent directors. Pursuant to TJ Chemical’s limited liability company agreement, one independent director was nominated by each of the TPG Parties and JPMP and the third director was selected jointly by the TPG Parties and JPMP. The number of directors that the TPG Parties or JPMP are entitled to designate or nominate will decrease in the event that their respective ownership percentages decrease below specified percentages. TJ Chemical’s limited liability company agreement requires the approval of both the TPG Parties and JPMP for certain fundamental matters with respect to Kraton and places certain restrictions on the transfer of their interests in TJ Chemical. Each party also has the right to participate in certain dispositions by the other parties and can be required to participate on the same terms in any sale by the other parties that sell in excess of a specified percentage of their original interests.

TJ Chemical’s Option. In connection with the consummation of the acquisition, TJ Chemical acquired from us an option to purchase all of its outstanding equity interests in Kraton free and clear of all liens, claims and encumbrances other than those created in connection with the senior secured credit facility. The option is exercisable at any time until the seventh anniversary of the acquisition (December 23, 2010), for a purchase price in cash, referred to as the Call Option Price, equal to $400 million on or prior to the first anniversary of the acquisition, $405 million thereafter but on or prior to the second anniversary of the acquisition, $281 million thereafter but on or prior to the third anniversary of the acquisition, $286 million thereafter but on or prior to the fourth anniversary of the acquisition, $771 million thereafter but on or prior to the fifth anniversary of the acquisition, $1.071 billion thereafter but on or prior to the sixth anniversary of the acquisition and $1.371 billion thereafter until the option expires. The call option price shall be adjusted under certain circumstances, to take into account contributions made by us to Kraton or any material distributions made by Kraton to us. On or prior to the closing of this offering, we will terminate the option.

Registration Rights Agreement. TJ Chemical also entered into a registration rights agreement with the TPG Parties and JPMP. Pursuant to this agreement, the TPG Parties and JPMP can cause TJ Chemical to register their interests in TJ Chemical under the Securities Act and to maintain a shelf registration statement effective with respect to such interests. The TPG Parties and JPMP are also entitled to participate on a pro rata basis in any registration of the equity interests of TJ Chemical under the Securities Act.

Pursuant to the TJ Chemical’s limited liability company operating agreement, in the event there is a registered public offering of either our or Kraton’s equity securities, the TPG Parties and JPMP will require either us or Kraton, as applicable, to enter into a registration rights agreement providing the TPG Parties and JPMP the same registration rights as described in the previous paragraph with respect to either our or Kraton’s equity securities, as applicable.

Management Services Agreement. Upon the consummation of the acquisition, Kraton paid a transaction fee to the general partner of TPG Partners III, L.P. in the amount of approximately $4.0 million, to the general partner of TPG Partners IV, L.P. in the amount of approximately $4.0 million and to JPMP in the amount of $2.5 million. In addition, in connection with the acquisition, Kraton entered into a management services agreement with these parties. Under the management agreement, in exchange for consulting and management advisory services provided to Kraton, a management fee of $0.5 million per quarter will be paid that will be divided among these parties in accordance with the respective ownership percentages in TJ Chemical held by the relevant funds for the first four payments and, thereafter, in accordance with the respective contributions with respect to such services of the relevant funds. This management fee will be subordinated to the senior subordinated notes in the event of a bankruptcy of Kraton.

Related Transactions. We own a 50% equity investment in a manufacturing joint venture with JSR Corporation (“JSR”) under the name of Kraton JSR Elastomers K.K. (“KJE”) located in Kashima, Japan. KJE manufactures thermoplastic rubber (“TR”), which is a wholly or predominantly composed of a block co-polymer comprising styrene blocks with butadiene and / or isoprene polymer blocks. KJE produces TR for sale to third party customers only through Kraton and JSR. We and JSR separately, but with equal rights, participate as distributors in the sales of the TR produced by KJE. During the years ended December 31, 2008, 2007 and 2006 Kraton made sales of TR on behalf of KJE of approximately $37.9 million, $39.7 million and $33.4 million, respectively. From time to time, KJE will purchase TR products from Kraton. For the years ended December 31, 2008, 2007 and 2006, we had sales of our products to KJE of approximately $0.6 million, $1.2 million and $1.1 million, respectively.

Policy Concerning Related Party Transactions. In connection with this offering, we will adopt a formal written policy concerning related party transactions.

DESCRIPTION OF CAPITAL STOCK

Upon the closing of this offering, our authorized capital stock will consist of shares of common stock, $         par value. The following description summarizes important terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description, you should refer to our certificate of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant portions of the Delaware General Corporation Law.

Common Stock

General. After giving effect to our reorganization, there were              shares of our common stock outstanding owned by TJ Chemical. After this offering, there will be              shares of our common stock outstanding, or              shares if the underwriters exercise their over-allotment option in full.

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be impacted by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.

Liquidation, Dissolution, and Winding Up. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Preemptive Rights. Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking funds provisions applicable to our common stock.

Assessment. All outstanding shares of our common stock are, and the shares of our common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock.

Our certificate of incorporation will authorize the issuance of up to                  shares of preferred stock. Prior to the consummation of this offering, there were no shares of preferred stock outstanding.

Our board of directors may issue preferred stock, without stockholder approval, in such series and with such designations, preferences, conversion or other rights, voting powers and qualifications, limitations or restrictions thereof, as the board of directors deems appropriate. While the board of directors has no current intention of doing so, it could, without stockholder approval, issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and impact other rights of the holders of the common stock. Our board of directors may issue preferred stock as an anti-takeover measure without any further action by the holders of common stock. This may have the effect of delaying, deferring or preventing a change of control of our company by increasing the number of shares necessary to gain control of the company. Except as described below, our board of directors has not authorized the issuance of any shares of preferred stock, and we have no agreements or current plans for the issuance of any shares of preferred stock.

Options

As of                     , 2009, there were no options to purchase common stock outstanding other than the option of TJ Chemical that will be terminated on or prior to the closing of this offering. See “Certain Relationships and Related Party Transactions—TJ Chemical’s Option.”

Provisions in Our Charter and Bylaws

Bylaws. Our bylaws provide that:

•	any action to be taken by our stockholders must be effected at a duly called annual or special meeting and not by a consent in writing,

•	annual or special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors or by the chairman of the board,

•	our board of directors is divided into three classes, with each class serving for a term of three years,

•	vacancies on the board, including newly created directorships, can be filled for the remainder of the relevant term by a majority of the directors then in office, and

•	our directors may be removed only for cause.

Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice to us in writing. To be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders. In the event that the annual meeting is called for a date that is not within 30 days before or 60 days after the anniversary date, in order to be timely, notice from the stockholder must be received:

•	not earlier than 120 days prior to the annual meeting of stockholders, and

•	not later than 90 days prior to the annual meeting of stockholders or the tenth day following the date on which notice of the annual meeting was made public.

In the case of a special meeting of stockholders called for the purpose of electing directors, notice by the stockholder, in order to be timely, must be received:

•	not earlier than 120 days prior to the special meeting, and

•	not later than 90 days prior to the special meeting or the close of business on the tenth day following the day on which public disclosure of the date of the special meeting was made.

Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders or from making nominations for directors at an annual or special meeting of stockholders. In addition, our certificate of incorporation permits our board of directors to amend or repeal our amended and restated bylaws by majority vote, but requires a two-thirds supermajority vote of stockholders to amend or repeal our amended and restated bylaws.

The provisions in our certificate of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions also are designed to reduce our vulnerability to an unsolicited takeover proposal that does not contemplate the acquisition of all of the outstanding shares of our common stock or an unsolicited proposal for the restructuring or sale of all or part of us. These provisions, however, could discourage potential acquisition proposals and could delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management.

Delaware Anti-Takeover Statute

In addition, our certificate of incorporation will provide that the provisions of Section 203 of the Delaware General Corporation Law, which relate to business combinations with interested stockholders, do not apply to us.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation provides that no director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by the Delaware General Corporation Law as in effect from time to time. Our bylaws provide that, to the full extent permitted by law, we will indemnify any person made or threatened to be made a party to any action by reason of the fact that the person is or was our director or officer, or serves or served as a director or officer of any other enterprise at our request.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Registration Rights

For a description of registration rights with respect to our common stock, see the information under the heading “Certain Relationships and Related Party Transactions – Registration Rights Agreement.”

Exchange

We intend to apply to have our common stock listed on the under the              symbol “            .”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facility

Kraton entered into a senior secured credit agreement, or Credit Agreement, dated as of December 23, 2003, which was subsequently amended as of March 4, 2004, October 21, 2004, February 16, 2006, May 12, 2006 and December 15, 2006.

The amendment as of May 12, 2006, or the Amendment, provided for, among other things, a new term facility of $385 million, representing a $25 million increase over the original term facility and extended the maturity of the term facility from December 23, 2010 to May 12, 2013. In addition, the Amendment extended the maturity of the revolving facility from December 23, 2008 to May 12, 2011 and provided for the possibility of increasing the existing revolving facility from $60 million to $80 million, subject to new revolving lenders becoming parties to the Credit Agreement. On June 7, 2006, Kraton entered into a joinder agreement with a new revolving lender that increased the revolving facility to $75.5 million from $60.0 million. The Amendment also reduced the interest rate margin on the term facility, eliminated or amended certain affirmative and negative covenants, including a covenant that limited Kraton’s ability to make capital expenditures and modified the financial ratios Kraton is required to maintain. On the effective date of the Amendment, Kraton borrowed the full $385 million available under the new term facility and used the proceeds to prepay in full existing borrowings under the original term facility, to make a distribution to us to provide a portion of the funds necessary to consummate a tender offer for the 12.0% Discount Notes issued by us and Polymer Holdings Capital Corporation on November 2, 2004 and pay fees and expenses related to the foregoing.

Kraton is the borrower under the amended Credit Agreement and its wholly-owned domestic subsidiaries along with us have guaranteed the amended Credit Agreement. We refer to these guarantors, together with Kraton, as the Loan Parties. The Credit Agreement is secured by a perfected first priority security interest in substantially all of each Loan Party’s tangible and intangible assets, including intellectual property, real property, all of Kraton’s capital stock and the capital stock of Kraton’s domestic subsidiaries and 65% of the capital stock of the direct foreign subsidiaries of each Loan Party.

In June 2008, Kraton made a $10.0 million voluntary prepayment of outstanding indebtedness under the term facility. In addition, for the year ended December 31, 2007, Kraton made voluntary prepayments on the term portion of its senior secured credit facility in the amount of $40.0 million, which resulted in the write off of approximately $0.6 million of deferred financing cost.

As of December 31, 2008, Kraton had $50 million borrowed under the revolving facility. As of June 30, 2009, Kraton had no outstanding borrowings under the revolving facility.

The following is a summary of the material terms of the amended Credit Agreement. This description does not purport to be complete and is qualified in its entirety by reference to the provisions of the Credit Agreement.

Maturity. The loans made under the revolving facility outstanding are payable in a single maturity on May 12, 2011. The loans made under the term facility are payable in 25 consecutive equal quarterly installments, in an aggregate annual amount equal to 1.0% of the original principal amount of such loans. The remaining balance is payable in four equal quarterly installments commencing on September 30, 2012, and ending on May 12, 2013.

Interest. The loans made under the term facility bear interest at a rate equal to the adjusted Eurodollar rate plus 2.00% per annum or, at Kraton’s option, the base rate plus 1.00% per annum. Interest is payable on the last day of each interest period selected by Kraton under the Credit Agreement, and in any event at least quarterly. The average effective interest rates on the loans made under the term facility for the years ended December 31, 2008 and 2007 were 5.0% and 7.5%, respectively. The loans made under the revolving facility bear interest at a rate equal to the adjusted Eurodollar rate plus a margin of between 2.00% and 2.50% per annum, depending on

Kraton’s leverage ratio, or at Kraton’s option, the base rate plus a margin of between 1.00% and 1.50% per annum, depending on Kraton’s leverage ratio. An annual commitment fee equal to 0.5% payable quarterly on the daily average undrawn portion of the revolving facility accrues and is payable quarterly in arrears.

Mandatory Prepayments. The term facility is subject to mandatory prepayment with, in general: (1) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (2) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (3) 50% of the net cash proceeds of certain equity offerings of TJ Chemical Holdings LLC or us (declining to 25%, if a leverage ratio is met); (4) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Credit Agreement); and (5) 50% of Kraton’s excess cash flow, as defined in the Credit Agreement (declining to 25%, if a leverage ratio is met and to 0% if a further leverage ratio is met). Any such prepayment is applied first to the term facility and thereafter to the revolving facility.

Covenants. The Credit Agreement contains certain affirmative covenants including, among others, covenants to furnish the Lenders with financial statements and other financial information and to provide the Lenders notice of material events and information regarding collateral.

The Credit Agreement contains certain negative covenants that, among other things, restrict Kraton’s ability, subject to certain exceptions, to incur additional indebtedness, grant liens on its assets, undergo fundamental changes, make investments, sell assets, make acquisitions, engage in sale and leaseback transactions, make restricted payments, engage in transactions with its affiliates, amend or modify certain agreements and charter documents and change its fiscal year. The covenants also restrict our activities. Kraton is required to maintain a fiscal quarter end interest coverage ratio of at least 2.75:1.00 through December 31, 2009; and of at least 3.00:1.00 beginning March 31, 2010 and continuing thereafter. In addition, Kraton is required to maintain a fiscal quarter end leverage ratio not to exceed 4.45 through September 30, 2009; and 4.00 beginning December 31, 2009 and continuing thereafter.

On January 14, 2008, Kraton received an equity investment of $10.0 million, of which $9.6 million was included in the financial covenant calculation for the twelve-month period ending December 31, 2007 and was included in the fiscal quarter covenant calculations through the fiscal quarter ending September 30, 2008 pursuant to the equity cure provisions included in the Credit Agreement. As of June 30, 2009, Kraton was in compliance with all covenants under the Credit Agreement.

8.125% Senior Subordinated Notes due 2014

On December 23, 2003, Kraton and Kraton Polymers Capital Corporation issued $200.0 million aggregate principal amount of Senior Subordinated Notes due 2014, or the senior subordinated notes, that bear interest at a rate of 8.125% per annum. The following is a summary of the material terms of the senior subordinated notes. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the indenture governing the senior subordinated notes.

Maturity. The senior subordinated notes mature on January 15, 2014.

Interest. Interest on the senior subordinated notes is payable semi-annually on January 15 and July 15 each year, commencing July 15, 2004.

Guarantees. The senior subordinated notes are guaranteed on a senior subordinated basis by all of Kraton’s existing and future subsidiaries that guarantee the indebtedness under the senior secured credit facility described above.

Security and Ranking. The senior subordinated notes and the guarantees are general unsecured obligations and are subordinated to Kraton’s and its guarantor subsidiaries’ existing and future senior indebtedness, including indebtedness under the senior secured credit facility, and rank equally with Kraton’s and its guarantor subsidiaries’ future senior subordinated indebtedness. The senior subordinated notes and the guarantees effectively rank junior to Kraton’s secured indebtedness and to the secured indebtedness of all of Kraton’s guarantor subsidiaries to the extent of the value of the assets securing the indebtedness and are structurally subordinated to all liabilities of Kraton’s subsidiaries that are not guarantors of the senior subordinated notes.

Optional Redemption. On or after January 15, 2009, Kraton may redeem all or a part of the senior subordinated notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date.

Year	Percentage
2009	104.063%
2010	102.708%
2011	101.354%
2012 and thereafter	100.000%

Purchase of a Portion of the Senior Subordinated Notes. In April 2009, TJ Chemical Holdings, purchased approximately $6.3 million face value of the senior subordinated notes for cash consideration of $2.5 million, which included accrued interest of $0.1 million. Immediately upon purchasing the senior subordinated notes, TJ Chemical contributed the purchased notes to Polymer Holdings, and we in turn contributed the notes to Kraton. Kraton holds the senior subordinated notes as treasury bonds. Also in April 2009, Kraton purchased approximately $0.7 million face value of the senior subordinated notes for cash consideration of $0.3 million which Kraton is holding as treasury bonds. We recorded a gain of approximately $4.3 million on the extinguishment of debt in the quarter ended June 30, 2009.

On March 16, 2009, Kraton purchased and retired $30 million face value of the senior subordinated notes for cash consideration of $10.9 million, which included accrued interest of $0.4 million. We recorded a gain of approximately $19.5 million in the quarter ending March 31, 2009 related to the purchase and retirement of these senior subordinated notes.

Covenants. The senior subordinated notes contain certain affirmative covenants including, among others, covenants to furnish the holders of the senior subordinated notes with financial statements and other financial information and to provide the holders of the senior subordinated notes notice of material events.

The senior subordinated notes contain certain negative covenants including limitations on indebtedness, limitations on restricted payments, limitations on restrictions on distributions from certain subsidiaries, limitations on lines of businesses and mergers and consolidations.

As of June 30, 2009, Kraton was in compliance with all covenants under the senior subordinated notes.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of common stock, including shares issued upon exercise of options and warrants, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of approximately              shares of common stock. Of these shares,              shares of common stock to be sold in this offering, or              shares if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our affiliates, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below.

The holders of all of our currently outstanding stock are subject to lock-up agreements under which they have agreed not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus, which is subject to extension in some circumstances, as discussed below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) will be available for sale in the public market as follows:

•	shares will be eligible for sale on the date of this prospectus;

•	shares will be eligible for sale under Rule 144 or Rule 701 ninety days after the date of this prospectus; and

•

shares will be eligible for sale upon the expiration of the lock-up agreements, as more particularly and except as described below, beginning after expiration of the lock-up period pursuant to Rule 144 or Rule 701.

We expect the remaining              shares to become eligible for future sale in the public market pursuant to Rule 144 at varying times after six months from the date of this prospectus.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate, has not been our affiliate for the previous three months, and who has beneficially owned shares of our common stock for at least six months may sell all such shares. An affiliate or a person who has been our affiliate within the previous 90 days, and who has beneficially owned shares of our common stock for at least six months, may sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of the common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

All sales under Rule 144 are subject to the availability of current public information about us. Sales under Rule 144 by affiliates or persons who have been affiliates within the previous 90 days are also subject to manner of sale provisions and notice requirements. Upon completion of the 180-day lock-up period, subject to any extension of the lock-up period under circumstances described below, approximately              shares of our outstanding restricted securities will be eligible for sale under Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors who purchase shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with the holding period contained in Rule 144, and, in the case of non-affiliates, without the availability of current public information.

Lock-up Agreements

We and the selling stockholders have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, subject to certain exceptions, except in our case upon the exercise of options issued pursuant to compensation plans for directors and executive officers approved by our board of directors prior to this offering or pursuant to a dividend investment plan. Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated may, in their sole discretion release any of these shares from these restrictions at any time without notice. See “Underwriting.”

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of material United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date of this prospectus. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder. A “non-U.S. holder” means a person (other than a partnership) that is not for United States federal income tax purposes any of the following:

•

an individual citizen or resident of the United States including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” or corporation that accumulates earnings to avoid United States federal income tax). A change in law may alter significantly the tax considerations that we describe in this summary.

If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

If you are considering the purchase of our common stock, we recommend that you consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership and disposition of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

In the event that we pay dividends, dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to

United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. A foreign corporation receiving any such effectively connected dividends may be subject to an additional “branch profits tax” imposed at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A non-U.S. holder of our common stock that wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Sale or Other Disposition of Common Stock

Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, but may not be offset by any capital loss carryovers. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax imposed at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty. We do not believe that we are or have been, and do not expect to become, a United States real property holding corporation for United States federal income tax purposes.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death and common stock held by entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

Recent Legislative Proposals

The Obama Administration has recently released revenue proposals that would limit the ability of non-U. S. investors to claim relief from U.S. withholding tax in respect of dividends paid on the common stock, if such investors hold the common stock through a non-U. S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U. S. entities to claim relief from United States withholding tax in respect of dividends paid to such non-U. S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of common stock effected through a non-U. S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U. S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the common stock.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2009, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated and Oppenheimer & Co. Inc. are acting as representatives (the “Representatives”) the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Morgan Stanley & Co. Incorporated
Oppenheimer & Co. Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

The selling stockholders identified in this prospectus have granted the underwriters the right to purchase shares of common stock on the same terms and conditions as set forth above if the underwriters sell more than              shares of common stock in this offering. We will not receive any proceeds from the sale of the shares, if any, by the selling stockholders. The underwriters can exercise this right at any time and from time to time, in whole or in part, within 30 days after the offering.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We intend to use net proceeds from the sale of the common stock to repay a portion of the term loan portion of the senior secured credit facility, under which Merrill Lynch, Pierce, Fenner & Smith Incorporated is a lender. Accordingly, the offering is being made in compliance with the requirements of Rule 5110(h) of the Financial Industry Regulatory Authority, Inc. Conduct Rules.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of options issued pursuant to compensation plans for directors and executive officers approved by our board of directors prior to this offering or pursuant to a dividend reinvestment plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the ‘lock-up’ period, we announce that we will release earnings results during the 16-day period beginning on the last day of the ‘lock-up’ period, then in either case the expiration of the ‘lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless              waives, in writing, such an extension.

The selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the ‘lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless              waives, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We will apply to list the shares of common stock on             .

Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares was determined by negotiations between us, the selling stockholders and the Representatives. Among the factors considered in determining the initial public offering price were our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit              to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•

In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                                  and if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

European Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of our common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of our common stock as contemplated in this prospectus. Accordingly, no purchaser of our common stock, other than underwriters, is authorized to make any further offer of our common stock on behalf of the sellers or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Switzerland

This document as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange.

The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time.

This document as well as any other material relating to the shares is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

LEGAL MATTERS

Cleary Gottlieb Steen & Hamilton LLP will pass upon the legality of the shares of common stock to be issued in this offering. Certain partners of Cleary Gottlieb Steen & Hamilton LLP are members of a limited liability company that is an investor in one or more investment funds advised by TPG Capital, L.P., including investment funds that own a beneficial equity interest in TJ Chemical. Cleary Gottlieb Steen & Hamilton LLP represents entities affiliated with TPG Capital, L.P. and its affiliates in connection with legal matters. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

EXPERTS

The consolidated financial statements and schedules of Polymer Holdings LLC as of December 31, 2008 and 2007, and for each of the years in the three-year period ended December 31, 2008, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2007 and 2006 consolidated financial statements refers to a change in the method of accounting for uncertain tax positions, and accounting for defined benefit and other post retirement plans.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act, with respect to our common stock offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and the exhibits to the registration statement filed as part of the registration statement. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit are qualified in all respects by reference to the actual text of the exhibit. You may read and copy the registration statement, including the exhibits to the registration statement, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which you can electronically access the registration statement, including the exhibits to the registration statement.

As a result of this offering, we will become subject to the full informational requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm. We also maintain an Internet site at www.kraton.com. Our Internet site is not a part of this prospectus.

POLYMER HOLDINGS LLC

Report of Independent Registered Public Accounting Firm

The Board of Directors

Polymer Holdings LLC:

We have audited the accompanying consolidated balance sheets of Polymer Holdings LLC and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in member’s equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Polymer Holdings LLC and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in notes 6 and 7 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions as of January 1, 2007 and its method of accounting for defined benefit and other post retirement plans as of December 31, 2006.

/s/ KPMG LLP

Houston, Texas

September 29, 2009

POLYMER HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2008	2007
ASSETS
Current Assets
Cash and cash equivalents	$101,396	$48,277
Receivables, net of allowances of $2,512 and $1,542	95,443	140,321
Inventories of products, net	324,193	256,323
Inventories of materials and supplies, net	11,055	12,170
Deferred income taxes	14,778	—
Other current assets	6,769	12,404

Total current assets	553,634	469,495

Property, plant and equipment, less accumulated depreciation of $182,252 and $157,643	372,008	402,270
Identifiable intangible assets, less accumulated amortization of $36,169 and $29,205	67,051	76,356
Investment in unconsolidated joint venture	12,371	10,326
Deferred financing costs	8,184	10,323
Other long-term assets	18,626	16,124

Total Assets	$1,031,874	$984,894

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Current portion of long-term debt	$3,343	$3,445
Accounts payable-trade	75,177	102,952
Other payables and accruals	69,349	55,816
Due to related party	25,585	24,505
Deferred income taxes	—	9,827
Insurance note payable	—	494

Total current liabilities	173,454	197,039

Long-term debt, net of current portion	571,973	535,241
Deferred income taxes	34,954	39,421
Long-term liabilities	63,117	30,682

Total Liabilities	843,498	802,383

Commitments and contingencies (note 8)
Member’s equity
Common equity	182,553	142,950
Accumulated other comprehensive income	5,823	39,561

Total member’s equity	188,376	182,511

Total Liabilities and Member’s Equity	$1,031,874	$984,894

See Notes to Consolidated Financial Statements

POLYMER HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Years ended December 31,
	2008	2007	2006
Operating Revenues
Sales	$1,171,253	$1,066,044	$1,015,766
Other	54,780	23,543	32,355

Total operating revenues	1,226,033	1,089,587	1,048,121
Cost of Goods Sold	971,283	938,556	843,726

Gross Profit	254,750	151,031	204,395

Operating Expenses
Research and development	27,049	24,865	24,598
Selling, general and administrative	101,431	69,020	73,776
Depreciation and amortization of identifiable intangibles	53,162	51,917	43,574

Total operating expenses	181,642	145,802	141,948

Equity in Earnings of Unconsolidated Joint Venture	437	626	168
Interest Expense, net	36,695	43,484	66,637

Income (Loss) Before Income Taxes	36,850	(37,629)	(4,022)
Income Tax Expense	8,431	6,120	29,814

Net Income (Loss)	$28,419	$(43,749)	$(33,836)

See Notes to Consolidated Financial Statements

POLYMER HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY AND

COMPREHENSIVE INCOME (LOSS)

(In thousands)

	Common Equity	Accumulated Other Comprehensive Income (Loss)	Total
December 31, 2005	$215,452	$(2,692)	$212,760
Net loss	(33,836)	—	(33,836)
Other comprehensive loss
Foreign currency translation adjustments	—	20,468	20,468
Unrealized loss on interest rate swaps, net of tax	—	(951)	(951)

Total comprehensive loss			(14,319)

Cash distribution to member	(3)	—	(3)
Adoption of SFAS 158 net of deferred tax benefit of $730	—	(1,195)	(1,195)
Non-cash compensation related to equity awards	2,305	—	2,305

December 31, 2006	183,918	15,630	199,548

Net loss	(43,749)	—	(43,749)
Other comprehensive loss
Foreign currency translation adjustments	—	21,457	21,457
Realized loss on interest rate swaps, net of tax	—	(1,863)	(1,863)
Decrease in pension liability, net of deferred tax liability of $1,800	—	4,337	4,337

Total comprehensive loss			(19,818)

Non-cash compensation related to equity awards	2,781	—	2,781

December 31, 2007	142,950	39,561	182,511

Net income	28,419	—	28,419
Other comprehensive income
Foreign currency translation adjustments	—	5,396	5,396
Net unrealized loss on interest rate swaps	—	(858)	(858)
Reclassification of interest rate swaps into earnings	—	(1,326)	(1,326)
Increase in pension liability, net of tax		(36,950)	(36,950)

Total comprehensive income			(5,319)

Cash contribution from member	10,000	—	10,000
Non-cash compensation related to equity awards	1,184	—	1,184

December 31, 2008	$182,553	$5,823	$188,376

See Notes to Consolidated Financial Statements

POLYMER HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$28,419	$(43,749)	$(33,836)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization of identifiable intangibles	53,162	51,917	43,574
Accretion of debt discount	24	24	23,657
Lower-of-cost-or-market adjustment	8,100	—	—
Amortization of deferred financing costs	2,139	2,715	4,038
Loss on disposal of fixed assets	184	274	262
Change in fair value of interest rate swaps	(1,378)	(1,553)	(20)
Distributed (undistributed) earnings in unconsolidated joint venture	604	(520)	1,097
Deferred income tax expense (benefit)	(5,445)	1,519	13,262
Non-cash compensation related to equity awards	1,184	2,781	2,305
Decrease (increase) in
Accounts receivable	42,815	8,710	(13,575)
Due to from related party	(6,007)	14,704	(6,508)
Inventories of products, materials and supplies	(86,738)	17,793	(53,126)
Other assets	(1,377)	(1,525)	5,713
Increase in
Accounts payable-trade, other payables and accruals, and long-term liabilities	4,541	28,647	11,135

Net cash provided by (used in) operating activities	40,227	81,737	(2,022)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(24,093)	(28,713)	(38,032)
Proceeds from sale of property, plant and equipment	26	43	151

Net cash used in investing activities	(24,067)	(28,670)	(37,881)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	316,250	48,500	123,008
Repayment of debt	(279,644)	(92,148)	(132,343)
Cash contribution from member	10,000	—	—
Cash contribution to member	—	—	(3)
Proceeds from (repayment of) insurance note payable	(494)	(245)	739
Deferred financing costs	—	—	(2,678)

Net cash provided by (used in) financing activities	46,112	(43,893)	(11,277)

Effect of exchange rate differences on cash	(9,153)	(4,498)	(6,153)

Net increase (decrease) in cash and cash equivalents	53,119	4,676	(57,333)
Cash and cash equivalents at beginning of period	48,277	43,601	100,934

Cash and cash equivalents at end of period	$101,396	$48,277	$43,601

Supplemental Disclosures
Cash paid during the period for income taxes	$11,251	$8,912	$7,623
Cash paid during the period for interest	$39,533	$37,052	$39,844

See Notes to Consolidated Financial Statements

POLYMER HOLDINGS LLC

Notes to Consolidated Financial Statements

1. Summary of Operations and Significant Accounting Policies

Organization and Description of Business. Polymer Holdings LLC, or “Polymer Holdings,” and its direct and indirect subsidiaries, are, unless the context requires otherwise, collectively referred to herein as “we,” “our,” “us,” “our company” and/or “the Company.” Polymer Holdings is the sole Member and 100% equity owner of Kraton Polymers LLC. As used herein, the term “Kraton” refers to Kraton Polymers LLC, and, unless the context herein requires otherwise, said term shall include the direct and indirect subsidiaries of Kraton Polymers LLC. Kraton Polymers LLC directly or indirectly owns 100% of the equity interests in (1) Elastomers Holdings LLC (holding company of Kraton’s United States (U.S.) operations), (2) K.P. Global Holdings C.V. (holding company of the remainder of our global operations), and (3) Kraton Polymers Capital Corporation (a company with no obligations). TJ Chemical Holdings LLC, or “TJ Chemical,” owns 100% of the equity interests in Polymer Holdings. TJ Chemical is owned by TPG III Polymer Holdings LLC, TPG IV Polymer Holdings LLC, Kraton Management LLC and certain entities affiliated with J.P. Morgan Partners, LLC.

We believe we are the world’s leading producer (in terms of both 2008 sales revenues and sales volumes) of styrenic block copolymers, or SBCs, a family of performance polymer products whose chemistry we pioneered over 40 years ago. SBCs are highly engineered synthetic elastomers which enhance the performance of numerous products by delivering a variety of performance-enhancing characteristics, including greater flexibility, resilience, strength, durability and processability, and are a fast growing subset of the elastomers industry. Our polymers are typically formulated or compounded with other products to achieve improved, customer specific performance characteristics in a variety of applications. We believe that our superior technical expertise, strong customer relationships, track record of innovation, second-to-none service offerings, diversity of customers and geographies, and history of continuous improvements, together with the recognized quality standard associated with our KRATON® brand name, have enabled us to maintain our leading global position in SBCs. We serve a large number of customers across a diverse set of end-use markets in many regions of the world. As a result, we believe our sales are less sensitive to conditions in any one particular end-use market or region. We currently offer over 800 products to more than 700 customers in over 60 countries worldwide. We are the only SBC producer with manufacturing and service capabilities on four continents, enabling us to meet the global needs of our multinational customers. We manufacture products at six plants globally, including our flagship plant in Belpre, Ohio, the largest and most diversified SBC plant in the world, as well as plants in Germany, France, The Netherlands and Brazil, and a joint venture operated plant in Japan.

Basis of Presentation. The accompanying Consolidated Financial Statements presented herein are for us and our consolidated subsidiaries, each of which is a wholly-owned subsidiary. These financial statements reflect all normal recurring adjustments that are, in the opinion of management, necessary to fairly present our results of operations and financial position.

Use of Estimates. To conform with generally accepted accounting principles (GAAP) in the U.S., management makes estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Although these estimates are based on management’s best available knowledge at the time, actual results could differ.

Reclassifications. Certain amounts reported in the Consolidated Financial Statements and Notes to Consolidated Financial Statements for the prior periods have been reclassified to conform to the current reporting presentation.

Cash and Cash Equivalents. It is our policy to invest our excess cash in investment instruments whose value is not subject to market fluctuations, such as bank deposits or certificates of deposit. Other permitted investments include commercial paper of major U.S. corporations with ratings of A1 by Standard & Poor’s Ratings Group or P1 by Moody’s Investor Services, Inc., loan participations of major U.S. corporations with a short term credit rating of A1/P1 and direct obligations of the U.S. government or its agencies. We consider all investments having a remaining maturity of 3 months or less to be cash equivalents.

Receivables. Receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is our best estimate of the amount of probable credit losses in our existing receivables. We determine the allowance based on historical write-off experience and global economic data. We review the allowance for doubtful accounts quarterly. Past due balances over 90 days and above a specified amount are reviewed individually for collectibility. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. We do not have any off-balance sheet credit exposure related to our customers.

Inventories. Our inventory is principally comprised of finished goods inventory. Inventories are stated at the lower of cost or market as determined on a first-in, first-out basis. On a quarterly basis, we evaluate the carrying cost of our inventory to ensure that it is stated at the lower of cost or market. Our products are typically not subject to spoiling or obsolescence and consequently our reserves for slow moving and obsolete inventory have historically not been significant. Cash flows from the sale of inventory are reported in cash flows from operations in the consolidated statement of cash flows.

Derivative Instruments and Hedging Activities. We follow the requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, in accounting for derivative instruments and hedging activities. This statement establishes accounting and reporting standards requiring that derivative instruments be recorded at fair value and included in the balance sheet as assets or liabilities. The accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative and the resulting designation. Accounting for qualified hedges allows a derivative’s gains and losses to offset related results on the hedged item in the Consolidated Statement of Operations. For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in accumulated other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is measured at least quarterly based upon the relative changes in fair value between the derivative contract and the hedged item over time. Any change in the fair value resulting from ineffectiveness, as defined by SFAS No. 133, is recognized immediately in earnings.

Property, Plant and Equipment. Property, plant and equipment are recorded at cost. Major renewals and improvements which extend the useful lives of equipment are capitalized. Repair and maintenance expenses are charged to operations as incurred. We utilize the expense as incurred method of accounting for planned major maintenance. Disposals are removed at carrying cost less accumulated depreciation with any resulting gain or loss reflected in operations. We capitalize interest costs which are incurred as part of the cost of constructing major facilities and equipment. We did not record any capitalized interest in any periods presented. Depreciation is provided using the straight-line method over the following average estimated useful lives:

Machinery and equipment	20 years
Building and land improvements	20 years
Computer hardware/information systems	3 years
Office equipment	5 years
Research equipment and facilities	5 years
Vehicles	5 years

Asset Retirement Obligations. SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS No. 143), requires us to record the fair value of an asset retirement obligation as a liability in the period in which we incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. SFAS No. 143 also requires us to record a corresponding asset that is depreciated over the life of the asset. In March 2005, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, an Interpretation of FASB Statement No. 143 (FIN No. 47) which mainly clarifies the timing of the recording of certain retirement obligations required by SFAS No. 143. Subsequent to the initial measurement of the asset retirement obligation, the obligation is to be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

We have no assets that are legally restricted for purposes of settling asset retirement obligations. We have determined that we have contractual or regulatory requirements to decommission and perform other remediation for many of our manufacturing facilities and other assets upon retirement. These manufacturing facilities have historically been profitable, and we plan to continue to upgrade these assets and expand the manufacturing capacity in conjunction with the growing market for our products. We plan to operate our manufacturing facilities for the foreseeable future and there are no current plans to close or convert these assets for use in the manufacture of fundamentally different products. Unlike our United States and Brazil manufacturing assets, our manufacturing assets in Europe are all located on leased land. For these assets, we used the lease termination dates as the estimate for when our asset retirement obligations related to those assets will be settled.

Impairment of Long-Lived Assets. SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), provides a guidance for long-lived assets to be disposed of.

In accordance with SFAS No. 144, long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset, calculated using discounted cash flows.

Identifiable Intangible Assets. We have recorded identifiable intangible assets related to technology, trade names/trademarks and customer relationships as detailed in Note 3 below. Identifiable intangible assets are amortized on a straight-line basis over 15 years.

Investment in Unconsolidated Joint Venture. Our 50% equity investment in a manufacturing joint venture at our Kashima site is accounted for under the equity method with our share of the operating results of the joint venture classified within equity in earnings of unconsolidated joint venture in the Consolidated Statements of Operations.

We evaluate our equity method investment for impairment when events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investment may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, management compares the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred. Management assesses the fair value of its equity method investment using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors. If the estimated fair value is less than the carrying value and management considers the decline in value to be other than temporary, the excess of the carrying value over the estimated fair value is recognized in the financial statements as an impairment.

Deferred Financing Costs. We capitalize financing fees and other related costs and amortize them to interest expense over the term of the related debt instrument using the effective interest method.

Environmental Costs. Environmental costs are expensed as incurred unless the expenditures extend the economic useful life of the relevant assets. Costs that extend the economic life of assets are capitalized and depreciated over the remaining life of those assets. Liabilities are recorded when environmental assessments, or remedial efforts are probable, and the cost can be reasonably estimated.

Disclosures about Fair Value of Financial Instruments. The carrying amount approximates fair value for cash and cash equivalents, receivables, accounts payable and certain accrued expenses due to the short maturities of these instruments. The fair values of long-term debt instruments and the interest rate swap agreements are estimated based upon market values (if applicable) or on the current interest rates available to us for debt with similar terms and remaining maturities. Considerable judgment is required in developing these estimates.

Revenue Recognition. We recognize revenue from sales when title transfers. We classify amounts billed to customers for shipping and handling as revenues, with the related shipping and handling costs included in cost of goods sold.

We have entered into agreements with some of our customers, whereby they earn rebates from us when the volume of their purchases of our product reach certain agreed upon levels. We recognize the rebate obligation under these agreements as a reduction of revenue based on an allocation of the cost of honoring the rebates that are earned to each of the underlying revenue transactions that result in progress by the customer toward earning the rebate.

Research and Development Expenses. Research and development expenses are expensed as incurred.

Leases. All leases entered into as of December 31, 2008 are classified as operating leases. For those leases which contain escalating rent payment clauses, we use the straight-line method to record lease expense.

Income Taxes. We conduct operations in separate legal entities; as a result, income tax amounts are reflected in these consolidated financial statements for each of those jurisdictions.

Deferred taxes result from differences between the financial and tax bases of our assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, we believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

Foreign Currency Translation and Foreign Currency Exchange Rates. Financial statements of our operations outside the United States where the local currency is considered to be the functional currency are translated into U.S. dollars using the exchange rate at each balance sheet date for assets and liabilities and the average exchange rate for each period for revenues, expenses, gains, and losses and cash flows. The effects of translating such operations into U.S. dollars are included as a component of other comprehensive income (loss) in member’s equity.

New Accounting Pronouncements—2008. The following new accounting pronouncements were adopted during 2008 and the effect of such adoption, if applicable, has been presented in the accompanying Consolidated Financial Statements:

SFAS No. 157, “Fair Value Measurements.” In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. In February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13.” Also in February 2008, the FASB issued FSP No. 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statement on a recurring basis (at least annually). The adoption of SFAS No. 157 and FSP No. FAS 157-1 by us effective January 1, 2008 did not have a material impact on our consolidated results of operations, financial position or cash flows. See Note 9 for further discussion.

In October 2008, the FASB issued FSP No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active,” which clarifies the application of SFAS No. 157 in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. FAS 157-3 was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions in fair values resulting from a change in the valuation technique or its application would be accounted for as a change in accounting estimate. The adoption of FSP No. FAS 157-3 had no impact on our consolidated results of operations, financial position or cash flows.

SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” In February 2007, the FASB issued SFAS No. 159, which permits an entity to choose to measure many financial instruments and certain other items at fair value at specified election dates. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The adoption of SFAS No. 159 by us effective January 1, 2008 did not have a material impact on our consolidated results of operations, financial position or cash flows.

New Accounting Pronouncements. The following new accounting pronouncements have been issued, but have not yet been adopted as of December 31, 2008:

SFAS No. 141R, “Business Combinations.” In December 2007, the FASB issued SFAS No. 141R which replaces SFAS No. 141, “Business Combinations.” SFAS No. 141R requires the acquiring entity in a business combination to recognize all and only the assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and cannot be early adopted. Currently this statement is not expected to have a significant impact to our financial position, results of operations or cash flows. A significant impact may, however be realized on any future acquisitions by us. The amount of such impact cannot be currently determined and will depend on the nature and terms of such future acquisition, if any.

SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” In March 2008, the FASB issued SFAS No. 161 which amends and expands the disclosure requirements for SFAS No. 133 with the intent to provide users of financial statements an enhanced understanding of how and why derivative instruments are used, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods within those fiscal years, beginning on or after November 15, 2008. For us, SFAS No. 161 is effective as of January 1, 2009. The adoption of SFAS No. 161 is not expected to materially affect our consolidated results of operations, financial position or cash flows.

FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” In April 2008, the FASB issued FSP No. FAS 142-3 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. For us, FSP No. FAS 142-3 is effective as of January 1, 2009. The adoption of FSP No. FAS 142-3 is not expected to materially affect our consolidated results of operations, financial position or cash flows.

FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” In December 2008, the FASB issued FSP No. FAS 132(R)-1 which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan and requires employers to provide more transparency about the assets held by the retirement plan and the concentrations of risk in those plans. FSP No. FAS 132(R)-1 is effective for financial statements issued for fiscal years beginning after December 15, 2009, and interim periods within those fiscal years. For us, FSP No. FAS 132(R)-1 is effective as of January 1, 2010. We are currently evaluating the effect of adopting FSP No. FAS 132(R)-1, but does not believe it will have a material effect on its consolidated results of operations, financial position or cash flows.

2. Share-Based Compensation

We account for share-based awards under the provisions of SFAS No. 123(R), “Share-Based Payment,” which established the accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period.

See Note 7(f) for a description of the TJ Chemical Holdings LLC 2004 Option Plan. There were 11,463,118, 50,000 and 2,342,500 options granted under this plan to our employees and directors during the years ended December 31, 2008, 2007 and 2006, respectively. There were no options exercised during the years ended December 31, 2008, 2007 and 2006, respectively.

We record non-cash compensation expense for the restricted membership units, notional membership units and option awards over the vesting period using the straight-line method. We recorded share-based employee compensation expense of approximately $0.8 million, $1.5 million and $1.4 million for the years ended December 31, 2008, 2007 and 2006, respectively, net of tax effects of $0.4 million, $0.9 million and $0.9 million, respectively. At December 31, 2008, there was approximately $3.1 million of unrecognized compensation cost related to non-vested option awards, and $0.9 million of unrecognized compensation expense related to non-vested restricted membership unit and notional membership unit awards expected to be recognized over a weighted-average period of 7 years.

Stock Option Activity

Information pertaining to option activity for the year ended December 31, 2008 is as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life	Aggregate Intrinsic Value(1)
	(in thousands)		(in years)	(in millions)
Outstanding at December 31, 2007	14,670	$1.00	7.0	—
Granted	11,463	1.00	—	—
Exercised	—	1.00	—	—
Forfeited or expired	(4,032)	1.00	—	—

Outstanding at December 31, 2008	22,101	1.00	6.8	—

Exercisable at December 31, 2008	7,906	1.00	4.8	—

(1)	The intrinsic value of a stock option is the amount by which the market value of the underlying stock exceeds the exercise price of the option. As the fair value of the stock was estimated to be $0.87 at December 31, 2008 and all outstanding options have an exercise price of $1.00, there is no intrinsic value for the options.

We engaged an independent valuation and financial consultant to perform a valuation of the total equity of TJ Chemical and a valuation of all of the options issued during the year ended December 31, 2008. The consultant utilized the market approach valuation technique to estimate the fair value of the stock, and estimated the fair value of the options issued during the year ended December 31, 2008 using the Black-Scholes Merton option-pricing model.

The number, weighted average exercise price and weighted average remaining contractual life of options outstanding as of December 31, 2008, and the number and weighted average exercise price of options exercisable as of December 31, 2008 follow:

	Range of Exercise Prices	Options	Weighted Average Exercise Price	Weighted Average Remaining Life
	(in thousands)			(in years)
Outstanding options	$1.00	22,101	$1.00	6.8
Exercisable options	1.00	7,906	1.00	4.8

See Note 7(e) for a description of the TJ Chemical Holdings LLC Membership Units Plan. TJ Chemical Holdings LLC may grant time-vested restricted membership units and time-vested notional membership units to certain employees. Holders of notional membership units do not have any beneficial ownership in the underlying membership units and the grant represents an unsecured promise to deliver membership units on a future date. Actual membership units underlying the restricted membership units and the notional membership units will not be distributed until the earlier of a change in control or the termination of the grantee’s employment.

The following table represents the restricted membership units and notional membership units granted, vested and forfeited during 2008.

	Unit	Grant Date Fair Value per Unit
	(in thousands)
Restricted and Notional Units
Non-vested shares at January 1, 2008	2,740	$1.00
Granted	900	1.00
Vested	—	—
Forfeited	(1,186)	1.00

Non-vested shares at December 31, 2008	2,454	$1.00

Weighted-Average Assumptions for Option Pricing

	2008	2007	2006
Risk-free interest rate	3.59%	3.40%	4.41%
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	0.38	0.40	0.90
Expected term	5 years	5 years	5 years

Since our membership units are privately held, the estimated volatility is based on the historical volatility of similar companies’ stock that is publicly traded. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk free interest rate for the periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair value per option at the date of grant for options granted in 2008, 2007 and 2006 was $0.31, $0.31 and $0.67, respectively, as valued using the Black-Scholes Merton option-pricing model.

3. Detail of Certain Balance Sheet Accounts

	December 31,
	2008	2007
	(in thousands)
Inventories of products, net:
Finished products	$271,449	$212,125
Work in progress	1,781	3,858
Raw materials	50,963	40,340

	$324,193	$256,323

Property, plant and equipment:
Land	$15,240	$13,339
Buildings	37,601	38,490
Plant and equipment	482,880	489,260
Construction in progress	18,539	18,824

	554,260	559,913
Less accumulated depreciation	182,252	157,643

	$372,008	$402,270

Identifiable intangible assets:
Technology	$44,813	$47,154
Customer relations	35,213	35,213
Trademarks	23,194	23,194

	103,220	105,561
Less accumulated amortization	36,169	29,205

	$67,051	$76,356

Other payables and accruals:
Employee related	$25,418	$12,178
Interest	10,316	13,680
Property and other taxes	—	3,735
Customer rebates	4,402	6,561
Income taxes payable	8,538	4,643
Deferred Income	5,483	—
Other	15,192	15,019

	$69,349	$55,816

In December 2008 we recorded an $8.1 million lower-of-cost-or-market adjustment in cost of goods sold.

The identifiable intangible assets are being amortized on a straight-line basis over 15 years. Aggregate amortization expense for amortizing intangible assets was approximately $7.0 million, $7.2 million and $6.1 million for the years ended December 31, 2008, 2007 and 2006, respectively. Estimated amortization expense for each of the next five years is approximately $7.0 million. Identifiable intangibles were adjusted in 2007 for the realization of certain excess tax basis that had not previously been recognized in the consolidated financial statements.

Accumulated other comprehensive income consists of the following:

	December 31, 2008	December 31, 2007
	(in thousands)
Foreign currency adjustments	$41,742	$36,346
Unrealized gain on interest rate swaps, net of tax	(2,111)	73
Pension adjustment, net of tax	(33,808)	3,142

Total accumulated other comprehensive income	$5,823	$39,561

4. Long-Term Debt

Long-term debt consists of the following:

	December 31,
	2008	2007
	(in thousands)
Senior Secured Credit Facilities:
Revolving loans	$50,000	$—
Term loans	325,071	338,465
12.00% discount notes	245	221
8.125% Notes	200,000	200,000

Total debt	575,316	538,686
Less current portion of long-term debt	3,343	3,445

Total long-term debt	$571,973	$535,241

(a) Term Loans and Revolving Loans. On May 12, 2006 we entered into an amendment (the “Amendment”) to our senior secured credit agreement, or the Credit Agreement, dated as of December 23, 2003, as amended as of March 4, 2004, as further amended as of October 21, 2004 and as further amended as of February 16, 2006 in order to provide a portion of the funds required in connection with the cash tender offer and consent solicitation commenced on April 24, 2006 by us and Polymer Holdings Capital Corporation with respect to any and all of our outstanding 12.0% discount notes. On May 12, 2006 all but $250,000 of the $150,000,000 12.0% discount notes validly tendered and not withdrawn in the tender offer (representing approximately 99.8% of the aggregate amount of outstanding 12.0% discount notes) were accepted for payment and purchased for aggregate total consideration equal to $128,785,000.

The Amendment provided for, among other things, a new term facility (the “Term Facility”) of $385 million, representing a $25 million increase over the original Term Facility, and extending the maturity of the Term Facility from December 23, 2010 to May 12, 2013. The Amendment extended the maturity of the revolving facility (the “Revolving Facility”), from December 23, 2008 to May 12, 2011 and provided for the possibility of increasing the existing Revolving Facility from $60 million to $80 million, subject to new revolving lenders becoming parties to the Credit Agreement. On June 7, 2006 we entered into a Joinder Agreement with a new revolving lender that increased the Revolving Facility to $75.5 million from $60.0 million. In addition to the foregoing, the Amendment reduced the interest rate margin on the Term Facility, eliminated certain affirmative and negative covenants, including a covenant that limited our ability to make capital expenditures, and modified the financial ratios we are required to maintain. On the effective date of the Amendment, we borrowed the full $385 million available under the new Term Facility and used the proceeds to prepay in full existing borrowings under the original Term Facility, provided a portion of the funds necessary to consummate the tender offer for the 12.0% discount notes and pay fees and expenses related to the foregoing.

We, and each of Kraton Polymers U.S. LLC, Elastomers Holdings LLC, and Kraton Polymers Capital Corporation, all of which are our subsidiaries, have guaranteed the Credit Agreement. The guarantors, together with us, are referred to as the Loan Parties. The Credit Agreement is secured by a perfected first priority security interest in all of each Loan Party’s tangible and intangible assets, including intellectual property, real property, all of our capital stock and the capital stock of our domestic subsidiaries and 65% of the capital stock of the direct foreign subsidiaries of each Loan Party.

In June 2008 we made a $10.0 million voluntary prepayment of outstanding indebtedness under the Term Loans, which resulted in the write off of approximately $0.2 million of deferred financing cost. During the year ended December 31, 2007, we made voluntary prepayments under the Term Loans in the amount of $40.0 million, which resulted in the write off of approximately $0.6 million of deferred financing cost. We also incurred approximately $2.7 million of fees in connection with the amendment to our senior secured credit facility in May 2006, and these fees were recorded as deferred financing costs during the year ended December 31, 2006.

As of December 31, 2008 and December 31, 2007, we had $50 million borrowed and no outstanding borrowings, respectively, under the Revolving Loans.

In these notes to the consolidated financial statements, the loans made under the Revolving Facility are referred to as the Revolving Loans, and the loans made under the Term Facility are referred to as the Term Loans.

Maturity. The Revolving Loans outstanding are payable in a single maturity on May 12, 2011. The Term Loans are payable in 25 consecutive equal quarterly installments, in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Loans. The remaining balance is payable in four equal quarterly installments commencing on September 30, 2012 and ending on May 12, 2013.

Interest. The Term Loans bear interest at a rate equal to the adjusted Eurodollar rate plus 2.00% per annum or, at our option, the base rate plus 1.00% per annum. In general, interest is payable quarterly, subject to the interest period selected by us, per the terms of the Credit Agreement. The weighted average effective interest rates on the Term Loans for the years ended December 31, 2008 and 2007 were 5.0% and 7.5%, respectively. The average effective interest rates include the additional income statement effects of our highly effective interest rate swaps for both years. See Note 15(a) for a description of the interest rate swap agreements.

The Revolving Loans bear interest at a rate equal to the adjusted Eurodollar rate plus a margin of between 2.00% and 2.50% per annum, depending on our leverage ratio, or at our option, the base rate plus a margin of between 1.00% and 1.50% per annum, also depending on our leverage ratio. The weighted average effective interest rates on the Revolving Loans for the years ended December 31, 2008 and 2007 were 6.6% and 6.3%, respectively. The increase in the effective interest rate reflects higher outstanding borrowings on the Revolving Loans during 2008 versus 2007. We also pay a commitment fee equal to 0.5% quarterly on the daily average undrawn portion of the Revolving Facility.

Mandatory Prepayments. The Term Facility is subject to mandatory prepayment with, in general: (1) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (2) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (3) 50% of the net cash proceeds of equity offerings (declining to 25%, if a leverage ratio is met); (4) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Credit Agreement); and (5) 50% of our excess cash flow, as defined in the Credit Agreement (declining to 25%, if a leverage ratio is met and to 0% if a further leverage ratio is met). Any such prepayment is applied first to the Term Facility and thereafter to the Revolving Facility.

Covenants. The Credit Agreement contains certain affirmative covenants including, among others, covenants to furnish the Lenders with financial statements and other financial information and to provide the Lenders notice of material events and information regarding collateral.

The Credit Agreement contains certain negative covenants that, among other things, restrict our ability, subject to certain exceptions, to incur additional indebtedness, grant liens on our assets, undergo fundamental changes, make investments, sell assets, make acquisitions, engage in sale and leaseback transactions, make restricted payments, engage in transactions with our affiliates, amend or modify certain agreements and charter documents and change our fiscal year. We are required to maintain a fiscal quarter end interest coverage ratio of 2.50:1.00 through December 31, 2008; of 2.75:1.00 beginning March 31, 2009; and of 3.00:1.00 beginning March 31, 2010 and continuing thereafter. In addition, we are required to maintain a fiscal quarter end leverage ratio not to exceed 4.95 through December 31, 2008; 4.45 beginning March 31, 2009 through September 30, 2009; and 4.00 beginning December 31, 2009 and continuing thereafter. As of December 31, 2008, we were in compliance with, and we expect to remain in compliance with, the applicable financial ratios in the senior secured credit facility and the other covenants contained in the senior secured credit facility and the indentures governing the 8.125% Notes. However, the maintenance of these financial ratios is based on our level of profitability. If the 2009 global economic environment worsens, it would adversely impact our profitability and our ability to meet our covenants. If we are unable to satisfy such covenants or other provisions at any future time we would need to seek an amendment or waiver of such financial covenants or other provisions. The respective lenders under the senior secured credit facility may not consent to any amendment or waiver requests that we may make in the future, and, if they do consent, they may not do so on terms which are favorable to us. In the event that we were unable to obtain any such waiver or amendment and we were not able to refinance or repay our debt instruments, our inability to meet the financial covenants or other provisions of the senior secured credit facility would constitute an event of default under our debt instruments, including the senior secured credit facility, which would permit the bank lenders to accelerate the senior secured credit facility.

On January 14, 2008, we received an equity investment of $10.0 million, of which $9.6 million was included in the financial covenant calculation for the twelve-month period ending December 31, 2007 and was included in the fiscal quarter covenant calculations through the fiscal quarter ending September 30, 2008 pursuant to the equity cure provisions included in the Credit Agreement.

(b) Senior Discount Notes Due July 15, 2014. As part of a refinancing of indebtedness on November 2, 2004, Polymer Holdings issued the 12% discount notes. The following is a summary of the material terms of the 12% discount notes. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the indenture governing the 12% discount notes.

Interest. No cash interest will accrue on the 12% discount notes prior to January 15, 2009. Thereafter, cash interest on the 12% discount notes will accrue and be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2009, at a rate of 12.000% per annum. Interest is payable: (1) on January 15 and July 15 each year, with the first such payment to be made July 15, 2009; (2) upon any redemption or prepayment as described below; and (3) at maturity.

Accretion. The 12% discount notes were issued at a substantial discount to their principal amount at maturity and generated gross proceeds of approximately $91.9 million. The accreted value of each 12% discount note increased on a daily basis from the date of issuance until January 15, 2009, at a rate of 12% per annum, reflecting the accrual of non-cash interest, such that the accreted value on January 15, 2009, equals the principal amount at maturity.

Guarantees. None of Polymer Holdings’ subsidiaries guarantee the 12% discount notes.

Holding Company Structure and Ranking. Polymer Holdings is a holding company and does not have any material assets or operations other than ownership of Kraton’s capital stock. All of its operations are conducted through Kraton and Kraton’s subsidiaries and, therefore, Polymer Holdings will be dependent upon Kraton’s cash flow and the cash flow of our subsidiaries to meet its obligations under the 12% discount notes. As a result of the holding company structure, any right of Polymer Holdings and its creditors, including the holders of the 12% discount notes, to participate in the assets of any of its subsidiaries upon such subsidiary’s liquidation or reorganization will be structurally subordinated to the claims of that subsidiary’s creditors and holders of preferred stock of such subsidiary, if any. In addition, in the event of the bankruptcy, liquidation, reorganization or other winding up of Polymer Holdings, or upon a default in payment with respect to, or the acceleration of, any indebtedness under the senior secured credit facility or other secured indebtedness of Polymer Holdings, the assets of Polymer Holdings will be available to pay obligations on the 12% discount notes only after all secured indebtedness has been repaid from such assets.

Optional Redemption. Generally, Polymer Holdings could not elect to redeem the 12% discount notes until January 15, 2009. After such date, Polymer Holdings may elect to redeem the 12% discount notes at certain predetermined redemption prices, plus accrued and unpaid interest.

Covenants. The 12% discount notes contain certain affirmative covenants including, among others, to furnish the holders of 12% discount notes with financial statements and other financial information and to provide the holders of 12% discount notes notice of material events.

The 12% discount notes contain certain negative covenants including limitations on indebtedness, limitations on restricted payments, limitations on restrictions on distributions from certain subsidiaries, limitations on lines of business and merger and consolidations.

As of December 31, 2008, Polymer Holdings was in compliance with all covenants under the 12% discount notes.

Exchange Offer. On October 20, 2005, Polymer Holdings completed an offer to exchange all of its outstanding 12% discount notes issued under an exemption from the registration requirement of the Securities Act, for notes registered under the Securities Act. In this offer, 100% of the outstanding notes issued under the exemptions from registration were tendered and exchanged for registered notes. The registered notes are identical to the unregistered notes, except that the registered notes do not carry transfer restrictions.

(c) Senior Subordinated Notes Due January 15, 2014. On December 23, 2003, Kraton and Kraton Polymers Capital Corporation issued the 8.125% Notes in an aggregate principal amount of $200.0 million. The 8.125% Notes are subject to the provisions for mandatory and optional prepayment and acceleration and are payable in full on January 15, 2014. Polymer Holdings and each of Kraton Polymers U.S. LLC and Elastomers Holdings LLC, which we refer to collectively as the Subsidiary Guarantors, have guaranteed the 8.125% Notes. The amount of 8.125% Notes outstanding at December 31, 2008 and 2007, was $200.0 million.

Interest. The 8.125% Notes bear interest at a fixed rate of 8.125% per annum. Interest is payable semi-annually on January 15 and July 15 each year, with the first such payment made July 15, 2004.

Optional Redemption. Generally, we cannot elect to redeem the 8.125% Notes until January 15, 2009. After such date, we may elect to redeem the 8.125% Notes at certain predetermined redemption prices, plus accrued and unpaid interest. Prior to January 15, 2009, we had the option to redeem up to 35% of the aggregate principal amount of the 8.125% Notes at a redemption price equal to 108.125% of the principal amount of the 8.125% Notes being redeemed, plus accrued and unpaid interest.

On or after January 15, 2009, we may redeem all or a part of the Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date.

Year	Percentage
2009	104.063%
2010	102.708%
2011	101.354%
2012 and thereafter	100.000%

Covenants. The 8.125% Notes contain certain affirmative covenants including, among others, covenants to furnish the holders of the 8.125% Notes with financial statements and other financial information and to provide the holders of the 8.125% Notes notice of material events.

The 8.125% Notes contain certain negative covenants including limitations on indebtedness, limitations on restricted payments, limitations on restrictions on distributions from certain subsidiaries, limitations on lines of businesses and mergers and consolidations. As of December 31, 2008, we were in compliance with all covenants under the 8.125% Notes.

(d) Debt Maturities. The estimated remaining principal payments on our outstanding total debt as of December 31, 2008, are as follows:

Principal Payments
(in thousands)
December 31:
2009	$3,343
2010	3,343
2011	53,343
2012	158,357
2013 and thereafter	356,930

Total debt	$575,316

5. Deferred Financing Costs

We capitalize financing fees and other related costs and amortize them to interest expense over the term of the related debt instrument using the effective interest method. In 2008, we incurred fees of approximately $1.2 million associated with preliminary analysis of refinancing options associated with our Credit Agreement and recorded a charge of $1.2 million to selling, general, and administrative expense in the Consolidated Statements of Operations as we determined our refinancing efforts were not probable due to current market conditions.

In June 2008 we made a $10.0 million voluntary prepayment of outstanding indebtedness under the Term Loans, which resulted in the write off of approximately $0.2 million of deferred financing cost. In addition, during the year ended December 31, 2007, we made voluntary prepayments under the Term Loans in the amount of $40.0 million, which resulted in the write off of approximately $0.6 million of deferred financing cost. We also incurred approximately $2.7 million of fees in connection with the amendment to our senior secured credit facility in May 2006, and these fees were recorded as deferred financing costs during the year ended December 31, 2006.

6. Income Taxes

Income taxes are recorded utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with the differences between the financial accounting basis and tax basis of the assets and liabilities, and the ultimate realization of any deferred tax asset resulting from such differences.

The provision (benefit) for income taxes on income from continuing operations is comprised of the following:

	December 31,
	2008	2007	2006
	(in thousands)
Current tax provision:
U.S.	$262	$12	$—
Foreign	13,614	4,589	16,553

Total	13,876	4,601	16,553

Deferred tax provision:
U.S.	(51)	2,491	9,887
Foreign	(5,394)	(972)	3,374

Total	(5,445)	1,519	13,261

Income tax provision	$8,431	$6,120	$29,814

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. In connection with the acquisition, the book basis of foreign assets and liabilities were stepped-up to their estimated fair market value.

Income (loss) before income taxes is comprised of the following:

	December 31,
	2008	2007	2006
	(in thousands)
Income (loss) before income taxes:
U.S.	$7,098	$(29,205)	$(49,791)
Foreign	29,752	(8,424)	45,769

Total	$36,850	$(37,629)	$(4,022)

The tax effects of temporary differences that gave rise to significant components of deferred tax liabilities and assets are as follows:

	December 31,
	2008	2007
	(in thousands)
Deferred tax liabilities:
Property, plant and equipment	$100,104	$99,370
Identifiable intangibles	4,921	10,391

Total deferred tax liabilities	105,025	109,761

Deferred tax assets:
Net operating loss carryforward	(113,519)	(108,822)
Inventory	(3,563)	(2,093)
Exchange rate differences	(1,210)	18,302
Interest rate swaps	(2,022)	—
Pension accrual	(18,716)	(3,899)
Other Accruals and Reserves	(9,465)	(3,541)
Interest	(31)	(22)

Total deferred tax assets	(148,526)	(100,075)

Valuation allowance for deferred tax assets	63,677	39,562

Net deferred tax liabilities	$20,176	$49,248

	December 31
	2008	2007
	(in thousands)
Net deferred tax liabilities of:
Current deferred tax assets	$(24,196)	$(12,843)
Non-current deferred tax assets	(166,930)	(144,121)
Current deferred tax liabilities	9,418	22,670
Non-current deferred tax liabilities	201,884	183,542

Net deferred tax liabilities	$20,176	$49,248

The provision for income taxes differs from the amount computed by applying the U.S. statutory income tax rate to income from continuing operations before income taxes for the reasons set forth below:

	December 31,
	2008	2007	2006
	(in thousands)
Income taxes at the statutory rate	$12,897	$(13,171)	$17,376
Foreign tax rate differential	(3,294)	3,331	(369)
State taxes	(86)	(3,012)	(650)
Change in valuation allowance and uncertain tax positions	(7,219)	15,073	13,148
ETI exclusion benefit	—	—	(377)
Dividend income	5,451	4,043	—
Other	682	(144)	686

Income tax provision	$8,431	$6,120	$29,814

As of December 31, 2008, we had $308.3 million of operating loss carryforwards for income tax purposes in the following tax jurisdictions: United States $265.8 million; France $42.3 million; and Poland $0.2 million. The United States operating loss carryforwards will expire in 2023, 2024, 2025, 2026, and 2027, if not utilized in prior years. The operating loss carryforwards for France can be carried forward indefinitely. The operating loss carryforwards for Poland can be carried forward five years and will expire in 2013. We anticipate taxable income in future years that will allow us to utilize the carryforwards that have not had a valuation allowance placed against them.

As of December 31, 2008 and 2007, a valuation allowance of $63.7 million and $39.6 million had been recorded related to certain deferred tax assets. We record a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. We have provided a valuation allowance for operating loss carryforwards and deferred tax assets in certain jurisdictions.

In assessing realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon management’s expectations at December 31, 2008, management believes it is more likely than not, that we will realize the benefit of the deferred tax assets, net of the existing valuation allowances.

We provide for taxes in certain situations where assessments have not been received. In those situations, we consider it probable that the taxes ultimately payable will exceed the amounts reflected in filed tax returns; accordingly, taxes are provided in those situations under the guidance in FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (“FIN 48”), and are included in both income taxes in current liabilities and in deferred income taxes and other liabilities in the consolidated balance sheets.

Effective January 1, 2007, we adopted FIN 48, which prescribes the minimum recognition threshold a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of the implementation of FIN 48, we recognized no change in the liability for unrecognized tax benefits or accrued interest and penalties. We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. As of December 31, 2008, our 2005 through 2007 U.S. federal income tax returns remain open to examination. In addition, open tax years to state and foreign jurisdictions remain subject to examination.

As of January 1, 2008, we had total unrecognized tax benefits of approximately $0.4 million. During the year ended December 31, 2008, we had a change in certain tax positions mainly related to prior tax periods. The increase of $0.7 million in these tax positions was primarily due to recognizing additional reserve needs in connection with an ongoing tax audit in Asia. As of December 31, 2008, we estimated $ 1.1 million in unrecognized tax benefits, that if recognized, would impact the effective tax rate. We recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes in our consolidated statement of operations. During the year ended December 31, 2008, we recognized additional interest and penalties charges related to unrecognized tax benefits in the amount of $0.1 million. As of January 1, 2008, we believe that no current tax positions that have resulted in unrecognized tax benefits will significantly increase or decrease within one year. As of the year ended December 31, 2008, no material changes, other than the tax audit related charges mentioned above, have occurred in our estimates or expected events related to anticipated changes in our unrecognized tax benefits.

The following presents a rollforward of our unrecognized tax benefits and associated interest and penalties.

	Unrecognized Tax Benefits	Interest and Penalties
	(in millions)
Balance at January 1, 2008	$0.4	$0.0
Increase in prior year tax positions	0.7	0.1

Balance at December 31, 2008	$1.1	$0.1

During the fourth quarter of 2007 and the first quarter of 2008, one of our foreign subsidiaries made a dividend of $11.5 million and $18.2 million, respectively, to the U.S. parent company. However, we consider this an exceptional event and management does not intend to make any further distributions. Therefore, we consider the undistributed earnings of our foreign subsidiaries to be indefinitely reinvested. These foreign earnings could become subject to additional tax if remitted, or deemed remitted, as a dividend; however, it is not practicable to estimate the additional amount of taxes payable.

In 2008, we corrected an immaterial prior period error to decrease deferred tax liabilities and increase accumulated other comprehensive income by $19.7 million to properly state the deferred taxes related to our cumulative translation adjustments. We evaluated the materiality of the correction, including both quantitative and qualitative considerations, and concluded that the adjustment was not material to either current or prior periods.

7. Employee Benefits

(a) U.S. Retirement Benefit Plans. We have a noncontributory defined benefit pension plan in the U.S., which covers all salaried and hourly wage employees, who were employed by us on or before December 31, 2005. Employees who begin their employment with us after December 31, 2005 are not covered by our noncontributory defined benefit pension plan in the U.S. The benefits under this plan are based primarily on years of service and employees’ pay near retirement. For our employees who were employed as of March 1, 2001 and who: (1) were previously employed by Shell Chemicals; and (2) elected to transfer their pension assets to us, we consider the total combined Shell Chemicals and Kraton service when calculating the employee’s pension benefit. For those employees who: (1) elected to retire from Shell Chemicals; or (2) elected not to transfer their pension benefit, only Kraton service (since March 1, 2001) is considered when calculating benefits.

The 2008 measurement date of the plans’ assets and obligations was December 31, 2008. Based on the funded status of our defined benefit pension plan as of December 31, 2008, we reported a decrease in our accumulated other comprehensive income of approximately $36.3 million and a related increase in accrued pension obligations. Accrued pension obligations are included in long-term liabilities on our consolidated balance sheet.

Information concerning the pension obligation, plan assets, amounts recognized in our financial statements and underlying actuarial assumptions are as follows:

	December 31,
	2008	2007
	(in thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$62,061	$63,662
Service cost	2,281	2,561
Interest cost	4,275	3,842
Benefits paid	(1,880)	(1,427)
Actuarial (gain) loss	15,268	(6,577)
Plan amendments	158	—

Benefit obligation at end of year	$82,163	$62,061

Change in plan assets
Fair value at beginning of year	$46,329	$42,747
Actual return on plan assets	(14,313)	3,540
Employer contributions	8,974	1,470
Benefits paid	(1,880)	(1,428)

Fair value at end of year	$39,110	$46,329

	December 31,
	2008	2007
Development of net amount recognized
Funded status	$(43,052)	$(15,732)
Unrecognized net prior service cost	—	—
Unrecognized actuarial loss	—	—

Net amount recognized in long-term liabilities	$(43,052)	$(15,732)

The projected benefit obligation, fair value of plan assets and accumulated benefit obligation for the Plan with accumulated benefit obligations in excess of plan assets were $82.2 million, $39.1 million and $70.0 million, respectively, as of December 31, 2008 and $62.1 million, $46.3 million and $52.9 million, respectively, as of December 31, 2007.

Net periodic pension costs consist of the following components:

	December 31,
	2008	2007	2006
	(in thousands)
Service cost benefits earned during the period	$2,281	$2,561	$2,737
Interest on prior year’s projected benefit obligation	4,275	3,842	3,494
Expected return on plan assets	(4,084)	(3,646)	(3,338)
Amortization of prior year service cost	—	—	—
Recognized curtailment loss	—	—	576
Recognized loss due to special term benefits	158	—	48

Net pension costs	$2,630	$2,757	$3,517

Discount rates are determined annually and are based on rates of return of high-quality long-term fixed income securities currently available and expected to be available during the maturity of the pension benefits.

	December 31,
	2008	2007
Weighted average assumptions used to determine benefit obligations
Measure date	12/31/2008	12/31/2007
Discount rate	5.73%	6.64%
Rates of increase in salary compensation level	3.70%	3.50%
Rates of increase in hourly compensation levels	3.70%	3.50%
Expected long-term rate of return on plan assets	8.50%	8.75%
Weighted average assumptions used to determine periodic benefit cost
Discount rate	6.64%	6.00%
Rates of increase in salary compensation level	3.50%	4.00%
Rates of increase in hourly compensation levels	3.50%	3.00%
Expected long-term rate of return on plan assets	8.50%	8.75%

The expected long-term rate of return on asset assumption was chosen from the range of likely results of compound average annual returns over a twenty year time horizon based on the plan’s current investment policy. The expected return and volatility for each asset class was based on historical equity, bond and cash market returns during the period 1926 to 2008. While this approach gives appropriate consideration to recent fund performance and historical returns, the assumption is primarily a long-term, prospective rate. Based on this analysis, the expected long-term return assumption for our pension plan will remains at 8.50%.

Plan Assets. We maintain target allocation percentages among various asset classes based on investment policies established for the pension plan. The target allocation is designed to achieve long-term objectives of return, while limiting against downside risk and considering expected cash flows. Kraton’s pension plan asset allocations at December 31, 2008 and 2007, by asset category are as follows:

	Percentage of Plan Assets at December 31
Asset Category	2008	2007
Equity Securities	62.5%	64.2%
Debt Securities	37.0%	35.3%
Other	0.5%	0.5%

Total	100.0%	100.0%

The current weighted-average target allocation is as follows: equity securities 64%, debt securities 35.5% and other 0.5%. Our investment policy is reviewed from time to time to ensure consistency with our long term objective.

Contributions. We expect to contribute $5.7 million to our pension plan in 2009.

Estimated Future Benefit Payments.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

(in thousands)
2009	$1,922
2010	2,081
2011	2,286
2012	2,483
2013	2,777
Years 2014-2018	20,696

$32,245

(b) Other Retirement Benefit Plans. Certain employees are eligible to participate in a non-qualified defined benefit restoration plan and a non-qualified defined contribution restoration plan (“benefit restoration plans”) which are intended to restore certain benefits under the defined benefit pension plan in the United States and the Kraton Savings Plan in the United States, respectively, which would otherwise be lost due to certain limitations imposed by law on tax-qualified plans. We made no contributions to the benefit restoration plans for the years ended December 31, 2008, 2007 and 2006. As of December 31, 2008 and 2007, amounts recognized in the statement of financial position as a component of long-term liabilities for the benefit restoration plan were $1.0 million and $0.5 million, respectively.

We have established a defined benefit plan in The Netherlands designed to be equivalent to the plan previously provided by Shell Chemicals. Employer and employees contribute to this plan. The planned retirement age under the previous Shell Chemicals arrangement was 60 years of age. Under the terms of our plan, the normal retirement age has been established at 65 years of age. However, employees over the age of 35 as at March 1, 2001, will retain the retirement age of 60. For employees aged 35 years or under as of March 1, 2001, normal retirement age has been increased to 65 years. In January 2006, we established a new hybrid plan with all employees having defined benefits relating the first €60,000 of their earnings and an indexed career average for all earnings above €60,000 into this plan. The hybrid plan is available for new employees with a retirement age of 65 years. Our contributions to the Netherlands pension plan for the years ended December 31, 2008, 2007 and 2006 were $2.1 million, $2.0 million, and $1.2 million, respectively.

On March 1, 2001, we established a defined contribution (Group Personal Pension) plan in the United Kingdom. This plan applies only to employees who transferred from Shell Chemicals and these employees had the option to transfer a “Transfer Value” relating to their Shell Chemicals pension plan services to our plan. The employee and employer contribute to this plan. Employee contributions are 4% of base pay above the applicable upper earnings limit. Our contributions vary and were established on an individual basis to provide an equivalent benefit plan to the one previously offered by Shell Chemicals. There will be no additional members admitted to this plan with the exception of previous Shell employees who have been in continuous employment with Kraton Polymers since the date of their original transfer and who subsequently transfer to employment with Kraton Polymers in the United Kingdom. We also established a second (Stakeholder) defined contribution plan for United Kingdom employees who joined us since March 1, 2001. Employees are required to contribute a minimum of 4% of their base salary into the Plan, and we contribute a minimum of 5%. Our contributions to the plan for the years ended December 31, 2008, 2007 and 2006 were $0.2 million, $0.2 million, and $0.3 million, respectively.

We have established a defined benefit plan in Japan designed to be equivalent to the plan previously provided by Shell Chemicals and covers substantially all Japan employees. Our contributions to the plan for the years ended December 31, 2008, 2007 and 2006 were $0 million, $0.02 million, and $1.1 million, respectively. As of December 31, 2008 and 2007, amounts recognized in the statement of financial position as a component of long-term liabilities for the defined benefit plan were $1.3 million and $0.9 million, respectively.

(c) Postretirement Benefits Other Than Pensions. Health and welfare benefits are provided to benefit eligible employees in the United States who retire from Kraton and were employed by us prior to January 1, 2006. Retirees under the age of 65 are eligible for the same medical, dental, and vision plans as active employees, but with a cap that varies based on years of service and ranges from $7,000 to $10,000 per employee for premiums on an annual basis. Our subsidy schedule for medical plans is based on accredited service at retirement. Retirees are responsible for the full cost of premiums for postretirement dental and vision coverage. In general, the plans stipulate that health and welfare benefits are paid as covered expenses are incurred. We accrue the cost of these benefits during the period in which the employee renders the necessary service.

Employees who were retirement eligible as of February 28, 2001, have at their option the right to participate in either Shell Chemicals or Kraton postretirement health and welfare plans.

SFAS No. 158 requires that we measure the plans’ assets and obligations that determine our funded status as of the end of the fiscal year. The 2008 measurement date of the plans’ assets and obligations was December 31, 2008. We are also required to recognize as a component of accumulated other comprehensive income the changes in funded status that occurred during the year that are not recognized as part of new periodic benefit cost as explained in Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions.

Based on the funded status of our postretirement benefit plan as of December 31, 2008, we reported an increase of approximately $2.0 million in accrued postretirement obligations.

It has been determined that the plan’s retiree prescription plan is actuarially equivalent for the Medicare Part D subsidy. The accumulated postretirement benefit obligation for the year ended December 31, 2008 decreased approximately $3.5 million due to the inclusion of the Medicare Part D subsidy.

Information concerning the plan obligation, the funded status and amounts recognized in our financial statements and underlying actuarial assumptions are as follows:

	December 31,
	2008	2007
	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of period	$13,341	$12,834
Service cost	332	357
Interest cost	871	776
Benefits paid	(772)	(671)
Actuarial gain (loss)	2,102	45
Plan amendments	264	—

Benefit obligation at end of period	$16,138	$13,341

Reconciliation of plan assets(1):
Employer contributions	$772	$671
Benefits paid	(772)	(671)

	$—	$—

(1)

As part of the Ripplewood Transaction, Shell Chemicals has committed to a future cash payment related to retiree medical expenses based on a specified dollar amount per employee, if certain contractual commitments are met. We have recorded an asset of approximately $6.5 million and $5.6 million as our estimate of the present value of this commitment as of December 31, 2008 and 2007, respectively.

	December 31,
	2008	2007
	(in thousands)
Development of net amount recognized:
Funded status	$(16,138)	$(13,341)
Unrecognized cost: Actuarial gain	—	—

Amount recognized in long-term liabilities	$(16,138)	$(13,341)

Net periodic plan costs consist of the following components:

	December 31,
	2008	2007	2006
	(in thousands)
Service cost	$332	$357	$379
Interest cost	871	776	644
Recognized net actuarial gain	—	—	—
Restructuring costs	264	—	1,949

Net plan costs	$1,467	$1,133	$2,972

	December 31,
	2008	2007
Weighted average assumptions used to determine benefit obligations
Measurement date	12/31/2008	12/31/2007
Discount rate	5.76%	6.49%
Rates of increase in salary compensation level	N/A	N/A
Weighted average assumptions used to net periodic benefit cost
Discount rate	6.49%	6.00%
Rates of increase in salary compensation level	N/A	N/A
Expected long-term rate of return on plan assets	N/A	N/A

	December 31,
	2008	2007
Assumed health care cost trend rates
Health care cost trend rate assumed for next year	8.75%	9.50%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2014	2014

The discount rate for 2008 was based in part on the average Moody’s Aa Corporate Bond Yield and the average Citigroup Pension Liability Index, which were 5.54% and 5.87%, respectively. The Fidelity Investments bond modeler was used to compare the expected future cash outflows to the bonds included in the indices noted above.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1%-point change in assumed health care cost trend rates would have the following effect (in thousands):

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$59	$(54)
Effect on postretirement benefit obligation	780	(701)

The effect of adopting SFAS No. 158 on our consolidated balance sheet at December 31, 2006 was to increase (decrease) certain accounts, as it relates to pension and other postretirement benefits before income tax, as follows:

	December 31, 2006
	Before Application of SFAS No. 158	Adjustments	After Application of SFAS No. 158
	(in millions)
Noncurrent deferred income tax assets	$5.3	$0.7	$6.0
Employee compensation and benefits	32.3	1.9	34.2
Accumulated other comprehensive income	$—	$(1.9)	$(1.9)

Amounts recognized in accumulated other comprehensive income before income tax, were as follows:

	Pension Benefits	Other Postretirement Benefits
	(in millions)
Net actuarial loss	$28.8	$3.1
Prior service benefit	—	—

Total recognized in accumulated other comprehensive income	$28.8	$3.1

(d) Kraton Savings Plan. The Kraton Savings Plan, as adopted on March 1, 2001, covers substantially all U.S. employees, including executive officers. We amended and restated the Savings Plan in April 2002, to comply with changes in legislation in 2002, and subsequently submitted and received an IRS determination letter.

Through automatic payroll deduction, participants have the option to defer up to 60% of eligible earnings in any combination of pretax and/or post-tax contributions. Contributions are subject to annual dollar limitations set forth in the Internal Revenue Code. During 2005 we made employer contributions of 0%, 3%, 5%, or 10% of a participant’s compensation, based upon the employee’s completed years of service. Effective January 1, 2006 we modified the Kraton Savings Plan to have three types of employer contributions. After completing one year of service, we will make a matching contribution of 50% of the first 6% contributed by the employee and after completing five years of service we will make a matching contribution of 100% of the first 6% contributed by the employee. For employees who have completed nine or more years of service and elected to remain a participant in the pension plan, we made a transition contribution of 4% during 2006 and reduced transition contribution of 2% in 2007. For employees who elected to lock in their Kraton pension benefits as of December 31, 2005, we make enhanced employer contributions of 3% for employees who have less than five years of service and a 4% contribution for employees who have five or more years of service. For our employees who were employed as of February 28, 2001, and who were previously employed by Shell Chemicals, we recognize their Shell Chemicals years of service for purposes of determining employer contributions under our Plan. Overall, a participant may direct up to a maximum of 100% of eligible earnings to this Plan, but cannot exceed the IRS maximum limit for the combined total of employee and employer contributions. Our contributions to the plan for the year ended December 31, 2008, 2007 and 2006, were $2.2 million, $2.7 million and $3.5 million, respectively.

(e) Membership Units. We provided certain key employees who held interests in us prior to the acquisition the opportunity to roll over their interests into membership units of Management LLC, which owns a corresponding number of membership units in TJ Chemical. Additional employees have also been given the opportunity to purchase membership units in TJ Chemical through Management LLC at the original buy-in price. The membership units are subject to customary tag-along and drag-along rights, as well as a company call right in the event of termination of employment. In addition, pursuant to Messrs. Gregory and Fogarty employment agreements, on September 10, 2004, and June 15, 2005, TJ Chemical granted a notional restricted unit award with a fair value at the grant date of $875,000 and $300,000, to Messrs. Gregory and Fogarty, respectively. Each of these awards were scheduled to vest 20% on each of the first five anniversaries of their employment commencement dates, so long as Messrs. Gregory and Fogarty remain employed by us through the applicable vesting date. The actual membership units would not be distributed until the earlier of: (1) a change in control; or (2) the termination of either Messrs. Gregory and Fogarty’s employment. TJ Chemical granted two restricted membership unit awards having a fair value at the grant date of $200,000 and $100,000 each to David Bradley. The award for $200,000 will vest 20% on each of the first five anniversaries of his employment commencement date (April 1, 2004), so long as Mr. Bradley remains employed by us through the applicable vesting date. The award for $100,000 will vest 20% on each of the first five anniversaries, which will commence vesting, on February 1, 2006, so long as Mr. Bradley remains employed by us through the applicable vesting date. TJ Chemical granted a restricted membership unit award to Nicholas G. Dekker on October 6, 2006 having a fair value at the grant date of $150,000. This award was scheduled to vest 20% on each of the first five anniversaries of his employment as our Chief Financial Officer and Vice President (October 6, 2006), so long as Mr. Dekker remains employed by us through the applicable vesting date. The amount to Messrs. Gregory, Bradley, Fogarty and Dekker will be recognized in earnings over the vesting period on a straight-line basis.

In connection with his termination of employment, Mr. Gregory retained 151,000 membership units, and was paid out at a price of $1.00 per unit for 149,000 units as part of his Separation Agreement. In connection with his termination of employment, Mr. Dekker was paid out at a price of $1.00 per unit for his total units of $50,000. As of December 31, 2008, there were 1,886,000 membership units of Management LLC issued and outstanding.

(f) TJ Chemical Holdings LLC 2004 Option Plan. On September 9, 2004, TJ Chemical adopted an option plan, or the Option Plan, which allows for the grant to key employees, consultants, members and service providers of TJ Chemical and its affiliates, including us, of non-qualified options to purchase TJ Chemical membership units. The aggregate number of membership units with respect to which options may be granted under the Option Plan shall not exceed an amount representing 8% of the outstanding membership units and profits units of TJ Chemical on March 31, 2004, on a fully diluted basis. As of December 31, 2008 and 2007 there were 22,101,118 and 14,670,000 options granted and outstanding, respectively. All options granted in fiscal 2008, fiscal 2007 and fiscal 2006 had an exercise price of $1 per membership unit, which is equal to or in excess of the fair value of the membership unit on the date of grant. The options generally vest in 20% annual increments from the date of grant. However, the Compensation Committee determined that a shorter vesting period was appropriate for grants made during the 2008 fiscal year and therefore options granted in 2008 were set to vest in increments of 1/3 over 3 years. With respect to directors, previous to 2008 options were exercisable in 50% increments annually on each of the first two anniversaries of the grant date, so long as the holder of the option is still a director on the vesting date. In 2008, options granted to directors were granted in increments of 1/3 over 3 years, except the Chairman who has a one year vesting period. The exercise price per membership unit shall equal the fair market value of a membership unit on the date of exercised. Upon a change in control, the options will become 100% vested if the participant’s employment is terminated without cause or by the participant for good reason (as each term is defined in the Option Plan) within the 2-year period immediately following such change in control.

The Compensation Committee of Kraton Polymers administers the Option Plan on behalf of TJ Chemical, including, without limitation, the determination of the individuals to whom grants will be made, the number of membership units subject to each grant and the various terms of such grants. The Committee will have the right to terminate all of the outstanding options at any time and pay the participants an amount equal to the excess, if any, of the fair market value of a membership unit as of such date over the exercise price with respect to such option, or the spread. Generally, in the event of a merger (except a merger where membership unit holders receive securities of another corporation), the options will pertain to and apply to the securities that the option holder would have received in the merger; and in the event of a dissolution, liquidation, sale of assets or any other merger, the Committee has the discretion to: (1) provide for an “exchange” of the options for new options on all or some of the property for which the membership units are exchanged (as may be adjusted by the Committee); (2) cancel and cash out the options (whether or not then vested) at the spread; or (3) provide for a combination of both. Generally, the Committee may make appropriate adjustments with respect to the number of membership units covered by outstanding options and the exercise price in the event of any increase or decrease in the number of membership units or any other corporate transaction not described in the preceding sentence.

On a termination of a participant’s employment (other than without cause or by the participant for good reason within the 2-year period immediately following a change in control), unvested options automatically expire and vested options expire on the earlier of: (1) the commencement of business on the date the employment is terminated for cause; (2) 90 days after the date employment is terminated for any reason other than cause, death or disability; (3) 1-year after the date employment is terminated by reason of death or disability; or (4) the 10th anniversary of the grant date for such option.

Generally, pursuant to TJ Chemical’s operating agreement, membership units acquired pursuant to the Option Plan are subject to customary tag-along and drag-along rights for the 180-day period following the later of a termination of employment and 6 months and 1-day following the date that units were acquired pursuant to the exercise of the option, TJ Chemical has the right to repurchase each membership unit then owned by the participant at fair value, as determined in good faith by the Board of Directors of TJ Chemical.

(g) Other Equity Awards. We provided certain key employees with a grant of profits units of Kraton Management LLC (subject to the 8% pool limitation described above). Profits units are economically equivalent to an option, except that they provide the recipient/employee with an opportunity to recognize capital gains in the appreciation of TJ Chemicals and its affiliates and TJ Chemicals and its affiliates does not receive any deduction at the time of grant or disposition of the profits unit by the employee. Generally, pursuant to the applicable grant agreements, 50% of such profits units will vest when the fair value of TJ Chemical’s assets equals or exceeds two times the Threshold Amount, i.e., the first tranche, and the remaining 50% will vest when the fair value of TJ Chemical’s assets equals or exceeds three times the threshold amount, i.e., the second tranche, in each case, as determined by the Board of TJ Chemical, provided that the executive remains employed through the applicable vesting date. Additionally, 100% of the profits units shall vest upon the effective date of a disposition by the initial investors of 51% or more of their aggregate interests in Kraton. If at the time TJ Chemical makes a determination as to whether an individual is entitled to any appreciation with respect to the profits units, the value of the assets is more than two times, but less than three times the Threshold Amount, a pro rata portion of the second tranche will vest based on the appreciation above the two times Threshold Amount. Compensation expense will be recorded in our consolidated financial statements for this difference at the time it becomes probable the profits units will become vested. If an employees’ employment terminates prior to any applicable vesting date, such employee shall automatically forfeit all rights to any unvested profits units. As of December 31, 2008 and 2007, there were 900,000 and 1,931,250 profits units granted and not yet vested, respectively.

(h) Kraton Polymers LLC Executive Deferred Compensation Plan. On September 9, 2004, the Board of Directors adopted the Kraton Deferred Compensation Plan. Under the plan, certain employees are permitted to elect to defer a portion (generally up to 50%) of their annual incentive bonus with respect to each bonus period. Participating employees are credited with a notional number of membership units based on the fair value of TJ Chemical membership units as of the date of deferral, although the distribution of membership units in such accounts may be made indirectly through Management LLC. Such membership units will be distributed upon termination of the participant’s employment subject to a call right or upon a change in control. As of December 31, 2008 there were 1,648,750 membership units available for issuance pursuant to the Kraton Deferred Compensation Plan. The same number of units were available as of December 31, 2007.

(i) 2008 Incentive Compensation Plan. On February 5, 2008, the Compensation Committee of the Board of Directors of Kraton approved and adopted the 2008 Incentive Compensation Plan including the performance-based criteria by which potential payouts to participants will be determined. The total award payable under the Incentive Compensation Plan ranged from $0 to $18.0 million, depending on the level of achievement against performance goals. As of December 31, 2008, we recorded a total liability for incentive compensation of approximately $17.6 million.

8. Commitments and Contingencies

(a) Lease Commitments

We have entered into various long-term non-cancelable operating leases. Future minimum lease commitments at December 31, 2008, are as follows: 2009—$7.4 million; 2010—$6.6 million; 2011—$4.7 million; 2012—$4.9 million; 2013—$2.9 million and thereafter—$16.5 million. We recorded $8.4 million, $8.5 million, and $7.3 million in rent expense for the years ended December 31, 2008, 2007 and 2006, respectively.

(b) Environmental and Safety Matters

Our finished products are not classified as hazardous. However, our operations involve the handling, transportation, treatment, and disposal of potentially hazardous materials that are extensively regulated by environmental, health and safety laws, regulations and permit requirements. Environmental permits required for our operations are subject to periodic renewal and can be revoked or modified for cause or when new or revised environmental requirements are implemented. Changing and increasingly strict environmental requirements can affect the manufacturing, handling, processing, distribution and use of our chemical products and the raw materials used to produce such products and, if so affected, our business and operations may be materially and adversely affected. In addition, changes in environmental requirements can cause us to incur substantial costs in upgrading or redesigning our facilities and processes, including waste treatment, disposal, and other waste handling practices and equipment.

We conduct environmental management programs designed to maintain compliance with applicable environmental requirements at all of our facilities. We routinely conduct inspection and surveillance programs designed to detect and respond to leaks or spills of regulated hazardous substances and to correct identified regulatory deficiencies. We believe that our procedures for waste handling are consistent with industry standards and applicable requirements. In addition, we believe that our operations are consistent with good industry practice. However, a business risk inherent with chemical operations is the potential for personal injury and property damage claims from employees, contractors and their employees, and nearby landowners and occupants. While we believe our business operations and facilities generally are operated in compliance, in all material respects, with all applicable environmental and health and safety requirements, we cannot be sure that past practices or future operations will not result in material claims or regulatory action, require material environmental expenditures, or result in exposure or injury claims by employees, contractors and their employees, and the public. Some risk of environmental costs and liabilities are inherent in our operations and products, as it is with other companies engaged in similar businesses.

The Paulinia, Brazil and Belpre, Ohio facilities are subject to a number of actual and/or potential environmental liabilities primarily relating to contamination caused by former operations at those facilities. Some environmental laws could impose on us the entire costs of cleanup regardless of fault, legality of the original disposal, or ownership of the disposal site. In some cases, the governmental entity with jurisdiction could seek an assessment for damage to the natural resources caused by contamination from those sites. Shell Chemicals has agreed, subject to certain limitations, in time and amounts, to indemnify us against most environmental liabilities related to the acquired facilities that arise from conditions existing prior to the closing.

We had no material operating expenditures for environmental fines, penalties, government imposed remedial or corrective actions in each of the years ended December 31, 2008, 2007 and 2006.

(c) Legal Proceedings

We and certain of our subsidiaries are parties to several legal proceedings that have arisen in the ordinary course of business. While the outcome of these proceedings cannot be predicted with certainty, management does not expect these matters, individually or in the aggregate, to have a material adverse effect upon our financial position, results of operations or cash flows. Furthermore, Shell Chemicals has agreed, subject to certain limitations, to indemnify us for certain claims brought with respect to matters occurring before February 28, 2001.

9. Fair Value Measurements

Effective January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements,” for financial assets and liabilities. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 requires entities to, among other things, maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. In accordance with SFAS No. 157, these two types of inputs have created the following fair value hierarchy:

•	Level 1—Quoted unadjusted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value drivers are unobservable.

From time to time, we enter into derivative financial instruments that are measured at fair value. See Note 15 for further discussion.

10. Significant Contracts

We are party to significant contracts with subsidiaries and affiliates of Shell Chemicals and LyondellBasell. These contracts are for: (1) leases of land and facilities at some of our foreign locations; (2) operating agreements where Shell Chemicals and LyondellBasell operate some of our foreign manufacturing facilities; (3) site services, utilities, material and facilities agreements at some of our foreign manufacturing facilities; (4) raw material supply agreements; and (5) transitional and interim service agreements.

(a) Leases with Shell Chemicals and LyondellBasell

Each of our manufacturing facilities located in Berre, France and Pernis, The Netherlands are located on property which is leased to us by Shell Chemicals or LyondellBasell affiliates under long-term arrangements. The land on which our manufacturing facility in Berre, France is located was leased to us by Shell Petrochimie Mediterranee (SPM) through April 1, 2008, at which time the site was sold to LyondellBasell, who now operates the site and with whom our tenancy now exists under a long-term lease due to expire in 2030. Our manufacturing facility in Pernis, The Netherlands is subleased to us by Shell Nederlands Chimie (SNC) and is located on a site shared with other occupants. SNC itself leases the property from the Rotterdam Harbor Authorities. The term of the sublease expires on June 30, 2024, with an option for us to renew for a further period until June 30, 2044. Our Wesseling, Germany manufacturing facility is located on an industrial site belonging to LyondellBasell. LyondellBasell owns the land and buildings at our Wesseling facility and leases same to us. The lease is for a term of 30 years, beginning from March 31, 2000 and is extended automatically for a successive period of 10 years unless terminated upon one-year prior written notice by either party.

Shell Chemicals leased space to us and provided services to us at their research and development sites in Louvain-la-Neuve, Belgium. We exited these sites in January 2007 and relocated our applicable research and development functions to our site in Amsterdam, The Netherlands. We lease from Shell Chemicals space in its Westhollow Technology Center in Houston, Texas. In 2008 we amended this lease with various termination dates effective September 2008, April 2009 and February 2011. In August 2008, we signed a new lease with Eastbourne Park Row, LP for a building that will house our Houston-based Research and Technology Service organization. The new facility will be occupied in the first-half of 2009.

These lease agreements, including the financial terms thereof, have all been negotiated at arm’s length.

(b) Operating Agreements

Shell Netherland Refinery operates our manufacturing facility located in Pernis, The Netherlands. This facility is situated on a major Shell petrochemical site at which other third party tenants also own manufacturing facilities. Shell charges us fees based on certain costs incurred in connection with operating and maintaining this facility, including the direct and indirect costs of employees and subcontractors, reasonable insurance costs, certain taxes imposed on Shell (other than income taxes) and depreciation and capital charges on certain assets. Pursuant to the agreement, Shell employs and provides all staff, other than certain plant managers, assistant plant managers and technical personnel whom we may appoint. The agreement has an initial term of 20 years, and thereafter will automatically renew indefinitely for consecutive 5-year periods. Either party may terminate the agreement (totally or partially) under various circumstances, including if the terminating party ceases its operations at the facility and provides 18 months prior written notice; or if any of the services, utilities, materials and facilities agreements have been terminated, and the terminating party provides notice as required by such agreement. LyondellBasell operates our manufacturing facility located in Berre, France. This facility is situated on a major LyondellBasell refinery and petrochemical site at which other third party tenants also own facilities and lease space. LyondellBasell charges us fees based on certain costs incurred in connection with operating and maintaining this facility, including the direct and indirect costs of employees and subcontractors, reasonable insurance costs, certain taxes imposed on LyondellBasell (other than income taxes) and depreciation and capital charges on certain assets. Pursuant to the applicable operating agreement, LyondellBasell employs and provides all staff, other than certain plant managers, assistant plant managers and technical personnel whom we may appoint. The agreement has an initial term of 20 years, and thereafter will automatically renew indefinitely for consecutive 5-year periods. Either party may terminate the agreement (totally or partially) under various circumstances, including if the terminating party ceases its operations at the facility and provides 18 (eighteen) months prior written notice; or if any of the services, utilities, materials and facilities agreements have been terminated, and the terminating party provides notice as required by such agreement.

Pursuant to an agreement dated March 31, 2000, LyondellBasell operates and provides certain services, materials and utilities required to operate our manufacturing facility in Wesseling, Germany. We pay LyondellBasell a monthly fee, as well as costs incurred by LyondellBasell in providing the various services, even if the facility fails to produce any output (whether or not due to events within LyondellBasell’s control), and even if we reject some or all output. This agreement has an initial term of 40 years and will automatically renew, subject to 5 (five) years prior written notice of non-renewal. This agreement will terminate at any earlier date as of which the facility can no longer be operated in a safe and efficient manner.

These operating agreements, including the financial terms thereof, have all been negotiated at arm’s length.

(c) Site Services, Utilities, Materials and Facilities Agreements with Shell Nederland Refinery. Shell, through local operating affiliates, provides various site services, utilities, materials and facilities at the locations they operate and maintain for us in Pernis, The Netherlands; and Houston, Texas (Westhollow). Generally these services, utilities, materials and facilities are provided by Shell on either a long-term basis, short-term basis or a sole-supplier basis. Items provided on a sole-supplier basis may not be terminated except upon termination of the applicable agreement in its entirety. Items provided on a long-term or short-term basis may be terminated individually under certain circumstances. An analogous agreement is in place with LyondellBasell for the Berre, France manufacturing site.

All such site services, utilities, materials and facilities agreements, including the financial terms thereof, have all been negotiated at arm’s length.

(d) Raw Materials Agreements

Styrene, butadiene and isoprene used by our U.S. and European facilities are primarily supplied by Shell Chemicals or its affiliates, one or more LyondellBasell entities or affiliates, and other suppliers under long-term supply contracts with various expiration dates. For our U.S. facilities, we also procure a substantial amount of isoprene from a variety of suppliers from Russia, China and Japan. These purchases include both spot and contract arrangements. We generally contract with them on a short-term basis, although the number of such contracts has been increasing since 2008.

We believe our contractual arrangements with our suppliers of styrene, butadiene and isoprene provide an adequate supply of raw materials at competitive, market-based prices.

Shell Chemicals supplies minimum annual quantities of styrene and isoprene to our manufacturing facilities in Europe and supplies butadiene and isoprene to our facility in the U.S. at Belpre, Ohio. We currently source our butadiene requirements in Europe pursuant to contracts with certain LyondellBasell entities.

Under each of the agreements summarized below, reasonably unforeseen circumstances, including, without limitations, plant breakdowns, will excuse performance by either party. In addition, inability to acquire any supplies or components necessary for manufacturing the applicable raw material from ShellChemicals’ usual sources and on terms Shell Chemicals deems reasonable will excuse Shell Chemicals’ nonperformance. If performance is excused in the U.S., Shell Chemicals is not required to purchase the isoprene or butadiene, as the case may be, to satisfy its obligations to us in the U.S., and can apportion its available supply among all its customers and its own internal uses as it deems fair and reasonable. As is the case in the U.S., in Europe, if Shell Chemicals’ performance is excused, Shell Chemicals is not required to purchase the styrene or isoprene, as the case may be, to satisfy its obligations to us and can, during the affected period, reduce, on a pro rata basis, the quantities it supplies to us and other contractual customers.

Styrene. We have historically sourced all of our styrene requirements in the U.S. from Shell Chemicals pursuant to a contract that expired on June 30, 2006. We have fully satisfied our styrene requirements in the U.S. with new purchase contracts that meet our present needs at slightly improved conditions.

We historically sourced our styrene requirements in Europe from Shell Chemicals pursuant to a contract that expired on February 28, 2007, and from BASF pursuant to a contract that expired on July 31, 2007. We have fully satisfied our styrene requirements in Europe with new purchase contracts that meet our present needs.

For our agreements covering our manufacturing facility in the U.S., the price we pay for styrene varies with the published prices of styrene and/or the raw materials used to produce styrene. The price we pay for styrene under our agreements covering The Netherlands, France and Germany varies to reflect the published price for styrene, even though our purchase price is subject to certain minimums and maximums that vary with other factors.

Butadiene. We currently source butadiene in the U.S. pursuant to a contract with Shell Chemicals. Our U.S. butadiene supply contract provides that the price we pay for butadiene is scheduled and varies based on the published prices for butadiene on world markets. On April 24, 2008, we received a notice of termination from Shell Chemicals for our U.S. butadiene supply contract effective April 30, 2009. We are currently engaged in discussions with Shell Chemicals and other potential suppliers regarding butadiene supply for periods after April 30, 2009, and we expect to negotiate and enter into one or more replacement agreements with Shell Chemicals and/or other suppliers.

We currently source our butadiene in Europe pursuant to contracts with certain LyondellBasell entities. The contract covering Germany will expire on December 31, 2040, and will be renewed automatically at the conclusion of the current term unless terminated with prior written notice by either party. The contract covering France expired pursuant to its terms on December 31, 2007; provided, however, that on December 12, 2006, we were notified by LyondellBasell of its intention to allow the contract to automatically renew for one year, and to terminate effective December 31, 2008. We are presently acquiring butadiene from an LyondellBasell entity in France under a commercial term sheet, reflecting an agreement in principle that has been reached between the parties. The price we pay for butadiene under our arrangements or agreements covering France and Germany vary based upon the published price for butadiene, the amount of butadiene purchased during the preceding calendar year, and/or the cost of butadiene manufactured. In Brazil, butadiene is obtained from a local third-party source. In Kashima, Japan, a majority of our butadiene needs are sourced from JSR Corporation (“JSR”), on a commercial supply basis.

Isoprene. We source the majority of our isoprene requirements in the U.S. and Europe pursuant to contracts with Shell Chemicals. The agreements providing isoprene to our Belpre, Ohio facility and to our Pernis, The Netherlands facility will expire on December 31, 2009 and are renewed automatically unless prior written notice of termination is given. On December 13, 2007, we received Shell Chemicals’ termination notice for isoprene supply to Pernis, The Netherlands, effective December 31, 2009, and are in the process of reviewing the strategic and economic options for our Pernis assets. The agreement with Shell Chemicals in the U.S. was amended in December 2008 to provide that the agreement will renew automatically unless either party provides nine (9) months prior written notice. We are engaged in discussions with Shell Chemicals regarding an isoprene supply contract for periods after December 31, 2009. We also purchase some additional supplies of isoprene from various suppliers at prevailing market prices. In Brazil, isoprene is obtained from a local third party supplier. In Kashima, Japan, the majority of our isoprene needs are sourced from JSR on a commercial supply basis and from alternative suppliers as needed.

We have operated under isoprene agreements with Shell Chemicals, which provide a market-based price component as well as a formula component for determining our net transaction price.

Under the foregoing arrangements, if we fail to purchase 95% of the agreed quantity of isoprene in either the U.S. or The Netherlands in a given year, unless excused because of reasonably unforeseen circumstances, including plant breakdowns, we must pay Shell Chemicals an idle capacity fee pursuant to formulas set forth in the contract.

(e) Infineum

We have entered into several commercial agreements with Infineum, a joint venture between Shell Chemicals and ExxonMobil, related to: (1) the sharing by Infineum of certain production capacity at our Belpre, Ohio manufacturing facility; and (2) our production of certain additives for Infineum at our Belpre, Ohio and our Berre, France manufacturing facilities. The Belpre, Ohio agreements have a 30-year term, and the Berre, France agreement has a term ending in December 2010.

11. Related Party Transactions

Related-party transactions between us and our 50% equity investment in a manufacturing joint venture at our Kashima site are as follows:

(a) Related-Party Amounts

The aggregate amounts of related-party transactions were as follows:

	December 31,
	2008	2007	2006
	(in thousands)
Sales to related party	$626	$1,210	$1,117
Purchases from related party	$37,894	$39,741	$33,394

(b) Other

At the time of the acquisition we entered into an agreement with the owners of TJ Chemicals to provide consulting and management advisory services to us for an annual fee of $2 million, plus reimbursement of expenses incurred.

In connection with the acquisition, TJ Chemical acquired from us an option to purchase all of our outstanding equity interests in us free and clear of all liens, claims and encumbrances other than those created by us in connection with our senior secured credit facility. The option is exercisable at any time until the seventh anniversary of the acquisition (December 23, 2010), for a purchase price in cash, referred to as the Call Option Price, equal to $400 million on or prior to the first anniversary of the acquisition, $405 million thereafter but on or prior to the second anniversary of the acquisition, $410 million thereafter but on or prior to the third anniversary of the acquisition, $286 million thereafter but on or prior to the fourth anniversary of the acquisition, $771 million thereafter but on or prior to the fifth anniversary of the acquisition, $1.071 billion thereafter but on or prior to the sixth anniversary of the acquisition and $1.371 billion thereafter until the option expires. The Call Option Price shall be adjusted under certain circumstances, to take into account contributions made by Polymer Holdings to us or any material distributions made by us to Polymer Holdings.

12. Member’s Equity

Our capitalization is governed by a Second Amended and Restated Limited Liability Company Agreement dated as of March 31, 2004, or the LLC Agreement. As of December 31, 2008, one (1) membership unit was issued and outstanding, with no stated value, and owned by Polymer Holdings LLC, the sole member of Kraton Polymers LLC.

13. Industry Segment and Foreign Operations

We operate in one segment for the manufacture and marketing of styrenic block copolymers. In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, or SFAS No. 131, our chief operating decision-maker has been identified as the President and Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Since we operate in one segment and in one group of similar products, all financial segment and product line information required by SFAS No. 131 can be found in the consolidated financial statements.

For geographic reporting, revenues are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets consist primarily of property, plant, equipment, and are attributed to the geographic location in which they are located. Net revenues and long-lived assets by geographic region were as follows:

	December 31,
	2008	2007	2006
	(in thousands)
Total Operating Revenues:
United States	$395,568	$366,048	$366,783
Germany	149,011	145,649	123,054
The Netherlands	80,980	49,334	55,013
Japan	70,169	53,479	58,631
Italy	48,328	51,569	56,938
Brazil	40,868	36,732	31,920
United Kingdom	40,401	38,364	39,823
France	39,757	30,358	26,094
China	31,421	33,956	32,821
Belgium	30,079	30,751	29,520
Poland	26,934	22,604	18,069
Canada	25,361	22,300	25,279
Thailand	22,877	14,916	15,192
Taiwan	18,527	20,196	14,661
Argentina	17,174	14,109	13,727
Turkey	15,979	14,432	13,607
Australia	15,939	8,856	10,135
Mexico	14,028	9,460	8,419
Austria	13,062	9,973	7,395
Sweden	13,002	12,418	9,860
Republic of Korea	11,013	8,877	5,905
Denmark	9,147	8,795	6,443
Hong Kong	7,430	8,369	8,609
All other countries	88,978	78,042	70,223

	$1,226,033	$1,089,587	$1,048,121

During the years ended December 31, 2008, 2007, and 2006, no single customer accounted for 10% or more of our total operating revenues.

	December 31,
	2008	2007	2006
	(in thousands)
Long-lived Assets:
United States	$303,278	$298,979	$283,171
Germany	39,361	40,406	32,506
Japan	6,699	3,743	3,225
France	108,665	111,441	100,476
The Netherlands	34,018	34,454	29,436
Brazil	48,237	56,721	48,485
China	2,317	2,119	54
All other countries	11,685	12,050	11,609

	$554,260	$559,913	$508,962

14. Supplemental Guarantor Information

We and Kraton Polymers Capital Corporation, a financing subsidiary, collectively, the Issuers, are co-issuers of the 8.125% Notes. The Guarantor Subsidiaries include Elastomers Holdings LLC, a U.S. holding company, and Kraton Polymers U.S. LLC, a U.S. operating subsidiary, collectively, the Guarantor Subsidiaries, fully and unconditionally guarantee on a joint and several basis, the Issuers’ obligations under the 8.125% Notes. Our remaining subsidiaries are not guarantors of the 8.125% Notes. We do not believe that separate financial statements and other disclosures concerning the Guarantor Subsidiaries would provide any additional information that would be material to investors in making an investment decision.

POLYMER HOLDINGS LLC

CONSOLIDATING BALANCE SHEET

December 31, 2008

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$—	$—	$65,460	$35,936	$—	$101,396
Receivables, net of allowance	—	944	45,322	68,148	(18,971)	95,443
Inventories of products, net	—	—	145,654	187,396	(8,857)	324,193
Inventories of materials and supplies, net	—	—	6,816	4,239	—	11,055
Deferred income taxes	—	—	14,778	—	—	14,778
Other current assets	—	2,905	720	3,144	—	6,769

Total current assets	—	3,849	278,750	298,863	(27,828)	553,634

Property, plant and equipment, less accumulated depreciation	—	93,782	164,396	113,830	—	372,008
Identifiable intangible assets, less accumulated amortization	—	20,113	—	46,938	—	67,051
Investment in consolidated subsidiaries	182,767	898,565	—	—	(1,081,332)	—
Investment in unconsolidated joint venture	—	813	—	11,558	—	12,371
Deferred financing costs	—	8,184	—	—	—	8,184
Deferred income taxes	31	20,131	—	—	(20,162)	—
Other long-term assets	—	137,954	411,841	11,739	(542,908)	18,626

Total Assets	$182,798	$1,183,391	$854,987	$482,928	$(1,672,230)	$1,031,874

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Current portion of long-term debt	$—	$3,343	$—	$—	$—	$3,343
Accounts payable-trade	—	2,700	36,806	35,671	—	75,177
Other payables and accruals	—	15,815	26,184	27,350	—	69,349
Due to related party	—	—	9,546	35,010	(18,971)	25,585

Total current liabilities	—	21,858	72,536	98,031	(18,971)	173,454

Long-term debt, net of current portion	245	571,728	—	—	—	571,973
Deferred income taxes	—	—	53,435	1,681	(20,162)	34,954
Long-term liabilities	—	408,416	53,626	143,983	(542,908)	63,117

Total liabilities	245	1,002,002	179,597	243,695	(582,041)	843,498

Commitments and contingencies (note 8)
Member’s equity
Common equity	182,553	182,767	694,170	213,252	(1,090,189)	182,553
Accumulated other comprehensive income	—	(1,378)	(18,780)	25,981	—	5,823

Total member’s equity	182,553	181,389	675,390	239,233	(1,090,189)	188,376

Total Liabilities and Member’s Equity.	$182,798	$1,183,391	$854,987	$482,928	$(1,672,230)	$1,031,874

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

POLYMERS HOLDINGS LLC

CONSOLIDATING BALANCE SHEET

December 31, 2007

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current Assets
Cash and cash equivalents	$—	$—	11,152	$37,125	—	$48,277
Receivables, net of allowance	—	1,873	69,990	96,478	(28,020)	140,321
Inventories of products, net	—	—	124,052	138,772	(6,501)	256,323
Inventories of materials and supplies, net	—	—	6,817	5,353	—	12,170
Other current assets	—	2,172	1,671	8,561	—	12,404

Total current assets	—	4,045	213,682	286,289	(34,521)	469,495

Property, plant and equipment, less accumulated depreciation	—	104,945	166,948	130,377	—	402,270
Identifiable intangible assets, less accumulated amortization	—	29,418	—	46,938	—	76,356
Investment in consolidated subsidiaries	143,149	807,543	—	—	(950,692)	—
Investment in unconsolidated joint venture	—	813	—	9,513	—	10,326
Deferred financing costs	—	10,323	—	—	—	10,323
Deferred income taxes	22	52,048	—	—	(52,070)	—
Other long-term assets	—	97,301	400,861	16,997	(499,035)	16,124

Total Assets	$143,171	$1,106,436	$781,491	$490,114	$(1,536,318)	$984,894

LIABILITIES AND MEMBER’S EQUITY
Current Liabilities
Current portion of long-term debt	$—	$3,445	$—	$—	$—	$3,445
Accounts payable-trade	—	2,700	48,030	52,222	—	102,952
Other payables and accruals	—	13,503	17,988	24,325	—	55,816
Due to related party	—	—	6,291	46,234	(28,020)	24,505
Deferred income taxes	—	—	—	9,827	—	9,827
Insurance note payable	—	494	—	—	—	494

Total current liabilities	—	20,142	72,309	132,608	(28,020)	197,039

Long-term debt, net of current portion	221	535,020	—	—	—	535,241
Deferred income taxes	—	—	84,417	7,074	(52,070)	39,421
Long-term liabilities	—	405,552	22,980	101,185	(499,035)	30,682

Total liabilities	221	960,714	179,706	240,867	(579,125)	802,383

Commitments and contingencies (note 8)
Member’s equity
Common equity	142,950	145,722	621,110	190,361	(957,193)	142,950
Accumulated other comprehensive income	—	—	(19,325)	58,886	—	39,561

Total member’s equity	142,950	145,722	601,785	249,247	(957,193)	182,511

Total Liabilities and Member’s Equity.	$143,171	$1,106,436	$781,491	$490,114	$(1,536,318)	$984,894

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

POLYMER HOLDINGS LLC

CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended December 31, 2008

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Revenues
Sales	$—	$—	$607,428	$750,165	$(186,340)	$1,171,253
Other	—	—	—	54,780	—	54,780

Total operating revenues	—	—	607,428	804,945	(186,340)	1,226,033
Cost of Goods Sold	—	2,356	467,079	688,188	(186,340)	971,283

Gross Profit	—	(2,356)	140,349	116,757	—	254,750

Operating Expenses
Research and development expenses	—	—	15,829	11,220	—	27,049
Selling, general and administrative expenses	—	902	52,729	47,800	—	101,431
Depreciation	—	18,127	21,676	13,359	—	53,162

Total operating expenses	—	19,029	90,234	72,379	—	181,642

Earnings in consolidated subsidiaries	28,434	85,848	—	—	(114,282)	—
Equity in Earnings of Unconsolidated Joint Venture	—	—	—	437	—	437
Interest Expense (Income), net	24	39,394	(10,576)	7,853	—	36,695

Income (Loss) Before Income Taxes	28,410	25,069	60,691	36,962	(114,282)	36,850
Income Tax Expense (Benefit)	(9)	(3,365)	220	11,585	—	8,431

Net Income (Loss)	$28,419	$28,434	$60,471	$25,377	$(114,282)	$28,419

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

POLYMER HOLDINGS LLC

CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended December 31, 2007

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Revenues
Sales	$—	$—	$545,203	$669,809	$(148,968)	$1,066,044
Other	—	—	—	23,543	—	23,543

Total operating revenues	—	—	545,203	693,352	(148,968)	1,089,587
Cost of Goods Sold	—	2,728	458,148	626,648	(148,968)	938,556

Gross Profit	—	(2,728)	87,055	66,704	—	151,031

Operating Expenses
Research and development expenses	—	—	7,851	17,014	—	24,865
Selling, general and administrative expenses	—	(193)	39,612	29,601	—	69,020
Depreciation	—	19,687	20,299	11,931	—	51,917

Total operating expenses	—	19,494	67,762	58,546	—	145,802

Earnings in consolidated subsidiaries	(43,743)	22,273	—	—	21,470	—
Equity in Earnings of Unconsolidated Joint Venture	—	—	—	626	—	626
Interest Expense (Income), net	24	45,954	(9,480)	6,986	—	43,484

Income (Loss) Before Income Taxes	(43,767)	(45,903)	28,773	1,798	21,470	(37,629)
Income Tax Expense (Benefit)	(18)	(2,160)	4,681	3,617	—	6,120

Net Income (Loss)	$(43,749)	$(43,743)	$24,092	$(1,819)	$21,470	$(43,749)

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

POLYMER HOLDINGS LLC

CONSOLIDATING STATEMENT OF OPERATIONS

Year Ended December 31, 2006

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Revenues
Sales	$—	$—	$514,994	$654,155	$(153,383)	$1,015,766
Other	—	—	216	32,139	—	32,355

Total operating revenues	—	—	515,210	686,294	(153,383)	1,048,121

Cost of Goods Sold	—	(1,900)	415,837	583,172	(153,383)	843,726

Gross Profit	—	1,900	99,373	103,122	—	204,395
Operating Expenses
Research and development expenses	—	—	14,153	10,445	—	24,598
Selling, general and administrative expenses	—	—	42,840	30,936	—	73,776
Depreciation	—	16,199	19,202	8,173	—	43,574

Total operating expenses	—	16,199	76,195	49,554	—	141,948

Earnings in consolidated subsidiaries	(3,558)	30,612	—	—	(27,054)	—
Equity in Earnings of Unconsolidated Joint Venture	—	—	—	168	—	168
Interest Expense (Income), net	26,090	41,643	(9,063)	7,967	—	66,637

Income (Loss) Before Income Taxes	(29,648)	(25,330)	32,241	45,769	(27,054)	(4,022)
Income Tax Expense (Benefit)	4,188	(21,772)	27,471	19,927	—	29,814

Net Income (Loss)	$(33,836)	$(3,558)	$4,770	$25,842	$(27,054)	$(33,836)

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

POLYMER HOLDINGS LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2008

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$—	$(7,968)	$83,530	$(35,335)	$—	$40,227
Cash flows used in investing activities
Purchase of plant and equipment, net of proceeds from sales of equipment	—	—	(19,123)	(4,944)	—	(24,067)
Proceeds from (payments on) intercompany loans	—	(11,357)	0	11,357	—	—

Net cash used in investing activities	—	(11,357)	(19,123)	6,413	—	(24,067)

Cash flows provided by (used in) financing activities
Proceeds from debt	—	316,250	—	—	—	316,250
Repayment of debt	—	(279,644)	—	—	—	(279,644)
Cash contribution from member	—	10,000	—	—	—	10,000
Proceeds from insurance note payable	—	(494)	—	—	—	(494)
Proceeds from (payments on) intercompany loans	—	(26,787)	(10,099)	36,886	—	—

Net cash provided by (used in) financing activities	—	19,325	(10,099)	36,886	—	46,112

Effect of exchange rate difference on cash	—	—	—	(9,153)	—	(9,153)

Net increase (decrease) in cash and cash equivalents	—	—	54,308	(1,189)	—	53,119
Cash and cash equivalents at beginning of period	—	—	11,152	37,125	—	48,277

Cash and cash equivalents at end of period	$—	$—	$65,460	$35,936	$—	$101,396

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

POLYMER HOLDINGS LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$—	$(25,177)	$77,721	$29,193	$—	$81,737
Cash flows used in investing activities
Purchase of plant and equipment, net of proceeds from sales of equipment	—	—	(18,584)	(10,086)	—	(28,670)

Net cash used in investing activities	—	—	(18,584)	(10,086)	—	(28,670)

Cash flows provided by (used in) financing activities
Proceeds from debt	—	48,500	—	—	—	48,500
Repayment of debt	—	(92,148)	—	—	—	(92,148)
Proceeds from insurance note payable	—	(245)	—	—	—	(245)
Proceeds from (payments on) intercompany loans	—	69,070	(61,835)	(7,235)	—	—

Net cash provided by (used in) financing activities	—	25,177	(61,835)	(7,235)	—	(43,893)

Effect of exchange rate difference on cash	—	—	—	(4,498)	—	(4,498)

Net increase (decrease) in cash and cash equivalents	—	—	(2,698)	7,374	—	4,676
Cash and cash equivalents at beginning of period	—	—	13,850	29,751	—	43,601

Cash and cash equivalents at end of period	$—	$—	$11,152	$37,125	$—	$48,277

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

POLYMER HOLDINGS LLC

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$(745)	$(44,782)	$22,183	$21,322	$—	$(2,022)
Cash flows used in investing activities
Purchase of plant and equipment, net of proceeds from sales of equipment	—	—	(15,325)	(22,556)	—	(37,881)
Proceeds from (payments on) intercompany loans	—	25,000	—	(25,000)	—	—

Net cash used in investing activities	—	25,000	(15,325)	(47,556)	—	(37,881)

Cash flows provided by (used in) financing activities
Proceeds from debt	—	123,008	—	—	—	123,008
Repayment of debt	(128,785)	(3,558)	—	—	—	(132,343)
Proceeds from insurance note payable	—	739	—	—	—	739
Cash contribution (to) from member	129,530	(129,533)	—	—	—	(3)
Deferred financing costs	—	(2,678)	—	—	—	(2,678)
Proceeds from (payments on) intercompany loans	—	31,804	(47,949)	(16,145)	—	—

Net cash provided by (used in) financing activities	745	19,782	(47,949)	(16,145)	—	(11,277)

Effect of exchange rate difference on cash	—	—	—	(6,153)	—	(6,153)

Net decrease in cash and cash equivalents	—	—	(41,091)	(16,242)	—	(57,333)
Cash and cash equivalents at beginning of period	—	—	54,941	45,993	—	100,934

Cash and cash equivalents at end of period	$—	$—	$13,850	$29,751	$—	$43,601

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

15. Financial Instruments, Hedging Activities and Credit Risk

Financial Instruments

(a) Interest Rate Swap Agreements. In February 2008, we entered into a $325 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. The agreement had a fixed rate of 2.77%, with a margin of 2.0%, which resulted in a total cost of 4.77%, and a term through April 1, 2010. This agreement was designated as a cash flow hedge on the exposure of the variability of future cash flows subject to the variable quarterly interest rates on $325 million of the term loan portion of the Term Facility. We settled the swap early in June 2008 and realized cash proceeds of $4.6 million, resulting in a gain on the settlement of $4.6 million. The gain is deferred in accumulated other comprehensive income at December 31, 2008 and is being reclassified as a reduction in interest expense through March 31, 2010 using the effective interest method, unless we determine that the forecasted interest payments under the Term Facility are probable not to occur, in which case the gain would then be reclassified immediately to interest expense.

In October 2008, we entered into a $320 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. The agreement had a fixed rate of 2.99%, with a margin of 2.0%, which resulted in a total cost of 4.99%, and a term through December 31, 2009. This agreement was designated as a cash flow hedge on the exposure of the variability of future cash flows subject to the variable quarterly interest rates on $320 million of the term loan portion of the Term Facility.

As of January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS No. 157). SFAS 157 establishes a three-tier value hierarchy, categorizing the inputs used to measure fair value. The hierarchy can be described as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs other than the quoted prices in active markets that are observable either directly or indirectly; and (Level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The financial assets and liabilities measured at fair value on a recurring basis are included below:

	December 31, 2008	Fair Value Measurements at Reporting Date Using
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Derivative liabilities	$5,483	$—	$5,483	$—

As of December 31, 2008, the fair market value of the interest rate swap agreement in effect was a liability of approximately $5.5 million.

(b) Fair Value of Financial Instruments.

The following table presents the carrying values and approximate fair values of our long-term debt at December 31, 2008 and December 31, 2007:

	December 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Revolving loans	$50,000	$50,000	$—	$—
Term loans	325,071	325,071	338,465	338,465
12.00% Discount notes	245	245	221	221
8.125% Notes	200,000	79,250	200,000	187,250

The Term Loans and Revolving Loans are variable interest rate securities, and as such, the fair value approximates their carrying value.

Foreign Currency Hedge. On April 3, and July 1, 2008 we entered into two foreign currency option contracts to reduce our exposure to fluctuations in the Euro to U.S. dollar exchange rate for notional amounts of €10 million and €20 million with expiration dates of June 26, and December 29, 2008, respectively. The option contracts do not qualify for hedge accounting. The April, 2008 option contract expired on June 26, 2008 and the July, 2008 option contract expired on December 29, 2008. The impact on our consolidated results of operations, financial position and cash flows was immaterial.

On February 18, 2009 we entered into a foreign currency option contract to reduce our exposure to fluctuations in the Euro to U.S. dollar exchange rate for a notional amount of €47.3 million which expires on December 29, 2009. The option contract does not qualify for hedge accounting. During the quarters ended March 31, 2009 and June 30, 2009, we recorded gains of $0.5 million and $0.3 million, respectively, which represented the mark-to-market impact of the purchased option contract. The gains were recorded in selling, general, and administrative expense on the Condensed Consolidated Statements of Operations.

Credit Risk. Kraton’s customers are diversified by industry and geography with approximately 700 customers in approximately 60 countries worldwide. We do not have concentrations of receivables from these industry sectors throughout these countries. The recent global economic downturn may affect our overall credit risk. Where exposed to credit risk, Kraton analyzes the counterparties’ financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of those limits on an ongoing basis. We also obtain cash, letters of credit or other acceptable forms of security from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the contractual terms and conditions applicable to each transaction.

16. Restructuring and restructuring-related costs

As part of our ongoing efforts to improve efficiencies and increase productivity, we have implemented a number of restructuring initiatives in recent years.

On September 10, 2009, we committed to exit our Pernis facility, where we currently produce isoprene rubber (IR), as of December 31, 2009. We currently plan to transfer IR production to an alternative site of ours. We are in the process of completing project scoping for producing the alternative capacity, and until such alternative production capacity is brought on line, we plan to satisfy customer demand for IR with inventory on hand.

In connection with our exit from the Pernis facility, we currently estimate that we will incur approximately $5.0 million to $6.0 million in asset retirement obligations, $6.0 million to $7.0 million in restructuring costs (of which approximately $1.0 million will be a non-cash charge to write-down our inventory of spare parts), and $19.0 million to $21.0 million in accelerated depreciation of fixed assets. The asset retirement obligations and the restructuring costs will be recorded in the third quarter of 2009, and the accelerated depreciation will be recorded ratably, over the remainder of 2009, beginning in September 2009. We currently expect that the asset retirement obligations and the cash restructuring charges will be substantially paid in the first half of 2010.

In 2008, we restructured our research and technical service organizations to better align our research and product development capabilities with our customers’ needs and market requirements and to focus on our core capabilities, and incurred $2.2 million of severance and other staffing-related costs which were recorded in research and development expenses in the consolidated statements of operations. Substantially all of the cash expenditures related to these restructurings were paid as of December 31, 2008.

On September 20, 2007, we decided to exit the SIS plant at our Pernis facility, which we completed in the second quarter of 2008. SIS production formerly conducted at the Pernis location is now performed at our other production facilities. In September 2007, we recorded a liability associated with the exit plan of approximately $2.1 million, consisting of $1.8 million in contractor workforce reductions and $0.3 million in other associated costs. These exit costs were recorded in cost of goods sold in the consolidated statements of operations. Substantially all of the cash expenditures were paid as of December 31, 2008.

Restructuring projects implemented during the year ended December 31, 2006 resulted in charges totaling $9.7 million, of which $6.7 million was recorded to cost of goods sold, $1.3 million was recorded to research and development expense, and $1.7 million was recorded to selling, general and administrative expense. Of these costs, $5.0 million was related to employee severance costs, $3.5 million was related to the voluntary separation program at our Belpre, Ohio facility, and $1.2 million related to other costs. Substantially all of the cash expenditures were paid as of December 31, 2008.

17. Subsequent Event

On March 16, 2009, we purchased and retired $30 million face value of our 8.125% Notes for cash consideration of $10.9 million, which included accrued interest of $0.4 million. We recorded a gain of approximately $19.5 million in the quarter ending March 31, 2009 related to the purchase and retirement of these 8.125% Notes.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Polymer Holdings LLC:

Under date of September 29, 2009, we reported on the consolidated balance sheets of Polymer Holdings LLC (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in member’s equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2008, which are included in Polymer Holdings LLC Registration Statement on Form S-1. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule included in Polymer Holdings LLC Registration Statement on Form S-1. This financial statement schedule is the responsibility of Polymer Holdings LLC’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in notes 6 and 7 to the consolidated financial statements, the Company changed its method of accounting for uncertain tax positions as of January 1, 2007, and its method of accounting for defined benefit and other postretirement plans as of December 31, 2006.

/s/ KPMG LLP

Houston, Texas

September 29, 2009

KRATON POLYMERS LLC

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

For the Years Ended December 31, 2008, 2007 and 2006

(In thousands)

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for Doubtful Accounts
Year ended December 31, 2008	$1,542	$2,075	$(1,105)	$2,512
Year ended December 31, 2007	2,157	81	(696)	1,542
Year ended December 31, 2006	1,013	1,382	(238)	2,157

	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Inventory Reserves
Year ended December 31, 2008	$4,755	$768	$(460)	$5,063
Year ended December 31, 2007	4,215	2,994	(2,454)	4,755
Year ended December 31, 2006	5,026	9,250	(10,061)	4,215

POLYMER HOLDINGS LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands)

	June 30, 2009	December 31, 2008
ASSETS

Current Assets
Cash and cash equivalents	$17,710	$101,396
Receivables, net of allowances of $1,945 and $2,512	126,447	95,443
Inventories of products, net	231,355	324,193
Inventories of materials and supplies, net	11,369	11,055
Deferred income taxes	14,778	14,778
Other current assets	12,574	6,769

Total current assets	414,233	553,634
Property, plant and equipment, less accumulated depreciation of $202,490 and $182,252	376,720	372,008
Identifiable intangible assets, less accumulated amortization of $39,456 and $36,169	63,765	67,051
Investment in unconsolidated joint venture	11,550	12,371
Deferred financing costs	6,602	8,184
Other long-term assets	22,114	18,626

Total Assets	$894,984	$1,031,874

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities
Current portion of long-term debt	$3,343	$3,343
Accounts payable-trade	76,930	75,177
Other payables and accruals	49,879	69,349
Due to related party	9,355	25,585
Insurance note payable	3,019	—

Total current liabilities	142,526	173,454
Long-term debt, net of current portion	483,307	571,973
Deferred income taxes	30,570	34,954
Long-term liabilities	62,916	63,117

Total Liabilities	719,319	843,498

Commitments and contingencies (note 11)
Member’s equity
Common equity	165,644	182,553
Accumulated other comprehensive income	10,021	5,823

Total member’s equity	175,665	188,376

Total Liabilities and Member’s Equity	$894,984	$1,031,874

See Notes to Condensed Consolidated Financial Statements

POLYMER HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Operating Revenues
Sales	$233,741	$328,362	$411,607	$584,650
Other	10,080	17,007	17,172	27,580

Total operating revenues	243,821	345,369	428,779	612,230
Cost of Goods Sold	208,060	282,823	384,085	500,899

Gross Profit	35,761	62,546	44,694	111,331

Operating Expenses
Research and development	5,071	7,403	10,040	15,321
Selling, general and administrative	18,052	19,909	36,303	45,364
Depreciation and amortization	12,542	13,110	25,106	27,762

Total operating expenses	35,665	40,422	71,449	88,447

Gain on Extinguishment of Debt	4,340	—	23,831	—
Equity in Earnings of Unconsolidated Joint Venture	102	159	176	220
Interest Expense, net	7,825	9,424	16,738	19,815

Income (Loss) Before Income Taxes	(3,287)	12,859	(19,486)	3,289
Income Tax Expense	891	2,646	1,160	2,489

Net Income (Loss)	$(4,178)	$10,213	$(20,646)	$800

See Notes to Condensed Consolidated Financial Statements

POLYMER HOLDINGS LLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six months ended June 30,
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income (Loss)	$(20,646)	$800
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	25,106	27,762
Accretion of debt discount	5	12
Lower-of-cost-or-market inventory adjustment	669	—
Gain on extinguishment of debt	(23,831)	—
Amortization of deferred financing costs	1,582	1,156
Loss on disposal of property, plant and equipment	431	(8)
Change in fair value of interest rate swaps	(842)	—
Earnings in unconsolidated joint venture	257	821
Deferred income tax benefit	(910)	(1,275)
Non-cash compensation related to equity awards	1,237	749
Decrease (increase) in
Accounts receivable	(29,542)	(30,194)
Inventories of products, materials and supplies	90,670	(12,483)
Other assets	(1,112)	(2,729)
Increase (decrease) in
Accounts payable-trade, other payables and accruals, and other long-term liabilities	(23,817)	9,263
Due to related party	(14,550)	(7,737)

Net cash provided by (used in) operating activities	4,707	(13,863)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(26,657)	(9,686)
Proceeds from sale of property, plant and equipment	3,833	17

Net cash used in investing activities	(22,824)	(9,669)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from debt	53,000	154,750
Repayment of debt	(115,341)	(166,472)
Cash contribution from member	—	10,000
Proceeds from (repayment of) insurance note payable	3,019	(494)

Net cash used in financing activities	(59,322)	(2,216)

Effect of exchange rate differences on cash and cash equivalents	(6,247)	(1,177)

Net decrease in cash and cash equivalents	(83,686)	(26,925)
Cash and cash equivalents, beginning of period	101,396	48,277

Cash and cash equivalents, end of period	$17,710	$21,352

Supplemental Disclosures
Cash paid during the period for income taxes, net of refunds received	$7,455	$5,451
Cash paid during the period for interest	$16,489	$20,453

See Notes to Condensed Consolidated Financial Statements

POLYMER HOLDINGS LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. General

Organization and Description of Business. Polymer Holdings LLC, or “Polymer Holdings,” and its direct and indirect subsidiaries, are, unless the context requires otherwise, collectively referred to herein as “we,” “our,” “us,” “our company” and/or “the Company.” Polymer Holdings is the sole Member and 100% equity owner of Kraton Polymers LLC. As used herein, the term “Kraton” refers to Kraton Polymers LLC, and, unless the context herein requires otherwise, said term shall include the direct and indirect subsidiaries of Kraton Polymers LLC. Kraton Polymers LLC directly or indirectly owns 100% of the equity interests in (1) Elastomers Holdings LLC (holding company of Kraton’s United States (U.S.) operations), (2) K.P. Global Holdings C.V. (holding company of the remainder of our global operations), and (3) Kraton Polymers Capital Corporation (a company with no obligations). TJ Chemical Holdings LLC, or “TJ Chemical,” owns 100% of the equity interests in Polymer Holdings. TJ Chemical is owned by TPG III Polymer Holdings LLC, TPG IV Polymer Holdings LLC, Kraton Management LLC and certain entities affiliated with J.P. Morgan Partners, LLC.

We believe we are the world’s leading producer (in terms of both 2008 sales revenues and sales volumes) of styrenic block copolymers, or SBCs, a family of performance polymer products whose chemistry we pioneered over 40 years ago. SBCs are highly engineered synthetic elastomers which enhance the performance of numerous products by delivering a variety of performance-enhancing characteristics, including greater flexibility, resilience, strength, durability and processability, and are a fast growing subset of the elastomers industry. Our polymers are typically formulated or compounded with other products to achieve improved, customer specific performance characteristics in a variety of applications. We believe that our superior technical expertise, strong customer relationships, track record of innovation, second-to-none service offerings, diversity of customers and geographies, and history of continuous improvements, together with the recognized quality standard associated with our KRATON® brand name, have enabled us to maintain our leading global position in SBCs. We serve a large number of customers across a diverse set of end-use markets in many regions of the world. As a result, we believe our sales are less sensitive to conditions in any one particular end-use market or region. We currently offer over 800 products to more than 700 customers in over 60 countries worldwide. We are the only SBC producer with manufacturing and service capabilities on four continents, enabling us to meet the global needs of our multinational customers. We manufacture products at six plants globally, including our flagship plant in Belpre, Ohio, the largest and most diversified SBC plant in the world, as well as plants in Germany, France, The Netherlands and Brazil, and a joint venture operated plant in Japan.

Basis of Presentation. The accompanying Condensed Consolidated Financial Statements presented herein are for us and our consolidated subsidiaries, each of which is a wholly-owned subsidiary.

These interim financial statements should be read in conjunction with the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008, and reflect all normal recurring adjustments that are, in the opinion of management, necessary to fairly present our results of operations and financial position. Amounts reported in the Condensed Consolidated Statements of Operations are not necessarily indicative of amounts expected for the respective annual periods due to the effect of seasonal changes and weather conditions which typically affect our polymer product sales into our Paving and Roofing end-use market.

Use of Estimates. To conform with generally accepted accounting principles (GAAP) in the U.S., management makes estimates and assumptions that affect the amounts reported in the Condensed Consolidated Financial Statements and Notes to Condensed Consolidated Financial Statements. Although these estimates are based on management’s best available knowledge at the time, actual results could differ.

Income Tax in Interim Periods. Our business operations are global in nature, and we are subject to taxes in numerous jurisdictions. Tax laws and tax rates vary substantially in these jurisdictions and are subject to change given the political and economic climate in those countries. We file our tax returns in accordance with our interpretations of each jurisdiction’s tax laws. We record our tax provision or benefit on an interim basis using the estimated annual effective tax rate. This rate is applied to the current period ordinary income or loss to determine the income tax provision or benefit allocated to the interim period. Losses from jurisdictions for which no benefit can be realized and the income tax effects of unusual and infrequent items are excluded from the estimated annual effective tax rate. Valuation allowances are provided against the future tax benefits that arise from the losses in jurisdictions for which no benefit can be realized. In addition, the effects of the unusual and infrequent items are recognized in the impacted interim period as discrete items. The estimated annual effective tax rate may be significantly impacted by nondeductible expenses and our projected earnings mix by tax jurisdiction. Adjustments to the estimated annual effective income tax rate are recognized in the period when such estimates are revised. Additionally, we have established valuation allowances against a variety of deferred tax assets, including net operating loss carry-forwards, foreign tax credits, and other income tax credits. Valuation allowances take into consideration our ability to use these deferred tax assets and reduce the value of such items to the amount that is deemed more likely than not to be recoverable. Our ability to utilize these deferred tax assets is dependent on achieving our forecast of future taxable operating income over an extended period of time. We review our forecast in relation to actual results and expected trends on a quarterly basis. Failure to achieve our operating income targets may change our assessment regarding the recoverability of our net deferred tax assets and such change could result in a valuation allowance being recorded against some or all of our net deferred tax assets. An increase in a valuation allowance would result in additional income tax expense, lower member’s equity and could have a significant impact on our earnings in future periods. The release of valuation allowances in periods when these tax attributes become realizable would reduce our effective tax rate.

2. New Accounting Pronouncements.

The following new accounting pronouncements were adopted during the six months ended June 30, 2009:

Statement of Financial Accounting Standards (SFAS) No. 141R, “Business Combinations.” In December 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 141R which replaces SFAS No. 141, “Business Combinations.” SFAS No. 141R requires the acquiring entity in a business combination to recognize all and only the assets acquired and liabilities assumed in the transaction, establishes the acquisition date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose to investors and other users all of the information they need to evaluate and understand the nature and financial effect of the business combination. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and cannot be early adopted. Currently this statement has had no impact to our financial position, results of operations or cash flows. A significant impact may, however be realized on any future acquisitions by us. The amount of such impact will depend on the nature and terms of such future acquisition, if any.

SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” In March 2008, the FASB issued SFAS No. 161 which amends and expands the disclosure requirements for SFAS No. 133 with the intent to provide users of financial statements an enhanced understanding of how and why derivative instruments are used, how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods within those fiscal years, beginning on or after November 15, 2008. For us, SFAS No. 161 was effective as of January 1, 2009.

FASB Staff Position (FSP) No. FAS 142-3, “Determination of the Useful Life of Intangible Assets.” In April 2008, the FASB issued FSP No. FAS 142-3 which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets.” FSP No. FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. For us, FSP No. FAS 142-3 is effective as of January 1, 2009. The adoption of FSP No. FAS 142-3 did not materially affect our consolidated results of operations, financial position or cash flows.

SFAS No. 165, “Subsequent Events.” In May 2009, the FASB issued SFAS No. 165, which, absent related provisions contained in existing authoritative guidance, establishes general standards for the accounting for and disclosure of events that occur subsequent to the balance sheet date but before the financial statements of an entity are issued or are available to be issued. The adoption of the provisions of SFAS No. 165 by us effective June 30, 2009 did not have any impact on our consolidated results of operations, financial position or cash flows.

The following new accounting pronouncements have been issued, but have not yet been adopted as of June 30, 2009:

FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets.” In December 2008, the FASB issued FSP No. FAS 132(R)-1 which provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan and requires employers to provide more transparency about the assets held by the retirement plan and the concentrations of risk in those plans. FSP No. FAS 132(R)-1 is effective for financial statements issued for fiscal years beginning after December 15, 2009, and interim periods within those fiscal years. For us, FSP No. FAS 132(R)-1 is effective as of January 1, 2010. We are currently evaluating the effect of adopting FSP No. FAS 132(R)-1.

3. Share-Based Compensation

We account for share-based awards under the provisions of SFAS No. 123(R), “Share-Based Payment,” which established the accounting for share-based awards exchanged for employee services. Accordingly, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period. We record non-cash compensation expense for the restricted membership units, notional membership units and option awards over the vesting period using the straight-line method. See Note 12 for further discussion.

Information pertaining to option activity for the six months ended June 30, 2009 is as follows:

	Options	Weighted - Average Exercise Price
	(in thousands)
Outstanding at December 31, 2008	22,101	$1.00
Granted	—	—
Exercised	—	—
Forfeited	(512)	1.00

Outstanding at June 30, 2009	21,589	$1.00

4. Restructuring and Restructuring-Related Costs

As part of our ongoing efforts to improve efficiencies and increase productivity, we have implemented a number of restructuring initiatives in recent years.

On September 10, 2009, we committed to exit our Pernis facility, where we currently produce isoprene rubber (IR), as of December 31, 2009. We currently plan to transfer IR production to an alternative site of ours. We are in the process of completing project scoping for producing the alternative capacity, and until such alternative production capacity is brought on line, we plan to satisfy customer demand for IR with inventory on hand.

In connection with our exit from the Pernis facility, we currently estimate that we will incur approximately $5.0 million to $6.0 million in asset retirement obligations, $6.0 million to $7.0 million in restructuring costs (of which approximately $1.0 million will be a non-cash charge to write-down our inventory of spare parts), and $19.0 million to $21.0 million in accelerated depreciation of fixed assets. The asset retirement obligations and the restructuring costs will be recorded in the third quarter of 2009, and the accelerated depreciation will be recorded ratably, over the remainder of 2009, beginning in September 2009. We currently expect that the asset retirement obligations and the cash restructuring charges will be substantially paid in the first half of 2010.

In 2008 we restructured our research and technical service organizations to better align our research and product development capabilities with our customers’ needs and market requirements and to focus on our core capabilities and incurred $1.7 million and $0.5 million of severance and other staffing-related costs which were recorded in research and development expenses in the Condensed Consolidated Statements of Operations in the three month periods ended March 31, 2008 and June 30, 2008, respectively. Substantially all of the cash expenditures related to these restructurings were paid as of the end of the first quarter of 2009.

As of June 30, 2009, there was a total liability for restructuring costs of approximately $1.2 million, of which $1.0 million is related to severance costs to be paid by the end of the third quarter of 2009. The exit activity cost of approximately $0.2 million is associated with the closure of our office in London, United Kingdom and is expected to be paid over the next several years ending in the second quarter of 2011.

5. Detail of Certain Balance Sheet Accounts

The components of inventories of products and other payables and accruals are as follows:

	June 30, 2009	December 31, 2008
	(in thousands)
Inventories of products, net:
Finished products	$191,269	$271,449
Work in progress	2,871	1,781
Raw materials	37,215	50,963

	$231,355	$324,193

Other payables and accruals:
Employee related	$7,717	$25,418
Interest	9,927	10,316
Property and other taxes	2,268	—
Customer rebates	3,586	4,402
Income taxes payable	4,102	8,538
Derivative liabilities	6,013	5,483
Other	16,266	15,192

	$49,879	$69,349

6. Comprehensive Income

Comprehensive income includes net income (loss) and all other non-owner changes in equity. Components of comprehensive income are as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(in thousands)		(in thousands)
Net Income (Loss)	$(4,178)	$10,216	$(20,644)	$806
Other Comprehensive Income (Loss)
Foreign currency translation adjustments	22,464	2,968	5,398	21,881
Reclassification of interest rate swaps into earnings, net of tax	(421)	—	(842)	—
Net unrealized gain (loss) on interest rate swaps, net of tax	(211)	4,345	(358)	2,935

Total Comprehensive Income (Loss)	$17,654	$17,529	$(16,446)	$25,622

Accumulated other comprehensive income consists of the following:

	June 30, 2009	December 31, 2008
	(in thousands)
Foreign currency translation adjustments	$47,140	$41,742
Net unrealized loss on interest rate swaps, net of tax	(3,311)	(2,111)
Pension adjustment, net of tax	(33,808)	(33,808)

Total Accumulated Other Comprehensive Income	$10,021	$5,823

7. Long-Term Debt

Long-term debt consists of the following:

	June 30, 2009	December 31, 2008
	(in thousands)
Senior Secured Credit Facilities:
Revolving loans	$—	$50,000
Term loans	323,400	325,071
12.00% discount notes	250	245
8.125% Notes	170,000	200,000
Less 8.125% Notes Held as Treasury Bonds	(7,000)	—

Total debt	486,650	575,316
Less current portion of long-term debt	3,343	3,343

Total long-term debt	$483,307	$571,973

(a) Term Loans and Revolving Loans. We entered into a senior secured credit agreement dated as of December 23, 2003. The agreement and subsequent amendments to the agreement are defined herein as the Credit Agreement.

The Credit Agreement provides for a term facility (the “Term Facility”) of $385 million, and a revolving facility (the “Revolving Facility”), of $80.0 million of which $75.5 million is currently committed by lenders. In these notes to the Condensed Consolidated Financial Statements, the loans made under the Revolving Facility are referred to as the Revolving Loans, and the loans made under the Term Facility are referred to as the Term Loans.

We, and each of Kraton Polymers U.S. LLC, Elastomers Holdings LLC, and Kraton Polymers Capital Corporation, all of which are our subsidiaries, have guaranteed the Credit Agreement. The guarantors, together with us, are referred to as the Loan Parties. The Credit Agreement is secured by a perfected first priority security interest in all of each Loan Party’s tangible and intangible assets, including intellectual property, real property, all of our capital stock and the capital stock of our domestic subsidiaries and 65% of the capital stock of the direct foreign subsidiaries of each Loan Party.

Maturity. The Term Loans are payable in quarterly installments in an amount approximating 0.25% of the principal amount through June 30, 2012 with the balance payable in four equal quarterly installments commencing on September 30, 2012 and ending on May 12, 2013. The Revolving Loans outstanding are payable in a single maturity on May 12, 2011.

Interest. The Term Loans bear interest at a rate equal to the adjusted Eurodollar rate plus 2.00% per annum or, at our option, the base rate plus 1.00% per annum. In general, interest is payable quarterly, subject to the interest period selected by us, per the terms of the Credit Agreement. The weighted average effective interest rates on the Term Loans for the six months ended June 30, 2009 was 4.3% compared to 4.9% for the six months ended June 30, 2008. The average effective interest rates include the additional income statement effects of our highly effective interest rate swaps for both periods. See Note 9(a) for a description of the interest rate swap agreements.

The Revolving Loans bear interest at a rate equal to the adjusted Eurodollar rate plus a margin of between 2.00% and 2.50% per annum, depending on our leverage ratio, or at our option, the base rate plus a margin of between 1.00% and 1.50% per annum, also depending on our leverage ratio. The weighted average effective interest rates on the Revolving Loans for the six months ended June 30, 2009 was 4.3%. A commitment fee equal to 0.5% per annum times the daily average undrawn portion of the Revolving Facility accrues and is payable quarterly in arrears.

Mandatory Prepayments. The Term Facility is subject to mandatory prepayment with, in general: (1) 100% of the net cash proceeds of certain asset sales, subject to certain reinvestment rights; (2) 100% of the net cash proceeds of certain insurance and condemnation payments, subject to certain reinvestment rights; (3) 50% of the net cash proceeds of equity offerings (declining to 25%, if a leverage ratio is met); (4) 100% of the net cash proceeds of debt incurrences (other than debt incurrences permitted under the Credit Agreement); and (5) 50% of our excess cash flow, as defined in the Credit Agreement (declining to 25%, if a leverage ratio is met and to 0% if a further leverage ratio is met). Any such prepayment is applied first to the Term Facility and thereafter to the Revolving Facility.

Covenants. The Credit Agreement contains certain affirmative covenants including, among others, covenants to furnish the Lenders with financial statements and other financial information and to provide the Lenders notice of material events and information regarding collateral.

The Credit Agreement contains certain negative covenants that, among other things, restrict our ability, subject to certain exceptions, to incur additional indebtedness, grant liens on our assets, undergo fundamental changes, make investments, sell assets, make acquisitions, engage in sale and leaseback transactions, make restricted payments, engage in transactions with our affiliates, amend or modify certain agreements and charter documents and change our fiscal year. We are required to maintain a fiscal quarter end interest coverage ratio of 2.75:1.00 beginning March 31, 2009 and 3.00:1.00 beginning March 31, 2010 and continuing thereafter. In addition, we are required to maintain a fiscal quarter end leverage ratio not to exceed 4.45 beginning March 31, 2009 through September 30, 2009 and 4.00 beginning December 31, 2009 and continuing thereafter. As of June 30, 2009, we were in compliance with the applicable financial ratios in the senior secured credit facility and the other covenants contained in the senior secured credit facility and the indentures governing the 8.125% Notes. The maintenance of these financial ratios is based on our level of profitability. If the current global economic environment worsens or other factors arise which negatively impact our profitability, we may not be able to satisfy our covenants. If we are unable to satisfy such covenants or other provisions at any future time we would need to seek an amendment or waiver of such financial covenants or other provisions. The respective lenders under the senior secured credit facility may not consent to any amendment or waiver requests that we may make in the future, and, if they do consent, they may not do so on terms which are favorable to us. In the event that we were unable to obtain any such waiver or amendment and we were not able to refinance or repay our debt instruments, our inability to meet the financial covenants or other provisions of the senior secured credit facility would constitute an event of default under our Credit Agreement, including the senior secured credit facility, which would permit the bank lenders to accelerate the senior secured credit facility.

On January 14, 2008, we received an equity investment of $10 million, of which $9.6 million was included in the financial covenant calculation for the twelve-month period ending December 31, 2007 and was included in the fiscal quarter covenant calculations through the fiscal quarter ending September 30, 2008 pursuant to the equity cure provisions included in the Credit Agreement.

(b) Senior Discount Notes Due July 15, 2014. As part of a refinancing of indebtedness in October 2004, Polymer Holdings issued the 12% Discount Notes. The following is a summary of the material terms of the 12% Discount Notes. This description does not purport to be complete and is qualified, in its entirety, by reference to the provisions of the indenture governing the 12% Discount Notes.

Interest. No cash interest will accrue on the 12% Discount Notes prior to January 15, 2009. Thereafter, cash interest on the 12% Discount Notes will accrue and be payable semi-annually in arrears on January 15 and July 15 of each year, commencing on July 15, 2009, at a rate of 12.000% per annum. Interest is payable: (1) on January 15 and July 15 each year, with the first such payment to be made July 15, 2009; (2) upon any redemption or prepayment as described below; and (3) at maturity.

Accretion. The 12% discount notes were issued at a substantial discount to their principal amount at maturity and generated gross proceeds of approximately $91.9 million. The accreted value of each 12% discount note increased on a daily basis from the date of issuance until January 15, 2009, at a rate of 12% per annum, reflecting the accrual of non-cash interest, such that the accreted value on January 15, 2009, equals the principal amount at maturity.

Guarantees. None of Polymer Holdings’ subsidiaries guarantee the 12% Discount Notes.

Holding Company Structure and Ranking. Polymer Holdings is a holding company and does not have any material assets or operations other than ownership of Kraton’s capital stock. All of its operations are conducted through Kraton and Kraton’s subsidiaries and, therefore, Polymer Holdings will be dependent upon Kraton’s cash flow and the cash flow of our subsidiaries to meet its obligations under the 12% Discount Notes. As a result of the holding company structure, any right of Polymer Holdings and its creditors, including the holders of the 12% Discount Notes, to participate in the assets of any of its subsidiaries upon such subsidiary’s liquidation or reorganization will be structurally subordinated to the claims of that subsidiary’s creditors and holders of preferred stock of such subsidiary, if any. In addition, in the event of the bankruptcy, liquidation, reorganization or other winding up of Polymer Holdings, or upon a default in payment with respect to, or the acceleration of, any indebtedness under the senior secured credit facility or other secured indebtedness of Polymer Holdings, the assets of Polymer Holdings will be available to pay obligations on the 12% Discount Notes only after all secured indebtedness has been repaid from such assets.

Optional Redemption. Generally, Polymer Holdings could not elect to redeem the 12% Discount Notes until January 15, 2009. After such date, Polymer Holdings may elect to redeem the 12% discount notes at certain predetermined redemption prices, plus accrued and unpaid interest.

Covenants. The 12% Discount Notes contain certain affirmative covenants including, among others, to furnish the holders of 12% Discount Notes with financial statements and other financial information and to provide the holders of 12% Discount Notes notice of material events.

The 12% Discount Notes contain certain negative covenants including limitations on indebtedness, limitations on restricted payments, limitations on restrictions on distributions from certain subsidiaries, limitations on lines of business and merger and consolidations.

As of June 30, 2009, Polymer Holdings was in compliance with all covenants under the 12% Discount Notes.

Exchange Offer. On October 20, 2005, Polymer Holdings completed an offer to exchange all of its outstanding 12% Discount Notes issued under an exemption from the registration requirement of the Securities Act, for notes registered under the Securities Act. In this offer, 100% of the outstanding notes issued under the exemptions from registration were tendered and exchanged for registered notes. The registered notes are identical to the unregistered notes, except that the registered notes do not carry transfer restrictions.

(c) Senior Subordinated 8.125% Notes Due January 15, 2014. On December 23, 2003, Kraton and Kraton Polymers Capital Corporation issued the 8.125% Notes in an aggregate principal amount of $200.0 million. The 8.125% Notes are subject to the provisions for mandatory and optional prepayment and acceleration and are payable in full on January 15, 2014. Polymer Holdings and each of Kraton Polymers U.S. LLC and Elastomers Holdings LLC, which we refer to collectively as the Guarantor Subsidiaries, have guaranteed the 8.125% Notes. The amount of 8.125% Notes outstanding at June 30, 2009 was $170.0 million less $ 7.0 million held as treasury bonds and $200 million at December 31, 2008.

Interest. The 8.125% Notes bear interest at a fixed rate of 8.125% per annum. Interest is payable semi-annually on January 15 and July 15 each year. The $ 7.0 million 8.125% Notes held as treasury bonds do not bear interest.

Optional Redemption. Prior to January 15, 2007, we had the option to redeem up to 35% of the aggregate principal amount of the 8.125% Notes at a redemption price equal to 108.125% of the principal amount of the 8.125% Notes being redeemed, plus accrued and unpaid interest. Between January 15, 2007 and January 15, 2009, we could not elect to redeem the 8.125% Notes at predetermined redemption prices. After January 15, 2009, we can elect to redeem all or a part of the 8.125% Notes at certain predetermined redemption prices, plus accrued and unpaid interest.

Extinguishment of Debt. In March 2009, we purchased and extinguished $30 million face value of our 8.125% Notes for cash consideration of $10.9 million, which included accrued interest of $0.4 million. We recorded a gain of approximately $19.5 million in the quarter ended March 31, 2009 related to the purchase and extinguishment of these 8.125% Notes. In April 2009, TJ Chemical, purchased approximately $6.3 million face value of our 8.125% Notes for cash consideration of $2.5 million, which included accrued interest of $0.1 million. Immediately upon purchasing our Notes, TJ Chemical contributed the purchased Notes to Polymer Holdings. We are holding the Notes as treasury bonds. Also in April 2009, we purchased approximately $0.7 million face value of our 8.125% Notes for cash consideration of $0.3 million which we are holding as treasury bonds. We recorded a gain of approximately $4.3 million on the extinguishment of debt in the Condensed Consolidated Statements of Operations in the quarter ended June 30, 2009.

We capitalize financing fees and other related costs and amortize them to interest expense over the term of the related debt instrument. In the quarter ended June 30, 2009 we amortized to interest expense $0.1 million of remaining deferred financing costs associated with the extinguishment of the $7.0 million face value of our 8.125% Notes.

Covenants. The 8.125% Notes contain certain affirmative covenants including, among others, covenants to furnish the holders of the 8.125% Notes with financial statements and other financial information and to provide the holders of the 8.125% Notes notice of material events.

The 8.125% Notes contain certain negative covenants including limitations on indebtedness, limitations on restricted payments, limitations or restrictions on distributions from certain subsidiaries, limitations on lines of businesses and mergers and consolidations. As of June 30, 2009, we were in compliance with all covenants under the 8.125% Notes.

8. Fair Value Measurements

Effective January 1, 2008, we adopted SFAS No. 157, “Fair Value Measurements,” for financial assets and liabilities. SFAS No. 157 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. SFAS No. 157 requires entities to, among other things, maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

SFAS No. 157 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. In accordance with SFAS No. 157, these two types of inputs have created the following fair value hierarchy:

•	Level 1—Quoted unadjusted prices for identical instruments in active markets.

•

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Model-derived valuations in which one or more significant inputs or significant value drivers are unobservable.

From time to time, we enter into derivative financial instruments that are measured at fair value. See Note 9 for further discussion.

9. Financial Instruments, Hedging Activities and Credit Risk

Financial Instruments

(a) Interest Rate Swap Agreements. In February 2008, we entered into a $325 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. The agreement had a fixed rate of 2.77%, with a margin of 2.0%, which resulted in a total cost of 4.77%, and a term through April 1, 2010. This agreement was designated as a cash flow hedge on the exposure of the variability of future cash flows subject to the variable quarterly interest rates on $325 million of the term loan portion of the Term Facility. We settled the swap early in June 2008 and realized cash proceeds of $4.6 million, resulting in a gain on the settlement of $4.6 million. The gain is deferred in accumulated other comprehensive income and is being reclassified as a reduction in interest expense through March 31, 2010 using the effective interest method, unless we determine that the forecasted interest payments under the Term Facility are probable not to occur, in which case the remaining portion of the gain would then be reclassified immediately to interest expense. We reclassified $0.7 million into earnings for the quarter ended June 30, 2009.

In October 2008, we entered into a $320 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. The agreement had a fixed rate of 2.99%, with a margin of 2.0%, which resulted in a total cost of 4.99%, and a term through December 31, 2009. This agreement was designated as a cash flow hedge on the exposure of the variability of future cash flows subject to the variable quarterly interest rates on $320 million of the term loan portion of the Term Facility. We recorded a unrealized gain of $0.3 million in accumulated other comprehensive income related to the effective portion of the hedge for the quarter ended June 30, 2009.

In May 2009, we entered into a $310 million notional amount interest rate swap agreement to hedge or otherwise protect against Eurodollar interest rate fluctuations on a portion of our variable rate debt. This agreement is effective on January 4, 2010 and expires on January 3, 2011 and has a fixed rate of 1.53%, with a margin of 2.0%, which resulted in a total cost of 3.53%. We recorded an unrealized loss of $0.5 million in accumulated other comprehensive income related to the effective portion of this hedge for the quarter ended June 30, 2009.

Foreign Currency Hedge. On February 18, 2009 we entered into a foreign currency option contract to reduce our exposure to fluctuations in the Euro to U.S. dollar exchange rate for a notional amount of €47.3 million which expires on December 29, 2009. The option contract does not qualify for hedge accounting.

During the quarters ended March 31, 2009 and June 30, 2009, we recorded gains of $0.5 million and $0.3 million, respectively, which represented the mark-to-market impact of the purchased option contract. The gains were recorded in selling, general, and administrative expense on the Condensed Consolidated Statements of Operations.

The financial assets and liabilities measured at fair value on a recurring basis are included below:

	Balance Sheet Location	June 30, 2009	Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Derivative assets— Foreign currency option	Other current assets	$1,810	$—	$1,810	$—
Derivative liabilities— Interest rate swap	Other payables and accruals	$5,243	$—	$5,243	$—
Derivative liabilities— Interest rate swap	Other payables and accruals	$770	$—	$770	$—

	Balance Sheet Location	December 31, 2008	Fair Value Measurements at Reporting Date Using
			Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(in thousands)
Derivative liabilities— Interest rate swap	Other payables and accruals	$5,483	$—	$5,483	$—

The use of derivatives creates exposure to credit risk relating to potential losses that could be recognized in the event that the counterparties to these instruments fail to perform their obligations under the contracts. We minimize this risk by limiting our counterparties to major financial institutions with acceptable credit ratings and monitoring positions with individual counterparties. In the event of a default by one of our counterparties, we may not receive payments provided for under the terms of our derivatives. We do not anticipate any defaults by our derivative instrument contract counterparties.

(b) Fair Value of Financial Instruments

The following table presents the carrying values and approximate fair values of our long-term debt at June 30, 2009 and December 31, 2008:

	June 30, 2009		December 31, 2008
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in thousands)
Revolving loans	$—	$—	$50,000	$50,000
Term loans	323,400	323,400	325,071	325,071
12.00% discount notes	250	250	245	245
Bonds Payable 8.125% Notes	163,000	103,709	200,000	79,250
8.125% Notes Held as Treasury Bonds	7,000	4,454	—	—

The Term Loans and Revolving Loans are variable interest rate securities, and as such, the fair value approximates their carrying value.

Credit Risk. Our customers are diversified by industry and geography with approximately 700 customers in approximately 60 countries worldwide. We do not have concentrations of receivables from these industry sectors throughout these countries. The recent global economic downturn may affect our overall credit risk. Where exposed to credit risk, we analyze the counterparties’ financial condition prior to entering into an agreement, establishes credit limits and monitors the appropriateness of those limits on an ongoing basis. We also obtain cash, letters of credit or other acceptable forms of security from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the contractual terms and conditions applicable to each transaction.

10. Income Taxes

The effective tax rate for the six months ended June 30, 2009 was approximately (6.0)% compared to a rate of 75.6% in the six months ended June 30, 2008. Our effective tax rate for the six months ended June 30, 2009 was lower than our statutory rate primarily due to a pretax loss, along with not recording a tax benefit for certain net operating losses generated during that period and changes in where our income is earned. Our effective tax rate for the six months ended June 30, 2008 was higher than our statutory rate primarily due to pre-tax income, along with not recording a tax benefit for certain net operating losses generated during that period and changes in where our income is earned.

As of June 30, 2009, we had total unrecognized tax benefits of $1.4 million. As of June 30, 2009, we believe that no current tax positions that have resulted in unrecognized tax benefits will significantly increase or decrease within one year, and no material changes have occurred in our estimates or are expected to occur in events related to anticipated changes in our unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. As of June 30, 2009, our 2005 through 2007 U.S. federal income tax returns remain open to examination. In addition, open tax years to state and foreign jurisdictions remain subject to examination.

11. Commitments and Contingencies

Legal Proceedings

Pursuant to the sale agreements between us and Shell Chemicals relating to the separation from Shell Chemicals in 2001, Shell Chemicals has agreed to indemnify us for certain liabilities and obligations to third parties or claims against us by a third party relating to matters arising prior to the closing of the acquisition by Ripplewood Chemical, subject to certain time limitations. Shell Chemicals has been named in several lawsuits relating to the elastomers business that we have acquired. In particular, claims have been filed against Shell Chemicals alleging workplace asbestos exposure at the Belpre, Ohio facility. We are indemnified by Shell Chemicals with respect to these claims, subject to certain time limitations. In addition, we and Shell Chemicals have entered into a consent order relating to certain environmental remediation at the Belpre, Ohio facility.

While we are involved from time to time in litigation and governmental actions arising in the ordinary course of business, we are not aware of any actions which we believe would individually or in the aggregate materially adversely affect our business, consolidated results of operations, financial position or cash flows.

12. Employee Benefits

(a) Investment in Kraton Management LLC (Management LLC). We provided certain key employees who held interests in us prior to the acquisition the opportunity to roll over their interests into membership units of Management LLC, which owns a corresponding number of membership units in TJ Chemical. Additional employees have also been given the opportunity to purchase membership units in TJ Chemical through Management LLC at the original buy-in price. The membership units are subject to customary tag-along and drag-along rights, as well as a company call right in the event of termination of employment. As of June 30, 2009, there were 1,706,000 membership units of Management LLC issued and outstanding.

(b) TJ Chemical Holdings LLC 2004 Option Plan. On September 9, 2004, TJ Chemical adopted an option plan, or the Option Plan, which allows for the grant to key employees, consultants, members and service providers of TJ Chemical and its affiliates, including us, of non-qualified options to purchase TJ Chemical membership units. As of June 30, 2009 there were 21,589,118 options granted and outstanding. The exercise price per membership unit shall be equal to the fair market value of a membership unit on the date of grant. All options granted in fiscal 2008, fiscal 2007 and fiscal 2006 had an exercise price of $1 per membership unit, which is equal to or in excess of the fair value of the membership unit on the date of grant. The Options generally vest in 20% annual increments from the date of grant. However, the Compensation Committee (the “Committee”) determined that a shorter vesting period was appropriate for grants made during the 2008 fiscal year and therefore Options granted in 2008 were set to vest in increments of 1/3 over 3 years. With respect to directors, previous to 2008 options were exercisable in 50% increments annually on each of the first two anniversaries of the grant date, so long as the holder of the option is still a director on the vesting date. In 2008, Options granted to directors were granted in increments of 1/3 over 3 years, except the Chairman who has a one year vesting. Upon a change in control, the options will become 100% vested if the participant’s employment is terminated without cause or by the participant for good reason (as each term is defined in the Option Plan) within the 2-year period immediately following such change in control.

The Committee of Polymer Holdings administers the Option Plan on behalf of TJ Chemical, including, without limitation, the determination of the individuals to whom grants will be made, the number of membership units subject to each grant and the various terms of such grants. The Committee will have the right to terminate all of the outstanding options at any time and pay the participants an amount equal to the excess, if any, of the fair market value of a membership unit as of such date over the exercise price with respect to such option, or the spread. Generally, in the event of a merger (except a merger where membership unit holders receive securities of another corporation), the options will pertain to and apply to the securities that the option holder would have received in the merger; and in the event of a dissolution, liquidation, sale of assets or any other merger, the Committee has the discretion to: (1) provide for an “exchange” of the options for new options on all or some of the property for which the membership units are exchanged (as may be adjusted by the Committee); (2) cancel and cash out the options (whether or not then vested) at the spread; or (3) provide for a combination of both. Generally, the Committee may make appropriate adjustments with respect to the number of membership units covered by outstanding options and the exercise price in the event of any increase or decrease in the number of membership units or any other corporate transaction not described in the preceding sentence.

On a termination of a participant’s employment (other than without cause or by the participant for good reason within the 2-year period immediately following a change in control), unvested options automatically expire and vested options expire on the earlier of: (1) the commencement of business on the date the employment is terminated for cause; (2) 90 days after the date employment is terminated for any reason other than cause, death or disability; (3) 1-year after the date employment is terminated by reason of death or disability; or (4) the 10th anniversary of the grant date for such option.

Generally, pursuant to TJ Chemical’s operating agreement, membership units acquired pursuant to the Option Plan are subject to customary tag-along and drag-along rights for the 180-day period following the later of a termination of employment and 6 months and 1-day following the date that units were acquired pursuant to the exercise of the option, TJ Chemical has the right to repurchase each membership unit then owned by the participant at fair value, as determined in good faith by the Board of Directors of TJ Chemical. See Note 12(e) for further discussion.

(c) Profits Units of Kraton Management, LLC (Management, LLC). We provided certain key employees with a grant of profits units (subject to the 8.7% pool limitation described in Note 12(d)). Profits units are economically equivalent to an option, except that they provide the recipient/employee with an opportunity to recognize capital gains in the appreciation of TJ Chemical and its affiliates and TJ Chemical and its affiliates does not receive any deduction at the time of grant or disposition of the profits unit by the employee. Generally, pursuant to the applicable grant agreements, 50% of such profits units will vest when the fair value of TJ Chemical’s assets equals or exceeds two times the Threshold Amount, i.e., the first tranche, and the remaining 50% will vest when the fair value of TJ Chemical’s assets equals or exceeds three times the threshold amount, i.e., the second tranche, in each case, as determined by the Board of TJ Chemical, provided that the executive remains employed through the applicable vesting date. Additionally, 100% of the profits units shall vest upon the effective date of a disposition by the initial investors of 51% or more of their aggregate interests in Kraton. If at the time TJ Chemical makes a determination as to whether an individual is entitled to any appreciation with respect to the profits units, the value of the assets is more than two times, but less than three times the Threshold Amount, a pro rata portion of the second tranche will vest based on the appreciation above the two times Threshold Amount. Compensation expense will be recorded in our Condensed Consolidated Financial Statements for this difference at the time it becomes probable the profits units will become vested. If an employees’ employment terminates prior to any applicable vesting date, such employee shall automatically forfeit all rights to any unvested profits units. As of June 30, 2009, there were 900,000 profits units granted and not yet vested. See Note 12(e) for further discussion.

(d) Options and Profits Units Outstanding. As of August 2008, the Option Plan was amended to provide for an increase in the number of options and profit units from 21,740,802 to 23,740,802, or 8.7% of the outstanding membership units and profits units of TJ Chemical on March 31, 2004, on a fully diluted basis.

In the second quarter of 2009, no options were granted and 185,000 options were forfeited. As of June 30, 2009, the total options granted under the Option Plan amounted to 21,589,118. In addition, as of June 30, 2009, there were 900,000 profits units granted under the Option Plan and not yet vested. See Note 12(c) for further discussion.

(e) Kraton Polymers LLC Executive Deferred Compensation Plan. On September 9, 2004, the Board of Directors adopted the Kraton Deferred Compensation Plan. Under the plan, certain employees will be permitted to elect to defer a portion (generally up to 50%) of their annual incentive bonus with respect to each bonus period. Participating employees will be credited with a notional number of membership units based on the fair value of TJ Chemical membership units as of the date of deferral, although the distribution of membership units in such accounts may be made indirectly through Management LLC. Such membership units will be distributed upon termination of the participant’s employment subject to a call right or upon a change in control. We reserved 2,000,000 membership units for issuance pursuant to the Kraton Deferred Compensation Plan as of December 31, 2006, and currently, there are 1,800,504 membership units available for issuance pursuant to the Kraton Deferred Compensation Plan.

(f) 2009 Incentive Compensation Plan. On February 13, 2009, the Committee of the Board of Directors (the “Board”) of Kraton approved and adopted the 2009 Incentive Compensation Plan (the “Plan”), including the performance-based criteria by which potential bonus payouts to participants in the Plan (“Participants”) will be determined. The Plan is designed to attract, retain, motivate and reward officers, including named executive officers, and certain other employees that have been deemed eligible to participate in the Plan. For the bonus year that ends December 31, 2009, the Board established a common bonus pool based upon performance calculations, in accordance with Plan provisions. The potential range for this bonus pool is from zero to $15 million, depending on Kraton’s and individual performance factors, including performance criteria to be established by the Committee. Based on additional performance criteria such as our safety performance, innovation as a percent of total revenue, productivity, specific cost out and pricing initiatives, the Committee may add up to $1 million to the bonus pool. Kraton’s 2009 performance will be the most significant factor in determining the size of the bonus pool. As of June 30, 2009, we recorded a total liability for incentive compensation of approximately $0.5 million.

(g) Retirement Plans. The components of net periodic benefit cost related to pension benefits and other postretirement benefits for the three and six months ended June 30, 2009 and June 30, 2008, are as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Pension Benefits
Components of net periodic benefit cost:
Service cost	$709	$603	$1,418	$1,206
Interest cost	1,186	1,059	2,372	2,118
Expected return on plan assets	(1,170)	(1,032)	(2,340)	(2,064)
Amortization of prior service cost	135	—	271	—

Net periodic benefit cost	$860	$630	$1,721	$1,260

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Components of net periodic benefit cost:
Service cost	$100	$88	$200	$176
Interest cost	230	212	460	424
Amortization of prior service cost	18	—	35	—

Net periodic benefit cost	$348	$300	$695	$600

Contributions. We made a $1.2 million and $0.8 million contribution to our pension plan in the quarters ended March 31, 2009 and June 30, 2009, respectively, and expect to contribute $4.2 million in total in 2009.

13. Industry Segment and Foreign Operations

We operate in one segment for the manufacture and marketing of styrenic block copolymers. In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, our chief operating decision-maker has been identified as the President and Chief Executive Officer, who regularly reviews financial information to make decisions about allocating resources and assessing performance for the entire company. Since we operate in one segment and in one group of similar products, all financial segment and product line information required by SFAS 131 can be found in the Condensed Consolidated Financial Statements.

For geographic reporting, revenues are attributed to the geographic location in which the customers’ facilities are located. Long-lived assets consist primarily of property, plant, and equipment, which are attributed to the geographic location in which they are located. Net revenues and long-lived assets by geographic region were as follows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
	(in thousands)		(in thousands)
Total Operating Revenues:
United States	$78,641	$111,113	$139,188	$192,834
Germany	29,072	40,888	50,642	75,737
The Netherlands	16,057	12,951	24,702	42,656
Japan	16,040	16,168	26,969	31,549
Italy	9,168	25,433	16,049	25,798
China	8,826	3,141	12,443	18,726
Brazil	7,937	10,665	14,335	18,604
United Kingdom	7,672	13,201	13,987	20,948
Thailand	6,704	5,841	12,513	9,267
France	6,569	11,933	14,304	21,104
Taiwan	5,111	3,422	7,655	10,794
Poland	4,943	11,240	5,602	11,029
Canada	4,100	3,941	7,828	14,595
Sweden	3,730	3,152	6,181	7,535
Mexico	3,584	8,487	5,806	6,266
Turkey	3,568	6,176	5,680	9,425
Denmark	3,276	2,797	6,079	5,835
Korea, Republic of	2,706	4,509	4,600	5,341
Argentina	2,657	4,387	5,303	7,465
Australia	2,346	3,791	3,202	8,175
Austria	2,227	3,937	2,938	5,230
Norway	1,875	1,758	1,969	1,927
Belgium	1,677	7,056	14,659	12,264
Switzerland	1,357	1,382	2,952	2,396
Malaysia	1,337	1,580	2,400	2,913
India	1,162	1,077	2,263	1,945
Czech Republic	1,157	1,171	2,264	2,424
Other	10,322	24,172	16,266	39,448

	$243,821	$345,369	$428,779	$612,230

	June 30, 2009	December 31, 2008
Long-Lived Assets:
United States	$324,686	$303,278
France	108,776	108,665
Brazil	57,752	48,237
Germany	39,937	39,361
The Netherlands	34,058	34,018
China	2,320	2,317
Japan	(59)	6,699
Other	11,740	11,685

	$579,210	$554,260

14. Supplemental Guarantor Information

Kraton and Kraton Polymers Capital Corporation, a financing subsidiary, collectively, the Issuers, are co-issuers of the 8.125% Notes. The Guarantor Subsidiaries fully and unconditionally guarantee, on a joint and several basis, the Issuers’ obligations under the 8.125% Notes. Kraton’s remaining subsidiaries are not guarantors of the 8.125% Notes. We do not believe that separate financial statements and other disclosures concerning the Guarantor Subsidiaries would provide any additional information that would be material to investors in making an investment decision.

Polymer Holdings LLC

Condensed Consolidating Balance Sheet

June 30, 2009

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited)
ASSETS

Current Assets
Cash and cash equivalents	$—	$—	$2,486	$15,224	$—	$17,710
Receivables, net	—	24,425	63,875	87,390	(49,243)	126,447
Inventories of products, net	—	—	96,915	146,525	(12,085)	231,355
Inventories of materials and supplies	—	—	6,852	4,517	—	11,369
Deferred income taxes	—	—	14,778	—	—	14,778
Other current assets	—	6,786	1,714	4,074	—	12,574

Total current assets	—	31,211	186,620	257,730	(61,328)	414,233
Property, plant and equipment, less accumulated depreciation	—	95,896	175,619	105,205	—	376,720
Identifiable intangible assets, less accumulated amortization	—	16,827	—	46,938	—	63,765
Investment in consolidated subsidiaries	165,860	909,479	—	—	(1,075,339)	—
Investment in unconsolidated joint venture	—	813	—	10,737	—	11,550
Deferred financing costs	—	6,602	—	—	—	6,602
Deferred income taxes	34	21,020	6,698	622	(28,374)	—
Other long-term assets	—	116,708	472,429	15,405	(582,428)	22,114

Total Assets	165,894	$1,198,556	$841,366	$436,637	$(1,747,469)	$894,984

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities
Current portion of long-term debt	$—	$3,343	$—	$—	$—	$3,343
Accounts payable-trade	—	2,700	32,258	41,972	—	76,930
Other payables and accruals	—	15,940	37,877	20,277	(24,215)	49,879
Due to related party	—	—	8,501	25,882	(25,028)	9,355
Insurance note payable	—	3,019	—	—	—	3,019

Total current liabilities	—	25,002	78,636	88,131	(49,243)	142,526
Long-term debt, net of current portion	250	483,057	—	—	—	483,307
Deferred income taxes	—	58,944	—	—	(28,374)	30,570
Long-term liabilities	—	469,004	53,960	122,380	(582,428)	62,916

Total liabilities	250	1,036,007	132,596	210,511	(660,045)	719,319

Commitments and contingencies (Note 11)
Member’s equity
Common equity	165,644	165,860	742,578	178,986	(1,087,424)	165,644
Accumulated other comprehensive income	—	(3,311)	(33,808)	47,140	—	10,021

Total member’s equity	165,644	162,549	708,770	226,126	(1,087,424)	175,665

Total Liabilities and Member’s Equity	$165,894	$1,198,556	$841,366	$436,637	$(1,747,469)	$894,984

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Polymer Holdings LLC

Condensed Consolidating Balance Sheet

December 31, 2008

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS

Current Assets
Cash and cash equivalents	$—	$—	$65,460	$35,936	$—	$101,396
Receivables, net	—	944	45,322	68,148	(18,971)	95,443
Inventories of products, net	—	—	145,654	187,396	(8,857)	324,193
Inventories of materials and supplies	—	—	6,816	4,239	—	11,055
Deferred income taxes	—	—	14,778	—	—	14,778
Other current assets	—	2,905	720	3,144	—	6,769

Total current assets	—	3,849	278,750	298,863	(27,828)	553,634
Property, plant and equipment, less accumulated depreciation	—	93,782	164,396	113,830	—	372,008
Identifiable intangible assets, less accumulated amortization	—	20,113	—	46,938	—	67,051
Investment in consolidated subsidiaries	182,767	898,565	—	—	(1,081,332)	—
Investment in unconsolidated joint venture	—	813	—	11,558	—	12,371
Deferred financing costs	—	8,184	—	—	—	8,184
Deferred income taxes	31	20,131	—	—	(20,162)	—
Other long-term assets	—	137,954	411,841	11,739	(542,908)	18,626

Total Assets	$182,798	$1,183,391	$854,987	$482,928	$(1,672,230)	$1,031,874

LIABILITIES AND MEMBER’S EQUITY

Current Liabilities
Current portion of long-term debt	$—	$3,343	$—	$—	$—	$3,343
Accounts payable-trade	—	2,700	36,806	35,671	—	75,177
Other payables and accruals	—	15,815	26,184	27,350	—	69,349
Due to related party	—	—	9,546	35,010	(18,971)	25,585

Total current liabilities	—	21,858	72,536	98,031	(18,971)	173,454
Long-term debt, net of current portion	245	571,728	—	—	—	571,973
Deferred income taxes	—	—	53,435	1,681	(20,162)	34,954
Long-term liabilities	—	408,416	53,626	143,983	(542,908)	63,117

Total liabilities	245	1,002,002	179,597	243,695	(582,041)	843,498

Commitments and contingencies (Note 11)

Member’s equity
Common equity	182,553	182,767	694,170	213,252	(1,090,189)	182,553
Accumulated other comprehensive income	—	(1,378)	(18,780)	25,981	—	5,823

Total member’s equity	182,553	181,389	675,390	239,233	(1,090,189)	188,376

Total Liabilities and Member’s Equity	$182,798	$1,183,391	$854,987	$482,928	$(1,672,230)	$1,031,874

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Polymer Holdings LLC

Condensed Consolidating Statement of Operations

Three Months Ended June 30, 2009

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited)
Operating Revenues
Sales	$—	$—	$122,112	$151,539	$(39,910)	$233,741
Other	—	—	—	10,080	—	10,080

Total operating revenues	—	—	122,112	161,619	(39,910)	243,821
Cost of Goods Sold	—	5,449	95,779	146,742	(39,910)	208,060

Gross Profit	—	(5,449)	26,333	14,877	—	35,761

Operating Expenses
Research and development	—	—	3,485	1,586	—	5,071
Selling, general, and administrative	—	(272)	9,123	9,201	—	18,052
Depreciation and amortization	—	3,973	5,522	3,047	—	12,542

Total operating expenses	—	3,701	18,130	13,834	—	35,665

Gain on Extinguishment of Debt	—	4,340	—	—	—	4,340
Equity in Earnings of Consolidated Subsidiaries	(4,178)	12,781	—	—	(8,603)	—
Equity in Earnings of Unconsolidated Joint Venture	—	—	—	102	—	102
Interest Expense, net	—	9,725	(2,746)	846	—	7,825

Income (Loss) Before Income Taxes	(4,178)	(1,754)	10,949	299	(8,603)	(3,287)
Income Tax Expense (Benefit)	—	2,424	33	(1,566)	—	891

Net Income (Loss)	$(4,178)	$(4,178)	$10,916	$1,865	$(8,603)	$(4,178)

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Polymer Holdings LLC

Condensed Consolidating Statement of Operations

Three Months Ended June 30, 2008

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Revenues
Sales	$—	$—	$173,152	$201,984	$(46,774)	$328,362
Other	—	—	—	17,007	—	17,007

Total operating revenues	—	—	173,152	218,991	(46,774)	345,369
Cost of Goods Sold	—	(1,457)	139,801	191,253	(46,774)	282,823

Gross Profit	—	1,457	33,351	27,738	—	62,546

Operating Expenses
Research and development	—	—	4,186	3,217	—	7,403
Selling, general, and administrative	—	235	8,643	11,031	—	19,909
Depreciation and amortization	—	4,169	5,379	3,562	—	13,110

Total operating expenses	—	4,404	18,208	17,810	—	40,422

Equity in Earnings of Consolidated Subsidiaries	10,216	21,902	—	—	(32,118)	—
Equity in Earnings of Unconsolidated Joint Venture	—	—	—	159	—	159
Interest Expense, net	6	10,046	(2,489)	1,861	—	9,424

Income (Loss) Before Income Taxes	10,210	8,909	17,632	8,226	(32,118)	12,859
Income Tax Expense (Benefit)	(3)	(1,307)	15	3,941	—	2,646

Net Income (Loss)	$10,213	$10,216	$17,617	$4,285	$(32,118)	$10,213

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Polymer Holdings LLC

Condensed Consolidating Statement of Operations

Six Months Ended June 30, 2009

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited)
Operating Revenues
Sales	$—	$—	$218,973	$273,425	$(80,791)	$411,607
Other	—	—	—	17,172	—	17,172

Total operating revenues	—	—	218,973	290,597	(80,791)	428,779
Cost of Goods Sold	—	(3,706)	191,552	277,030	(80,791)	384,085

Gross Profit	—	3,706	27,421	13,567	—	44,694

Operating Expenses
Research and development	—	—	6,060	3,980	—	10,040
Selling, general, and administrative	—	(625)	19,354	17,574	—	36,303
Depreciation and amortization	—	8,141	11,025	5,940	—	25,106

Total operating expenses	—	7,516	36,439	27,494	—	71,449

Gain on Extinguishment of Debt	—	23,831	—	—	—	23,831
Equity in Earnings of Consolidated Subsidiaries	(20,644)	(18,948)	—	—	39,592	—
Equity in Earnings of Unconsolidated Joint Venture	—	—	—	176	—	176
Interest Expense, net	5	19,858	(5,471)	2,346	—	16,738

Income (Loss) Before Income Taxes	(20,649)	(18,785)	(3,547)	(16,097)	39,592	(19,486)
Income Tax Expense (Benefit)	(3)	1,859	67	(763)	—	1,160

Net Income (Loss)	$(20,646)	$(20,644)	$(3,614)	$(15,334)	$39,592	$(20,646)

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Polymer Holdings LLC

Condensed Consolidating Statement of Operations

Six Months Ended June 30, 2008

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Operating Revenues
Sales	$—	$—	$304,120	$370,187	$(89,657)	$584,650
Other	—	—	—	27,580	—	27,580

Total operating revenues	—	—	304,120	397,767	(89,657)	612,230
Cost of Goods Sold	—	(67)	238,315	352,308	(89,657)	500,899

Gross Profit	—	67	65,805	45,459	—	111,331

Operating Expenses
Research and development	—	—	9,630	5,691	—	15,321
Selling, general, and administrative	—	252	24,190	20,922	—	45,364
Depreciation and amortization	—	9,790	10,761	7,211	—	27,762

Total operating expenses	—	10,042	44,581	33,824	—	88,447

Equity in Earnings of Consolidated Subsidiaries	806	29,565	—	—	(30,371)	—
Equity in Earnings of Unconsolidated Joint Venture	—	—	—	220	—	220
Interest Expense, net	12	21,020	(5,065)	3,848	—	19,815

Income (Loss) Before Income Taxes	794	(1,430)	26,289	8,007	(30,371)	3,289
Income Tax Expense (Benefit)	(6)	(2,236)	15	4,716	—	2,489

Net Income (Loss)	$800	$806	$26,274	$3,291	$(30,371)	$800

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Polymer Holdings LLC

Condensed Consolidating Statement of Cash Flows

Six Months Ended June 30, 2009

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	(Unaudited)
Cash flows provided by (used in) operating activities	$—	$(22,334)	$19,861	$7,180	$—	$4,707
Cash flows used in investing activities
Purchase of property, plant and equipment net of proceeds from sales of equipment		—	(22,247)	(577)	—	(22,824)

Net cash used in investing activities	—	—	(22,247)	(577)	—	(22,824)

Cash flows provided by (used in) financing activities
Borrowings under debt obligations	—	53,000	—	—	—	53,000
Repayment of debt obligations	—	(115,341)	—	—	—	(115,341)
Proceeds from (payments on) intercompany loan	—	81,656	(60,588)	(21,068)	—	—
Proceeds from insurance note payable	—	3,019	—	—	—	3,019

Net cash provided by (used in) financing activities	—	22,334	(60,588)	(21,068)	—	(59,322)

Effect of exchange rate difference on cash and cash equivalents	—	—	—	(6,247)	—	(6,247)

Net decrease in cash and cash equivalents	—	—	(62,974)	(20,712)	—	(83,686)
Cash and cash equivalents at beginning of period	—	—	65,460	35,936	—	101,396

Cash and cash equivalents at end of period	$—	$—	$2,486	$15,224	$—	$17,710

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

Polymer Holdings LLC

Condensed Consolidating Statement of Cash Flows

Six Months Ended June 30, 2008

(In thousands)

	Polymer Holdings(1)	Kraton(2)	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows provided by (used in) operating activities	$—	$(15,370)	$18,770	$(17,263)	$—	$(13,863)
Cash flows used in investing activities
Purchase of property, plant and equipment net of proceeds from sales of equipment		—	(7,811)	(1,858)	—	(9,669)

Net cash used in investing activities	—	—	(7,811)	(1,858)	—	(9,669)

Cash flows provided by (used in) financing activities
Borrowings under debt obligations	—	154,750	—	—	—	154,750
Repayment of debt obligations	—	(166,472)	—	—	—	(166,472)
Proceeds from cash contribution from member	—	10,000	—	—	—	10,000
Proceeds from (payments on) intercompany loan	—	17,586	(19,040)	1,454	—	—
Payment of insurance note payable	—	(494)	—	—	—	(494)

Net cash provided by (used in) financing activities	—	15,370	(19,040)	1,454	—	(2,216)

Effect of exchange rate difference on cash and cash equivalents	—	—	—	(1,177)	—	(1,177)

Net decrease in cash and cash equivalents	—	—	(8,081)	(18,844)	—	(26,925)
Cash and cash equivalents at beginning of period	—	—	11,152	37,125	—	48,277

Cash and cash equivalents at end of period	$—	$—	$3,071	$18,281	$—	$21,352

(1)	Polymer Holdings LLC and Polymer Holdings Capital Corporation are the issuers of the 12% Discount Notes. Polymer Holdings Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the issuers would provide information that would be useful.
(2)	Kraton and Kraton Polymers Capital Corporation are the issuers of the 8.125% Notes. KRATON Polymers Capital Corporation has minimal assets and income. We do not believe that separate financial information concerning the Issuers would provide additional information that would be useful.

15. Subsequent Event

We have evaluated significant events and transactions that occurred from July 1, 2009 through September 30, 2009 and have determined that there were no events or transactions other than those disclosed in this report, if any, that would require recognition or disclosure in our Condensed Consolidated Financial Statements for the quarterly period ended June 30, 2009.

             Shares

Common Stock

Prospectus

                     , 2009

Dealer Prospectus Delivery Obligation

Until                     (25 days after the date of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

Estimated expenses payable in connection with the sale of the common stock in this offering are as follows:

SEC registration fee		$12,834.00
FINRA filing fee		$23,500.00
listing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Transfer agent and registrar fees and expenses
Blue Sky fees and expenses		$10,000.00
Miscellaneous

Total	$

We will bear all of the expenses shown above.

Item 14.	Indemnification of Directors and Officers.

The Delaware General Corporation Law and our certificate of incorporation and bylaws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in such capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, our best interests, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. Please see our certificate of incorporation, which is filed as Exhibit 3.1 to this registration statement and our bylaws, which are filed as Exhibit 3.2 to this registration statement.

We intend to enter into indemnification agreements with our officers and directors. The indemnification agreements will provide our officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The underwriting agreement filed as Exhibit 1.1 to this registration statement also provides that the underwriters are obligated, under certain circumstances, to indemnify our directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act. Please see the form of underwriting agreement filed as Exhibit 1.1 to this registration statement.

We currently maintain a directors’ and officers’ liability insurance policy.

Item 15.	Recent Sales of Unregistered Securities.

In the last three years, we have not issued or sold any unregistered securities.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits: The list of exhibits is set forth in beginning on page II-6 of this Registration Statement and is incorporated herein by reference.

(b) Financial Statement Schedules: No financial statement schedules are provided because the information called for is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings.

* (f) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

* (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

* (i) The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

*	Paragraph references correspond to those of Regulation S-K, Item 512.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas on October 1, 2009.

POLYMER HOLDINGS LLC

By:	/s/ KEVIN M. FOGARTY
Its:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ KEVIN M. FOGARTY Kevin M. Fogarty	Chief Executive Officer, President and Director (principal executive officer)

/s/ STEPHEN E. TREMBLAY Stephen E. Tremblay	Chief Financial Officer (principal financial and accounting officer)

/s/ DAN F. SMITH Dan F. Smith	Director

/s/ BARRY J. GOLDSTEIN Barry J. Goldstein	Director

/s/ KELVIN L. DAVIS Kelvin L. Davis	Director

/s/ MICHAEL G. MACDOUGALL Michael G. MacDougall	Director

/s/ NATHAN H. WRIGHT Nathan H. Wright	Director

/s/ TIMOTHY J. WALSH Timothy J. Walsh	Director

/s/ KEVIN G. O’BRIEN Kevin G. O’Brien	Director

/s/ STEVEN J. DEMETRIOU Steven J. Demetriou	Director

/s/ RICHARD C. BROWN Richard C. Brown	Director

EXHIBIT INDEX

Exhibit No	Description of Exhibits
1.1*	Form of Underwriting Agreement

2.1	Amended and Restated Agreement and Plan of Merger dated November 5, 2003, among Ripplewood Chemical Holding LLC, Kraton Polymers LLC, Polymer Holdings LLC and Polymer Acquisition LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

3.1*	Certificate of Incorporation of Polymer Holdings Inc.

3.2*	Bylaws of Polymer Holdings Inc.

4.1*	Specimen Stock Certificate of Polymer Holdings Inc.’s Common Stock, par value $ per share*

4.2*	Reference is made to Exhibits 3.1 and 3.2

4.3	Indenture dated as of November 2, 2004, among Polymer Holdings LLC, Polymer Holdings Capital Corporation, and Wells Fargo Bank, N.A., as trustee, relating to the 12.000% Senior Discount Notes due 2014 (incorporated by reference to Exhibit 4.1 to Polymer Holdings LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

4.4	First Supplemental Indenture dated May 9, 2006, among Polymer Holdings LLC, Polymer Holdings Capital Corporation and Wells Fargo Bank, N.A., as trustee, relating to the 12.000% Senior Discount Notes due 2014 (incorporated by reference to Exhibit 4.1 to Polymer Holdings LLC’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2006)

4.5	Indenture dated as of December 23, 2003, among Kraton Polymers LLC, Kraton Polymers Capital Corporation, the Guarantors named therein and Wells Fargo Bank Minnesota, N.A., as trustee, relating to the 8.125% Senior Subordinated Notes due 2014 (incorporated by reference to Exhibit 4.1 to Kraton Polymer LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

4.6	Form of 8.125% Senior Subordinated Notes due 2014 of Kraton Polymers LLC and Kraton Polymers Capital Corporation (incorporated by reference to Exhibit A1 to the Indenture filed as Exhibit 4.1 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

4.7	Exchange and Registration Rights Agreement dated December 23, 2003, among Kraton Polymers LLC, Kraton Polymers Capital Corporation, the Guarantors named therein, Goldman, Sachs & Co. and UBS Securities LLC (incorporated by reference to Exhibit 4.3 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

4.8	Pledge and Security Agreement dated December 23, 2003, among Kraton Polymers LLC, Polymer Holdings LLC, Kraton Polymers Capital Corporation, Elastomers Holdings LLC, Kraton Polymers U.S. LLC, as Grantors and UBS AG, Stamford Branch, as Collateral Agent (incorporated by reference to Exhibit 4.4 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

4.9	Credit and Guaranty Agreement dated December 23, 2003, among Kraton Polymers LLC, as Borrower, Polymer Holdings LLC, certain subsidiaries of Kraton Polymers LLC, as Guarantors, various lenders, Goldman Sachs Credit Partners L.P. and UBS Securities LLC, as Lead Arrangers, Goldman Sachs Credit Partners L.P., as Syndication Agent, UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent and Morgan Stanley Senior Funding Inc., Credit Suisse First Boston, acting through its Cayman Islands Branch and General Electric Capital Corporation, as Documentation Agents (incorporated by reference to Exhibit 4.5(a) to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

Exhibit No	Description of Exhibits
4.10	Amendment No. 1 to the Credit and Guaranty Agreement dated as of March 4, 2004 (incorporated by reference to Exhibit 4.5(b) to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

4.11	Amendment No. 2 to the Credit and Guaranty Agreement dated as of October 21, 2004 (incorporated by reference to Exhibit 4.5(c) to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

4.12	Amendment No. 3 to the Credit and Guaranty Agreement dated as of February 16, 2006 (incorporated by reference to Exhibit 10.1 to Kraton Polymers LLC’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2006)

4.13	Amendment No. 4 to the Credit and Guaranty Agreement dated as of May 12, 2006 (incorporated by reference to Exhibit 10.3 to Kraton Polymers LLC’s Quarterly Report on Form 10-Q filed with the SEC on May 15, 2006)

4.14	Amendment No. 5 to the Credit and Guaranty Agreement dated December 15, 2006 (incorporated by reference to Exhibit 10.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 21, 2006)

4.15	Joinder Agreement dated June 7, 2006, among Amegy Bank National Association as Lender, Kraton Polymers LLC as Borrower, the Guarantors and the UBS AG, Stamford Branch as Administrative Agent (incorporated by reference to Exhibit 10.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on June 7, 2006)

5.1*	Opinion of Cleary Gottlieb Steen & Hamilton LLP

10.1+	Employment Agreement dated November 1, 2004, between George Gregory and Kraton Polymers LLC (incorporated by reference to Exhibit 10.5 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.2+	Amendment No. 2 to the Employment Agreement dated April 9, 2007, between George Gregory and Kraton Polymers LLC (incorporated by reference to Exhibit 10.1(a) to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on April 12, 2007)

10.3+	Notional Unit Award Grant Agreement dated September 10, 2004, between George Gregory and Kraton Polymers LLC (incorporated by reference to Exhibit 10.6 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.4+	Profits Unit Award Agreement dated September 10, 2004, between George Gregory and Kraton Polymers LLC (incorporated by reference to Exhibit 10.8 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.5+	Letter Agreement dated March 17, 2005, between Kraton Management LLC and George Gregory (incorporated by reference to Exhibit 10.08(b) to Amendment No. 1 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on June 9, 2005)

10.6+	Restricted Unit Award Grant Agreement dated March 17, 2005, between Kraton Polymers LLC and George Gregory (incorporated by reference to Exhibit 10.8(c) to Amendment No. 1 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on June 9, 2005)

10.7+	Employment Agreement dated April 12, 2004, between Richard A. Ott and Kraton Polymers LLC (incorporated by reference to Exhibit 10.20 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.8+	Amendment No. 2 to the Employment Agreement dated April 9, 2007, between Richard A. Ott and Kraton Polymers LLC (incorporated by reference to Exhibit 10.5(a) to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on April 12, 2007)

10.9+	Profits Unit Award Agreement dated September 10, 2004, between Richard Ott and Kraton Polymers LLC (incorporated by reference to Exhibit 10.22 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

Exhibit No	Description of Exhibits
10.10+	Employment Agreement dated March 8, 2004, between Dave Bradley and Kraton Polymers LLC (incorporated by reference to Exhibit 10.26 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.11+	Amendment No. 3 to the Employment Agreement dated April 9, 2007, between David Bradley and Kraton Polymers LLC (incorporated by reference to Exhibit 10.9(a) to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on April 12, 2007)

10.12+	Employment Agreement dated as of April 1, 2008, between David Bradley and Kraton Polymers LLC (incorporated by reference to Exhibit 10.2 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

10.13+	Profits Unit Award Agreement dated September 10, 2004, between David Bradley and Kraton Polymers LLC (incorporated by reference to Exhibit 10.28 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.14+	Restricted Unit Award Grant Agreement dated September 10, 2004, between David Bradley and Kraton Polymers LLC (incorporated by reference to Exhibit 10.29 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.15+	Restricted Unit Award Grant Agreement dated as of March 17, 2005, between Kraton Polymers LLC and David Bradley (incorporated by reference to Exhibit 10.29(a) to Amendment No. 1 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on June 9, 2005)

10.16+	Employment Agreement dated November 9, 2005, between Kraton and Kevin M. Fogarty (incorporated by reference to Exhibit 10.3 to Kraton Polymers LLC’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2005)

10.17+	Amendment No. 2 to the Employment Agreement dated April 9, 2007, between Kevin M. Fogarty and Kraton Polymers LLC (incorporated by reference to Exhibit 10.16(a) to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on April 12, 2007)

10.18+	Notional Unit Award Grant Agreement dated July 15, 2005, between Kevin Fogarty and Kraton Polymers LLC (incorporated by reference to Exhibit 10.56 to Amendment No. 3 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on August 30, 2005)

10.19+	Profits Unit Award Agreement dated July 15, 2005, between Kevin Fogarty and Kraton Management LLC (incorporated by reference to Exhibit 10.58 to Amendment No. 3 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on August 30, 2005)

10.20+	Employment Agreement dated April 1, 2008, between Kevin Fogarty and Kraton Polymers LLC (incorporated by reference to Exhibit 10.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

10.21+	Employment Agreement dated April 1, 2008, between Stephen E. Tremblay and Kraton Polymers LLC (incorporated by reference to Exhibit 10.3 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on April 7, 2008)

10.22+*	Employment Agreement dated December 31, 2008, between Lothar Fruend and Kraton Polymers LLC

10.23+*	Savings Deferred Compensation and Restoration Plan dated December 31, 2008, restated

10.24+*	Pension Benefit Restoration Plan dated January 1, 2006, restated

10.25+	Kraton Polymers LLC Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.30 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.26+	TJ Chemical Holdings LLC 2004 Option Plan and Form of Option Grant Agreement (incorporated by reference to Exhibit 10.31 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

Exhibit No	Description of Exhibits
10.27	First Amended and Restated Site Services, Utilities, Materials and Facilities Agreement dated February 28, 2001, between Kraton Polymers Nederland B.V. and Shell Nederland Raffinaderij B.V. (Pernis) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.32 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.28	First Amended and Restated Site Services, Utilities, Materials and Facilities Agreement dated February 28, 2001, between Kraton Polymers Nederland B.V. and Shell Nederland Chemie B.V. (Pernis) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.33 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.29	First Amended and Restated Site Services, Utilities, Materials and Facilities Agreement dated February 28, 2001, between Shell Chimie S.A. and Kraton Polymers France S.A.S. (Berre) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.34 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.30	First Amended and Restated Operations and Maintenance Services Agreement dated February 28, 2001, between Kraton Polymers Nederland B.V. and Shell Nederland Chemie B.V. (Pernis) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.35 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.31	First Amended and Restated Operations and Maintenance Services Agreement dated February 28, 2001, between Kraton Polymers France S.A.S. and Shell Chimie S.A. (Berre) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.36 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.32	Production Agreement dated March 31, 2000, between Elenac GmbH and Kraton Polymers GmbH (Wesseling) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.37 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.33	Amended and Restated Belpre Facility Sharing and Operating Agreement dated July 1, 1999, among Infineum USA LP, Shell Oil Company and Shell Elastomers LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.38 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.34	Styrene Sales Contract dated August 30, 1999, between Shell Chemical Company and Shell Elastomers LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.39 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.35	Agreement dated January 31, 2000, between Shell Hydrocarbures et Derives S.A.S. and Kraton Polymers France S.A.S. for common reception and storage of Styrene Monomer (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.40 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.36	Multi-Site Agreement for the Supply of Styrene Monomer dated February 28, 2001, among Shell Nederland Chemie B.V., Shell Chimie S.A. and Kraton Polymers Nederland BV (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.41 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

Exhibit No	Description of Exhibits
10.37	Butadiene Sales Contract dated September 11, 1999, between Shell Chemical Company and Shell Elastomers LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.42 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.38	1,3-Butadiene Agreement dated October 1, 1999, between Shell Chimie S.A. and Kraton Polymers France S.A.S. (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.43 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.39	Deed of Novation dated December 20, 2005, between Shell Chemical Europe B.V., Shell Pétrochimie Méditerranée S.A.S., Basell Polyoléfines France S.A.S. and Kraton Polymers France S.A.S (incorporated by reference to Exhibit 10.36 to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on March 30, 2006)

10.40	1,3-Butadiene Agreement dated December 1, 1999, between Deutsche Shell Chemie GmbH and MWW Achtundzwanzigste Vermoegensverwaltungs GmbH (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.44 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.41	Sales Contract dated September 11, 1999, between Shell Chemical Company and Shell Elastomers LLC (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.45 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.42	Agreement dated February 28, 2001, between Shell Nederland Chemie B.V. and Kraton Polymers Nederland B.V. for the supply of Isoprene Monomer (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.46 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.43	Letter Amendment No. 2 (and by reference Amendment No. 1) to the Agreement dated February 28, 2001, between Shell Nederland Chemie B.V. and Kraton Polymers Nederland B.V. for the supply of Isoprene Monomer, dated December 10, 2007, between Shell Chemicals Europe B.V. and Kraton Polymers Nederland P.V. (incorporated by reference to Exhibit 10.39(a) to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on March 31, 2008)

10.44	Manufacturing Facility Lease dated August 24, 2000, between Shell Chemie and Kravis (Berre-Kraton D) (incorporated by reference to Exhibit 10.47 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.45	Manufacturing Facility Lease dated August 24, 2000, between Shell Chimie and Kraton Polymers France SAS (Berre-Kraton G) (incorporated by reference to Exhibit 10.48 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.46	Business Lease dated March 31, 2000, between Elenac GmbH and Kraton Polymers GmbH (Wesseling) (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.49 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.47	Amendment to the Business Lease dated March 31, 2000, between Bassell Polyolefine GmbH (previously Elenac GmbH) and Kraton Polymers GmbH (incorporated by reference to Exhibit 10.49(a) to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

10.48	Contribution Agreement dated February 28, 2001, between Shell Oil Company and Shell Elastomers (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.50 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

Exhibit No	Description of Exhibits
10.49	Contribution Agreement dated February 28, 2001, between Shell Internationale Research Maatschappil B.V. and Kraton Polymers Research B.V. (portions of this exhibit have been omitted pursuant to a request for confidential treatment) (incorporated by reference to Exhibit 10.51 to Amendment No. 2 to Kraton Polymers LLC’s Registration Statement on Form S-4 filed with the SEC on July 15, 2005)

10.50+	Employment Agreement dated April 9, 2007, between Kraton Polymers LLC and Nicholas G. Dekker (incorporated by reference to Exhibit 10.47 to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on April 12, 2007)

10.51+	Amendment No. 1 to the Employment Agreement dated as of December 19, 2007, between Kraton Polymers LLC and Nicholas G. Dekker (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 21, 2007)

10.52+	Tripartite Agreement dated April 9, 2007, among Kraton Polymers LLC, Nicholas G. Dekker and Kraton Polymers France SAS (incorporated by reference to Exhibit 10.48 to Kraton Polymers LLC’s Annual Report on Form 10-K filed with the SEC on April 12, 2007)

10.53+	Amendment No. 1 to the Tripartite Agreement dated as of December 19, 2007, between Kraton Polymers LLC, Nicholas G. Dekker and Kraton Polymers France SAS (incorporated by reference to Exhibit 99.2 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 21, 2007)

10.54+	Notional Unit Award Grant Agreement dated November 30, 2005, between Kraton Polymers LLC and Nicholas G. Dekker (incorporated by reference to Exhibit 10.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

10.55+	Profit Unit Award Agreement dated October 6, 2006, between Management LLC and Nicholas G. Dekker (incorporated by reference to Exhibit 10.2 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

10.56+	Form of Amendment No. 1 to the Employment Agreement of Executive Officers (incorporated by reference to Exhibit 10.3 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

10.57+	Form of Amendment No. 2 to the Employment Agreement of Executive Officers (incorporated by reference to Exhibit 10.4 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

10.58+	Form of Amendment No. 1 to the Profits Unit Award Agreement (incorporated by reference to Exhibit 10.5 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 22, 2006)

10.59	Agreement for Adjustment and Termination of Services under Kraton/SNC SUMFs and OMS Agreements at Pernis dated as of June 28, 2007 by and among Shell Nederland Chemie B.V. and Kraton Polymers Nederland B.V. (incorporated by reference to Exhibit 10.1 to Kraton Polymers LLC’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2007)

10.60	Amendment to Isoprene Sales Contract, dated December 28, 2008 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on December 31, 2008)

10.61	Amendment No. 2 to Isoprene Sales Contract, dated March 12, 2009 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on March 30, 2009)

10.62	Amendment No. 3 to Isoprene Sales Contract, dated April 24, 2009 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on April 29, 2009)

10.63	Amendment No. 4 to Isoprene Sales Contract, dated May 28, 2009 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on May 29, 2009)

Exhibit No	Description of Exhibits
10.64	Amendment No. 5 to Isoprene Sales Contract, dated June 26, 2009 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on July 1, 2009)

10.65	Amendment No. 6 to Isoprene Sales Contract, dated July 29, 2009 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on July 31, 2009)

10.66	Amendment No. 7 to Isoprene Sales Contract, dated August 20, 2009 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on August 27, 2009)

10.67	Amendment No. 8 to Isoprene Sales Contract, dated September 10, 2009 between Shell Chemical LP and Kraton Polymers U.S. LLC (incorporated by reference to Exhibit 99.1 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on September 15, 2009)

10.68	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers (incorporated by reference to Item 5.02 to Kraton Polymers LLC’s Current Report on Form 8-K filed with the SEC on February 19, 2009)

21.1	List of Significant Subsidiaries (incorporated by reference to Exhibit 21.1 to Polymer Holdings LLC’s Registration Statement on Form S-4 filed with the SEC on April 1, 2005)

23.1*	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit 5.1)

23.2	Consent of KPMG LLP

24.1*	Power of Attorney for Michael G. MacDougall, Timothy J. Walsh and Kevin G. O’Brien

24.2*	Power of Attorney for Kelvin L. Davis, Nathan H. Wright, Steven J. Demetriou, Dan F. Smith, Richard C. Brown and Barry J. Goldstein

+	Denotes management contract or compensatory plan or arrangement.
*	To be filed by amendment.